

04042396

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

LONG BEACH SECURITIES CORP.	0001119605
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)

Form 8-K (filed September 7, 2004)	333-109318
(Electronic Report, Schedule or Registration Statement of Which the Documents are a Part (Give Period of Report))	(SEC File Number, if Available)

(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Anaheim, state of California, September 3, 2004.

Long Beach Securities Corp.
(Registrant)

By _____, Authorized Officer
(Name and Title)

Filings Made by Persons Other Than the Registrant. After reasonable inquiry and to the best of my knowledge and belief, I certify on _____, 200_, that the information set forth in this statement is true and complete.

By_____
(Name)

_____
(Title)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **September 2, 2004**

LONG BEACH SECURITIES CORP.

*(as depositor under the Pooling and Servicing Agreement,
dated as of September 1, 2004, providing for the issuance of
Asset-Backed Certificates, Series 2004-4)*

(Exact name of registrant as specified in its charter)

333-109318
(Commission File Number)

Delaware	**33-0917586**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

1400 South Douglass Road, Suite 100, Anaheim, California 92806
(Address of principal executive offices, with zip code)

(714) 939-5200
(Registrant's telephone number, including area code)

[(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

Description of the Certificates and the Mortgage Pool

As of the date hereof, Long Beach Securities Corp. (the "Registrant") has caused to be filed with the Securities and Exchange Commission (the "Commission") pursuant to the Commission's Rule 424 a Prospectus Supplement to its Prospectus, dated February 10, 2004, in connection with the Registrant's issuance of a series of certificates, entitled Long Beach Mortgage Loan Trust 2004-4, Asset-Backed Certificates, Series 2004-4 (the "2004-4 Certificates"), to be issued pursuant to a pooling and servicing agreement, dated as of September 1, 2004, among the Registrant as depositor (the "Depositor"), Long Beach Mortgage Company as master servicer ("Master Servicer") and Deutsche Bank National Trust Company as trustee. The Registrant, Master Servicer, Greenwich Capital Markets, Inc. and WaMu Capital Corp. (together, Greenwich Capital Markets, Inc. and WaMu Capital Corp. are the "Underwriters") have entered into an Underwriting Agreement dated as of August 23, 2004 for the purchase of the Class I-A1 Certificates, the Class II-A1 Certificates, the Class II-A2 Certificates, the Class II-A3 Certificates, Class II-A4 Certificates, the Class M-1 Certificates, the Class M-2 Certificates, the Class M-3 Certificates, the Class M-4 Certificates, the Class M-5 Certificates, the Class M-6 Certificates, the Class M-7 Certificates, the Class M-8 Certificates, the Class M-9 Certificates, the Class M-10 Certificates, the Class M-11 Certificates, the Class M-12 Certificates (the "Underwritten Certificates"). The 2004-4 Certificates will represent in the aggregate the entire beneficial ownership interests in a trust fund (the "Trust Fund") consisting primarily of a pool of fixed rate and adjustable rate, first lien residential mortgage loans having original terms to maturity up to 30 years (the "Mortgage Loans").

Computational Materials

The Underwriters have advised the Registrant that they have furnished to certain prospective purchasers of Certificates certain materials, herein referred to as "Computational Materials", in written form, which Computational Materials are in the nature of data tables and term sheet information relating to the Mortgage Loans or other assets of the Trust Fund, the structure of the Underwritten Certificates and terms of certain classes of Underwritten Certificates, and the hypothetical characteristics and hypothetical performance of certain classes of Underwritten Certificates under certain assumptions and scenarios.

The Computational Materials have been provided by the Underwriters. The information in the Computational Materials is preliminary and will be superseded by the Prospectus Supplement relating to the Certificates and by any other information subsequently filed with the Commission.

The Computational Materials were prepared by the Underwriters at the request of certain prospective investors. The Computational Materials may be based on information that differs from the information set forth in the Prospectus Supplement.

Intex Model

The Intex model (the "Intex Model") has been provided by the Underwriters in connection with the Underwritten Certificates. The Intex Model allows prospective investors to generate hypothetical performance data with respect to the Underwritten Certificates based on

assumptions chosen by them regarding certain characteristics of the related mortgage loans. Access to the Intex Model can be obtained by contacting Patrick Leo at Greenwich Capital Markets, Inc. at (203) 618-2952.

Item 9.01 Financial Statements and Exhibits

      (a)   Not applicable

      (b)   Not applicable

      (c)   Exhibits

Exhibit No.	Description
99.1	Computations Materials (as defined in Item 5) that have been provided by Greenwich Capital Markets, Inc. and WaMu Capital Corp. to certain prospective purchasers of Long Beach Mortgage Loan Trust Asset-Backed Certificates, Series 2004-4
99.2	Intex Model (as defined in Item 5) that has been provided by Greenwich Capital Markets, Inc. and WaMu Capital Corp. in connection with the Registrant's Long Beach Mortgage Loan Trust Asset-Backed Certificates, Series 2004-4.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LONG BEACH SECURITIES CORP.

Date: September **3**, 2004

By: _____

Name: Deven Patel

Title: Authorized Officer

Index to Exhibits

Exhibit No.	Description	Sequentially Numbered Page
99.1	Computations Materials (as defined in Item 5) that have been provided by Greenwich Capital Markets, Inc. and WaMu Capital Corp. to certain prospective purchasers of Long Beach Mortgage Loan Trust Asset-Backed Certificates, Series 2004-4	P
99.2	Intex Model (as defined in Item 5) that has been provided by Greenwich Capital Markets, Inc. and WaMu Capital Corp. in connection with the Registrant's Long Beach Mortgage Loan Trust Asset-Backed Certificates, Series 2004-4.	P

EXHIBIT 99.1

FILED BY PAPER

Long Beach Mortgage Loan Trust 2004-4

Marketing Materials

$2,788,891,000
(+/-10%, Approximate)

Long Beach Securities Corp.
Depositor

Long Beach Mortgage Company
Seller and Master Servicer

RBS Greenwich Capital   WaMu Capital Corp.

Co-Lead Managers

FOR ADDITIONAL INFORMATION PLEASE CALL:

RBS GREENWICH CAPITAL	
Asset-Backed Finance	
Brian Bernard	(203) 618-5693
Frank Skibo	(203) 618-6678
Patrick Leo	(203) 618-2952
Trading	
Ron Weibye	(203) 625-6160
Peter McMullin	(203) 625-6160

RATING AGENCIES	
Moody's	
Navneet Agarwal	(212) 553-3674
S&P	
Brian Grow	(212) 438-1555
Fitch	
Wen Hsu	(212) 908-0633

RBS Greenwich Capital

Preliminary Term Sheet   *Date Prepared: August 19, 2004*

$2,788,891,000
(+/- 10% Approximate)

Long Beach Mortgage Loan Trust 2004-4

Class[1,2,3]	Principal Amount ($)	WAL (Years) Call/Mat[4]	Payment Window Call/Mat[4]	Expected Rating S&P/Fitch/Moody's	Assumed Final Distribution Date	Certificate Type
I-A1[6]	$1,545,348,000	Not Offered Hereby		AAA/AAA/Aaa	October 2034	Floating Rate Senior
II-A1	$200,000,000	2.50/2.71	1-87/1.194	AAA/AAA/Aaa	October 2034	Floating Rate Senior
II-A2	$316,000,000	1.00/1.00	1-25/1-25	AAA/AAA/Aaa	October 2034	Floating Rate Senior
II-A3	$176,900,000	3.50/3.50	25-72/25-72	AAA/AAA/Aaa	October 2034	Floating Rate Senior
II-A4	$64,351,000	7.09/8.96	72-87/72-194	AAA/AAA/Aaa	October 2034	Floating Rate Senior
M-1	$77,080,000	5.02/5.55	41-87/41-160	AAA/AA+/Aa1	October 2034	Floating Rate Subordinate
M-2	$74,277,000	4.99/5.50	40-87/40-153	AA+/AA+/Aa2	October 2034	Floating Rate Subordinate
M-3	$47,649,000	4.97/5.46	39-87/39-146	AA+/AA/Aa3	October 2034	Floating Rate Subordinate
M-4	$39,240,000	4.95/5.42	39-87/39-141	AA/AA-/A1	October 2034	Floating Rate Subordinate
M-5	$32,233,000	4.95/5.39	39-87/39-136	AA-/A+/A2	October 2034	Floating Rate Subordinate
M-6	$35,036,000	4.93/5.35	38-87/38-131	A+/A/A3	October 2034	Floating Rate Subordinate
M-7	$30,832,000	4.93/5.31	38-87/38-125	A/A-/Baa1	October 2034	Floating Rate Subordinate
M-8	$23,820,000	4.93/5.27	38-87/38-119	A-/BBB+/Baa2	October 2034	Floating Rate Subordinate
M-9	$23,820,000	4.92/5.21	37-87/37-113	A-/BBB/Baa3	October 2034	Floating Rate Subordinate
M-10	$28,030,000	4.91/5.11	37-87/37-106	BBB+/BBB-/NR	October 2034	Floating Rate Subordinate
M-11	$21,020,000	4.91/4.97	37-87/37-96	BBB/NR/NR	October 2034	Floating Rate Subordinate
M-12	$25,226,000	4.72/4.72	37-86/37-86	BBB-/NR/NR	October 2034	Floating Rate Subordinate
B[5]	$28,029,000	3.87/3.87	37-68/37-68	BB+/NR/NR	October 2034	Floating Rate Subordinate
Total:	$2,788,891,000					

(1)   *The Class I-A1 Certificates are backed primarily by the Group I Mortgage Loans. The Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates are backed primarily by the Group II Mortgage Loans. The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10, Class M-11, Class M-12 and Class B Certificates are backed by the cash flows from the Mortgage Loans. The principal balance of each class of Offered Certificates and the Class B Certificates is subject to a 10% variance.*

(2)   *The Class I-A1, Class II-A1, Class II-A2, Class II-A3, Class II-A4, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10, Class M-11, Class M-12 and Class B Certificates are priced to a 10% Clean-up Call. The margin on the Class I-A1, Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates will double on the first Distribution Date after the 10% Clean-up Call may first be exercised. The margin on each of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10, Class M-11, Class M-12 and Class B Certificates will be equal to 1.5x the original margin on the first Distribution Date after the 10% Clean-up Call may first be exercised.*

(3)   *See "Net WAC Rate" herein.*

(4)   *See "Pricing Prepayment Speed" herein.*

(5)   *The Class B Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers. The Class B Certificates are described herein because their amount, structure, collateral, rights, risks and other characteristics affect the amount, structure, collateral, rights, risks and other characteristics of the Offered Certificates.*

(6)   *The Class I-A1 Certificates only will receive the benefit of a Certificate Insurance Policy issued by Financial Security Assurance, Inc.*

❊❊ RBS Greenwich Capital

Depositor:	Long Beach Securities Corp.
Seller and Master Servicer:	Long Beach Mortgage Company.
Sub-Servicer:	Washington Mutual Bank, FA.
Co-Lead Underwriters:	Greenwich Capital Markets, Inc. (*Sole Book-Running Manager*) and WaMu Capital Corp.
Certificate Insurer:	Financial Security Assurance, Inc. will issue a financial guaranty insurance policy for the benefit of the Class I-A1 Certificates only. The Certificate Insurer will guarantee that the Insured Certificates will receive timely interest payments and ultimate payment of principal. The Certificate Insurer will have certain rights with respect to the transaction as specified in the pooling and servicing agreement.
Trustee:	Deutsche Bank National Trust Company.
Certificates:	The Class I-A1 (the "*Group I Certificates*"), Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates (collectively, the "*Group II Certificates*" and together with the Group I Certificates, the "*Class A Certificates*"), and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10, Class M-11 and Class M-12 Certificates (collectively, the "*Class M Certificates*"). The Class A Certificates and the Class M Certificates are referred to herein as the "*Offered Certificates.*" The Class B Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers, the "*Privately Offered Certificates.*" The Class M Certificates and the Class B Certificates are referred to herein as the "*Subordinate Certificates*". The Class A Certificates, Class M Certificates and Class B Certificates are collectively referred to herein as the "*Certificates.*"
Federal Tax Status:	The Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	The close of business on September 1, 2004.
Expected Pricing Date:	On or about August [20], 2004.
Expected Closing Date:	On or about September 8, 2004.
Expected Settlement Date:	On or about September 8, 2004.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in October 2004.
Accrued Interest:	The price to be paid by investors for the Certificates will not include accrued interest (settling flat).

✖RBS Greenwich Capital

Interest Accrual Period:	The interest accrual period for each Distribution Date with respect to the Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. None of the other Certificates is expected to be SMMEA eligible.
Clean-up Call:	The terms of the transaction will allow for a clean-up call of the Mortgage Loans and the retirement of the Offered Certificates and Privately Offered Certificates (the *"Clean-up Call"*), which may be exercised by the Master Servicer and with the consent of the residual certificate holder (which consent will not be unreasonably withheld) once the aggregate principal balance of the Mortgage Loans and any REO properties is less than or equal to 10% but greater than 5% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. The Clean-Up Call can be exercised by the Master Servicer without the consent of the residual holder once the aggregate principal balance of the Mortgage Loans and any REO properties is less than or equal to 5% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Pricing Prepayment Speed:	The Certificates will be priced based on the following collateral prepayment assumptions:
	FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter) ARM Loans: 27% CPR
Mortgage Loans:	The Mortgage Loans will consist of a pool of fixed-rate and adjustable-rate, one-to four-family, first lien residential mortgage loans. The description of the Mortgage Loans is on the basis of their scheduled principal balances as of the Cut-off Date. As of August 1, 2004, the mortgage pool will consist of the Mortgage Loans with an aggregate scheduled principal balance of approximately $2,802,905,617, of which: (i) approximately $1,881,120,344 consist of a pool of conforming balance, first lien, fixed-rate and adjustable-rate mortgage loans (the *"Group I Mortgage Loans"*) and (ii) approximately $921,785,273 consist of a pool of conforming and non-conforming balance, first lien, fixed-rate and adjustable-rate mortgage loans (the *"Group II Mortgage Loans"* and together with the Group I Mortgage Loans, the *"Mortgage Loans"*). See the attached collateral descriptions for additional information on the Mortgage Loans.
Adjusted Net Mortgage Rate:	The *"Adjusted Net Mortgage Rate"* for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.
Adjusted Net Maximum Mortgage Rate:	The *"Adjusted Net Maximum Mortgage Rate"* for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

✖✖ RBS Greenwich Capital

Pass-Through Rate: The "**Pass-Through Rate**" on each Class of Certificates for any Distribution Date (other than the first Distribution Date) will be a per annum rate equal to the lesser of (i) the related Formula Rate and (ii) the related Net WAC Rate.

Formula Rate: The "**Formula Rate**" on each Class of Certificates will be a per annum rate equal to the lesser of (i) One Month LIBOR plus the related margin for such Class and (ii) the related Maximum Cap.

Group I Net WAC Rate: The "**Group I Net WAC Rate**" for the Group I Certificates for any Distribution Date (other than the first Distribution Date) will be a per annum rate equal to the weighted average of the Adjusted Net Mortgage Rates of the Group I Mortgage Loans, minus the premium fee rate payable to the Certificate Insurer (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Group II Net WAC Rate: The "**Group II Net WAC Rate**" for the Group II Certificates for any Distribution Date (other than the first Distribution Date) will be a per annum rate equal to the weighted average of the Adjusted Net Mortgage Rates of the Group II Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Subordinate Net WAC Rate: The "**Subordinate Net WAC Rate**" for the Subordinate Certificates for any Distribution Date (other than the first Distribution Date) will be a per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal balance of the related Class A Certificates), of (i) the weighted average of the Adjusted Net Mortgage Rates of the Group I Mortgage Loans and (ii) the weighted average of the Adjusted Net Mortgage Rates of the Group II Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Group I Maximum Cap: The "**Group I Maximum Cap**" for the Group I Certificates will be a per annum rate equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans, minus the premium fee rate payable to the Certificate Insurer (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Group II Maximum Cap: The "**Group II Maximum Cap**" for the Group II Certificates will be a per annum rate equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group II Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Subordinate Maximum Cap: The "**Subordinate Maximum Cap**" for the Subordinate Certificates will be a per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal balance of the related Class A Certificates), of (i) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans and (ii) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group II Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net WAC Rate
Carryover Amount: If on any Distribution Date the Pass-Through Rate for any Class of Certificates is limited by the related Net WAC Rate, the "*Net WAC Rate Carryover Amount*" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on the related Formula Rate over (b) the amount of interest actually accrued on such class based on the related Net WAC Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest thereon at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available. **The Certificate Insurer's policy will not cover any Net WAC Rate Carryover Amounts.**

Yield Maintenance
Agreement: On the Closing Date, the Depositor will assign to the Trustee, or the Trustee will directly enter into, three yield maintenance agreements to make payments in respect of any Net WAC Rate Carryover Amounts on the Offered Certificates and Class B Certificates as described herein. On each Distribution Date, the counterparty to the related yield maintenance agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum set forth in the related yield maintenance agreement schedule over (ii) the strike price for such Distribution Date specified on the related yield maintenance agreement schedule herein, accrued during the related Interest Accrual Period for the related Offered Certificates and Class B Certificates and (b) the notional balance for such Distribution Date specified on the related yield maintenance agreement schedule herein, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis. The Group I Yield Maintenance Agreement will terminate after the Distribution Date in November 2008, the Group II Yield Maintenance Agreement will terminate after the Distribution Date in November 2008 and the Subordinate Yield Maintenance Agreement will terminate after the Distribution Date in November 2008.

Credit Enhancement: Consists of the following:
  1) Excess Cashflow;
  2) Overcollateralization;
  3) Subordination; and,
  4) Certificate Insurer's policy, with respect to the Class I-A1 Certificates.

Excess Cashflow: The "*Excess Cashflow*" for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

RBS Greenwich Capital

Overcollateralized Amount:	The "*Overcollateralized Amount*" for any Distribution Date is equal to the excess of the aggregate principal balance of the Mortgage Loans on the last day of the related due period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related prepayment period) over the sum of the aggregate principal balance of the Offered Certificates and the Privately Offered Certificates (assuming that 100% of the aggregate principal remittance amount is applied as a principal payment on such Distribution Date). On the Closing Date, the Overcollateralized Amount will be fully funded at approximately 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralized Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be distributed to the Offered Certificates and Privately Offered Certificates as described below to build the Overcollateralized Amount until the Overcollateralization Target Amount is reached.
Overcollateralization Target Amount:	On any Distribution Date, the "*Overcollateralization Target Amount*" is equal: (i) prior to the Stepdown Date, 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; and (ii) on or after the Stepdown Date, the greater of: (a) 1.00% of the current aggregate principal balance of the Mortgage Loans; (b) 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "*OC Floor*"). On any Distribution Date on which a Trigger Event is in effect, the Overcollateralization Target Amount will be equal to the Overcollateralization Target Amount as of the preceding Distribution Date.

Stepdown Date:	The earlier to occur of
	(i) the Distribution Date on which the aggregate certificate principal balance of the Class A Certificates has been reduced to zero and
	(ii) the later to occur of
	   (x) the Distribution Date occurring in October 2007 and
	   (y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to [35.70]%.

Credit Enhancement Percentage:	The "*Credit Enhancement Percentage*" for a Distribution Date is equal to (i) the sum of (a) the aggregate certificate principal balance of the Subordinate Certificates and (b) the Overcollateralized Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.
Delinquency Trigger Event:	A "*Delinquency Trigger Event*" is in effect on any Distribution Date on or after the Stepdown Date, if the 60+ delinquency percentage exceeds [42.00]% of the current Credit Enhancement Percentage.

✕✕ RBS Greenwich Capital

Loss Trigger Event:

A *"Loss Trigger Event"* is in effect on any Distribution Date on or after the Stepdown Date, if the cumulative Realized Losses on the Mortgage Loans as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Date are greater than:

Distribution Date	Percentage
October 2007 to September 2008	[3.00]%
October 2008 to September 2009	[4.50]%
October 2009 to September 2010	[5.50]%
October 2010 and thereafter	[5.75]%

Trigger Event:

A *"Trigger Event"* is in effect with respect to any Distribution Date if either a Loss Trigger Event or a Delinquency Trigger Event is in effect on such Distribution Date.

Credit Support:

Initial Credit Enhancement		Target Credit Enhancement On and After Stepdown Date	
Rating	Percent	Rating	Percent
A	[17.85]%	A	[35.70]%
M-1	[15.10]%	M-1	[30.20]%
M-2	[12.45]%	M-2	[24.90]%
M-3	[10.75]%	M-3	[21.50]%
M-4	[9.35]%	M-4	[18.70]%
M-5	[8.20]%	M-5	[16.40]%
M-6	[6.95]%	M-6	[13.90]%
M-7	[5.85]%	M-7	[11.70]%
M-8	[5.00]%	M-8	[10.00]%
M-9	[4.15]%	M-9	[8.30]%
M-10	[3.15]%	M-10	[6.30]%
M-11	[2.40]%	M-11	[4.80]%
M-12	[1.50]%	M-12	[3.00]%
B	[0.50]%	B	[1.00]%

✖✖ RBS Greenwich Capital

Realized Losses: If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a *"Realized Loss."* Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralized Amount. Following the reduction of the Overcollateralized Amount to zero, all remaining Realized Losses will be applied in reverse sequential order, first to the Class B Certificates, second to the Class M-12 Certificates, third to the Class M-11 Certificates, fourth to the Class M-10 Certificates, fifth to the Class M-9 Certificates, sixth to the Class M-8 Certificates, seventh to the Class M-7 Certificates, eighth to the Class M-6 Certificates, ninth to the Class M-5 Certificates, tenth to the Class M-4 Certificates, eleventh to the Class M-3 Certificates, twelfth to the Class M-2 Certificates and thirteenth to the Class M-1 Certificates.

Priority of
Distributions: Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, as follows: first to pay servicing fees and trustee fees and then, from interest collections on the Group I Mortgage Loans only, to pay the Certificate Insurer's fee, second, monthly interest plus any previously unpaid interest to the Class A Certificates generally from the related loan group, pro rata, based on their entitlements, and then, to reimburse the Certificate Insurer for any amounts paid on its policy and, from interest collections on the Group II Mortgage Loans, to pay the Certificate Insurer fee to the extent unpaid after distributions of interest collections on the Group I Mortgage Loans, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest to the Class M-2 Certificates, fifth, monthly interest to the Class M-3 Certificates, sixth, monthly interest to the Class M-4 Certificates, seventh, monthly interest to the Class M-5 Certificates, eighth, monthly interest to the Class M-6 Certificates, ninth, monthly interest to the Class M-7 Certificates, tenth, monthly interest to the Class M-8 Certificates, eleventh, monthly interest to the Class M-9 Certificates, twelfth, monthly interest to the Class M-10 Certificates, thirteenth, monthly interest to the Class M-11 Certificates, fourteenth, monthly interest to the Class M-12 Certificates, and fifteenth, monthly interest to the Class B Certificates.
2) Principal funds, as follows: monthly principal to the Class A Certificates, generally based on principal collected from the related loan group, as described under "Principal Paydown," then to the Certificate Insurer as reimbursement of the Certificate Insurer for any amounts paid on its policy, to the extent not paid from interest collections on the Mortgage Loans, then monthly principal to the Class M-1 Certificates as described under "Principal Paydown," then monthly principal to the Class M-2 Certificates as described under "Principal Paydown," then monthly principal to the Class M-3 Certificates as described under "Principal Paydown," then monthly principal to the Class M-4 Certificates as described under "Principal Paydown," then monthly principal to the Class M-5 Certificates as described under "Principal Paydown," then monthly principal to the Class M-6 Certificates as described under "Principal Paydown," then monthly principal to the Class M-7 Certificates as described under "Principal Paydown," then monthly principal to the Class M-8 Certificates as described under "Principal Paydown," then monthly principal to the Class M-9 Certificates as described under "Principal Paydown", then monthly principal to the Class M-10 Certificates as described under "Principal Paydown", then monthly principal to the Class M-11 Certificates as described under "Principal Paydown" then monthly principal to the Class M-12 Certificates as described under "Principal Paydown" and then monthly principal to the Class B Certificates as described under "Principal Paydown."

✕✕ RBS Greenwich Capital

3) Excess Cashflow as follows: as principal to the Offered Certificates and the Class B Certificates to replenish or maintain the Overcollateralized Amount as described under "Principal Paydown," then any previously unpaid interest on the Class A Certificates, pro rata, based on their respective entitlements, then any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then, any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then, any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then, any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then, any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then, any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class M-10 Certificates, then any unpaid applied Realized Loss amount to the Class M-10 Certificates, then any previously unpaid interest to the Class M-11 Certificates, then any unpaid applied Realized Loss amount to the Class M-11 Certificates, then any previously unpaid interest to the Class M-12 Certificates, then any unpaid applied Realized Loss amount to the Class M-12 Certificates, then any previously unpaid interest to the Class B Certificates and then any unpaid applied Realized Loss amount to the Class B Certificates.

4) Any proceeds from the Group I Yield Maintenance Agreement will be distributed to pay any related Net WAC Rate Carryover Amount with respect to the Class I-A1 Certificates. Any proceeds from the Group II Yield Maintenance Agreement will be distributed to pay any related Net WAC Rate Carryover Amount with respect to the Group II Certificates, pro rata, based on aggregate certificate principal balance. Any proceeds from the Subordinate Yield Maintenance Agreement will be distributed to pay any related Net WAC Rate Carryover Amount with respect to the Subordinate Certificates, pro rata, based on aggregate certificate principal balance.

5) Any remaining Excess Cashflow will be distributed to pay any related Net WAC Rate Carryover Amount remaining unpaid after distributions in (4) above as follows: first to the Senior Certificates, pro rata, based on the aggregate certificate principal balance then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, then to the Class M-9 Certificates, then to the Class M-10 Certificates, then to the Class M-11 Certificates, then to the Class M-12 Certificates and lastly to the Class B Certificates.

6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as further described in the pooling agreement.

Principal Paydown: Any amounts distributable in regards to principal with respect to the Group II Certificates will be distributed among (i) the Class II-A1 Certificates and (ii) the Class II-A2, Class II-A3 and Class II-A4 Certificates, *pro rata,* based on the aggregate outstanding certificate principal balance. Any amounts distributable in regards to principal with respect to the Class II-A2, Class II-A3 and Class II-A4 Certificates will be distributed to the Class II-A2 Certificates, until the certificate principal balance thereof has been reduced to zero, then to the Class II-A3 Certificates, until the certificate principal balance thereof has been reduced to zero, and then to the Class II-A4 Certificates, until the certificate principal balance thereof has been reduced to zero.

Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be distributed to the Class A Certificates generally based on principal collected from the related loan groups. Provided, however if the Class A Certificates have been retired, principal will be applied sequentially in the following order of priority: 1) Class M-1 Certificates, 2) Class M-2 Certificates, 3) Class M-3 Certificates, 4) Class M-4 Certificates, 5) Class M-5 Certificates, 6) Class M-6 Certificates, 7) Class M-7 Certificates, 8) Class M-8 Certificates, 9) Class M-9 Certificates, 10) Class M-10 Certificates, 11) Class M-11 Certificates, 12) Class M-12 Certificates and 13) Class B Certificates.

On or after the Stepdown Date and if a Trigger Event is not in effect, the Certificates will be entitled to receive payments of principal in the following order of priority: first to the Class A Certificates, on a pro-rata basis based on the certificate principal balance of each class, such that the Class A Certificates will have at least [35.70]% credit enhancement, second to the Class M-1 Certificates, such that the Class M-1 Certificates will have at least [30.20]% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least [24.90]% credit enhancement, fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have at least [21.50]% credit enhancement, fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have at least [18.70]% credit enhancement, sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have at least [16.40]% credit enhancement, seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have at least [13.90]% credit enhancement, eighth, to the Class M-7 Certificates such that the Class M-7 Certificates will have at least [11.70]% credit enhancement, ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have at least [10.00]% credit enhancement , tenth, to the Class M-9 Certificates such that the Class M-9 Certificates will have at least [8.30]% credit enhancement, eleventh to the Class M-10 Certificates such that the Class M-10 Certificates will have at least [6.30]% credit enhancement, twelfth, to the Class M-11 Certificates such that the Class M-11 Certificates will have at least [4.80]% credit enhancement, thirteenth, to the Class M-12 Certificates such that the Class M-12 Certificates will have at least [3.00]% credit enhancement, and fourteenth, to the Class B Certificates such that the Class B Certificates will have at least [1.00]% credit enhancement (subject, in each cased to any overcollateralization floors).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and/or WaMu Capital Corp. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither the Co-Lead Underwriters nor any of their affiliates make any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.



Weighted Average Life Tables

Class I-A1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 18 CPR	100% PPC 22 CPR	115% PPC 27 CPR	130% PPC 32 CPR	145% PPC 36 CPR
WAL (yr)	3.81	3.13	2.52	2.06	1.75
MDUR (yr)	3.55	2.95	2.40	1.98	1.68
First Prin Pay	1	1	1	1	1
Last Prin Pay	131	107	87	73	64

Class I-A1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 18 CPR	100% PPC 22 CPR	115% PPC 27 CPR	130% PPC 32 CPR	145% PPC 36 CPR
WAL (yr)	4.11	3.39	2.75	2.25	1.91
MDUR (yr)	3.78	3.16	2.59	2.14	1.83
First Prin Pay	1	1	1	1	1
Last Prin Pay	274	235	196	167	147

Class II-A1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 18 CPR	100% PPC 22 CPR	115% PPC 27 CPR	130% PPC 32 CPR	145% PPC 36 CPR
WAL (yr)	3.80	3.11	2.50	2.03	1.71
MDUR (yr)	3.53	2.92	2.37	1.94	1.65
First Prin Pay	1	1	1	1	1
Last Prin Pay	131	107	87	73	64

Class II-A1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 18 CPR	100% PPC 22 CPR	115% PPC 27 CPR	130% PPC 32 CPR	145% PPC 36 CPR
WAL (yr)	4.10	3.37	2.71	2.21	1.86
MDUR (yr)	3.76	3.13	2.55	2.09	1.78
First Prin Pay	1	1	1	1	1
Last Prin Pay	273	234	194	163	144

Weighted Average Life Tables

Class II-A2 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 18 CPR	100% PPC 22 CPR	115% PPC 27 CPR	130% PPC 32 CPR	145% PPC 36 CPR
WAL (yr)	1.48	1.22	1.00	0.84	0.74
MDUR (yr)	1.44	1.19	0.98	0.82	0.73
First Prin Pay	1	1	1	1	1
Last Prin Pay	37	30	25	20	18

Class II-A2 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 18 CPR	100% PPC 22 CPR	115% PPC 27 CPR	130% PPC 32 CPR	145% PPC 36 CPR
WAL (yr)	1.48	1.22	1.00	0.84	0.74
MDUR (yr)	1.44	1.19	0.98	0.82	0.73
First Prin Pay	1	1	1	1	1
Last Prin Pay	37	30	25	20	18

Class II-A3 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 18 CPR	100% PPC 22 CPR	115% PPC 27 CPR	130% PPC 32 CPR	145% PPC 36 CPR
WAL (yr)	5.44	4.44	3.50	2.73	2.20
MDUR (yr)	5.09	4.20	3.34	2.63	2.13
First Prin Pay	37	30	25	20	18
Last Prin Pay	109	89	72	60	36

Class II-A3 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 18 CPR	100% PPC 22 CPR	115% PPC 27 CPR	130% PPC 32 CPR	145% PPC 36 CPR
WAL (yr)	5.44	4.44	3.50	2.73	2.20
MDUR (yr)	5.09	4.20	3.34	2.63	2.13
First Prin Pay	37	30	25	20	18
Last Prin Pay	109	89	72	60	36

Weighted Average Life Tables

Class II-A4 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 18 CPR	100% PPC 22 CPR	115% PPC 27 CPR	130% PPC 32 CPR	145% PPC 36 CPR
WAL (yr)	10.64	8.71	7.09	5.94	5.11
MDUR (yr)	9.43	7.88	6.51	5.52	4.79
First Prin Pay	109	89	72	60	36
Last Prin Pay	131	107	87	73	64

Class II-A4 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 18 CPR	100% PPC 22 CPR	115% PPC 27 CPR	130% PPC 32 CPR	145% PPC 36 CPR
WAL (yr)	13.26	10.98	8.96	7.48	6.45
MDUR (yr)	11.35	9.63	8.02	6.81	5.93
First Prin Pay	109	89	72	60	36
Last Prin Pay	273	234	194	163	144

Class M-1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 18 CPR	100% PPC 22 CPR	115% PPC 27 CPR	130% PPC 32 CPR	145% PPC 36 CPR
WAL (yr)	7.21	5.93	5.02	4.62	4.58
MDUR (yr)	6.55	5.46	4.69	4.34	4.31
First Prin Pay	41	38	41	45	49
Last Prin Pay	131	107	87	73	64

Class M-1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 18 CPR	100% PPC 22 CPR	115% PPC 27 CPR	130% PPC 32 CPR	145% PPC 36 CPR
WAL (yr)	7.93	6.56	5.55	5.06	4.96
MDUR (yr)	7.08	5.96	5.12	4.71	4.64
First Prin Pay	41	38	41	45	49
Last Prin Pay	230	193	160	135	118

✗✗ RBS Greenwich Capital

Weighted Average Life Tables

Class M-2 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 18 CPR	100% PPC 22 CPR	115% PPC 27 CPR	130% PPC 32 CPR	145% PPC 36 CPR
WAL (yr)	7.21	5.93	4.99	4.51	4.36
MDUR (yr)	6.53	5.45	4.65	4.24	4.11
First Prin Pay	41	37	40	43	45
Last Prin Pay	131	107	87	73	64

Class M-2 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 18 CPR	100% PPC 22 CPR	115% PPC 27 CPR	130% PPC 32 CPR	145% PPC 36 CPR
WAL (yr)	7.91	6.54	5.50	4.93	4.73
MDUR (yr)	7.05	5.93	5.06	4.59	4.42
First Prin Pay	41	37	40	43	45
Last Prin Pay	222	186	153	129	113

Class M-3 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 18 CPR	100% PPC 22 CPR	115% PPC 27 CPR	130% PPC 32 CPR	145% PPC 36 CPR
WAL (yr)	7.21	5.92	4.97	4.44	4.23
MDUR (yr)	6.52	5.44	4.63	4.17	3.98
First Prin Pay	41	37	39	42	44
Last Prin Pay	131	107	87	73	64

Class M-3 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 18 CPR	100% PPC 22 CPR	115% PPC 27 CPR	130% PPC 32 CPR	145% PPC 36 CPR
WAL (yr)	7.88	6.51	5.46	4.85	4.58
MDUR (yr)	7.01	5.89	5.02	4.51	4.29
First Prin Pay	41	37	39	42	44
Last Prin Pay	213	178	146	123	108

✖✖RBS Greenwich Capital

Weighted Average Life Tables

Class M-4 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 18 CPR	100% PPC 22 CPR	115% PPC 27 CPR	130% PPC 32 CPR	145% PPC 36 CPR
WAL (yr)	7.21	5.92	4.95	4.40	4.15
MDUR (yr)	6.42	5.37	4.55	4.09	3.88
First Prin Pay	41	37	39	41	42
Last Prin Pay	131	107	87	73	64

Class M-4 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 18 CPR	100% PPC 22 CPR	115% PPC 27 CPR	130% PPC 32 CPR	145% PPC 36 CPR
WAL (yr)	7.86	6.48	5.42	4.79	4.49
MDUR (yr)	6.87	5.79	4.92	4.41	4.16
First Prin Pay	41	37	39	41	42
Last Prin Pay	206	171	141	118	104

Class M-5 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 18 CPR	100% PPC 22 CPR	115% PPC 27 CPR	130% PPC 32 CPR	145% PPC 36 CPR
WAL (yr)	7.21	5.92	4.95	4.37	4.10
MDUR (yr)	6.38	5.34	4.53	4.05	3.82
First Prin Pay	41	37	39	40	41
Last Prin Pay	131	107	87	73	64

Class M-5 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 18 CPR	100% PPC 22 CPR	115% PPC 27 CPR	130% PPC 32 CPR	145% PPC 36 CPR
WAL (yr)	7.83	6.46	5.39	4.74	4.43
MDUR (yr)	6.81	5.74	4.88	4.35	4.09
First Prin Pay	41	37	39	40	41
Last Prin Pay	199	165	136	114	100

✳✳RBS Greenwich Capital

Weighted Average Life Tables

Class M-6 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 18 CPR	100% PPC 22 CPR	115% PPC 27 CPR	130% PPC 32 CPR	145% PPC 36 CPR
WAL (yr)	7.21	5.92	4.93	4.35	4.06
MDUR (yr)	6.32	5.30	4.49	4.01	3.76
First Prin Pay	41	37	38	39	40
Last Prin Pay	131	107	87	73	64

Class M-6 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 18 CPR	100% PPC 22 CPR	115% PPC 27 CPR	130% PPC 32 CPR	145% PPC 36 CPR
WAL (yr)	7.79	6.42	5.35	4.70	4.36
MDUR (yr)	6.72	5.67	4.81	4.29	4.01
First Prin Pay	41	37	38	39	40
Last Prin Pay	192	160	131	110	96

Class M-7 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 18 CPR	100% PPC 22 CPR	115% PPC 27 CPR	130% PPC 32 CPR	145% PPC 36 CPR
WAL (yr)	7.21	5.92	4.93	4.32	4.02
MDUR (yr)	6.21	5.22	4.43	3.94	3.69
First Prin Pay	41	37	38	39	40
Last Prin Pay	131	107	87	73	64

Class M-7 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 18 CPR	100% PPC 22 CPR	115% PPC 27 CPR	130% PPC 32 CPR	145% PPC 36 CPR
WAL (yr)	7.74	6.38	5.31	4.64	4.29
MDUR (yr)	6.56	5.55	4.72	4.19	3.91
First Prin Pay	41	37	38	39	40
Last Prin Pay	184	153	125	105	92

✷✷RBS Greenwich Capital

Weighted Average Life Tables

Class M-8 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 18 CPR	100% PPC 22 CPR	115% PPC 27 CPR	130% PPC 32 CPR	145% PPC 36 CPR
WAL (yr)	7.21	5.92	4.93	4.32	3.99
MDUR (yr)	6.18	5.20	4.42	3.93	3.66
First Prin Pay	41	37	38	38	39
Last Prin Pay	131	107	87	73	64

Class M-8 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 18 CPR	100% PPC 22 CPR	115% PPC 27 CPR	130% PPC 32 CPR	145% PPC 36 CPR
WAL (yr)	7.68	6.33	5.27	4.60	4.23
MDUR (yr)	6.49	5.49	4.67	4.15	3.85
First Prin Pay	41	37	38	38	39
Last Prin Pay	175	145	119	100	87

Class M-9 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 18 CPR	100% PPC 22 CPR	115% PPC 27 CPR	130% PPC 32 CPR	145% PPC 36 CPR
WAL (yr)	7.21	5.92	4.92	4.29	3.97
MDUR (yr)	5.89	4.99	4.26	3.78	3.54
First Prin Pay	41	37	37	38	39
Last Prin Pay	131	107	87	73	64

Class M-9 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 18 CPR	100% PPC 22 CPR	115% PPC 27 CPR	130% PPC 32 CPR	145% PPC 36 CPR
WAL (yr)	7.60	6.27	5.21	4.53	4.18
MDUR (yr)	6.12	5.21	4.46	3.95	3.69
First Prin Pay	41	37	37	38	39
Last Prin Pay	167	138	113	95	83

✕✕RBS Greenwich Capital

Weighted Average Life Tables

Class M-10 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 18 CPR	100% PPC 22 CPR	115% PPC 27 CPR	130% PPC 32 CPR	145% PPC 36 CPR
WAL (yr)	7.21	5.92	4.91	4.29	3.94
MDUR (yr)	5.89	4.99	4.25	3.78	3.51
First Prin Pay	41	37	37	38	38
Last Prin Pay	131	107	87	73	64

Class M-10 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 18 CPR	100% PPC 22 CPR	115% PPC 27 CPR	130% PPC 32 CPR	145% PPC 36 CPR
WAL (yr)	7.48	6.16	5.11	4.45	4.08
MDUR (yr)	6.05	5.15	4.39	3.90	3.62
First Prin Pay	41	37	37	38	38
Last Prin Pay	157	130	106	89	78

Class M-11 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 18 CPR	100% PPC 22 CPR	115% PPC 27 CPR	130% PPC 32 CPR	145% PPC 36 CPR
WAL (yr)	7.21	5.92	4.91	4.28	3.93
MDUR (yr)	5.89	4.99	4.25	3.77	3.50
First Prin Pay	41	37	37	37	38
Last Prin Pay	131	107	87	73	64

Class M-11 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 18 CPR	100% PPC 22 CPR	115% PPC 27 CPR	130% PPC 32 CPR	145% PPC 36 CPR
WAL (yr)	7.29	6.00	4.97	4.33	3.97
MDUR (yr)	5.93	5.04	4.29	3.81	3.53
First Prin Pay	41	37	37	37	38
Last Prin Pay	143	118	96	80	70

RBS Greenwich Capital

Weighted Average Life Tables

Class M-12 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 18 CPR	100% PPC 22 CPR	115% PPC 27 CPR	130% PPC 32 CPR	145% PPC 36 CPR
WAL (yr)	6.93	5.70	4.72	4.10	3.77
MDUR (yr)	5.71	4.84	4.12	3.64	3.37
First Prin Pay	41	37	37	37	37
Last Prin Pay	128	106	86	72	63

Class M-12 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 18 CPR	100% PPC 22 CPR	115% PPC 27 CPR	130% PPC 32 CPR	145% PPC 36 CPR
WAL (yr)	6.93	5.70	4.72	4.10	3.77
MDUR (yr)	5.71	4.84	4.12	3.64	3.37
First Prin Pay	41	37	37	37	37
Last Prin Pay	128	106	86	72	63

Class B to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 18 CPR	100% PPC 22 CPR	115% PPC 27 CPR	130% PPC 32 CPR	145% PPC 36 CPR
WAL (yr)	5.59	4.60	3.87	3.47	3.28
MDUR (yr)	4.79	4.03	3.46	3.13	2.98
First Prin Pay	41	37	37	37	37
Last Prin Pay	103	84	68	57	50

Class B to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 18 CPR	100% PPC 22 CPR	115% PPC 27 CPR	130% PPC 32 CPR	145% PPC 36 CPR
WAL (yr)	5.59	4.60	3.87	3.47	3.28
MDUR (yr)	4.79	4.03	3.46	3.13	2.98
First Prin Pay	41	37	37	37	37
Last Prin Pay	103	84	68	57	50

✻✻ RBS Greenwich Capital

Yield Maintenance Agreement Schedule and Strike Rates
For Group I Certificates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	1,545,348,000	4.007610	10.000000	26	652,121,148	6.838440	10.000000
2	1,500,657,649	6.076590	10.000000	27	626,459,713	7.096510	10.000000
3	1,456,611,375	6.279680	10.000000	28	601,464,868	7.274200	10.000000
4	1,413,188,460	6.077780	10.000000	29	577,168,499	7.574810	10.000000
5	1,370,370,929	6.079010	10.000000	30	553,540,791	8.386250	10.000000
6	1,328,143,577	6.731050	10.000000	31	530,520,972	7.574320	10.000000
7	1,286,493,640	6.080050	10.000000	32	508,093,431	7.826450	10.000000
8	1,245,411,032	6.283080	10.000000	33	486,242,976	7.602590	10.000000
9	1,205,029,422	6.080750	10.000000	34	464,957,813	8.329600	10.000000
10	1,165,359,856	6.284000	10.000000	35	444,265,176	8.403550	10.000000
11	1,126,680,344	6.082410	10.000000	36	424,131,783	8.403830	10.000000
12	1,088,994,369	6.083000	10.000000	37	404,514,807	8.683120	10.000000
13	1,052,276,362	6.286140	10.000000	38	404,514,807	8.400690	10.000000
14	1,016,501,454	6.083740	10.000000	39	404,514,807	8.708040	10.000000
15	981,645,458	6.286930	10.000000	40	404,514,807	8.845760	10.000000
16	947,684,803	6.084720	10.000000	41	404,514,807	9.155040	10.000000
17	914,596,559	6.085890	10.000000	42	404,514,807	9.783630	10.000000
18	882,358,408	6.738660	10.000000	43	404,514,807	9.149490	10.000000
19	850,948,482	6.086960	10.000000	44	396,446,871	9.452200	10.000000
20	820,345,507	6.290320	10.000000	45	386,232,910	9.174000	10.000000
21	790,528,786	6.117750	10.000000	46	376,281,473	9.911070	10.000000
22	761,483,740	6.752730	10.000000	47	366,599,659	9.899680	10.000000
23	733,258,081	6.837970	10.000000	48	357,177,321	9.897540	10.000000
24	705,502,122	6.838260	10.000000	49	0	0.000000	0.000000
25	678,462,631	7.066290	10.000000	50	339,048,474	9.892660	10.000000

RBS Greenwich Capital

23

Yield Maintenance Agreement Schedule and Strike Rates
For Group II Certificates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	757,251,000	3.820190	10.000000	26	315,722,752	6.622200	10.000000
2	734,480,859	5.791960	10.000000	27	303,095,022	6.853850	10.000000
3	712,148,241	5.986130	10.000000	28	290,797,825	6.952400	10.000000
4	690,240,840	5.793070	10.000000	29	278,843,164	7.420760	10.000000
5	668,747,003	5.795380	10.000000	30	267,233,177	8.215740	10.000000
6	647,656,454	6.416970	10.000000	31	255,925,238	7.419990	10.000000
7	626,959,426	5.795970	10.000000	32	244,911,500	7.669240	10.000000
8	606,647,218	5.989150	10.000000	33	234,184,474	7.432020	10.000000
9	586,712,102	5.796930	10.000000	34	223,737,145	8.014820	10.000000
10	567,261,528	5.990110	10.000000	35	213,577,046	8.336770	10.000000
11	548,306,582	5.799110	10.000000	36	203,705,781	8.336290	10.000000
12	529,839,818	5.799640	10.000000	37	194,090,542	8.613070	10.000000
13	511,850,259	5.992910	10.000000	38	194,090,542	8.336700	10.000000
14	494,325,546	5.799540	10.000000	39	194,090,542	8.623660	10.000000
15	477,253,684	5.993840	10.000000	40	194,090,542	8.664760	10.000000
16	460,623,067	5.800450	10.000000	41	194,090,542	9.165270	10.000000
17	444,422,226	5.802660	10.000000	42	194,090,542	9.795870	10.000000
18	428,640,205	6.424960	10.000000	43	194,090,542	9.162480	10.000000
19	413,266,093	5.803140	10.000000	44	191,649,318	9.469070	10.000000
20	398,289,328	5.999160	10.000000	45	186,656,903	9.172040	10.000000
21	383,699,898	5.816510	10.000000	46	181,793,847	9.806560	10.000000
22	369,488,559	6.355160	10.000000	47	177,062,364	9.989010	10.000000
23	355,674,520	6.620060	10.000000	48	172,462,723	9.987300	10.000000
24	342,003,418	6.620310	10.000000	49	0	0.000000	0.000000
25	328,689,264	6.840650	10.000000	50	163,616,536	9.986400	10.000000

✦✦ RBS Greenwich Capital

24

Yield Maintenance Agreement Schedule and Strike Rates
For Subordinate Certificates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	486,292,000	3.967090	10.000000	26	486,292,000	6.793050	10.000000
2	486,292,000	6.014840	10.000000	27	486,292,000	7.042930	10.000000
3	486,292,000	6.215870	10.000000	28	486,292,000	7.193380	10.000000
4	486,292,000	6.015640	10.000000	29	486,292,000	7.548790	10.000000
5	486,292,000	6.017040	10.000000	30	486,292,000	8.357030	10.000000
6	486,292,000	6.662200	10.000000	31	486,292,000	7.547430	10.000000
7	486,292,000	6.017530	10.000000	32	486,292,000	7.799000	10.000000
8	486,292,000	6.218140	10.000000	33	486,292,000	7.569550	10.000000
9	486,292,000	6.017890	10.000000	34	486,292,000	8.249470	10.000000
10	486,292,000	6.218620	10.000000	35	486,292,000	8.403790	10.000000
11	486,292,000	6.019270	10.000000	36	486,292,000	8.403370	10.000000
12	486,292,000	6.019600	10.000000	37	486,292,000	8.682090	10.000000
13	486,292,000	6.220240	10.000000	38	457,812,455	8.401510	10.000000
14	486,292,000	6.019580	10.000000	39	430,066,362	8.703480	10.000000
15	486,292,000	6.220560	10.000000	40	403,037,427	8.809270	10.000000
16	486,292,000	6.020010	10.000000	41	376,747,473	9.182050	10.000000
17	486,292,000	6.021250	10.000000	42	351,178,303	9.813600	10.000000
18	486,292,000	6.666750	10.000000	43	326,265,813	9.178670	10.000000
19	486,292,000	6.021570	10.000000	44	312,502,329	9.483710	10.000000
20	486,292,000	6.223140	10.000000	45	304,059,598	9.198530	10.000000
21	486,292,000	6.046040	10.000000	46	295,834,445	9.903040	10.000000
22	486,292,000	6.649930	10.000000	47	287,832,039	9.953950	10.000000
23	486,292,000	6.793040	10.000000	48	280,046,896	9.951950	10.000000
24	486,292,000	6.792990	10.000000	49	0	0.000000	0.000000
25	486,292,000	7.019020	10.000000	50	265,070,089	9.948360	10.000000

✹RBS Greenwich Capital

Effective Available Funds Schedule for Group I Certificates

Assumptions to Optional Termination

Period	NWC [1] (%)	NWC [2,3] (%)	Period	NWC [1] (%)	NWC [2,3] (%)	Period	NWC [1] (%)	NWC [2,3] (%)
1	4.01	10.00	31	7.57	10.00	61	11.01	11.01
2	6.08	10.00	32	7.83	10.00	62	10.66	10.66
3	6.28	10.00	33	7.60	10.00	63	11.01	11.01
4	6.08	10.00	34	8.33	10.00	64	10.65	10.65
5	6.08	10.00	35	8.40	10.00	65	10.66	10.66
6	6.73	10.00	36	8.40	10.00	66	11.80	11.80
7	6.08	10.00	37	8.68	10.00	67	10.66	10.66
8	6.28	10.00	38	8.40	10.00	68	11.01	11.01
9	6.08	10.00	39	8.71	10.00	69	10.65	10.65
10	6.28	10.00	40	8.85	10.00	70	11.01	11.01
11	6.08	10.00	41	9.16	10.00	71	10.66	10.66
12	6.08	10.00	42	9.78	10.00	72	10.66	10.66
13	6.29	10.00	43	9.15	10.00	73	11.01	11.01
14	6.08	10.00	44	9.45	10.00	74	10.65	10.65
15	6.29	10.00	45	9.17	10.00	75	11.00	11.00
16	6.08	10.00	46	9.91	10.00	76	10.65	10.65
17	6.09	10.00	47	9.90	10.00	77	10.66	10.66
18	6.74	10.00	48	9.90	10.00	78	11.80	11.80
19	6.09	10.00	49	10.22	10.22	79	10.65	10.65
20	6.29	10.00	50	9.89	10.00	80	11.01	11.01
21	6.12	10.00	51	10.25	10.25	81	10.65	10.65
22	6.75	10.00	52	10.33	10.33	82	11.00	11.00
23	6.84	10.00	53	10.63	10.63	83	10.64	10.64
24	6.84	10.00	54	11.77	11.77	84	10.64	10.64
25	7.07	10.00	55	10.63	10.63	85	10.99	10.99
26	6.84	10.00	56	10.98	10.98	86	10.63	10.63
27	7.10	10.00	57	10.62	10.62	87	10.99	10.99
28	7.27	10.00	58	10.98	10.98	88	10.63	10.63
29	7.57	10.00	59	10.66	10.66	89	10.63	10.63
30	8.39	10.00	60	10.66	10.66			

(1) Assumes 1mLIBOR and 6mLIBOR stay at 1.60% and 20.00%, respectively, and the cashflows are run to the Optional Termination at the pricing speed.

(2) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.

(3) Assumes proceeds from the related Yield Maintenance Agreement included.

Effective Available Funds Schedule for Group II Certificates

Assumptions to Optional Termination

Period	NWC [1] (%)	NWC [2,3] (%)		Period	NWC [1] (%)	NWC [2,3] (%)		Period	NWC [1] (%)	NWC [2,3] (%)
1	3.82	10.00		31	7.42	10.00		61	11.19	11.19
2	5.79	10.00		32	7.67	10.00		62	10.82	10.82
3	5.99	10.00		33	7.43	10.00		63	11.18	11.18
4	5.79	10.00		34	8.01	10.00		64	10.82	10.82
5	5.80	10.00		35	8.34	10.00		65	10.83	10.83
6	6.42	10.00		36	8.34	10.00		66	11.99	11.99
7	5.80	10.00		37	8.61	10.00		67	10.83	10.83
8	5.99	10.00		38	8.34	10.00		68	11.18	11.18
9	5.80	10.00		39	8.62	10.00		69	10.82	10.82
10	5.99	10.00		40	8.66	10.00		70	11.18	11.18
11	5.80	10.00		41	9.17	10.00		71	10.83	10.83
12	5.80	10.00		42	9.80	10.00		72	10.83	10.83
13	5.99	10.00		43	9.16	10.00		73	11.19	11.19
14	5.80	10.00		44	9.47	10.00		74	10.82	10.82
15	5.99	10.00		45	9.17	10.00		75	11.18	11.18
16	5.80	10.00		46	9.81	10.00		76	10.82	10.82
17	5.80	10.00		47	9.99	10.00		77	10.83	10.83
18	6.42	10.00		48	9.99	10.00		78	11.99	11.99
19	5.80	10.00		49	10.32	10.32		79	10.83	10.83
20	6.00	10.00		50	9.99	10.00		80	11.19	11.19
21	5.82	10.00		51	10.33	10.33		81	10.82	10.82
22	6.36	10.00		52	10.30	10.30		82	11.18	11.18
23	6.62	10.00		53	10.80	10.80		83	10.82	10.82
24	6.62	10.00		54	11.96	11.96		84	10.82	10.82
25	6.84	10.00		55	10.80	10.80		85	11.18	11.18
26	6.62	10.00		56	11.16	11.16		86	10.81	10.81
27	6.85	10.00		57	10.80	10.80		87	11.17	11.17
28	6.95	10.00		58	11.17	11.17		88	10.81	10.81
29	7.42	10.00		59	10.83	10.83		89	10.81	10.81
30	8.22	10.00		60	10.83	10.83				

(1) Assumes 1mLIBOR and 6mLIBOR stay at 1.60% and 20.00%, respectively, and the cashflows are run to the Optional Termination at the pricing speed.

(2) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.

(3) Assumes proceeds from the related Yield Maintenance Agreement included.

✖✖ RBS Greenwich Capital

27

Effective Available Funds Schedule for Subordinate Certificates								
Assumptions to Optional Termination								
Period	NWC [1] (%)	NWC [2,3] (%)	Period	NWC [1] (%)	NWC [2,3] (%)	Period	NWC [1] (%)	NWC [2,3] (%)
1	3.97	10.00	31	7.55	10.00	61	11.10	11.10
2	6.01	10.00	32	7.80	10.00	62	10.74	10.74
3	6.22	10.00	33	7.57	10.00	63	11.09	11.09
4	6.02	10.00	34	8.25	10.00	64	10.73	10.73
5	6.02	10.00	35	8.40	10.00	65	10.74	10.74
6	6.66	10.00	36	8.40	10.00	66	11.89	11.89
7	6.02	10.00	37	8.68	10.00	67	10.74	10.74
8	6.22	10.00	38	8.40	10.00	68	11.09	11.09
9	6.02	10.00	39	8.70	10.00	69	10.73	10.73
10	6.22	10.00	40	8.81	10.00	70	11.09	11.09
11	6.02	10.00	41	9.18	10.00	71	10.74	10.74
12	6.02	10.00	42	9.81	10.00	72	10.74	10.74
13	6.22	10.00	43	9.18	10.00	73	11.09	11.09
14	6.02	10.00	44	9.48	10.00	74	10.73	10.73
15	6.22	10.00	45	9.20	10.00	75	11.09	11.09
16	6.02	10.00	46	9.90	10.00	76	10.73	10.73
17	6.02	10.00	47	9.95	10.00	77	10.74	10.74
18	6.67	10.00	48	9.95	10.00	78	11.89	11.89
19	6.02	10.00	49	10.28	10.28	79	10.73	10.73
20	6.22	10.00	50	9.95	10.00	80	11.09	11.09
21	6.05	10.00	51	10.30	10.30	81	10.73	10.73
22	6.65	10.00	52	10.35	10.35	82	11.08	11.08
23	6.79	10.00	53	10.71	10.71	83	10.73	10.73
24	6.79	10.00	54	11.86	11.86	84	10.72	10.72
25	7.02	10.00	55	10.71	10.71	85	11.08	11.08
26	6.79	10.00	56	11.06	11.06	86	10.72	10.72
27	7.04	10.00	57	10.70	10.70	87	11.07	11.07
28	7.19	10.00	58	11.07	11.07	88	10.71	10.71
29	7.55	10.00	59	10.74	10.74	89	10.71	10.71
30	8.36	10.00	60	10.74	10.74			

(1) Assumes 1mLIBOR and 6mLIBOR stay at 1.60% and 20.00%, respectively, and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes proceeds from the related Yield Maintenance Agreement included.

✳✳ RBS Greenwich Capital

EXCESS SPREAD [1,2]

Period	FWD 1 Month LIBOR %	FWD 6 Month LIBOR %	STATIC LIBOR (%)	FORWARD LIBOR (%)	Period	FWD 1 Month LIBOR %	FWD 6 Month LIBOR %	STATIC LIBOR (%)	FORWARD LIBOR (%)
1	1.60000	1.89600	2.97	2.97	45	4.66600	4.81000	4.11	3.16
2	1.71300	2.00900	4.03	3.91	46	4.70300	4.84800	4.18	3.39
3	1.84000	2.11800	4.10	3.86	47	4.74100	4.88600	4.11	3.27
4	1.94700	2.22200	4.02	3.66	48	4.78100	4.92100	4.11	3.23
5	2.06000	2.32400	4.01	3.54	49	4.82100	4.95400	4.19	3.37
6	2.16900	2.42500	4.22	3.69	50	4.85800	4.98300	4.12	3.15
7	2.27300	2.52400	4.00	3.31	51	4.89200	5.00900	4.19	3.31
8	2.36500	2.62200	4.07	3.31	52	4.92300	5.03100	4.12	3.17
9	2.45400	2.72000	3.99	3.11	53	4.95000	5.04900	4.12	3.21
10	2.55400	2.81800	4.05	3.10	54	4.97400	5.06300	4.35	3.74
11	2.65900	2.91600	3.97	2.89	55	4.99400	5.07200	4.13	3.17
12	2.75800	3.01300	3.97	2.78	56	5.00900	5.08100	4.20	3.34
13	2.85400	3.10900	4.03	2.79	57	5.02100	5.09300	4.13	3.15
14	2.94600	3.20400	3.95	2.57	58	5.02800	5.10900	4.21	3.37
15	3.03900	3.29800	4.01	2.59	59	5.03000	5.13100	4.14	3.25
16	3.13400	3.39000	3.93	2.37	60	5.02800	5.15700	4.15	3.26
17	3.23200	3.47700	3.92	2.27	61	5.04500	5.19000	4.22	3.43
18	3.32700	3.55700	4.14	2.54	62	5.08200	5.22500	4.15	3.21
19	3.41500	3.61900	3.91	2.08	63	5.11800	5.25900	4.23	3.37
20	3.50200	3.66700	3.97	2.11	64	5.15300	5.29100	4.16	3.22
21	3.58600	3.71400	3.89	1.92	65	5.18700	5.32200	4.16	3.27
22	3.64800	3.76100	4.01	2.35	66	5.21900	5.35100	4.38	3.82
23	3.70100	3.80900	4.11	2.51	67	5.25000	5.37900	4.16	3.22
24	3.69500	3.86000	4.10	2.51	68	5.28000	5.40500	4.24	3.39
25	3.70100	3.92300	4.16	2.64	69	5.30800	5.43000	4.17	3.17
26	3.78100	3.99600	4.08	2.40	70	5.33400	5.45300	4.25	3.41
27	3.85800	4.06500	4.14	2.49	71	5.35900	5.47400	4.18	3.26
28	3.93200	4.12900	4.06	2.62	72	5.38300	5.49300	4.18	3.24
29	4.00300	4.18900	4.05	2.90	73	5.40400	5.51000	4.26	3.42
30	4.06900	4.24400	4.27	3.30	74	5.42400	5.52500	4.19	3.21
31	4.13100	4.29300	4.02	2.75	75	5.44100	5.53800	4.27	3.39
32	4.18800	4.33700	4.09	2.84	76	5.45700	5.54800	4.20	3.23
33	4.24000	4.37700	4.00	2.63	77	5.47100	5.55700	4.20	3.25
34	4.28600	4.41400	4.07	2.99	78	5.48200	5.56300	4.42	3.84
35	4.32500	4.44900	4.00	3.17	79	5.49200	5.56700	4.21	3.24
36	4.35700	4.48300	3.99	3.12	80	5.49900	5.57000	4.29	3.44
37	4.38900	4.51700	4.05	3.25	81	5.50400	5.57400	4.22	3.25
38	4.42300	4.55200	4.03	3.10	82	5.50700	5.58000	4.30	3.46
39	4.45800	4.58700	4.15	3.28	83	5.50700	5.58800	4.23	3.28
40	4.49200	4.62300	4.09	3.17	84	5.50500	5.59800	4.24	3.29
41	4.52600	4.65900	4.09	3.28	85	5.51000	5.61000	4.32	3.49
42	4.56000	4.69500	4.25	3.60	86	5.52400	5.62400	4.25	3.29
43	4.59500	4.73300	4.10	3.23	87	5.53800	5.63800	4.33	3.49
44	4.63000	4.77100	4.18	3.37	88	5.55200	5.65200	0.00	3.31

(1) Assumes the Pricing Prepayment Speed.
(2) Calculated as (a) interest collections on the collateral (net of the trust administrations, master servicing and servicing fees), less total interest on the Offered Certificates divided by (b) collateral balance as of the beginning period.

BREAKEVEN LOSSES

Class	M1	M2	M3	M4	M5	M6	M7
Rating (S/F/M)	AAA/AA+/Aa1	AA+/AA+/Aa2	AA+/AA/Aa3	AA/AA-/A1	AA-/A+/A2	A+/A/A3	A/A-/Baa1
Loss Severity	30%	30%	30%	30%	30%	30%	30%
Default	37.092 CDR	29.114 CDR	24.755 CDR	21.477 CDR	18.997 CDR	16.473 CDR	14.363 CDR
Collateral Loss	17.96%	15.78%	14.36%	13.15%	12.15%	11.03%	10.02%
Loss Severity	40%	40%	40%	40%	40%	40%	40%
Default	24.159 CDR	19.661 CDR	17.053 CDR	15.022 CDR	13.443 CDR	11.791 CDR	10.376 CDR
Collateral Loss	18.86%	16.57%	15.06%	13.79%	12.73%	11.54%	10.46%
Loss Severity	50%	50%	50%	50%	50%	50%	50%
Default	17.891 CDR	14.830 CDR	13.002 CDR	11.545 CDR	10.398 CDR	9.18 CDR	8.119 CDR
Collateral Loss	19.45%	17.08%	15.52%	14.20%	13.10%	11.87%	10.75%

Class	M8	M9	M10	M11	M12	B
Rating (S/F/M)	A-/BBB+/Baa2	A-/BBB/Baa3	BBB+/BBB-/NR	BBB/NR/NR	BBB-/NR/NR	BB+/NR/NR
Loss Severity	30%	30%	30%	30%	30%	30%
Default	12.802 CDR	11.286 CDR	9.652 CDR	8.512 CDR	7.227 CDR	5.933 CDR
Collateral Loss	9.21%	8.37%	7.41%	6.70%	5.86%	4.95%
Loss Severity	40%	40%	40%	40%	40%	40%
Default	9.315 CDR	8.265 CDR	7.126 CDR	6.317 CDR	5.400 CDR	4.366 CDR
Collateral Loss	9.61%	8.72%	7.72%	6.97%	6.09%	5.04%
Loss Severity	50%	50%	50%	50%	50%	50%
Default	7.319 CDR	6.522 CDR	5.649 CDR	5.027 CDR	4.312 CDR	3.463 CDR
Collateral Loss	9.86%	8.95%	7.91%	7.15%	6.24%	5.11%

Assumptions

12 Month Delay
Delinquency Trigger Failing
Run to maturity
Defaults are in addition to prepayments
Run at pricing speed
"Break" is CDR which results in approximate first dollar of principal loss

✕✕ RBS Greenwich Capital

Mortgage Loans as of the Cut-off Date

			Min		Max
Scheduled Principal Balance	S	2,802,905,617	S 19,893	S	1,000,000
Number of Mortgage Loans		13,598			
Average Scheduled Principal Balance	S	206,126			
Weighted Average Gross Coupon		6.72%	4.15%		12.85%
Weighted Average FICO Score		641	461		814
Weighted Average Original LTV		80.02	14.09		100.00
Weighted Total Original LTV (includes Silent 2nd)		89.02	14.09		100.00
Weighted Average Original Term		357 months	120 months		360 months
Weighted Average Stated Remaining Term		355 months	117 months		360 months
Weighted Average Seasoning		3 months	0 months		23 months
ARM Characteristics					
Weighted Average Gross Margin		5.05%	3.99%		7.99%
Weighted Average Minimum Interest Rate		6.69%	4.15%		12.45%
Weighted Average Maximum Interest Rate		12.70%	10.15%		18.45%
Weighted Average Initial Rate Cap		1.14%	1.00%		3.00%
Weighted Average Subsequent Rate Cap		1.00%	1.00%		1.00%
Weighted Average Months to Roll		23	0		59
Maturity Date			6/1/14		9/1/34
Maximum Zip Code Concentration		0.41%	94603		
Adjustable Rate		85.63%			
Fixed Rate		14.37%			
2/28 LIBOR		46.04%			
2/28 LIBOR I/O		34.02%			
3/27 LIBOR		2.35%			
3/27 LIBOR I/O		1.41%			
5/25 LIBOR		0.58%			
5/25 LIBOR I/O		1.00%			
6 Month LIBOR		0.22%			
Fixed Rate		14.37%			
No Silent Second		52.51%			
Silent Second		47.49%			
Interest Only		36.43%			
Not Interest Only		63.57%			
First Lien		100.00%			
Full Documentation		62.70%			
Limited Documentation		0.28%			
Stated Income Documentation		37.02%			
2-4 Units		7.56%			
Condominium		6.88%			
PUD		12.33%			
Single Family		73.05%			
Townhouse		0.18%			
Cash Out Refinance		38.79%			
Purchase		54.39%			
Rate/Term Refinance		6.83%			
Non-owner		6.04%			
Owner Occupied		93.40%			
Second Home		0.56%			
Top 5 States					
California		48.71%			
Texas		5.84%			
Florida		5.49%			
Colorado		5.06%			
Washington		4.27%			

	Total Collateral	ARM	Fixed Rate
Scheduled Principal Balance	$2,802,905,617	$2,400,093,946	$402,811,672
Number of Mortgage Loans	13,598	11,086	2,512
Average Scheduled Principal Balance	$206,126	$216,498	$160,355
Weighted Average Gross Coupon	6.72%	6.69%	6.89%
Weighted Average FICO Score	641	638	661
Weighted Average Original LTV	80.02	80.69	75.98
Weighted Total Original LTV (includes Silent 2nd)	89.02	90.60	79.59
Weighted Average Original Term	357 months	360 months	341 months
Weighted Average Stated Remaining Term	355 months	358 months	338 months
Weighted Average Seasoning	3 months	2 months	4 months
ARM Characteristics			
Weighted Average Gross Margin	5.05%	5.05%	0.00%
Weighted Average Minimum Interest Rate	6.69%	6.69%	0.00%
Weighted Average Maximum Interest Rate	12.70%	12.70%	0.00%
Weighted Average Initial Rate Cap	1.14%	1.14%	0.00%
Weighted Average Subsequent Rate Cap	1.00%	1.00%	0.00%
Weighted Average Months to Roll	23	23	0
Adjustable Rate	85.63%	100.00%	0.00%
Fixed Rate	14.37%	0.00%	100.00%
2/28 LIBOR	46.04%	53.77%	0.00%
2/28 LIBOR I/O	34.02%	39.73%	0.00%
3/27 LIBOR	2.35%	2.75%	0.00%
3/27 LIBOR I/O	1.41%	1.65%	0.00%
5/25 LIBOR	0.58%	0.68%	0.00%
5/25 LIBOR I/O	1.00%	1.17%	0.00%
6 Month LIBOR	0.22%	0.25%	0.00%
Fixed Rate	14.37%	0.00%	100.00%
No Silent Second	52.51%	47.84%	80.33%
Silent Second	47.49%	52.16%	19.67%
Interest Only	36.43%	42.55%	0.00%
Not Interest Only	63.57%	57.45%	100.00%
First Lien	100.00%	100.00%	100.00%
Full Documentation	62.70%	62.52%	63.80%
Limited Documentation	0.28%	0.30%	0.20%
Stated Income Documentation	37.02%	37.19%	36.00%
2-4 Units	7.56%	6.93%	11.34%
Condominium	6.88%	7.45%	3.44%
PUD	12.33%	12.83%	9.38%
Single Family	73.05%	72.60%	75.73%
Townhouse	0.18%	0.19%	0.11%
Cash Out Refinance	38.79%	35.22%	60.05%
Purchase	54.39%	58.63%	29.10%
Rate/Term Refinance	6.83%	6.15%	10.85%
Non-owner	6.04%	4.65%	14.31%
Owner Occupied	93.40%	94.91%	84.39%
Second Home	0.56%	0.44%	1.30%
Top 5 States	CA 48.71%	CA 51.28%	CA 33.39%
	TX 5.84%	FL 5.54%	TX 11.95%
	FL 5.49%	CO 5.30%	NY 8.37%
	CO 5.06%	TX 4.82%	FL 5.18%
	WA 4.27%	WA 4.27%	WA 4.27%

✖ RBS Greenwich Capital

Current Principal Balance ($)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
0.01 - 50,000.00	635	26,247,931.93	0.94%	8.525	341	77.29	614
50,000.01 - 100,000.00	2,322	175,632,753.94	6.27%	7.698	351	79.40	618
100,000.01 - 150,000.00	2,844	354,132,699.79	12.63%	7.033	353	80.13	629
150,000.01 - 200,000.00	2,199	384,933,944.17	13.73%	6.811	354	79.93	635
200,000.01 - 250,000.00	1,654	370,706,995.04	13.23%	6.605	355	79.99	642
250,000.01 - 300,000.00	1,196	328,372,824.52	11.72%	6.501	356	80.95	647
300,000.01 - 350,000.00	848	274,735,734.22	9.80%	6.474	355	80.42	652
350,000.01 - 400,000.00	716	268,600,759.93	9.58%	6.419	356	80.47	660
400,000.01 - 450,000.00	407	173,732,157.46	6.20%	6.459	356	81.03	650
450,000.01 - 500,000.00	273	130,287,682.19	4.65%	6.481	356	80.52	652
500,000.01 - 550,000.00	148	77,738,151.59	2.77%	6.612	355	80.70	640
550,000.01 - 600,000.00	130	74,887,424.11	2.67%	6.714	358	81.39	633
600,000.01 - 650,000.00	74	46,668,854.00	1.67%	6.384	353	77.45	637
650,000.01 - 700,000.00	50	33,914,434.58	1.21%	6.817	358	78.74	619
700,000.01 - 750,000.00	41	30,002,105.46	1.07%	6.725	353	73.79	638
750,000.01 - 800,000.00	22	17,084,957.88	0.61%	6.930	357	74.96	618
800,000.01 - 850,000.00	16	13,354,783.12	0.48%	6.654	357	75.08	611
850,000.01 - 900,000.00	5	4,397,946.59	0.16%	6.460	358	76.37	652
900,000.01 - 950,000.00	5	4,675,327.76	0.17%	5.673	358	69.69	660
950,000.01 - 1,000,000.00	13	12,798,149.05	0.46%	6.532	357	65.72	630
Total	13,598	2,802,905,617.33	100.00%	6.720	355	80.02	641

✖ RBS Greenwich Capital

Current Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
4.000 - 4.499	1	252,000.00	0.01%	4.150	356	80.00	678
4.500 - 4.999	178	47,479,202.97	1.69%	4.808	351	77.32	690
5.000 - 5.499	586	154,650,959.38	5.52%	5.272	352	78.29	685
5.500 - 5.999	1,837	477,282,738.08	17.03%	5.762	352	77.91	673
6.000 - 6.499	2,381	575,305,252.42	20.53%	6.238	355	79.25	661
6.500 - 6.999	2,974	647,284,646.29	23.09%	6.727	355	80.67	644
7.000 - 7.499	1,759	338,615,889.90	12.08%	7.215	356	81.34	624
7.500 - 7.999	1,627	277,352,653.08	9.90%	7.725	356	82.40	604
8.000 - 8.499	747	110,380,031.54	3.94%	8.207	356	83.01	580
8.500 - 8.999	674	89,613,682.97	3.20%	8.710	354	82.07	562
9.000 - 9.499	355	41,462,520.93	1.48%	9.193	357	82.16	555
9.500 - 9.999	205	19,083,530.54	0.68%	9.720	355	78.61	543
10.000 -10.499	114	11,029,032.89	0.39%	10.203	354	71.20	534
10.500 -10.999	90	7,795,199.30	0.28%	10.725	351	67.49	526
11.000 -11.499	34	2,566,321.05	0.09%	11.198	338	68.75	528
11.500 -11.999	21	1,856,379.96	0.07%	11.734	356	63.27	521
12.000 -12.499	14	849,176.03	0.03%	12.277	349	67.85	519
12.500 -12.999	1	46,400.00	0.00%	12.850	359	80.00	532
Total	**13,598**	**2,802,905,617.33**	**100.00%**	**6.720**	**355**	**80.02**	**641**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
400-499	21	3,451,999.90	0.12%	9.553	349	82.66	485
500-524	589	92,079,409.89	3.29%	8.665	355	75.29	513
525-549	832	141,165,597.62	5.04%	8.110	357	78.83	538
550-574	970	195,304,356.80	6.97%	7.497	356	79.72	562
575-599	1,576	285,324,224.31	10.18%	7.029	356	81.04	587
600-624	1,789	355,651,700.85	12.69%	6.773	356	81.70	612
625-649	2,080	436,514,137.28	15.57%	6.548	355	80.85	638
650-674	2,213	481,895,950.45	17.19%	6.441	354	80.03	661
675-699	1,465	334,861,506.13	11.95%	6.230	354	79.72	686
700+	2,061	475,870,262.23	16.98%	6.149	353	78.98	733
None	2	786,471.87	0.03%	7.810	350	69.49	0
Total	**13,598**	**2,802,905,617.33**	**100.00%**	**6.720**	**355**	**80.02**	**641**

✹RBS Greenwich Capital

34

Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
0.01- 49.99	258	39,835,570.07	1.42%	6.667	328	40.99	646
50.00- 54.99	132	23,974,553.86	0.86%	6.742	326	52.61	623
55.00- 59.99	172	34,014,596.76	1.21%	6.777	346	57.59	623
60.00- 64.99	257	54,170,953.58	1.93%	6.803	350	62.42	626
65.00- 69.99	384	81,772,889.23	2.92%	7.077	350	67.14	612
70.00- 74.99	594	120,354,787.40	4.29%	6.820	349	72.05	623
75.00- 79.99	1,031	215,918,990.84	7.70%	6.752	353	77.08	632
80.00	7,351	1,547,581,100.19	55.21%	6.486	357	80.00	656
80.01- 84.99	266	66,831,658.18	2.38%	6.914	354	83.39	608
85.00- 89.99	1,027	218,461,786.84	7.79%	7.129	355	86.05	603
90.00- 94.99	1,289	254,798,688.34	9.09%	7.085	355	90.28	623
95.00- 99.99	488	92,930,198.07	3.32%	7.230	357	95.06	629
100.00	349	52,259,843.97	1.86%	7.973	358	100.00	652
Total	13,598	2,802,905,617.33	100.00%	6.720	355	80.02	641

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
120	1	60,554.35	0.00%	8.700	117	85.00	557
180	296	39,067,186.87	1.39%	6.417	176	68.20	671
240	26	4,148,886.43	0.15%	6.909	237	69.99	628
360	13,275	2,759,628,989.68	98.46%	6.724	357	80.20	640
Total	13,598	2,802,905,617.33	100.00%	6.720	355	80.02	641

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
61-120	1	60,554.35	0.00%	8.700	117	85.00	557
121-180	296	39,067,186.87	1.39%	6.417	176	68.20	671
181-240	26	4,148,886.43	0.15%	6.909	237	69.99	628
301-360	13,275	2,759,628,989.68	98.46%	6.724	357	80.20	640
Total	13,598	2,802,905,617.33	100.00%	6.720	355	80.02	641

※RBS Greenwich Capital

Silent Second	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
No Silent Second	7,454	1,471,796,560.82	52.51%	7.018	352	80.16	621
Silent Second	6,144	1,331,109,056.51	47.49%	6.390	357	79.86	663
Total	13,598	2,802,905,617.33	100.00%	6.720	355	80.02	641

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
ARM	11,086	2,400,093,945.68	85.63%	6.691	358	80.69	638
Fixed Rate	2,512	402,811,671.65	14.37%	6.890	338	75.98	661
Total	13,598	2,802,905,617.33	100.00%	6.720	355	80.02	641

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
Interest Only	3,734	1,021,203,736.92	36.43%	6.299	358	80.16	657
Not Interest Only	9,864	1,781,701,880.41	63.57%	6.961	353	79.94	632
Total	13,598	2,802,905,617.33	100.00%	6.720	355	80.02	641

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
2/28 LIBOR	6,912	1,290,573,939.78	46.04%	7.016	357	81.15	621
2/28 LIBOR I/O	3,461	953,564,966.05	34.02%	6.308	358	80.18	657
3/27 LIBOR	332	65,916,052.17	2.35%	6.323	358	80.31	653
3/27 LIBOR I/O	150	39,639,244.31	1.41%	6.072	358	79.72	658
5/25 LIBOR	86	16,342,726.83	0.58%	6.717	358	78.39	650
5/25 LIBOR I/O	123	27,999,526.56	1.00%	6.289	358	80.22	673
6 Month LIBOR	22	6,057,489.98	0.22%	7.521	358	84.06	585
Fixed Rate	2,512	402,811,671.65	14.37%	6.890	338	75.98	661
Total	13,598	2,802,905,617.33	100.00%	6.720	355	80.02	641

✶✶ RBS Greenwich Capital

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
0	3,832	734,407,294.75	26.20%	7.001	353	80.16	640
12	398	108,357,593.23	3.87%	6.648	352	79.11	655
24	6,909	1,515,722,293.83	54.08%	6.619	357	80.50	637
36	2,459	444,418,435.52	15.86%	6.614	349	78.34	652
Total	**13,598**	**2,802,905,617.33**	**100.00%**	**6.720**	**355**	**80.02**	**641**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
First Lien	13,598	2,802,905,617.33	100.00%	6.720	355	80.02	641
Total	**13,598**	**2,802,905,617.33**	**100.00%**	**6.720**	**355**	**80.02**	**641**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
Full Documentation	9,066	1,757,451,435.01	62.70%	6.817	355	81.26	623
Limited Documentation	36	7,878,709.46	0.28%	7.196	354	77.32	620
Stated Income Documentation	4,496	1,037,575,472.86	37.02%	6.551	353	77.94	672
Total	**13,598**	**2,802,905,617.33**	**100.00%**	**6.720**	**355**	**80.02**	**641**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
Cash Out Refinance	5,447	1,087,132,711.42	38.79%	6.866	352	78.20	620
Purchase	7,257	1,524,463,913.36	54.39%	6.574	357	81.56	658
Rate/Term Refinance	894	191,308,992.55	6.83%	7.044	348	78.04	622
Total	**13,598**	**2,802,905,617.33**	**100.00%**	**6.720**	**355**	**80.02**	**641**

✖✖RBS Greenwich Capital

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
Non-owner	1,405	169,312,243.12	6.04%	7.025	351	76.13	664
Owner Occupied	12,110	2,617,791,014.64	93.40%	6.700	355	80.28	639
Second Home	83	15,802,359.57	0.56%	6.749	347	78.49	650
Total	**13,598**	**2,802,905,617.33**	**100.00%**	**6.720**	**355**	**80.02**	**641**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
2-4 Units	881	211,889,633.69	7.56%	6.892	354	79.77	661
Condominium	983	192,714,054.54	6.88%	6.496	357	80.65	654
PUD	1,506	345,728,739.96	12.33%	6.632	356	80.68	635
Single Family	10,191	2,047,619,955.77	73.05%	6.737	354	79.87	639
Townhouse	37	4,953,233.37	0.18%	7.050	357	82.78	635
Total	**13,598**	**2,802,905,617.33**	**100.00%**	**6.720**	**355**	**80.02**	**641**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
Alabama	139	15,437,301.60	0.55%	7.578	356	82.08	618
Alaska	46	9,428,123.05	0.34%	7.153	358	84.07	642
Arizona	113	17,126,433.39	0.61%	6.640	356	81.20	626
Arkansas	79	8,181,574.02	0.29%	8.056	356	89.28	617
California	4,772	1,365,255,676.97	48.71%	6.374	355	78.78	654
Colorado	744	141,687,971.03	5.06%	6.580	356	80.82	636
Connecticut	124	25,825,464.78	0.92%	6.754	349	80.61	652
Delaware	5	773,628.41	0.03%	7.239	358	76.60	588
District of Columbia	4	992,250.00	0.04%	7.804	359	74.15	598
Florida	969	153,794,001.16	5.49%	6.988	356	81.69	632
Georgia	461	69,282,482.69	2.47%	7.032	353	80.96	636
Hawaii	15	5,423,347.82	0.19%	6.417	336	78.78	639
Idaho	10	1,500,769.79	0.05%	6.997	358	82.19	648
Illinois	496	88,960,479.40	3.17%	7.289	355	82.36	629
Indiana	100	7,060,669.95	0.25%	7.632	352	79.97	599
Iowa	36	3,541,164.74	0.13%	7.807	352	84.22	619
Kansas	5	366,963.44	0.01%	7.582	357	80.46	565
Kentucky	53	5,149,375.75	0.18%	7.351	358	81.14	608
Louisiana	138	14,042,186.07	0.50%	7.874	354	84.42	606
Maine	5	665,680.57	0.02%	6.965	359	85.15	593
Maryland	143	30,304,683.58	1.08%	7.225	358	82.02	626
Massachusetts	138	33,701,144.22	1.20%	6.724	356	77.81	632
Michigan	258	34,114,342.12	1.22%	7.298	356	82.63	609
Minnesota	80	13,247,534.28	0.47%	7.331	353	83.42	618
Missouri	148	12,329,249.82	0.44%	7.801	344	83.84	618
Montana	18	2,708,951.01	0.10%	7.329	351	83.19	626
Nebraska	70	6,916,581.87	0.25%	7.476	357	83.63	625
Nevada	118	26,175,049.16	0.93%	6.666	350	80.94	631
New Hampshire	16	3,235,021.04	0.12%	6.634	358	79.22	619
New Jersey	297	70,922,041.86	2.53%	7.310	352	78.01	606
New Mexico	98	13,388,107.91	0.48%	7.723	351	83.13	600
New York	290	86,511,009.33	3.09%	7.026	349	79.00	643
North Carolina	250	30,096,346.07	1.07%	7.554	355	82.64	614
North Dakota	4	187,953.94	0.01%	7.566	358	81.93	607
Ohio	238	25,316,466.38	0.90%	7.374	354	86.06	612
Oklahoma	80	7,437,395.79	0.27%	7.521	355	82.56	615
Oregon	279	50,169,216.17	1.79%	6.705	356	81.02	640
Pennsylvania	135	15,319,784.26	0.55%	7.809	351	82.83	600
Rhode Island	30	6,025,937.18	0.21%	7.128	358	84.92	627
South Carolina	73	8,763,886.09	0.31%	7.811	345	81.70	599
South Dakota	11	1,153,088.54	0.04%	7.503	357	80.61	614
Tennessee	236	21,537,002.80	0.77%	7.292	345	80.96	623
Texas	1,225	163,729,425.57	5.84%	7.213	353	80.42	627
Utah	179	30,507,121.52	1.09%	6.613	356	82.32	644

Continued on the next page.

✕✕ RBS Greenwich Capital

State (cont.)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
Vermont	2	249,316.92	0.01%	6.709	351	74.16	571
Virginia	160	40,903,896.25	1.46%	6.960	355	80.71	627
Washington	604	119,577,167.19	4.27%	6.607	357	81.26	638
West Virginia	10	1,289,091.20	0.05%	8.535	354	85.25	566
Wisconsin	80	10,760,259.98	0.38%	7.653	358	82.16	620
Wyoming	14	1,833,000.65	0.07%	7.042	355	82.33	640
Total	13,598	2,802,905,617.33	100.00%	6.720	355	80.02	641

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
3.500 - 3.999	1	89,920.20	0.00%	6.600	358	32.73	596
4.000 - 4.499	1,005	241,930,220.03	10.08%	6.132	357	81.22	679
4.500 - 4.999	8,785	1,899,035,513.09	79.12%	6.617	358	81.08	641
5.000 - 5.499	5	591,561.04	0.02%	6.814	357	80.80	665
5.500 - 5.999	744	149,857,777.92	6.24%	7.765	357	79.48	558
6.000 - 6.499	16	1,687,398.59	0.07%	9.029	349	81.12	548
6.500 - 6.999	528	106,415,554.81	4.43%	7.734	357	74.43	598
7.000 - 7.499	1	156,000.00	0.01%	4.950	358	80.00	713
7.500 - 7.999	1	330,000.00	0.01%	6.350	359	77.65	717
Total	11,086	2,400,093,945.68	100.00%	6.691	358	80.69	638

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
4.000 - 4.499	1	252,000.00	0.01%	4.150	356	80.00	678
4.500 - 4.999	170	46,014,044.86	1.92%	4.806	357	77.93	689
5.000 - 5.499	546	146,680,215.79	6.11%	5.271	357	79.19	684
5.500 - 5.999	1,560	415,312,850.22	17.30%	5.758	357	79.12	670
6.000 - 6.499	2,048	501,831,877.80	20.91%	6.238	358	80.12	658
6.500 - 6.999	2,394	539,082,220.14	22.46%	6.728	358	81.27	640
7.000 - 7.499	1,379	281,243,663.05	11.72%	7.216	358	82.01	617
7.500 - 7.999	1,263	231,528,837.89	9.65%	7.731	358	82.88	596
8.000 - 8.499	596	96,298,658.71	4.01%	8.207	358	83.29	574
8.500 - 8.999	500	71,454,029.54	2.98%	8.704	357	82.12	552
9.000 - 9.499	275	34,762,775.08	1.45%	9.194	358	82.06	548
9.500 - 9.999	153	15,962,090.40	0.67%	9.718	357	78.00	537
10.000 -10.499	91	9,388,809.53	0.39%	10.200	357	70.36	528
10.500 -10.999	69	6,588,699.54	0.27%	10.718	357	65.52	527
11.000 -11.499	20	1,792,235.64	0.07%	11.202	356	65.95	522
11.500 -11.999	15	1,486,827.76	0.06%	11.763	358	62.82	515
12.000 -12.499	6	414,109.73	0.02%	12.247	359	65.44	512
Total	**11,086**	**2,400,093,945.68**	**100.00%**	**6.691**	**358**	**80.69**	**638**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
10.000 -10.499	1	252,000.00	0.01%	4.150	356	80.00	678
10.500 -10.999	169	45,676,869.61	1.90%	4.806	357	77.91	689
11.000 -11.499	544	145,985,509.65	6.08%	5.272	357	79.19	684
11.500 -11.999	1,551	412,525,677.37	17.19%	5.757	357	79.11	670
12.000 -12.499	2,036	498,716,394.03	20.78%	6.236	358	80.11	658
12.500 -12.999	2,389	538,942,157.73	22.46%	6.722	358	81.27	641
13.000 -13.499	1,388	284,320,488.31	11.85%	7.203	358	82.00	617
13.500 -13.999	1,273	233,932,511.69	9.75%	7.716	358	82.83	596
14.000 -14.499	599	96,797,291.68	4.03%	8.200	358	83.31	575
14.500 -14.999	503	72,129,198.16	3.01%	8.693	357	82.18	553
15.000 -15.499	275	34,520,005.74	1.44%	9.189	358	82.14	549
15.500 -15.999	154	15,963,711.82	0.67%	9.704	357	78.07	539
16.000 -16.499	93	9,866,310.55	0.41%	10.143	357	70.82	528
16.500 -16.999	69	6,721,283.09	0.28%	10.695	357	65.80	526
17.000 -17.499	20	1,792,235.64	0.07%	11.202	356	65.95	522
17.500 -17.999	16	1,538,190.88	0.06%	11.737	358	63.40	515
18.000 -18.499	6	414,109.73	0.02%	12.247	359	65.44	512
Total	**11,086**	**2,400,093,945.68**	**100.00%**	**6.691**	**358**	**80.69**	**638**

✕✕RBS Greenwich Capital

Initial Periodic Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
1.000	10,331	2,236,382,931.15	93.18%	6.719	358	80.73	636
2.000	2	517,027.24	0.02%	7.587	357	81.68	560
3.000	753	163,193,987.29	6.80%	6.309	357	80.18	657
Total	11,086	2,400,093,945.68	100.00%	6.691	358	80.69	638

Subsequent Periodic Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
1.000	11,086	2,400,093,945.68	100.00%	6.691	358	80.69	638
Total	11,086	2,400,093,945.68	100.00%	6.691	358	80.69	638

RBS Greenwich Capital   42

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
09/01/04	1	586,010.59	0.02%	5.950	354	95.00	663
10/01/04	1	202,327.52	0.01%	6.850	337	80.00	762
11/01/04	1	134,664.10	0.01%	10.250	338	85.00	512
12/01/04	8	1,995,651.35	0.08%	7.509	357	82.85	583
01/01/05	4	710,612.65	0.03%	7.845	354	81.23	595
02/01/05	11	3,179,551.11	0.13%	7.854	358	83.94	571
03/01/05	1	245,514.42	0.01%	7.600	342	80.00	655
04/01/05	1	44,274.04	0.00%	7.800	343	80.00	656
05/01/05	1	201,216.79	0.01%	6.700	344	80.00	672
06/01/05	3	317,889.96	0.01%	7.376	345	87.74	647
07/01/05	33	6,267,877.34	0.26%	6.942	346	80.18	648
08/01/05	103	22,356,343.60	0.93%	6.984	347	79.48	638
09/01/05	129	24,945,587.06	1.04%	6.999	348	79.85	631
10/01/05	72	14,252,672.83	0.59%	7.016	347	78.62	634
11/01/05	11	2,330,336.28	0.10%	7.276	350	81.96	639
12/01/05	10	2,431,932.35	0.10%	7.924	351	82.85	561
01/01/06	9	1,367,177.66	0.06%	8.593	352	76.53	592
02/01/06	45	8,329,598.80	0.35%	6.827	353	79.19	617
03/01/06	31	6,341,880.76	0.26%	6.057	354	79.26	635
04/01/06	199	41,492,107.57	1.73%	6.543	355	80.81	623
05/01/06	583	130,667,428.44	5.44%	6.362	356	79.90	629
06/01/06	3,185	706,982,193.71	29.46%	6.405	357	81.12	635
07/01/06	1,762	395,818,577.68	16.49%	6.728	358	80.79	639
08/01/06	4,192	879,645,513.44	36.65%	6.992	359	80.65	638
09/01/06	7	852,706.54	0.04%	6.986	350	80.40	629
10/01/06	2	194,060.56	0.01%	7.892	349	50.16	562
02/01/07	1	102,925.39	0.00%	6.450	353	90.00	628
03/01/07	2	912,558.15	0.04%	5.313	354	70.94	715
04/01/07	5	908,671.50	0.04%	7.079	355	78.41	581
05/01/07	28	6,305,488.35	0.26%	5.943	356	79.11	628
06/01/07	172	41,300,666.56	1.72%	5.927	357	80.20	653
07/01/07	99	21,281,985.19	0.89%	6.168	358	79.61	678
08/01/07	165	33,045,690.00	1.38%	6.679	359	80.74	649
02/01/09	1	123,336.71	0.01%	6.650	353	80.00	651
04/01/09	2	293,652.95	0.01%	5.859	355	77.74	670
05/01/09	11	2,686,968.05	0.11%	6.015	356	78.20	639
06/01/09	98	20,910,733.45	0.87%	6.106	357	79.67	676
07/01/09	35	8,474,844.23	0.35%	6.559	358	80.09	649
08/01/09	62	11,852,718.00	0.49%	7.079	359	79.29	660
Total	11,086	2,400,093,945.68	100.00%	6.691	358	80.69	638

Group II Mortgage Loans as of the Cut-off Date

			Min	Max
Scheduled Principal Balance	$	921,785,273 $	315,124 $	1,000,000
Number of Mortgage Loans		2,020		
Average Scheduled Principal Balance	$	456,329		
Weighted Average Gross Coupon		6.49%	4.50%	11.10%
Weighted Average FICO Score		647	476	809
Weighted Average Original LTV		79.72	29.67	100.00
Weighted Total Original LTV (includes Silent 2nd)		88.58	29.67	100.00
Weighted Average Original Term		358 months	180 months	360 months
Weighted Average Stated Remaining Term		356 months	167 months	359 months
Weighted Average Seasoning		3 months	1 month	14 months
ARM Characteristics				
Weighted Average Gross Margin		5.03%	4.25%	6.75%
Weighted Average Minimum Interest Rate		6.48%	4.50%	11.10%
Weighted Average Maximum Interest Rate		12.49%	10.50%	17.10%
Weighted Average Initial Rate Cap		1.14%	1.00%	3.00%
Weighted Average Subsequent Rate Cap		1.00%	1.00%	1.00%
Weighted Average Months to Roll		23	0	59
Maturity Date			8/1/18	8/1/34
Maximum Zip Code Concentration		0.96%	95127	
Adjustable Rate		89.93%		
Fixed Rate		10.07%		
2/28 LIBOR		37.34%		
2/28 LIBOR I/O		46.60%		
3/27 LIBOR		2.45%		
3/27 LIBOR I/O		1.76%		
5/25 LIBOR		0.49%		
5/25 LIBOR I/O		0.89%		
6 Month LIBOR		0.40%		
Fixed Rate		10.07%		
No Silent Second		51.49%		
Silent Second		48.51%		
Interest Only		49.25%		
Not Interest Only		50.75%		
First Lien		100.00%		
Full Documentation		58.96%		
Limited Documentation		0.43%		
Stated Income Documentation		40.61%		
2-4 Units		4.02%		
Condominium		4.99%		
PUD		13.77%		
Single Family		77.22%		
Cash Out Refinance		36.41%		
Purchase		54.84%		
Rate/Term Refinance		8.75%		
Non-owner		1.81%		
Owner Occupied		97.81%		
Second Home		0.38%		
Top 5 States				
California		67.62%		
Texas		4.39%		
New York		3.60%		
Florida		3.25%		
Colorado		2.55%		

❈❈RBS Greenwich Capital

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
300,000.01 - 350,000.00	236	80,562,481.13	8.74%	6.458	357	80.91	651
350,000.01 - 400,000.00	644	241,601,226.32	26.21%	6.378	356	80.31	659
400,000.01 - 450,000.00	380	162,408,536.47	17.62%	6.427	356	80.89	648
450,000.01 - 500,000.00	262	125,074,534.94	13.57%	6.456	356	80.42	652
500,000.01 - 550,000.00	147	77,219,639.81	8.38%	6.615	355	80.65	640
550,000.01 - 600,000.00	125	72,022,295.81	7.81%	6.691	358	81.33	633
600,000.01 - 650,000.00	74	46,668,854.00	5.06%	6.384	353	77.45	637
650,000.01 - 700,000.00	50	33,914,434.58	3.68%	6.817	358	78.74	619
700,000.01 - 750,000.00	41	30,002,105.46	3.25%	6.725	353	73.79	638
750,000.01 - 800,000.00	22	17,084,957.88	1.85%	6.930	357	74.96	618
800,000.01 - 850,000.00	16	13,354,783.12	1.45%	6.654	357	75.08	611
850,000.01 - 900,000.00	5	4,397,946.59	0.48%	6.460	358	76.37	652
900,000.01 - 950,000.00	5	4,675,327.76	0.51%	5.673	358	69.69	660
950,000.01 - 1,000,000.00	13	12,798,149.05	1.39%	6.532	357	65.72	630
Total	2,020	921,785,272.92	100.00%	6.489	356	79.72	647

Current Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
4.500 - 4.999	47	19,545,645.24	2.12%	4.818	353	78.22	688
5.000 - 5.499	150	66,411,046.76	7.20%	5.265	355	78.95	690
5.500 - 5.999	431	193,900,583.01	21.04%	5.755	354	78.39	674
6.000 - 6.499	478	215,096,823.65	23.33%	6.237	356	79.34	662
6.500 - 6.999	449	204,625,369.42	22.20%	6.718	357	80.79	643
7.000 - 7.499	212	101,587,182.79	11.02%	7.207	358	80.09	620
7.500 - 7.999	152	71,230,822.31	7.73%	7.738	357	81.38	586
8.000 - 8.499	49	24,964,732.76	2.71%	8.164	358	81.14	569
8.500 - 8.999	34	17,164,811.94	1.86%	8.701	358	81.82	546
9.000 - 9.499	9	3,737,639.21	0.41%	9.095	359	81.17	534
9.500 - 9.999	5	1,927,362.58	0.21%	9.787	357	78.87	525
10.000 -10.499	3	1,250,415.24	0.14%	10.167	358	59.00	535
11.000 -11.499	1	342,838.01	0.04%	11.100	352	80.00	507
Total	2,020	921,785,272.92	100.00%	6.489	356	79.72	647

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
400-499	2	858,572.10	0.09%	9.159	349	84.54	486
500-524	42	20,518,075.77	2.23%	8.142	353	75.79	513
525-549	74	37,745,342.90	4.09%	7.741	357	79.70	537
550-574	147	72,728,621.84	7.89%	7.318	357	80.22	563
575-599	163	74,998,399.44	8.14%	6.876	358	80.73	587
600-624	244	113,996,547.83	12.37%	6.580	358	81.60	612
625-649	301	137,593,932.22	14.93%	6.370	356	80.22	639
650-674	367	162,980,340.88	17.68%	6.304	356	79.25	662
675-699	282	125,273,740.56	13.59%	6.049	356	79.25	686
700+	397	174,596,371.72	18.94%	6.018	354	78.73	734
None	1	495,327.66	0.05%	8.800	347	63.32	0
Total	**2,020**	**921,785,272.92**	**100.00%**	**6.489**	**356**	**79.72**	**647**

Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
0.01- 49.99	14	7,922,933.92	0.86%	6.482	320	42.77	679
50.00- 54.99	11	6,211,004.58	0.67%	6.367	338	52.97	651
55.00- 59.99	22	10,600,705.86	1.15%	6.419	341	58.29	635
60.00- 64.99	36	19,195,302.09	2.08%	6.265	353	62.31	644
65.00- 69.99	53	29,509,893.31	3.20%	6.595	351	67.95	616
70.00- 74.99	95	50,319,000.82	5.46%	6.655	354	72.26	626
75.00- 79.99	159	80,835,942.99	8.77%	6.632	357	77.19	632
80.00	1,173	509,854,989.35	55.31%	6.296	357	80.00	665
80.01- 84.99	54	27,384,451.39	2.97%	6.823	352	83.31	611
85.00- 89.99	166	78,319,432.70	8.50%	6.894	358	86.14	609
90.00- 94.99	181	78,013,158.74	8.46%	6.850	356	90.30	623
95.00- 99.99	48	20,025,042.47	2.17%	7.047	357	95.12	627
100.00	8	3,593,414.70	0.39%	6.920	358	100.00	674
Total	**2,020**	**921,785,272.92**	**100.00%**	**6.489**	**356**	**79.72**	**647**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
180	16	7,580,831.96	0.82%	5.986	176	65.75	694
240	1	393,283.89	0.04%	5.990	237	50.97	726
360	2,003	913,811,157.07	99.13%	6.494	357	79.85	646
Total	2,020	921,785,272.92	100.00%	6.489	356	79.72	647

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
121-180	16	7,580,831.96	0.82%	5.986	176	65.75	694
181-240	1	393,283.89	0.04%	5.990	237	50.97	726
301-360	2,003	913,811,157.07	99.13%	6.494	357	79.85	646
Total	2,020	921,785,272.92	100.00%	6.489	356	79.72	647

Silent Second	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
No Silent Second	981	474,657,382.50	51.49%	6.748	354	79.74	623
Silent Second	1,039	447,127,890.42	48.51%	6.215	358	79.70	672
Total	2,020	921,785,272.92	100.00%	6.489	356	79.72	647

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
ARM	1,822	828,960,681.98	89.93%	6.480	358	80.22	644
Fixed Rate	198	92,824,590.94	10.07%	6.571	341	75.30	670
Total	2,020	921,785,272.92	100.00%	6.489	356	79.72	647

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
Interest Only	1,020	453,973,469.60	49.25%	6.265	358	80.04	657
Not Interest Only	1,000	467,811,803.32	50.75%	6.707	354	79.42	636
Total	2,020	921,785,272.92	100.00%	6.489	356	79.72	647

✕✕RBS Greenwich Capital

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
2/28 LIBOR	740	344,221,734.96	37.34%	6.780	357	80.42	626
2/28 LIBOR I/O	967	429,541,018.59	46.60%	6.277	358	79.98	657
3/27 LIBOR	45	22,557,896.34	2.45%	6.084	358	80.19	653
3/27 LIBOR I/O	33	16,266,229.30	1.76%	6.108	358	80.80	652
5/25 LIBOR	10	4,498,482.49	0.49%	6.391	358	78.72	653
5/25 LIBOR I/O	20	8,166,221.71	0.89%	5.990	358	81.56	684
6 Month LIBOR	7	3,709,098.59	0.40%	7.510	358	85.08	582
Fixed Rate	198	92,824,590.94	10.07%	6.571	341	75.30	670
Total	2,020	921,785,272.92	100.00%	6.489	356	79.72	647

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
0	473	229,037,424.24	24.85%	6.673	355	79.19	647
12	111	51,489,446.73	5.59%	6.526	354	79.02	654
24	1,188	527,163,513.02	57.19%	6.445	358	80.30	643
26	248	114,094,888.93	12.38%	6.310	350	78.43	660
Total	2,020	921,785,272.92	100.00%	6.489	356	79.72	647

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
First Lien	2,020	921,785,272.92	100.00%	6.489	356	79.72	647
Total	2,020	921,785,272.92	100.00%	6.489	356	79.72	647

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
Full Documentation	1,153	543,443,282.36	58.96%	6.575	357	80.91	625
Limited Documentation	7	3,988,835.91	0.43%	6.896	357	77.94	643
Stated Income Documentation	860	374,353,154.65	40.61%	6.362	355	78.02	678
Total	2,020	921,785,272.92	100.00%	6.489	356	79.72	647

✖✖ RBS Greenwich Capital

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
Cash Out Refinance	717	335,607,292.64	36.41%	6.698	355	78.31	622
Purchase	1,146	505,511,879.52	54.84%	6.329	358	80.88	666
Rate/Term Refinance	157	80,666,100.76	8.75%	6.626	350	78.33	628
Total	2,020	921,785,272.92	100.00%	6.489	356	79.72	647

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
Non-owner	39	16,655,326.51	1.81%	6.718	358	69.90	663
Owner Occupied	1,974	901,638,535.26	97.81%	6.484	356	79.89	646
Second Home	7	3,491,411.15	0.38%	6.845	359	82.54	651
Total	2,020	921,785,272.92	100.00%	6.489	356	79.72	647

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
2-4 Units	69	37,083,187.50	4.02%	6.582	355	79.65	675
Condominium	107	46,016,355.02	4.99%	6.406	358	80.45	657
PUD	268	126,924,927.83	13.77%	6.461	357	79.91	638
Single Family	1,576	711,760,802.57	77.22%	6.495	356	79.65	646
Total	2,020	921,785,272.92	100.00%	6.489	356	79.72	647

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
Alabama	8	4,521,757.30	0.49%	6.579	358	79.34	637
Alaska	1	782,493.94	0.08%	6.200	357	80.00	686
Arizona	3	1,172,000.00	0.13%	5.727	358	86.44	671
Arkansas	1	409,500.00	0.04%	7.500	359	90.00	649
California	1,399	623,270,698.78	67.62%	6.346	357	79.44	654
Colorado	51	23,548,816.95	2.55%	6.564	357	81.29	634
Connecticut	14	7,063,664.98	0.77%	6.211	346	78.29	661
District of Columbia	1	507,500.00	0.06%	7.600	359	70.00	642
Florida	60	29,933,201.54	3.25%	6.683	358	80.44	627
Georgia	18	8,286,941.54	0.90%	6.383	357	76.28	620
Hawaii	3	1,814,396.27	0.20%	6.148	296	69.01	656
Idaho	1	428,000.00	0.05%	7.500	359	80.00	650
Illinois	29	14,094,452.74	1.53%	7.024	352	79.41	636
Iowa	1	646,704.11	0.07%	5.990	357	80.00	710
Kentucky	1	560,000.00	0.06%	5.625	359	69.14	657
Louisiana	2	884,579.16	0.10%	8.563	359	73.01	612
Maryland	18	8,398,008.96	0.91%	7.273	357	83.26	616
Massachusetts	23	10,680,741.55	1.16%	6.710	357	80.61	620
Michigan	17	8,297,782.86	0.90%	6.592	358	83.10	620
Minnesota	2	1,014,080.51	0.11%	7.794	350	88.30	608
Missouri	1	352,971.00	0.04%	8.400	359	90.00	585
Montana	2	743,000.00	0.08%	7.003	359	85.21	696
Nebraska	1	539,094.50	0.06%	6.900	357	90.00	622
Nevada	15	6,868,550.77	0.75%	7.055	330	81.68	612
New Hampshire	3	1,253,637.18	0.14%	6.429	358	86.02	609
New Jersey	42	19,775,162.23	2.15%	7.154	348	77.71	601
New Mexico	5	1,853,454.97	0.20%	7.735	358	82.86	590
New York	70	33,218,133.72	3.60%	6.856	353	79.27	634
North Carolina	7	3,576,377.94	0.39%	7.365	357	82.10	628
Ohio	3	1,313,782.82	0.14%	6.532	357	83.91	642
Oklahoma	1	368,100.00	0.04%	6.500	359	90.00	684
Oregon	17	8,526,359.42	0.92%	6.760	358	79.68	645
Pennsylvania	7	2,899,343.89	0.31%	7.864	358	81.58	564
Rhode Island	2	726,182.67	0.08%	7.404	358	95.00	621
South Carolina	2	834,000.00	0.09%	8.114	359	77.49	590
Tennessee	3	1,068,363.89	0.12%	6.802	314	68.40	670
Texas	73	40,457,288.65	4.39%	6.620	358	78.88	648
Utah	21	9,163,002.00	0.99%	6.607	358	84.06	640
Virginia	38	18,251,363.13	1.98%	6.885	358	81.99	630
Washington	47	20,632,130.59	2.24%	6.640	357	81.99	633
West Virginia	1	387,384.00	0.04%	7.000	359	85.00	580
Wisconsin	5	2,261,290.00	0.25%	8.158	359	84.22	601
Wyoming	1	400,978.36	0.04%	6.650	348	81.00	690
Total	2,020	921,785,272.92	100.00%	6.489	356	79.72	647

✖✖RBS Greenwich Capital

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
4.000 - 4.499	208	100,531,820.68	12.13%	5.903	357	79.21	683
4.500 - 4.999	1,422	641,216,201.15	77.35%	6.449	358	80.56	646
5.500 - 5.999	109	53,992,464.42	6.51%	7.535	357	79.58	562
6.500 - 6.999	83	33,220,195.73	4.01%	7.112	358	77.65	624
Total	1,822	828,960,681.98	100.00%	6.480	358	80.22	644

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
4.500 - 4.999	46	19,108,668.19	2.31%	4.816	357	78.52	687
5.000 - 5.499	145	64,023,783.32	7.72%	5.265	357	79.51	690
5.500 - 5.999	395	177,149,834.23	21.37%	5.752	357	79.04	672
6.000 - 6.499	429	191,031,249.75	23.04%	6.235	358	79.97	657
6.500 - 6.999	390	177,921,039.89	21.46%	6.721	358	81.22	640
7.000 - 7.499	184	88,047,835.86	10.62%	7.211	358	80.79	615
7.500 - 7.999	138	65,065,609.00	7.85%	7.739	358	81.41	582
8.000 - 8.499	48	24,599,723.01	2.97%	8.167	358	80.94	568
8.500 - 8.999	29	14,754,683.69	1.78%	8.696	357	82.63	543
9.000 - 9.499	9	3,737,639.21	0.45%	9.095	359	81.17	534
9.500 - 9.999	5	1,927,362.58	0.23%	9.787	357	78.87	525
10.000 -10.499	3	1,250,415.24	0.15%	10.167	358	59.00	535
11.000 -11.499	1	342,838.01	0.04%	11.100	352	80.00	507
Total	1,822	828,960,681.98	100.00%	6.480	358	80.22	644

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
10.500 -10.999	45	18,771,492.94	2.26%	4.817	357	78.49	688
11.000 -11.499	144	63,583,783.32	7.67%	5.266	357	79.51	690
11.500 -11.999	392	175,617,126.09	21.19%	5.750	357	79.03	672
12.000 -12.499	426	189,537,324.05	22.86%	6.232	358	79.91	658
12.500 -12.999	391	178,279,070.47	21.51%	6.713	358	81.22	641
13.000 -13.499	188	89,981,761.56	10.85%	7.190	358	80.90	615
13.500 -13.999	141	66,577,461.81	8.03%	7.713	358	81.38	583
14.000 -14.499	48	24,599,723.01	2.97%	8.167	358	80.94	568
14.500 -14.999	29	14,754,683.69	1.78%	8.696	357	82.63	543
15.000 -15.499	8	3,353,639.21	0.40%	9.106	359	81.31	534
15.500 -15.999	5	1,927,362.58	0.23%	9.787	357	78.87	525
16.000 -16.499	4	1,634,415.24	0.20%	9.893	358	63.93	535
17.000 -17.499	1	342,838.01	0.04%	11.100	352	80.00	507
Total	1,822	828,960,681.98	100.00%	6.480	358	80.22	644

Initial Periodic Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
1.000	1,700	771,510,630.51	93.07%	6.507	358	80.18	643
2.000	1	350,118.94	0.04%	6.925	356	90.00	585
3.000	121	57,099,932.53	6.89%	6.115	357	80.63	657
Total	1,822	828,960,681.98	100.00%	6.480	358	80.22	644

Subsequent Periodic Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	1,822	828,960,681.98	100.00%	6.480	358	80.22	644
Total	1,822	828,960,681.98	100.00%	6.480	358	80.22	644

✼✼ RBS Greenwich Capital

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
09/01/04	1	586,010.59	0.07%	5.950	354	95.00	663
12/01/04	2	1,096,208.00	0.13%	7.675	357	81.22	579
02/01/05	4	2,026,880.00	0.24%	7.871	359	84.30	560
07/01/05	3	1,114,950.46	0.13%	6.120	346	83.50	721
08/01/05	16	7,454,153.53	0.90%	6.545	347	78.08	670
09/01/05	15	6,964,632.55	0.84%	7.054	348	79.01	616
10/01/05	8	3,796,940.75	0.46%	6.452	349	77.28	649
11/01/05	1	435,979.67	0.05%	6.550	350	80.00	771
12/01/05	3	1,097,171.00	0.13%	7.782	351	85.11	570
01/01/06	1	342,838.01	0.04%	11.100	352	80.00	507
02/01/06	4	1,831,633.88	0.22%	6.508	353	85.52	609
03/01/06	3	1,382,821.87	0.17%	5.414	354	73.16	649
04/01/06	27	12,588,898.70	1.52%	6.425	355	81.46	630
05/01/06	93	43,050,734.55	5.19%	6.216	356	78.24	630
06/01/06	570	256,484,064.45	30.94%	6.154	357	80.55	642
07/01/06	290	131,189,639.13	15.83%	6.576	358	80.55	645
08/01/06	673	306,028,295.00	36.92%	6.785	359	80.00	646
03/01/07	2	912,558.15	0.11%	5.313	354	70.94	715
04/01/07	1	348,300.00	0.04%	5.990	355	90.00	588
05/01/07	3	1,687,339.50	0.20%	6.149	356	84.97	601
06/01/07	35	17,912,179.43	2.16%	6.011	357	80.27	638
07/01/07	17	7,296,645.56	0.88%	6.021	358	79.27	679
08/01/07	20	10,667,103.00	1.29%	6.345	359	81.35	665
05/01/09	2	918,597.48	0.11%	5.511	356	80.00	627
06/01/09	14	6,039,762.49	0.73%	5.781	357	80.00	688
07/01/09	8	3,297,244.23	0.40%	6.425	358	82.01	653
08/01/09	6	2,409,100.00	0.29%	6.848	359	80.17	683
Total	**1,822**	**828,960,681.98**	**100.00%**	**6.480**	**358**	**80.22**	**644**

The percentages per table should add up to 100%

FICO & Documentation

FICO Score	Full DOC	Stated Doc	Reduced / Limited Doc	All Docs	WAC	Avg Prin Bal	Current LTV
< 450	0.00	0.01	0.02	0.03	7.81	393,236	69.49
451-500	0.17	0.02	0.00	0.19	9.28	149,579	79.11
501-550	7.23	1.27	0.03	8.53	8.31	165,306	77.42
551-600	15.09	2.21	0.10	17.40	7.20	188,475	80.58
601-650	21.64	6.78	0.07	28.49	6.65	205,702	81.21
651-700	12.03	16.72	0.05	28.80	6.34	222,481	79.88
701-750	4.77	7.50	0.01	12.28	6.18	227,668	79.28
751-800	1.71	2.44	0.02	4.17	6.05	238,348	78.09
801-850	0.05	0.06	0.00	0.11	5.81	228,963	80.31
TOTAL POOL	62.70	37.02	0.28	100.00	6.72	206,126	80.02

LTV & FICO

Current LTV	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800	801 - 850	850>	FICO	Avg Prin Bal	WAC	Gross Margin	Stated Doc	Limited Doc
10.01-20	0.00	0.00	0.00	0.00	0.00	0.00	0.01	0.00	0.00	0.00	677	74,199	6.62	4.69	0.01	0.00
20.01-30	0.00	0.00	0.02	0.01	0.03	0.06	0.01	0.01	0.00	0.00	657	121,652	6.90	5.36	0.06	0.00
30.01-40	0.00	0.00	0.05	0.06	0.09	0.14	0.04	0.04	0.00	0.00	648	142,383	6.63	5.45	0.16	0.00
40.01-50	0.00	0.00	0.12	0.21	0.14	0.20	0.15	0.09	0.00	0.00	641	166,187	6.70	5.27	0.41	0.01
50.01-60	0.00	0.01	0.37	0.42	0.60	0.44	0.21	0.10	0.00	0.00	625	191,867	6.73	5.20	0.91	0.01
60.01-70	0.02	0.03	1.23	1.49	1.58	1.06	0.55	0.27	0.01	0.00	617	200,909	7.02	5.31	2.46	0.02
70.01-80	0.01	0.07	3.94	8.56	17.79	22.31	9.77	3.17	0.07	0.00	652	211,046	6.52	5.05	30.43	0.15
80.01-90	0.00	0.08	2.80	5.59	5.26	3.32	1.13	0.36	0.03	0.00	613	209,247	7.08	5.00	2.33	0.09
90.01-100	0.00	0.00	0.01	1.05	2.99	1.28	0.41	0.12	0.00	0.00	637	176,845	7.45	4.92	0.24	0.00
Total	0.03	0.19	8.53	17.40	28.49	28.80	12.28	4.17	0.11	0.00	641	206,126	6.72	5.05	37.02	0.28

Prin Balance & FICO

Prin Balance	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800	801 - 850	850>	total FICO	Current LTV	WAC	Gross Margin	Stated Doc	Limited Doc
$1-$50,000	0.00	0.00	0.20	0.20	0.22	0.21	0.07	0.03	0.00	0.00	614	77.29	8.52	5.12	0.25	0.00
$50,001-$100,000	0.00	0.03	1.01	1.52	1.78	1.27	0.54	0.11	0.01	0.00	618	79.40	7.70	5.11	1.44	0.03
$100,001-$150,000	0.00	0.04	1.46	2.72	3.69	3.14	1.20	0.39	0.01	0.00	629	80.13	7.03	5.08	3.26	0.03
$150,001 - $200,000	0.00	0.05	1.52	2.49	4.08	3.55	1.50	0.55	0.01	0.00	635	79.93	6.81	5.08	4.47	0.03
$200,001 - $250,000	0.00	0.03	1.02	2.17	3.92	3.97	1.59	0.52	0.02	0.00	642	79.99	6.60	5.08	5.12	0.04
$250,001 - $300,000	0.01	0.02	0.69	1.91	3.20	3.81	1.53	0.53	0.01	0.00	647	80.95	6.50	5.02	5.00	0.00
$300,001 - $350,000	0.00	0.00	0.56	1.31	2.90	2.95	1.56	0.50	0.01	0.00	652	80.42	6.47	5.05	4.66	0.01
$350,001 - $400,000	0.00	0.01	0.38	1.21	2.28	3.38	1.70	0.56	0.05	0.00	660	80.47	6.42	5.08	5.04	0.00
$400,001 - $450,000	0.00	0.00	0.27	0.87	1.93	2.18	0.61	0.34	0.00	0.00	650	81.03	6.46	4.97	2.50	0.02
$450,001 - $500,000	0.02	0.02	0.17	0.87	1.24	1.22	0.87	0.24	0.00	0.00	652	80.52	6.48	5.02	1.94	0.05
$500,001 - $550,000	0.00	0.00	0.30	0.34	0.84	0.90	0.30	0.09	0.00	0.00	640	80.70	6.61	5.02	0.97	0.00
$550,001 - $600,000	0.00	0.00	0.29	0.57	0.65	0.80	0.27	0.08	0.00	0.00	633	81.39	6.71	5.05	0.79	0.04
$600,001 - $650,000	0.00	0.00	0.16	0.29	0.47	0.52	0.16	0.07	0.00	0.00	637	77.45	6.38	4.84	0.59	0.00
$650,001 - $700,000	0.00	0.00	0.15	0.31	0.34	0.31	0.10	0.00	0.00	0.00	619	78.74	6.82	5.13	0.24	0.00
$700,001 - $750,000	0.00	0.00	0.13	0.21	0.29	0.24	0.10	0.10	0.00	0.00	638	73.79	6.72	4.95	0.29	0.00
$750,001 - $800,000	0.00	0.00	0.17	0.08	0.16	0.08	0.08	0.03	0.00	0.00	618	74.96	6.93	4.99	0.11	0.00
$800,001 - $850,000	0.00	0.00	0.03	0.18	0.18	0.06	0.03	0.00	0.00	0.00	611	75.08	6.65	4.91	0.09	0.00
$850,001 - $900,000	0.00	0.00	0.00	0.03	0.06	0.03	0.03	0.00	0.00	0.00	652	76.37	6.46	5.00	0.03	0.00
$900,001 - $950,000	0.00	0.00	0.00	0.00	0.13	0.00	0.00	0.03	0.00	0.00	660	69.69	5.67	4.44	0.07	0.00
$950,001 - $1,000,000	0.00	0.00	0.04	0.10	0.11	0.18	0.03	0.00	0.00	0.00	630	65.72	6.53	4.90	0.18	0.03
Total	0.03	0.19	8.53	17.40	28.49	28.80	12.28	4.17	0.11	0.00	641	80.02	6.72	5.05	37.02	0.28

Prepayment Penalty & FICO

Prepayment Penalty Term	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800	801 - 850	850>	total FICO	Current LTV	WAC	Gross Margin	Avg Prin Bal	Stated Doc	Limited Doc
0	0.03	0.08	2.76	4.21	7.18	7.49	3.29	1.14	0.03	0.00	640	80.16	7.00	4.92	191,651	10.17	0.07
12	0.00	0.02	0.16	0.43	1.20	1.33	0.47	0.27	0.00	0.00	655	79.12	6.65	4.85	272,235	1.51	0.00
24	0.00	0.05	4.78	10.51	15.51	15.16	6.24	1.77	0.05	0.00	637	80.50	6.62	5.11	219,376	20.91	0.17
36	0.00	0.04	0.83	2.25	4.61	4.83	2.28	0.99	0.04	0.00	652	78.34	6.61	5.04	180,734	4.42	0.04
Total	0.03	0.19	8.53	17.40	28.49	28.80	12.28	4.17	0.11	0.00	641	80.02	6.72	5.05	206,126	37.02	0.28

Mortg Rates & FICO

Mortg Rates	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800	801 - 850	850>	total FICO	Current LTV	WAC	Gross Margin	Avg Prin Bal	Stated Doc	Limited Doc
4.001-4.5%	0.00	0.00	0.00	0.00	0.01	0.05	0.03	0.03	0.00	0.00	714	76.68	4.47	4.99	251,155	0.01	0.00
4.501-5.0%	0.00	0.00	0.00	0.07	0.41	0.72	0.58	0.21	0.00	0.00	688	77.14	4.86	4.85	269,628	0.56	0.00
5.001-5.5%	0.00	0.00	0.01	0.28	1.62	2.82	1.46	0.69	0.03	0.00	682	77.83	5.35	4.82	270,739	2.65	0.00
5.501-6.0%	0.00	0.00	0.06	1.19	4.56	6.68	3.37	1.28	0.06	0.00	672	78.26	5.82	4.92	254,346	7.34	0.02
6.001-6.5%	0.01	0.00	0.21	2.44	6.97	7.96	3.29	1.01	0.02	0.00	659	79.39	6.30	4.99	240,236	9.76	0.06
6.501-7.0%	0.00	0.02	0.73	4.00	7.24	6.38	2.12	0.66	0.00	0.00	642	80.66	6.78	5.03	214,495	8.56	0.07
7.001-7.5%	0.00	0.00	1.03	3.72	3.85	2.38	0.97	0.18	0.00	0.00	621	81.68	7.27	5.11	190,401	3.85	0.06
7.501-8.0%	0.00	0.01	1.79	3.07	2.33	1.36	0.35	0.08	0.00	0.00	602	82.55	7.78	5.16	167,658	2.42	0.02
8.001-8.5%	0.00	0.02	1.32	1.41	0.70	0.29	0.08	0.01	0.00	0.00	577	82.88	8.27	5.34	143,425	0.75	0.01
8.501-9.0%	0.02	0.02	1.53	0.77	0.45	0.13	0.03	0.00	0.00	0.00	560	81.56	8.76	5.51	134,066	0.57	0.02
9.001-9.5%	0.00	0.04	0.79	0.24	0.23	0.04	0.00	0.01	0.00	0.00	555	82.57	9.23	5.51	114,135	0.23	0.01
9.501-10.0%	0.00	0.04	0.42	0.13	0.08	0.01	0.00	0.00	0.00	0.00	544	77.94	9.75	5.80	94,996	0.16	0.01
10.001-10.5%	0.00	0.03	0.26	0.06	0.02	0.00	0.00	0.00	0.00	0.00	532	71.48	10.24	6.12	92,241	0.08	0.00
10.501-11.0%	0.00	0.02	0.21	0.03	0.00	0.00	0.00	0.00	0.00	0.00	527	67.43	10.75	6.40	84,825	0.05	0.00
11.001-11.5%	0.00	0.00	0.09	0.00	0.00	0.00	0.00	0.00	0.00	0.00	526	67.09	11.25	6.37	83,860	0.02	0.00
11.501-12.0%	0.00	0.00	0.05	0.00	0.00	0.00	0.00	0.00	0.00	0.00	519	64.38	11.80	6.62	86,210	0.01	0.00
12.001-12.5%	0.00	0.00	0.03	0.00	0.00	0.00	0.00	0.00	0.00	0.00	519	67.85	12.28	6.59	60,655	0.01	0.00
12.501-13.0%	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	532	80.00	12.85	0.00	46,400	0.00	0.00
Total	0.03	0.19	8.53	17.40	28.49	28.80	12.28	4.17	0.11	0.00	641	80.02	6.72	5.05	206,126	37.02	0.28

Mortg Rates & LTV

Mortg Rates	LTV 40.01-50	50.01 - 60	60.01 - 70	70.01 - 80	80.01 - 90	90.01 - 100	100+	total LTV	avg FICO	Gross Margin	Avg Prin Bal	Stated Doc	Limited Doc
4.001-4.5%	0.00	0.01	0.00	0.10	0.00	0.00	0.00	76.68	714	4.99	251,155	0.01	0.00
4.501-5.0%	0.06	0.05	0.14	1.62	0.10	0.02	0.00	77.14	688	4.85	269,628	0.56	0.00
5.001-5.5%	0.13	0.14	0.52	5.58	0.51	0.01	0.00	77.83	682	4.82	270,739	2.65	0.00
5.501-6.0%	0.33	0.44	0.96	13.51	1.76	0.19	0.00	78.26	672	4.92	254,346	7.34	0.02
6.001-6.5%	0.29	0.50	1.23	16.03	3.33	0.53	0.00	79.39	659	4.99	240,236	9.76	0.06
6.501-7.0%	0.24	0.39	1.05	13.79	4.28	1.38	0.00	80.66	642	5.03	214,495	8.56	0.07
7.001-7.5%	0.15	0.19	0.56	6.94	3.12	1.19	0.00	81.68	621	5.11	190,401	3.85	0.06
7.501-8.0%	0.06	0.22	0.59	4.16	2.75	1.21	0.00	82.55	602	5.16	167,658	2.42	0.02
8.001-8.5%	0.06	0.04	0.29	1.59	1.22	0.63	0.00	82.88	577	5.34	143,425	0.75	0.01
8.501-9.0%	0.03	0.06	0.32	1.21	0.92	0.39	0.00	81.56	560	5.51	134,066	0.57	0.02
9.001-9.5%	0.00	0.04	0.11	0.59	0.38	0.24	0.00	82.57	555	5.51	114,135	0.23	0.01
9.501-10.0%	0.03	0.01	0.14	0.28	0.15	0.06	0.00	77.94	544	5.80	94,996	0.16	0.01
10.001-10.5%	0.04	0.01	0.10	0.15	0.06	0.01	0.00	71.48	532	6.12	92,241	0.08	0.00
10.501-11.0%	0.02	0.03	0.14	0.06	0.02	0.00	0.00	67.43	527	6.40	84,825	0.05	0.00
11.001-11.5%	0.01	0.02	0.04	0.04	0.00	0.00	0.00	67.09	526	6.37	83,860	0.02	0.00
11.501-12.0%	0.00	0.01	0.04	0.01	0.00	0.00	0.00	64.38	519	6.62	86,210	0.01	0.00
12.001-12.5%	0.00	0.00	0.02	0.01	0.00	0.00	0.00	67.85	519	6.59	60,655	0.01	0.00
12.501-13.0%	0.00	0.00	0.00	0.00	0.00	0.00	0.00	80.00	532	0.00	46,400	0.00	0.00
Total	1.47	2.16	6.24	65.69	18.58	5.87	0.00	80.02	641	5.05	206,126	37.02	0.28

Appendix A

FICO DISTRIBUTION

Note: Cells in red font are calculations

Collateral Cuts for Subprime Pool

LBMLT 2004-6

FICO	Total Balance Amount	%[2]	LTV	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	% Covered Mortgage Ins	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Full Doc	% Cashout Refi
a. FICO NA	786,472	0.03%	>65.0	291,144	0.01%	393,236	7.81%	0.00	0.00	69.49	19.25	62.98	100.00	0.00	62.98
b. 0-500	5,384,850	0.19%	>65.0	4,534,343	0.16%	149,579	9.28%	0.00	490.60	79.11	44.65	96.32	93.93	89.46	76.95
c. 500.01-550	239,032,358	8.53%	>70.0	189,076,718	6.75%	165,306	8.31%	0.00	529.04	77.42	41.14	90.90	97.00	84.77	67.34
d. 550.01-575	197,414,834	7.04%	>70.0	162,502,714	5.80%	199,611	7.47%	0.00	563.61	79.84	41.61	91.69	96.18	84.07	60.08
e. 575.01-600	290,359,016	10.36%	>70.0	263,716,192	9.41%	181,588	7.01%	0.00	588.17	81.08	40.65	88.95	96.99	88.53	47.45
f. 600.01-620	276,709,002	9.87%	>70.0	254,017,445	9.06%	196,806	6.82%	0.00	610.33	81.83	41.11	87.33	95.51	88.44	42.66
g. 620.01-650	521,826,942	18.62%	>80.0	134,335,804	4.79%	210,754	6.56%	0.00	636.80	80.88	41.17	86.11	93.32	69.36	39.26
h. 650.01-680	554,418,869	19.78%	>80.0	96,209,920	3.41%	218,706	6.39%	0.00	664.49	80.02	40.79	85.09	91.97	42.34	30.96
i. 680.01-700	252,743,669	9.02%	>85.0	25,056,107	0.89%	231,238	6.23%	0.00	689.57	79.56	40.35	80.34	91.07	40.58	25.50
j. 700.01-750	344,233,515	12.28%	>85.0	29,854,318	1.07%	227,668	6.18%	0.00	721.70	79.28	40.76	78.36	89.95	38.84	22.77
k. 750.01-800	116,790,615	4.17%	>85.0	10,135,961	0.36%	238,348	6.05%	0.00	768.99	78.09	39.63	79.28	89.60	41.04	23.46
l. 800+	3,205,475	0.11%	>85.0	687,164	0.02%	228,963	5.81%	0.00	805.65	80.31	40.56	91.12	93.41	44.04	11.69
TOTAL POOL	2,802,905,617	100.00%		1,170,417,831	41.76%	206,126	6.72%	0.00	640.89	80.02	40.87	85.39	93.40	62.70	38.79

FICO: Average 641
Min: 461 Max: 814

DEBT-TO-INCOME (DTI) DISTRIBUTION

DTI	Total Balance Amount	%[2]	FICO	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	% Covered Mortgage Ins	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Full Doc	% Cashout Refi
a. <=20.00	124,825,171	4.45%	<550	12,073,946	0.43%	171,463	6.83%	0.00	640.51	77.06	14.11	85.40	70.16	73.35	53.69
b. 20.001-25.00	106,436,743	3.80%	<550	11,286,081	0.40%	170,845	6.87%	0.00	635.65	78.53	23.27	87.19	85.35	71.60	46.51
c. 25.001-30.00	161,190,079	5.75%	<575	28,421,325	1.01%	171,115	6.83%	0.00	639.73	78.68	28.14	89.50	87.77	67.30	46.63
d. 30.001-35.00	271,420,754	9.68%	<575	41,965,401	1.50%	181,068	6.81%	0.00	641.10	79.66	33.16	86.64	90.66	64.23	44.96
e. 35.001-40.00	400,171,748	14.28%	<600	94,978,324	3.39%	197,129	6.76%	0.00	643.84	80.05	38.13	86.40	94.29	57.97	39.53
f. 40.001-45.00	618,651,818	22.07%	<625	218,125,477	7.78%	213,181	6.69%	0.00	645.22	80.65	43.18	83.52	96.05	58.33	34.54
g. 45.001-50.00	957,440,136	34.16%	<650	491,712,536	17.54%	233,807	6.56%	0.00	646.00	80.78	48.22	84.93	97.22	61.35	30.43
h. 50.001-55.00	161,658,872	5.77%	<675	144,065,841	5.14%	209,132	7.21%	0.00	591.37	78.18	53.15	85.26	91.89	77.94	67.98
i. 55+	1,110,298	0.04%	<700	885,898	0.03%	185,050	7.22%	0.00	619.90	80.00	57.23	100.00	82.13	58.40	33.94
TOTAL POOL	2,802,905,617	100.00%		1,043,514,531	37.23%	206,126	6.72%	0.00	640.89	80.02	40.87	85.39	93.40	62.70	38.79

DTI: Average 40.87
Min: 2.00 Max: 59.00

LOAN-TO-VALUE (LTV) DISTRIBUTION

LTV	Total Balance Amount	%[2]	DTI	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	% Covered Mortgage Ins	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Full Doc	% Cashout Refi
a. <=60.00	-	0.00%	>50	-	0.00%	-	0.00%	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
b. 60.01-70.00	174,790,465	6.24%	>50	18,233,305	0.65%	200,909	7.02%	0.00	616.52	66.53	37.45	83.67	82.05	60.17	74.20
c. 70.01-80.00	1,841,161,208	65.69%	>50	85,134,379	3.04%	211,046	6.52%	0.00	651.94	79.37	41.61	84.97	94.29	53.44	27.57
d. 80.01-85.00	219,301,926	7.82%	>50	41,344,057	1.48%	214,791	7.14%	0.00	600.28	84.51	41.06	89.07	95.15	87.20	65.06
e. 85.01-90.00	301,514,138	10.76%	>50	8,965,006	0.32%	205,391	7.04%	0.00	621.93	89.66	40.15	87.35	91.84	86.75	56.46
f. 90.01-95.00	110,456,069	3.94%	>50	1,289,910	0.05%	192,768	7.20%	0.00	629.14	94.78	40.04	88.68	100.00	93.91	49.16
g. 95.01-100.00	54,010,042	1.93%	>50	373,365	0.01%	151,289	7.95%	0.00	652.06	99.94	40.13	67.91	100.00	100.00	3.42
h. 100+	-	0.00%	>50	-	0.04%	-	0.00%	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL POOL	2,802,905,617	100.00%		162,769,169	5.81%	206,126	6.72%	0.00	640.89	80.02	40.87	85.39	93.40	62.70	38.79

LTV: Average 80.02
Min: 14.09 Max: 100.00

[1] Balance of the collateral cut combined with second qualifier, i.e. (LTV, FICO, DTI etc.
All other cuts except the adjusted balance are only for the main bucket
[2] Percent of the Aggregate Principal Balance - calculated automatically.

Appendix A

GEOGRAPHIC CONCENTRATION - TOP 12 STATES

STATE	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc Refi
California	1,365,255,677	48.71%	286,097	6.37	0.00	653.86	78.78	42.29	84.07	95.65	34.34	52.10
Texas	163,729,426	5.84%	133,657	7.21	0.00	626.83	80.42	39.13	97.36	94.80	30.84	69.84
Florida	153,794,001	5.49%	158,714	6.99	0.00	631.50	81.69	38.48	83.31	91.95	33.45	69.67
Colorado	141,687,971	5.06%	190,441	6.58	0.00	635.71	80.82	40.46	92.47	94.75	51.41	75.47
Washington	119,577,167	4.27%	197,975	6.61	0.00	638.36	81.26	41.14	92.10	95.68	39.26	73.21
Illinois	88,960,479	3.17%	179,356	7.29	0.00	628.74	82.36	39.78	61.35	93.30	39.30	73.47
New York	86,511,009	3.09%	298,314	7.03	0.00	642.66	79.00	40.66	66.59	95.50	35.32	54.02
New Jersey	70,922,042	2.53%	238,795	7.31	0.00	606.06	78.01	38.88	72.88	92.48	67.20	70.99
Georgia	69,282,483	2.47%	150,287	7.03	0.00	636.38	80.96	37.76	93.62	67.14	51.39	71.31
Oregon	50,169,216	1.79%	179,818	6.70	0.00	640.05	81.02	40.39	89.25	92.26	40.52	73.50
Virginia	40,903,896	1.46%	255,649	6.96	0.00	627.31	80.71	41.57	96.05	93.16	45.11	73.32
Michigan	34,114,342	1.22%	132,226	7.30	0.00	608.68	82.63	37.14	95.61	90.26	55.46	77.15
TOTAL POOL	2,384,907,710	85.09%	225,951	6.63	0.00	644.05	79.64	41.15	84.78	94.09	37.61	60.06

PRINCIPAL BALANCE

Scheduled Principal Balance	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc Refi
a. 0 - 50,000	26,247,932	0.94%	41,335	8.52	0.00	614.21	77.29	32.84	89.71	54.56	53.49	72.54
b. 50,001 - 200,000	914,699,398	32.63%	124,195	7.07	0.00	629.56	79.90	39.55	86.99	89.48	40.29	71.68
c. 200,001 - 250,000	370,706,995	13.23%	224,128	6.60	0.00	642.02	79.99	41.39	83.73	93.93	40.35	60.95
d. 250,001 - 300,000	328,372,825	11.72%	274,559	6.50	0.00	646.99	80.95	41.79	81.60	94.48	40.84	57.35
e. 300,001 - 400,000	543,336,494	19.38%	347,402	6.45	0.00	655.77	80.44	42.62	83.86	95.47	33.86	49.90
f. 400,001 - 500,000	304,019,840	10.85%	447,088	6.47	0.00	650.87	80.81	42.15	85.45	98.24	34.69	58.42
g. 500,001 - 600,000	152,625,576	5.45%	549,013	6.66	0.00	636.32	81.04	40.99	87.32	98.24	41.57	66.95
h. 600,001 - 700,000	80,583,289	2.87%	649,865	6.57	0.00	629.65	78.00	38.27	90.23	97.61	37.06	71.22
i. 700,001 - 800,000	47,087,063	1.68%	747,414	6.80	0.00	630.90	74.22	38.30	91.98	98.51	46.03	76.48
j. 800,001 - 900,000	17,752,730	0.63%	845,368	6.61	0.00	620.78	75.40	38.95	76.38	100.00	42.84	81.06
k. 900,001 - 1,000,000	17,473,477	0.62%	970,749	6.30	0.00	638.16	66.78	37.64	100.00	94.40	50.30	55.62
l. 1,000,001 >=	-	0.00%	-	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL POOL	2,802,905,617	100.00%	206,126	6.72	0.00	640.89	80.02	40.87	85.39	93.40	38.79	62.70

Prin Bal: Average 206,126   Min: 19,893   Max: 1,000,000

DOCUMENTATION TYPE

Doc Type	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Full	1,757,451,435	62.70%	193,851	6.82	0.00	622.84	81.26	40.64	86.62	93.51	44.13
Limited	7,878,709	0.28%	218,853	7.20	0.00	620.02	77.32	37.80	90.67	93.05	43.90
Stated	1,037,575,473	37.02%	230,777	6.55	0.00	671.61	77.94	41.29	83.26	93.21	29.70
TOTAL POOL	2,802,905,617	100.00%	206,126	6.72	0.00	640.89	80.02	40.87	85.39	93.40	38.79

Appendix A

PROPERTY TYPE

Property Type	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc
2-4 Units	211,889,634	8%	240,510	6.89	0.00	660.90	79.77	41.01	77.78	37.54	53.49
Condominium	192,714,055	7%	196,047	6.50	0.00	654.48	80.65	41.89	94.86	24.75	61.25
PUD	345,728,740	12%	229,568	6.63	0.00	634.82	80.68	40.98	96.77	31.94	70.72
Single Family	2,047,619,956	73%	200,924	6.74	0.00	638.58	79.87	40.75	94.32	41.40	62.41
Townhouse	4,953,233	0%	133,871	7.05	0.00	634.87	82.78	38.98	85.40	34.85	75.11
TOTAL POOL	2,802,905,617	100%	206,126	6.72	0.00	640.89	80.02	40.87	93.40	38.79	62.70

PMI - PRIMARY MORTGAGE INSURANCE

Mortgage Insurance	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc	Is MI down to 60 LTV
Loans >80 LTV w/o MI	685,282,175	24.45%	200,434	7.17	0.00	618.54	89.65	40.42	94.86	53.85	89.09	No
Other	2,117,623,442	75.55%	208,038	6.57	0.00	648.12	76.90	41.02	92.92	33.91	54.16	No
TOTAL POOL	2,802,905,617	100.00%	206,126	6.72	0.00	640.89	80.02	40.87	93.40	38.79	62.70	

LOAN BALANCE

Loan Purpose	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ
Cash Out Refinance	1,087,132,711	38.79%	199,584	6.87	0.00	619.93	78.20	39.90	88.14	89.83
Purchase	1,524,463,913	54.39%	210,068	6.57	0.00	658.25	81.56	41.69	82.83	96.15
Rate/Term Refinance	191,308,993	6.83%	213,992	7.04	0.00	621.57	78.04	39.94	90.18	91.72
TOTAL POOL	2,802,905,617	100.00%	206,126	6.72	0.00	640.89	80.02	40.87	85.39	93.40

COLLATERAL TYPE - FIXED/FLOATING

Collateral	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Cashout Refi	Index	Margin
Fixed	402,811,672	14.37%	160,355	6.89	0.00	660.85	75.98	37.85	85.11	84.39	60.05	Fixed Rate	0.00
Floating	2,400,093,946	85.63%	216,498	6.69	0.00	637.54	80.69	41.38	85.43	94.91	35.22	6 Mo Libor	5.05
TOTAL POOL	2,802,905,617	100.00%	206,126	6.72	0.00	640.89	80.02	40.87	85.39	93.40	38.79		0.00

LIEN STATUS

Lien Status	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Cashout Refi
First Lien	2,802,905,617	100.00%	206,126	6.72	0.00	640.89	80.02	40.87	85.39	93.40	38.79
Second Lien	-	0.00%	-	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL POOL	2,802,905,617	100.00%	206,126	6.72	0.00	640.89	80.02	40.87	85.39	93.40	38.79

Appendix A

OCCUPANCY TYPE

Occupancy Type	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Cashout Refi
Non-owner	169,312,243	6.04%	120,507	7.03	0.00	664.22	76.13	33.25	68.18	0.00	61.08
Primary	2,617,791,015	93.40%	216,168	6.70	0.00	639.32	80.28	41.41	86.56	100.00	37.30
Second Home	15,802,360	0.56%	190,390	6.75	0.00	649.70	78.49	33.39	75.66	0.00	45.47
TOTAL POOL	2,802,905,617	100.00%	206,126	6.72	0.00	640.89	80.02	40.87	85.39	93.40	38.79

PREPAYMENT PENALTY

Prepayment Charges Term at Origination	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Cashout Refi
0 Months	734,407,295	26.20%	191,651	7.00	0.00	639.89	80.16	39.18	82.81	88.54	47.93
12 Months	108,357,593	3.87%	272,255	6.65	0.00	654.91	79.11	39.77	83.55	90.16	47.04
24 Months	1,515,722,294	54.08%	219,384	6.62	0.00	637.04	80.50	42.02	86.15	96.45	31.11
36 Months	444,418,436	15.86%	180,731	6.61	0.00	652.24	78.34	40.03	87.49	91.78	47.85
TOTAL POOL	2,802,905,617	100.00%	206,126	6.72	0.00	640.89	80.02	40.87	85.39	93.40	38.79

SECTION 32 LOANS

	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Cashout Refi
Section 32 Loans		0%									
Total											

COLLATERAL DESCRIPTION BY LOAN GROUP

Loan Group	Loan Type	Index	WA Loan Balance	% of Pool	Gross WAC	Net WAC	% Covered by Mortgage Ins.	WAM (mos)	Seasoning	Gross Margin	Net Margin	Rate Caps	Net Rate	Mos to Roll
Group I	2/28 LIBOR	6 Mo Libor	186,715	33.76%	7.10	0.00	0.00	357	3	5.12	0.00	1.00	13.11	21
Group I	2/28 LIBOR I/O	6 Mo Libor	275,517	18.70%	6.33	0.00	0.00	358	2	4.96	0.00	1.00	12.34	22
Group I	3/27 LIBOR	6 Mo Libor	198,542	1.55%	6.45	0.00	0.00	358	2	5.04	0.00	1.00	12.45	34
Group I	3/27 LIBOR I/O	6 Mo Libor	264,262	0.83%	6.05	0.00	0.00	358	2	5.02	0.00	1.00	12.05	34
Group I	5/25 LIBOR	6 Mo Libor	190,032	0.42%	6.84	0.00	0.00	358	2	5.05	0.00	1.00	12.84	58
Group I	5/25 LIBOR I/O	6 Mo Libor	227,638	0.71%	6.41	0.00	0.00	358	2	5.03	0.00	1.00	12.41	58
Group I	6 Month LIBOR	6 Mo Libor	275,340	0.08%	7.54	0.00	0.00	358	2	5.26	0.00	1.00	13.54	4
Group I	Fixed	Fixed Rate	160,355	11.06%	6.99	0.00	0.00	337	4	0.00	0.00	0.00	0.00	0
Group II	2/28 LIBOR	6 Mo Libor		12.28%	6.78	0.00	0.00	357	3	5.10	0.00	1.00	12.80	21
Group II	2/28 LIBOR I/O	6 Mo Libor		15.32%	6.28	0.00	0.00	358	2	4.97	0.00	1.00	12.28	22
Group II	3/27 LIBOR	6 Mo Libor		0.80%	6.08	0.00	0.00	358	2	5.09	0.00	1.00	12.14	34
Group II	3/27 LIBOR I/O	6 Mo Libor		0.58%	6.11	0.00	0.00	358	2	4.99	0.00	1.00	12.11	34
Group II	5/25 LIBOR	6 Mo Libor		0.16%	6.39	0.00	0.00	358	2	4.99	0.00	1.00	12.39	58
Group II	5/25 LIBOR I/O	6 Mo Libor		0.29%	5.99	0.00	0.00	358	2	4.99	0.00	1.00	11.99	58
Group II	6 Month LIBOR	6 Mo Libor		0.13%	7.51	0.00	0.00	358	2	5.14	0.00	1.00	13.51	4
Group II	Fixed	Fixed Rate		3.31%	6.57	0.00	0.00	341	4	0.00	0.00	0.00	0.00	0
TOTAL POOL			206,126	100.00%	6.72	0.00	0.00	355	3	5.05	0.00	1.00	12.70	23

COLLATERAL TYPE - FIXED/FLOATING

Collateral Type	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Cashout Refi	Index	Margin
2/28 LIBOR	1,290,573,940	46.04%	186,715	7.02	0.00	621.37	81.15	40.71	85.62	94.77	40.37	6 Mo Libor	5.12
2/28 LIBOR I/O	953,564,966	34.02%	275,517	6.31	0.00	656.61	80.18	42.38	84.89	95.01	27.07	6 Mo Libor	4.96
3/27 LIBOR	65,916,052	2.35%	198,542	6.32	0.00	652.74	80.31	40.61	89.99	97.10	40.04	6 Mo Libor	5.06
3/27 LIBOR I/O	39,639,244	1.41%	264,262	6.07	0.00	657.69	79.72	42.01	91.87	96.32	39.68	6 Mo Libor	5.01
5/25 LIBOR	16,342,727	0.58%	190,032	6.72	0.00	649.63	78.39	38.38	89.43	87.76	54.24	6 Mo Libor	5.03
5/25 LIBOR I/O	27,999,527	1.00%	227,638	6.29	0.00	672.60	80.22	40.47	72.60	93.54	41.69	6 Mo Libor	5.02
6 Month LIBOR	6,057,490	0.22%	275,340	7.52	0.00	584.79	84.06	45.16	89.16	100.00	57.49	6 Mo Libor	5.19
Fixed	402,811,672	14.37%	160,355	6.89	0.00	660.85	75.98	37.85	85.11	84.39	60.05	Fixed Rate	0.00
TOTAL POOL	2,802,905,617	100.00%	206,126	6.72	0.00	640.89	80.02	40.87	85.39	93.40	38.79	INDEX	5.05

Appendix A

GA, KY % & TOP 5 STATES

State	%[2]
GA	2.47%
KY	0.18%
CA	48.71%
TX	5.84%
FL	5.49%
CO	5.06%
WA	4.27%

TOP 5 MSA

MSA	%[2]

TOP 5 ORIGINATORS

Originator	%[2]

SERVICES

Servicer	%[2]

STRESS ANALYSIS

Rating Agency Base Case Loss Expectations

Standard & Poors: Analyst Name

	Foreclosure Frequency	Loss Severity	Cum Losses
AA			
A			
A-			
BBB+			
BBB			
BBB-			
B			

Moody's: Analyst Name

	Foreclosure Frequency	Loss Severity	Cum Losses

Assuming forward LIBOR and Loss Severity depending on MI (see table on the side for Loss Severity assumption); 100% advance of P&I; 12 month lag for liquidation losses,
Solve for first dollar of principal loss, i.e. breakeven CDR and corresponding cumulative losses.

Mortgage Insurance (MI) Coverage	Loss Severity %
None	50%
>70% Loans w/ >80 LTV down to 80%	45%
50 - 70% Loans w/ >80 LTV down to 8	40%
50 - 70% Loans w/ >80 LTV down to 6	35%
>70% LTV >80% down to 60%	30%

	Breakeven CDR			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
A-						
BBB+						
BBB						
BBB-						

Default Ramp - 0 to 4.5 CDR over 36 months; and other assumptions remaining same as breakeven CDR, solve for a multiple of default ramp at first dollar principal loss for the following prepayment speeds:

	Multiple of Default Ramp			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
A-						
BBB+						
BBB						
BBB-						

etrade5.xls

Group I Mortgage Loans as of the Cut-off Date

			Min	Max
Scheduled Principal Balance	$	1,881,120,344	$ 19,893	$ 596,000
Number of Mortgage Loans		11,578		
Average Scheduled Principal Balance	$	162,474		
Weighted Average Gross Coupon		6.83%	4.15%	12.85%
Weighted Average FICO Score		638	461	814
Weighted Average Original LTV		80.16	14.09	100.00
Weighted Total Original LTV (includes Silent 2nd)		89.24	14.09	100.00
Weighted Average Original Term		357 months	120 months	360 months
Weighted Average Stated Remaining Term		354 months	117 months	360 months
Weighted Average Seasoning		3 months	0 months	23 months

ARM Characteristics

		Min	Max
Weighted Average Gross Margin	5.06%	3.99%	7.99%
Weighted Average Minimum Interest Rate	6.80%	4.15%	12.45%
Weighted Average Maximum Interest Rate	12.81%	10.15%	18.45%
Weighted Average Initial Rate Cap	1.14%	1.00%	3.00%
Weighted Average Subsequent Rate Cap	1.00%	1.00%	1.00%
Weighted Average Months to Roll	23	1	59
Maturity Date		6/1/14	9/1/34
Maximum Zip Code Concentration	0.61%	94603	

Adjustable Rate	83.52%
Fixed Rate	16.48%
2/28 LIBOR	50.31%
2/28 LIBOR I/O	27.86%
3/27 LIBOR	2.30%
3/27 LIBOR I/O	1.24%
5/25 LIBOR	0.63%
5/25 LIBOR I/O	1.05%
6 Month LIBOR	0.12%
Fixed Rate	16.48%
No Silent Second	53.01%
Silent Second	46.99%
Interest Only	30.15%
Not Interest Only	69.85%
First Lien	100.00%
Full Documentation	64.54%
Limited Documentation	0.21%
Stated Income Documentation	35.26%
2-4 Units	9.29%
Condominium	7.80%
PUD	11.63%
Single Family	71.01%
Townhouse	0.26%
Cash Out Refinance	39.95%
Purchase	54.17%
Rate/Term Refinance	5.88%
Non-owner	8.12%
Owner Occupied	91.23%
Second Home	0.65%

Top 5 States

California	39.44%
Florida	6.58%
Texas	6.55%
Colorado	6.28%
Washington	5.26%

✖ RBS Greenwich Capital

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
0.01 - 50,000.00	635	26,247,931.93	1.40%	8.525	341	77.29	614
50,000.01 - 100,000.00	2,322	175,632,753.94	9.34%	7.698	351	79.40	618
100,000.01 - 150,000.00	2,844	354,132,699.79	18.83%	7.033	353	80.13	629
150,000.01 - 200,000.00	2,199	384,933,944.17	20.46%	6.811	354	79.93	635
200,000.01 - 250,000.00	1,654	370,706,995.04	19.71%	6.605	355	79.99	642
250,000.01 - 300,000.00	1,196	328,372,824.52	17.46%	6.501	356	80.95	647
300,000.01 - 350,000.00	612	194,173,253.09	10.32%	6.480	355	80.21	653
350,000.01 - 400,000.00	72	26,999,533.61	1.44%	6.783	354	81.91	664
400,000.01 - 450,000.00	27	11,323,620.99	0.60%	6.918	358	83.02	674
450,000.01 - 500,000.00	11	5,213,147.25	0.28%	7.086	358	82.88	658
500,000.01 - 550,000.00	1	518,511.78	0.03%	6.250	356	88.89	619
550,000.01 - 600,000.00	5	2,865,128.30	0.15%	7.276	358	82.90	628
Total	11,578	1,881,120,344.41	100.00%	6.832	354	80.16	638

Current Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
4.000 - 4.499	1	252,000.00	0.01%	4.150	356	80.00	678
4.500 - 4.999	131	27,933,557.73	1.48%	4.802	350	76.70	691
5.000 - 5.499	436	88,239,912.62	4.69%	5.277	350	77.80	681
5.500 - 5.999	1,406	283,382,155.07	15.06%	5.766	351	77.59	672
6.000 - 6.499	1,903	360,208,428.77	19.15%	6.239	355	79.19	660
6.500 - 6.999	2,525	442,659,276.87	23.53%	6.731	355	80.62	645
7.000 - 7.499	1,547	237,028,707.11	12.60%	7.218	355	81.87	625
7.500 - 7.999	1,475	206,121,830.77	10.96%	7.721	356	82.75	610
8.000 - 8.499	698	85,415,298.78	4.54%	8.220	356	83.55	583
8.500 - 8.999	640	72,448,871.03	3.85%	8.713	354	82.13	566
9.000 - 9.499	346	37,724,881.72	2.01%	9.203	356	82.26	557
9.500 - 9.999	200	17,156,167.96	0.91%	9.713	354	78.58	545
10.000 -10.499	111	9,778,617.65	0.52%	10.208	354	72.76	534
10.500 -10.999	90	7,795,199.30	0.41%	10.725	351	67.49	526
11.000 -11.499	33	2,223,483.04	0.12%	11.213	336	67.02	531
11.500 -11.999	21	1,856,379.96	0.10%	11.734	356	63.27	521
12.000 -12.499	14	849,176.03	0.05%	12.277	349	67.85	519
12.500 -12.999	1	46,400.00	0.00%	12.850	359	80.00	532
Total	11,578	1,881,120,344.41	100.00%	6.832	354	80.16	638

RBS Greenwich Capital

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
400-499	19	2,593,427.80	0.14%	9.684	349	82.04	485
500-524	547	71,561,334.12	3.80%	8.815	356	75.14	513
525-549	758	103,420,254.72	5.50%	8.244	356	78.51	538
550-574	823	122,575,734.96	6.52%	7.602	355	79.43	562
575-599	1,413	210,325,824.87	11.18%	7.083	355	81.15	587
600-624	1,545	241,655,153.02	12.85%	6.864	355	81.75	612
625-649	1,779	298,920,205.06	15.89%	6.630	355	81.14	638
650-674	1,846	318,915,609.57	16.95%	6.511	353	80.42	661
675-699	1,183	209,587,765.57	11.14%	6.338	352	80.00	686
700+	1,664	301,273,890.51	16.02%	6.224	352	79.12	733
None	1	291,144.21	0.02%	6.125	356	80.00	0
Total	**11,578**	**1,881,120,344.41**	**100.00%**	**6.832**	**354**	**80.16**	**638**

Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
0.01- 49.99	244	31,912,636.15	1.70%	6.712	330	40.55	638
50.00- 54.99	121	17,763,549.28	0.94%	6.872	322	52.49	614
55.00- 59.99	150	23,413,890.90	1.24%	6.938	348	57.28	617
60.00- 64.99	221	34,975,651.49	1.86%	7.098	349	62.48	616
65.00- 69.99	331	52,262,995.92	2.78%	7.349	349	66.68	610
70.00- 74.99	499	70,035,786.58	3.72%	6.938	345	71.91	622
75.00- 79.99	872	135,083,047.85	7.18%	6.824	350	77.02	632
80.00	6,178	1,037,726,110.84	55.17%	6.579	357	80.00	652
80.01- 84.99	212	39,447,206.79	2.10%	6.978	355	83.45	607
85.00- 89.99	861	140,142,354.14	7.45%	7.260	354	85.99	601
90.00- 94.99	1,108	176,785,529.60	9.40%	7.189	355	90.27	624
95.00- 99.99	440	72,905,155.60	3.88%	7.280	356	95.05	630
100.00	341	48,666,429.27	2.59%	8.050	358	100.00	650
Total	**11,578**	**1,881,120,344.41**	**100.00%**	**6.832**	**354**	**80.16**	**638**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
120	1	60,554.35	0.00%	8.700	117	85.00	557
180	280	31,486,354.91	1.67%	6.521	176	68.80	666
240	25	3,755,602.54	0.20%	7.005	237	71.99	618
360	11,272	1,845,817,832.61	98.12%	6.837	357	80.37	638
Total	**11,578**	**1,881,120,344.41**	**100.00%**	**6.832**	**354**	**80.16**	**638**

�֎ RBS Greenwich Capital

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
61-120	1	60,554.35	0.00%	8.700	117	85.00	557
121-180	280	31,486,354.91	1.67%	6.521	176	68.80	666
181-240	25	3,755,602.54	0.20%	7.005	237	71.99	618
301-360	11,272	1,845,817,832.61	98.12%	6.837	357	80.37	638
Total	**11,578**	**1,881,120,344.41**	**100.00%**	**6.832**	**354**	**80.16**	**638**

Silent Second	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
No Silent Second	6,473	997,139,178.32	53.01%	7.146	351	80.36	620
Silent Second	5,105	883,981,166.09	46.99%	6.478	357	79.94	658
Total	**11,578**	**1,881,120,344.41**	**100.00%**	**6.832**	**354**	**80.16**	**638**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
ARM	9,264	1,571,133,263.70	83.52%	6.802	357	80.95	634
Fixed Rate	2,314	309,987,080.71	16.48%	6.985	337	76.19	658
Total	**11,578**	**1,881,120,344.41**	**100.00%**	**6.832**	**354**	**80.16**	**638**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
Interest Only	2,714	567,230,267.32	30.15%	6.326	358	80.26	657
Not Interest Only	8,864	1,313,890,077.09	69.85%	7.051	352	80.12	630
Total	**11,578**	**1,881,120,344.41**	**100.00%**	**6.832**	**354**	**80.16**	**638**

✖ RBS Greenwich Capital

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
2/28 LIBOR	6,172	946,352,204.82	50.31%	7.102	357	81.42	620
2/28 LIBOR I/O	2,494	524,023,947.46	27.86%	6.335	358	80.34	656
3/27 LIBOR	287	43,358,155.83	2.30%	6.447	358	80.38	653
3/27 LIBOR I/O	117	23,373,015.01	1.24%	6.047	358	78.96	662
5/25 LIBOR	76	11,844,244.34	0.63%	6.840	358	78.26	648
5/25 LIBOR I/O	103	19,833,304.85	1.05%	6.413	358	79.67	668
6 Month LIBOR	15	2,348,391.39	0.12%	7.540	358	82.46	589
Fixed Rate	2,314	309,987,080.71	16.48%	6.985	337	76.19	658
Total	**11,578**	**1,881,120,344.41**	**100.00%**	**6.832**	**354**	**80.16**	**638**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
0	505,369,870.51	26.87%	7.150	352	80.61	637	505,369,870.51
12	56,868,146.50	3.02%	6.758	350	79.19	655	56,868,146.50
24	988,558,780.81	52.55%	6.712	357	80.61	634	988,558,780.81
36	330,323,546.59	17.56%	6.719	348	78.30	650	330,323,546.59
Total	**1,881,120,344.41**	**100.00%**	**6.832**	**354**	**80.16**	**638**	**1,881,120,344.41**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
First Lien	11,578	1,881,120,344.41	100.00%	6.832	354	80.16	638
Total	**11,578**	**1,881,120,344.41**	**100.00%**	**6.832**	**354**	**80.16**	**638**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
Full Documentation	7,913	1,214,008,152.65	64.54%	6.926	355	81.41	622
Limited Documentation	29	3,889,873.55	0.21%	7.503	351	76.67	599
Stated Income Documentation	3,636	663,222,318.21	35.26%	6.658	352	77.90	668
Total	**11,578**	**1,881,120,344.41**	**100.00%**	**6.832**	**354**	**80.16**	**638**

�֍ RBS Greenwich Capital

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
Cash Out Refinance	4,730	751,525,418.78	39.95%	6.942	351	78.15	619
Purchase	6,111	1,018,952,033.84	54.17%	6.696	357	81.90	655
Rate/Term Refinance	737	110,642,891.79	5.88%	7.349	346	77.83	617
Total	11,578	1,881,120,344.41	100.00%	6.832	354	80.16	638

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
Non-owner	1,366	152,656,916.61	8.12%	7.059	351	76.81	664
Owner Occupied	10,136	1,716,152,479.38	91.23%	6.813	354	80.48	636
Second Home	76	12,310,948.42	0.65%	6.722	344	77.34	649
Total	11,578	1,881,120,344.41	100.00%	6.832	354	80.16	638

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
2-4 Units	812	174,806,446.19	9.29%	6.958	353	79.79	658
Condominium	876	146,697,699.52	7.80%	6.524	356	80.71	654
PUD	1,238	218,803,812.13	11.63%	6.732	356	81.13	633
Single Family	8,615	1,335,859,153.20	71.01%	6.866	354	79.98	635
Townhouse	37	4,953,233.37	0.26%	7.050	357	82.78	635
Total	11,578	1,881,120,344.41	100.00%	6.832	354	80.16	638

�खRBS Greenwich Capital 49

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
Alabama	131	10,915,544.30	0.58%	7.992	355	83.22	610
Alaska	45	8,645,629.11	0.46%	7.240	358	84.44	638
Arizona	110	15,954,433.39	0.85%	6.707	356	80.81	623
Arkansas	78	7,772,074.02	0.41%	8.085	356	89.25	616
California	3,373	741,984,978.19	39.44%	6.399	354	78.23	654
Colorado	693	118,139,154.08	6.28%	6.583	356	80.73	636
Connecticut	110	18,761,799.80	1.00%	6.958	350	81.48	649
Delaware	5	773,628.41	0.04%	7.239	358	76.60	588
District of Columbia	3	484,750.00	0.03%	8.017	359	78.50	553
Florida	909	123,860,799.62	6.58%	7.061	355	82.00	633
Georgia	443	60,995,541.15	3.24%	7.120	352	81.59	639
Hawaii	12	3,608,951.55	0.19%	6.553	356	83.70	630
Idaho	9	1,072,769.79	0.06%	6.797	357	83.06	648
Illinois	467	74,866,026.66	3.98%	7.339	356	82.91	627
Indiana	100	7,060,669.95	0.38%	7.632	352	79.97	599
Iowa	35	2,894,460.63	0.15%	8.213	351	85.17	599
Kansas	5	366,963.44	0.02%	7.582	357	80.46	565
Kentucky	52	4,589,375.75	0.24%	7.562	358	82.60	602
Louisiana	136	13,157,606.91	0.70%	7.827	353	85.19	605
Maine	5	665,680.57	0.04%	6.965	359	85.15	593
Maryland	125	21,906,674.62	1.16%	7.207	358	81.55	630
Massachusetts	115	23,020,402.67	1.22%	6.730	356	76.50	638
Michigan	241	25,816,559.26	1.37%	7.525	355	82.48	605
Minnesota	78	12,233,453.77	0.65%	7.293	354	83.02	619
Missouri	147	11,976,278.82	0.64%	7.783	344	83.65	619
Montana	16	1,965,951.01	0.10%	7.453	347	82.43	599
Nebraska	69	6,377,487.37	0.34%	7.525	357	83.09	625
Nevada	103	19,306,498.39	1.03%	6.528	358	80.68	638
New Hampshire	13	1,981,383.86	0.11%	6.763	358	74.92	624
New Jersey	255	51,146,879.63	2.72%	7.370	354	78.13	608
New Mexico	93	11,534,652.94	0.61%	7.721	350	83.17	602
New York	220	53,292,875.61	2.83%	7.132	347	78.82	648
North Carolina	243	26,519,968.13	1.41%	7.580	355	82.71	612
North Dakota	4	187,953.94	0.01%	7.566	358	81.93	607
Ohio	235	24,002,683.56	1.28%	7.420	354	86.18	610
Oklahoma	79	7,069,295.79	0.38%	7.575	355	82.17	611
Oregon	262	41,642,856.75	2.21%	6.693	356	81.29	639
Pennsylvania	128	12,420,440.37	0.66%	7.795	350	83.12	608
Rhode Island	28	5,299,754.51	0.28%	7.091	358	83.54	628
South Carolina	71	7,929,886.09	0.42%	7.779	343	82.14	600
South Dakota	11	1,153,088.54	0.06%	7.503	357	80.61	614
Tennessee	233	20,468,638.91	1.09%	7.317	347	81.61	620
Texas	1,152	123,272,136.92	6.55%	7.407	352	80.92	620
Utah	158	21,344,119.52	1.13%	6.616	355	81.57	645

Continued on the next page.

✿ RBS Greenwich Capital

State (cont.)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
Vermont	2	249,316.92	0.01%	6.709	351	74.16	571
Virginia	122	22,652,533.12	1.20%	7.020	353	79.68	625
Washington	557	98,945,036.60	5.26%	6.600	357	81.11	640
West Virginia	9	901,707.20	0.05%	9.195	351	85.36	560
Wisconsin	75	8,498,969.98	0.45%	7.519	357	81.61	625
Wyoming	13	1,432,022.29	0.08%	7.152	357	82.71	625
Total	**11,578**	**1,881,120,344.41**	**100.00%**	**6.832**	**354**	**80.16**	**638**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
3.500 - 3.999	1	89,920.20	0.01%	6.600	358	32.73	596
4.000 - 4.499	797	141,398,399.35	9.00%	6.295	358	82.65	677
4.500 - 4.999	7,363	1,257,819,311.94	80.06%	6.703	358	81.34	638
5.000 - 5.499	5	591,561.04	0.04%	6.814	357	80.80	665
5.500 - 5.999	635	95,865,313.50	6.10%	7.895	357	79.42	555
6.000 - 6.499	16	1,687,398.59	0.11%	9.029	349	81.12	548
6.500 - 6.999	445	73,195,359.08	4.66%	8.016	357	72.97	587
7.000 - 7.499	1	156,000.00	0.01%	4.950	358	80.00	713
7.500 - 7.999	1	330,000.00	0.02%	6.350	359	77.65	717
Total	**9,264**	**1,571,133,263.70**	**100.00%**	**6.802**	**357**	**80.95**	**634**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
4.000 - 4.499	1	252,000.00	0.02%	4.150	356	80.00	678
4.500 - 4.999	124	26,905,376.67	1.71%	4.799	357	77.50	690
5.000 - 5.499	401	82,656,432.47	5.26%	5.276	357	78.94	680
5.500 - 5.999	1,165	238,163,015.99	15.16%	5.762	357	79.18	669
6.000 - 6.499	1,619	310,800,628.05	19.78%	6.240	357	80.22	658
6.500 - 6.999	2,004	361,161,180.25	22.99%	6.731	358	81.30	640
7.000 - 7.499	1,195	193,195,827.19	12.30%	7.219	358	82.57	618
7.500 - 7.999	1,125	166,463,228.89	10.60%	7.728	358	83.46	602
8.000 - 8.499	548	71,698,935.70	4.56%	8.220	358	84.10	577
8.500 - 8.999	471	56,699,345.85	3.61%	8.707	357	81.99	555
9.000 - 9.499	266	31,025,135.87	1.97%	9.206	357	82.16	550
9.500 - 9.999	148	14,034,727.82	0.89%	9.709	357	77.88	539
10.000 -10.499	88	8,138,394.29	0.52%	10.205	357	72.10	527
10.500 -10.999	69	6,588,699.54	0.42%	10.718	357	65.52	527
11.000 -11.499	19	1,449,397.63	0.09%	11.226	357	62.63	525
11.500 -11.999	15	1,486,827.76	0.09%	11.763	358	62.82	515
12.000 -12.499	6	414,109.73	0.03%	12.247	359	65.44	512
Total	**9,264**	**1,571,133,263.70**	**100.00%**	**6.802**	**357**	**80.95**	**634**

✳ RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
10.000 -10.499	1	252,000.00	0.02%	4.150	356	80.00	678
10.500 -10.999	124	26,905,376.67	1.71%	4.799	357	77.50	690
11.000 -11.499	400	82,401,726.33	5.24%	5.277	357	78.94	680
11.500 -11.999	1,159	236,908,551.28	15.08%	5.762	357	79.17	668
12.000 -12.499	1,610	309,179,069.98	19.68%	6.239	357	80.23	658
12.500 -12.999	1,998	360,663,087.26	22.96%	6.727	358	81.30	641
13.000 -13.499	1,200	194,338,726.75	12.37%	7.208	358	82.51	619
13.500 -13.999	1,132	167,355,049.88	10.65%	7.717	358	83.41	602
14.000 -14.499	551	72,197,568.67	4.60%	8.211	358	84.12	577
14.500 -14.999	474	57,374,514.47	3.65%	8.692	357	82.06	555
15.000 -15.499	267	31,166,366.53	1.98%	9.198	357	82.23	550
15.500 -15.999	149	14,036,349.24	0.89%	9.692	357	77.96	541
16.000 -16.499	89	8,231,895.31	0.52%	10.193	357	72.19	527
16.500 -16.999	69	6,721,283.09	0.43%	10.695	357	65.80	526
17.000 -17.499	19	1,449,397.63	0.09%	11.226	357	62.63	525
17.500 -17.999	16	1,538,190.88	0.10%	11.737	358	63.40	515
18.000 -18.499	6	414,109.73	0.03%	12.247	359	65.44	512
Total	9,264	1,571,133,263.70	100.00%	6.802	357	80.95	634

Initial Periodic Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
1.000	8,631	1,464,872,300.64	93.24%	6.830	357	81.02	633
2.000	1	166,908.30	0.01%	8.975	358	64.23	507
3.000	632	106,094,054.76	6.75%	6.413	357	79.94	657
Total	9,264	1,571,133,263.70	100.00%	6.802	357	80.95	634

Subsequent Periodic Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
1.000	9,264	1,571,133,263.70	100.00%	6.802	357	80.95	634
Total	9,264	1,571,133,263.70	100.00%	6.802	357	80.95	634

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
10/01/04	1	202,327.52	0.01%	6.850	337	80.00	762
11/01/04	1	134,664.10	0.01%	10.250	338	85.00	512
12/01/04	6	899,443.35	0.06%	7.307	357	84.84	587
01/01/05	4	710,612.65	0.05%	7.845	354	81.23	595
02/01/05	7	1,152,671.11	0.07%	7.825	355	83.31	591
03/01/05	1	245,514.42	0.02%	7.600	342	80.00	655
04/01/05	1	44,274.04	0.00%	7.800	343	80.00	656
05/01/05	1	201,216.79	0.01%	6.700	344	80.00	672
06/01/05	3	317,889.96	0.02%	7.376	345	87.74	647
07/01/05	30	5,152,926.88	0.33%	7.119	346	79.46	633
08/01/05	87	14,902,190.07	0.95%	7.203	347	80.18	622
09/01/05	114	17,980,954.51	1.14%	6.977	348	80.18	637
10/01/05	64	10,455,732.08	0.67%	7.221	347	79.10	629
11/01/05	10	1,894,356.61	0.12%	7.443	350	82.41	609
12/01/05	7	1,334,761.35	0.08%	8.041	351	80.99	554
01/01/06	8	1,024,339.65	0.07%	7.754	352	75.37	620
02/01/06	41	6,497,964.92	0.41%	6.917	353	77.41	619
03/01/06	28	4,959,058.89	0.32%	6.237	354	80.96	631
04/01/06	172	28,903,208.87	1.84%	6.594	355	80.52	620
05/01/06	490	87,616,693.89	5.58%	6.434	356	80.72	629
06/01/06	2,615	450,498,129.26	28.67%	6.548	357	81.44	631
07/01/06	1,472	264,628,938.55	16.84%	6.804	358	80.90	636
08/01/06	3,519	573,617,218.44	36.51%	7.102	359	80.99	634
09/01/06	7	852,706.54	0.05%	6.986	350	80.40	629
10/01/06	2	194,060.56	0.01%	7.892	349	50.16	562
02/01/07	1	102,925.39	0.01%	6.450	353	90.00	628
04/01/07	4	560,371.50	0.04%	7.756	355	71.21	576
05/01/07	25	4,618,148.85	0.29%	5.867	356	76.97	638
06/01/07	137	23,388,487.13	1.49%	5.864	357	80.15	665
07/01/07	82	13,985,339.63	0.89%	6.244	358	79.78	677
08/01/07	145	22,378,587.00	1.42%	6.839	359	80.46	641
02/01/09	1	123,336.71	0.01%	6.650	353	80.00	651
04/01/09	2	293,652.95	0.02%	5.859	355	77.74	670
05/01/09	9	1,768,370.57	0.11%	6.276	356	77.27	644
06/01/09	84	14,870,970.96	0.95%	6.237	357	79.54	671
07/01/09	27	5,177,600.00	0.33%	6.644	358	78.87	647
08/01/09	56	9,443,618.00	0.60%	7.138	359	79.07	654
Total	9,264	1,571,133,263.70	100.00%	6.802	357	80.95	634

✖✖ RBS Greenwich Capital

Range Of Principal Balance as of Cut-Off Date	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
0.01- 50,000.00	635	$26,247,931.93	0.94%	614	77.29
50,000.01- 100,000.00	2,322	$175,632,753.94	6.27%	618	79.40
100,000.01- 150,000.00	2,844	$354,132,699.79	12.63%	629	80.13
150,000.01- 200,000.00	2,199	$384,933,944.17	13.73%	635	79.93
200,000.01- 250,000.00	1,654	$370,706,995.04	13.23%	642	79.99
250,000.01- 300,000.00	1,196	$328,372,824.52	11.72%	647	80.95
300,000.01- 350,000.00	848	$274,735,734.22	9.80%	652	80.42
350,000.01- 400,000.00	716	$268,600,759.93	9.58%	660	80.47
400,000.01- 450,000.00	407	$173,732,157.46	6.20%	650	81.03
450,000.01- 500,000.00	273	$130,287,682.19	4.65%	652	80.52
500,000.01- 550,000.00	148	$77,738,151.59	2.77%	640	80.70
550,000.01- 600,000.00	130	$74,887,424.11	2.67%	633	81.39
600,000.01- 650,000.00	74	$46,668,854.00	1.67%	637	77.45
650,000.01- 700,000.00	50	$33,914,434.58	1.21%	619	78.74
700,000.01- 750,000.00	41	$30,002,105.46	1.07%	638	73.79
750,000.01- 800,000.00	22	$17,084,957.88	0.61%	618	74.96
800,000.01- 850,000.00	16	$13,354,783.12	0.48%	611	75.08
850,000.01- 900,000.00	5	$4,397,946.59	0.16%	652	76.37
900,000.01- 950,000.00	5	$4,675,327.76	0.17%	660	69.69
950,000.01- 1,000,000.00	13	$12,798,149.05	0.46%	630	65.72
Total	**13,598**	**$2,802,905,617.33**	**100.00%**	**641**	**80.02**

Range Of Remaining Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
61- 120	1	$60,554.35	0.00%	557	85.00
121- 180	296	$39,067,186.87	1.39%	671	68.20
181- 240	26	$4,148,886.43	0.15%	628	69.99
301- 360	13,275	$2,759,628,989.68	98.46%	640	80.20
Total	**13,598**	**$2,802,905,617.33**	**100.00%**	**641**	**80.02**

Range Of Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
3.501- 4.000	1	$89,920.20	0.00%	596	32.73
4.001- 4.500	1,005	$241,930,220.03	8.63%	679	81.22
4.501- 5.000	8,786	$1,899,268,633.09	67.76%	641	81.08
5.001- 5.500	5	$538,108.49	0.02%	662	83.81
5.501- 6.000	743	$149,678,110.47	5.34%	558	79.46
6.001- 6.500	16	$1,687,398.59	0.06%	548	81.12
6.501- 7.000	529	$106,571,554.81	3.80%	599	74.44
7.501- 8.000	1	$330,000.00	0.01%	717	77.65
Total	**11,086**	**$2,400,093,945.68**	**100.00%**	**638**	**80.69**

Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
157,974	2.7	8.523	0.00	513	41.84	78.91	83.72	8.27	96.42	85.77	0.38	13.86	3.58			
174,630	4.47	8.058	0.00	538	41.34	81.56	74.37	16.99	97.55	85.84	0.31	13.85	4.94			
203,612	6.2	7.512	0.00	563	41.62	82.47	79.24	12.70	96.87	85.68	0.45	13.87	29.20			
182,268	9.21	7.030	0.00	587	41.05	83.15	72.76	16.69	97.91	89.80	0.76	9.44	31.61			
200,680	11.64	6.775	0.00	612	41.25	83.67	73.59	14.45	96.09	90.46	0.37	9.17	36.50			
209,471	14.17	6.559	0.00	638	41.69	82.62	72.29	13.59	93.93	68.85	0.14	31.01	42.11			
207,150	3.06	6.872	0.00	661	38.47	90.74	75.13	8.53	90.82	69.66	0.00	30.34	29.79			
218,914	1.66	6.654	0.00	686	39.55	90.03	69.16	9.77	86.33	70.82	0.00	29.18	27.67			
208,639	1	6.604	0.00	710	40.46	89.65	62.49	10.57	83.70	76.40	0.00	23.60	36.50			
185,096	0.42	6.918	0.00	736	38.09	93.16	68.55	0.00	92.79	77.27	0.00	22.73	16.26			
215,877	0.28	6.879	0.00	763	40.04	92.82	43.59	13.42	88.81	75.48	0.00	24.52	16.63			
180,847	0.08	6.675	0.00	784	33.35	91.26	89.29	7.08	82.45	63.62	0.00	36.38	21.01			
229055	0.02	6.017	0.00	810	46.14	90.00	56.81	32.48	100.00	43.19	0.00	56.81	0.00			
166,223	0.17	7.367	0.00	585	53.33	62.94	67.54	0.00	84.44	69.93	0.00	30.07	10.53			
203,267	0.31	7.580	0.00	585	52.93	66.92	76.50	2.76	81.42	85.34	0.00	14.66	26.33			
192,768	0.52	6.999	0.00	590	53.33	71.97	70.44	14.08	86.21	54.88	0.00	45.12	42.78			
218,464	0.84	7.160	0.00	592	53.26	76.74	79.54	5.99	92.63	75.54	3.22	21.24	30.51			
195,948	2.31	7.165	0.00	598	53.15	80.62	76.18	10.42	90.66	73.57	0.00	26.43	30.19			
257,181	1.22	7.354	0.00	578	53.28	85.57	73.87	15.42	98.94	94.29	2.06	3.65	25.87			
226,352	0.14	7.067	0.00	617	52.60	90.49	77.96	0.00	100.00	87.16	0.00	12.84	27.06			
148,673	0.03	7.527	0.00	604	53.01	95.00	86.06	0.00	100.00	100.00	0.00	0.00	0.00			
186,682	0.01	7.313	0.00	620	52.58	100.00	100.00	0.00	100.00	100.00	0.00	0.00	78.88			
120,574	0.16	8.551	0.00	511	22.05	70.25	90.38	7.09	97.47	94.49	0.00	5.51	0.00			
144,697	0.5	8.414	0.00	527	27.06	76.44	92.08	4.00	96.85	85.35	0.60	14.05	0.00			
151,496	1.4	8.220	0.00	541	32.27	76.57	80.59	15.24	96.46	81.50	0.11	18.39	12.83			
161,451	3.17	7.601	0.00	563	37.10	78.99	75.35	14.49	96.28	79.75	0.21	20.04	15.10			
190,528	7.21	7.336	0.00	579	42.23	81.14	72.24	16.08	97.16	83.90	0.82	15.28	26.69			
209,526	15.12	6.960	0.00	601	47.16	81.31	74.02	13.88	97.57	81.15	0.17	18.69	36.22			
218,167	10.45	6.903	0.00	603	50.92	79.81	72.50	13.38	95.74	78.09	0.42	21.48	35.87			
213,287	1.42	7.382	0.00	579	55.06	78.48	77.99	10.63	95.87	80.35	0.00	19.65	27.76			

170,655	0.49	8.879	0.00	513	41.74	73.40	90.42	4.61	95.90	0.00	2.09	97.91	2.34	34.27	5.88	4.54
167,107	0.78	8.405	0.00	538	41.03	73.33	70.23	16.40	96.82	0.00	2.64	97.36	0.00	33.16	4.13	9.67
195,469	1.12	7.794	0.00	562	41.46	73.42	80.22	7.88	92.39	0.00	2.48	97.52	32.76	45.30	5.15	9.07
227,498	1.19	7.360	0.00	587	40.36	75.81	74.56	8.90	90.65	0.00	5.85	94.15	27.98	55.28	2.58	4.82
224,087	1.49	6.932	0.00	613	40.52	74.45	76.49	8.89	92.59	0.00	3.19	96.81	29.83	56.95	2.31	2.52
220,952	4.96	6.684	0.00	642	42.71	78.21	75.23	8.24	94.43	0.00	0.41	99.59	41.96	62.41	4.48	4.14
230,468	9.83	6.498	0.00	661	41.20	78.76	75.22	10.42	93.48	0.00	0.18	99.82	45.78	62.46	2.62	4.94
238,958	7.17	6.289	0.00	686	41.05	78.55	70.56	10.69	93.38	0.00	0.39	99.61	42.91	63.61	4.31	4.83
239,813	4.76	6.280	0.00	711	41.23	78.60	71.37	9.64	91.67	0.00	0.14	99.86	50.02	67.10	5.06	3.51
241,671	2.81	6.146	0.00	736	41.15	78.79	75.00	8.30	93.65	0.00	0.00	100.00	45.61	67.14	4.93	3.26
267,278	1.9	6.110	0.00	760	40.68	78.14	69.59	8.35	90.84	0.00	0.00	100.00	52.25	74.23	1.98	2.73
283,805	0.7	6.090	0.00	784	40.14	76.59	63.50	12.10	94.21	0.00	2.21	97.79	50.95	78.41	4.20	3.28
251,776	0.07	5.828	0.00	805	41.53	78.49	100.00	0.00	100.00	0.00	0.00	100.00	44.42	83.92	0.00	0.00
338,544	0.1	8.000	0.00	517	46.71	75.52	100.00	0.00	100.00	88.18	0.00	11.82	100.00	77.29	0.00	0.00
320669	0.26	7.516	0.00	540	39.87	78.99	78.51	11.97	97.83	100.00	0.00	0.00	100.00	86.78	0.00	1.80
302942	2.0	7.133	0.00	563	41.74	80.64	72.90	19.05	98.33	81.21	0.00	18.79	100.00	67.61	0.28	5.25
253923	3.13	6.793	0.00	587	42.82	80.45	66.96	21.86	96.53	89.32	1.67	9.02	100.00	59.74	0.54	3.40
266870	4.44	6.491	0.00	612	42.40	80.83	72.39	16.47	96.30	90.00	0.00	10.00	100.00	62.87	0.04	3.82
266572	6.29	6.299	0.00	639	42.74	80.17	73.78	13.21	95.68	66.90	0.00	33.10	100.00	67.06	1.31	4.66
268593	7.4	6.249	0.00	661	41.81	80.09	72.61	12.60	94.26	39.15	0.00	60.85	100.00	72.90	0.48	3.63
281515	5.13	6.013	0.00	686	42.31	80.10	69.35	12.80	94.66	40.05	0.15	59.79	100.00	79.01	0.41	3.59
277473	3.71	6.022	0.00	711	42.10	80.16	69.11	9.96	92.80	35.90	0.00	64.10	100.00	78.76	1.02	3.17
285117	2.06	5.927	0.00	736	43.70	79.39	68.59	9.79	95.88	37.91	0.00	62.09	100.00	83.20	0.55	0.54
293365	1.35	5.901	0.00	761	41.39	79.21	69.17	8.02	91.77	26.57	0.00	73.43	100.00	81.93	0.00	2.73
286785	0.58	5.764	0.00	783	41.66	79.91	58.85	16.26	88.37	38.97	2.64	58.39	100.00	85.56	0.00	3.20
273082	0.04	5.624	0.00	804	37.96	73.65	81.91	18.09	100.00	18.09	0.00	81.91	100.00	86.45	0.00	0.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Mortgage Loans as of the Cut-off Date

		Min	Max
Scheduled Principal Balance	$ 2,802,905,617	$ 19,893	$ 1,000,000
Number of Mortgage Loans	13,598		
Average Scheduled Principal Balance	$ 206,126		
Weighted Average Gross Coupon	6.72%	4.15%	12.85%
Weighted Average FICO Score	641	461	814
Weighted Average Original LTV	80.02	14.09	100.00
Weighted Total Original LTV (includes Silent 2nd)	89.02	14.09	100.00
Weighted Average Original Term	357 months	120 months	360 months
Weighted Average Stated Remaining Term	355 months	117 months	360 months
Weighted Average Seasoning	3 months	0 months	23 months
ARM Characteristics			
Weighted Average Gross Margin	5.05%	3.99%	7.99%
Weighted Average Minimum Interest Rate	6.69%	4.15%	12.45%
Weighted Average Maximum Interest Rate	12.70%	10.15%	18.45%
Weighted Average Initial Rate Cap	1.14%	1.00%	3.00%
Weighted Average Subsequent Rate Cap	1.00%	1.00%	1.00%
Weighted Average Months to Roll	23	0	59
Maturity Date		6/1/14	9/1/34
Maximum Zip Code Concentration	0.41%	94603	
Adjustable Rate	85.63%		
Fixed Rate	14.37%		
2/28 LIBOR	46.04%		
2/28 LIBOR I/O	34.02%		
3/27 LIBOR	2.35%		
3/27 LIBOR I/O	1.41%		
5/25 LIBOR	0.58%		
5/25 LIBOR I/O	1.00%		
6 Month LIBOR	0.22%		
Fixed Rate	14.37%		
No Silent Second	52.51%		
Silent Second	47.49%		
Interest Only	36.43%		
Not Interest Only	63.57%		
First Lien	100.00%		
Full Documentation	62.70%		
Limited Documentation	0.28%		
Stated Income Documentation	37.02%		
2-4 Units	7.56%		
Condominium	6.88%		
PUD	12.33%		
Single Family	73.05%		
Townhouse	0.18%		
Cash Out Refinance	38.79%		
Purchase	54.39%		
Rate/Term Refinance	6.83%		
Non-owner	6.04%		
Owner Occupied	93.40%		
Second Home	0.56%		
Top 5 States			
California	48.71%		
Texas	5.84%		
Florida	5.49%		
Colorado	5.06%		
Washington	4.27%		

	Total Collateral	ARM	Fixed Rate
Scheduled Principal Balance	$2,802,905,617	$2,400,093,946	$402,811,672
Number of Mortgage Loans	13,598	11,086	2,512
Average Scheduled Principal Balance	$206,126	$216,498	$160,355
Weighted Average Gross Coupon	6.72%	6.69%	6.89%
Weighted Average FICO Score	641	638	661
Weighted Average Original LTV	80.02	80.69	75.98
Weighted Total Original LTV (includes Silent 2nd)	89.02	90.60	79.59
Weighted Average Original Term	357 months	360 months	341 months
Weighted Average Stated Remaining Term	355 months	358 months	338 months
Weighted Average Seasoning	3 months	2 months	4 months
ARM Characteristics			
Weighted Average Gross Margin	5.05%	5.05%	0.00%
Weighted Average Minimum Interest Rate	6.69%	6.69%	0.00%
Weighted Average Maximum Interest Rate	12.70%	12.70%	0.00%
Weighted Average Initial Rate Cap	1.14%	1.14%	0.00%
Weighted Average Subsequent Rate Cap	1.00%	1.00%	0.00%
Weighted Average Months to Roll	23	23	0
Adjustable Rate	85.63%	100.00%	0.00%
Fixed Rate	14.37%	0.00%	100.00%
2/28 LIBOR	46.04%	53.77%	0.00%
2/28 LIBOR I/O	34.02%	39.73%	0.00%
3/27 LIBOR	2.35%	2.75%	0.00%
3/27 LIBOR I/O	1.41%	1.65%	0.00%
5/25 LIBOR	0.58%	0.68%	0.00%
5/25 LIBOR I/O	1.00%	1.17%	0.00%
6 Month LIBOR	0.22%	0.25%	0.00%
Fixed Rate	14.37%	0.00%	100.00%
No Silent Second	52.51%	47.84%	80.33%
Silent Second	47.49%	52.16%	19.67%
Interest Only	36.43%	42.55%	0.00%
Not Interest Only	63.57%	57.45%	100.00%
First Lien	100.00%	100.00%	100.00%
Full Documentation	62.70%	62.52%	63.80%
Limited Documentation	0.28%	0.30%	0.20%
Stated Income Documentation	37.02%	37.19%	36.00%
2-4 Units	7.56%	6.93%	11.34%
Condominium	6.88%	7.45%	3.44%
PUD	12.33%	12.83%	9.38%
Single Family	73.05%	72.60%	75.73%
Townhouse	0.18%	0.19%	0.11%
Cash Out Refinance	38.79%	35.22%	60.05%
Purchase	54.39%	58.63%	29.10%
Rate/Term Refinance	6.83%	6.15%	10.85%
Non-owner	6.04%	4.65%	14.31%
Owner Occupied	93.40%	94.91%	84.39%
Second Home	0.56%	0.44%	1.30%
Top 5 States	CA 48.71%	CA 51.28%	CA 33.39%
	TX 5.84%	FL 5.54%	TX 11.95%
	FL 5.49%	CO 5.30%	NY 8.37%
	CO 5.06%	TX 4.82%	FL 5.18%
	WA 4.27%	WA 4.27%	WA 4.27%

❈ RBS Greenwich Capital

Current Principal Balance ($)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
0.01 - 50,000.00	635	26,247,931.93	0.94%	8.525	341	77.29	614
50,000.01 - 100,000.00	2,322	175,632,753.94	6.27%	7.698	351	79.40	618
100,000.01 - 150,000.00	2,844	354,132,699.79	12.63%	7.033	353	80.13	629
150,000.01 - 200,000.00	2,199	384,933,944.17	13.73%	6.811	354	79.93	635
200,000.01 - 250,000.00	1,654	370,706,995.04	13.23%	6.605	355	79.99	642
250,000.01 - 300,000.00	1,196	328,372,824.52	11.72%	6.501	356	80.95	647
300,000.01 - 350,000.00	848	274,735,734.22	9.80%	6.474	355	80.42	652
350,000.01 - 400,000.00	716	268,600,759.93	9.58%	6.419	356	80.47	660
400,000.01 - 450,000.00	407	173,732,157.46	6.20%	6.459	356	81.03	650
450,000.01 - 500,000.00	273	130,287,682.19	4.65%	6.481	356	80.52	652
500,000.01 - 550,000.00	148	77,738,151.59	2.77%	6.612	355	80.70	640
550,000.01 - 600,000.00	130	74,887,424.11	2.67%	6.714	358	81.39	633
600,000.01 - 650,000.00	74	46,668,854.00	1.67%	6.384	353	77.45	637
650,000.01 - 700,000.00	50	33,914,434.58	1.21%	6.817	358	78.74	619
700,000.01 - 750,000.00	41	30,002,105.46	1.07%	6.725	353	73.79	638
750,000.01 - 800,000.00	22	17,084,957.88	0.61%	6.930	357	74.96	618
800,000.01 - 850,000.00	16	13,354,783.12	0.48%	6.654	357	75.08	611
850,000.01 - 900,000.00	5	4,397,946.59	0.16%	6.460	358	76.37	652
900,000.01 - 950,000.00	5	4,675,327.76	0.17%	5.673	358	69.69	660
950,000.01 - 1,000,000.00	13	12,798,149.05	0.46%	6.532	357	65.72	630
Total	**13,598**	**2,802,905,617.33**	**100.00%**	**6.720**	**355**	**80.02**	**641**

RBS Greenwich Capital

Current Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
4.000 - 4.499	1	252,000.00	0.01%	4.150	356	80.00	678
4.500 - 4.999	178	47,479,202.97	1.69%	4.808	351	77.32	690
5.000 - 5.499	586	154,650,959.38	5.52%	5.272	352	78.29	685
5.500 - 5.999	1,837	477,282,738.08	17.03%	5.762	352	77.91	673
6.000 - 6.499	2,381	575,305,252.42	20.53%	6.238	355	79.25	661
6.500 - 6.999	2,974	647,284,646.29	23.09%	6.727	355	80.67	644
7.000 - 7.499	1,759	338,615,889.90	12.08%	7.215	356	81.34	624
7.500 - 7.999	1,627	277,352,653.08	9.90%	7.725	356	82.40	604
8.000 - 8.499	747	110,380,031.54	3.94%	8.207	356	83.01	580
8.500 - 8.999	674	89,613,682.97	3.20%	8.710	354	82.07	562
9.000 - 9.499	355	41,462,520.93	1.48%	9.193	357	82.16	555
9.500 - 9.999	205	19,083,530.54	0.68%	9.720	355	78.61	543
10.000 -10.499	114	11,029,032.89	0.39%	10.203	354	71.20	534
10.500 -10.999	90	7,795,199.30	0.28%	10.725	351	67.49	526
11.000 -11.499	34	2,566,321.05	0.09%	11.198	338	68.75	528
11.500 -11.999	21	1,856,379.96	0.07%	11.734	356	63.27	521
12.000 -12.499	14	849,176.03	0.03%	12.277	349	67.85	519
12.500 -12.999	1	46,400.00	0.00%	12.850	359	80.00	532
Total	**13,598**	**2,802,905,617.33**	**100.00%**	**6.720**	**355**	**80.02**	**641**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
400-499	21	3,451,999.90	0.12%	9.553	349	82.66	485
500-524	589	92,079,409.89	3.29%	8.665	355	75.29	513
525-549	832	141,165,597.62	5.04%	8.110	357	78.83	538
550-574	970	195,304,356.80	6.97%	7.497	356	79.72	562
575-599	1,576	285,324,224.31	10.18%	7.029	356	81.04	587
600-624	1,789	355,651,700.85	12.69%	6.773	356	81.70	612
625-649	2,080	436,514,137.28	15.57%	6.548	355	80.85	638
650-674	2,213	481,895,950.45	17.19%	6.441	354	80.03	661
675-699	1,465	334,861,506.13	11.95%	6.230	354	79.72	686
700+	2,061	475,870,262.23	16.98%	6.149	353	78.98	733
None	2	786,471.87	0.03%	7.810	350	69.49	0
Total	**13,598**	**2,802,905,617.33**	**100.00%**	**6.720**	**355**	**80.02**	**641**

✖ RBS Greenwich Capital

35

Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
0.01- 49.99	258	39,835,570.07	1.42%	6.667	328	40.99	646
50.00- 54.99	132	23,974,553.86	0.86%	6.742	326	52.61	623
55.00- 59.99	172	34,014,596.76	1.21%	6.777	346	57.59	623
60.00- 64.99	257	54,170,953.58	1.93%	6.803	350	62.42	626
65.00- 69.99	384	81,772,889.23	2.92%	7.077	350	67.14	612
70.00- 74.99	594	120,354,787.40	4.29%	6.820	349	72.05	623
75.00- 79.99	1,031	215,918,990.84	7.70%	6.752	353	77.08	632
80.00	7,351	1,547,581,100.19	55.21%	6.486	357	80.00	656
80.01- 84.99	266	66,831,658.18	2.38%	6.914	354	83.39	608
85.00- 89.99	1,027	218,461,786.84	7.79%	7.129	355	86.05	603
90.00- 94.99	1,289	254,798,688.34	9.09%	7.085	355	90.28	623
95.00- 99.99	488	92,930,198.07	3.32%	7.230	357	95.06	629
100.00	349	52,259,843.97	1.86%	7.973	358	100.00	652
Total	**13,598**	**2,802,905,617.33**	**100.00%**	**6.720**	**355**	**80.02**	**641**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
120	1	60,554.35	0.00%	8.700	117	85.00	557
180	296	39,067,186.87	1.39%	6.417	176	68.20	671
240	26	4,148,886.43	0.15%	6.909	237	69.99	628
360	13,275	2,759,628,989.68	98.46%	6.724	357	80.20	640
Total	**13,598**	**2,802,905,617.33**	**100.00%**	**6.720**	**355**	**80.02**	**641**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
61-120	1	60,554.35	0.00%	8.700	117	85.00	557
121-180	296	39,067,186.87	1.39%	6.417	176	68.20	671
181-240	26	4,148,886.43	0.15%	6.909	237	69.99	628
301-360	13,275	2,759,628,989.68	98.46%	6.724	357	80.20	640
Total	**13,598**	**2,802,905,617.33**	**100.00%**	**6.720**	**355**	**80.02**	**641**

RBS Greenwich Capital

Silent Second	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
No Silent Second	7,454	1,471,796,560.82	52.51%	7.018	352	80.16	621
Silent Second	6,144	1,331,109,056.51	47.49%	6.390	357	79.86	663
Total	13,598	2,802,905,617.33	100.00%	6.720	355	80.02	641

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
ARM	11,086	2,400,093,945.68	85.63%	6.691	358	80.69	638
Fixed Rate	2,512	402,811,671.65	14.37%	6.890	338	75.98	661
Total	13,598	2,802,905,617.33	100.00%	6.720	355	80.02	641

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
Interest Only	3,734	1,021,203,736.92	36.43%	6.299	358	80.16	657
Not Interest Only	9,864	1,781,701,880.41	63.57%	6.961	353	79.94	632
Total	13,598	2,802,905,617.33	100.00%	6.720	355	80.02	641

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
2/28 LIBOR	6,912	1,290,573,939.78	46.04%	7.016	357	81.15	621
2/28 LIBOR I/O	3,461	953,564,966.05	34.02%	6.308	358	80.18	657
3/27 LIBOR	332	65,916,052.17	2.35%	6.323	358	80.31	653
3/27 LIBOR I/O	150	39,639,244.31	1.41%	6.072	358	79.72	658
5/25 LIBOR	86	16,342,726.83	0.58%	6.717	358	78.39	650
5/25 LIBOR I/O	123	27,999,526.56	1.00%	6.289	358	80.22	673
6 Month LIBOR	22	6,057,489.98	0.22%	7.521	358	84.06	585
Fixed Rate	2,512	402,811,671.65	14.37%	6.890	338	75.98	661
Total	13,598	2,802,905,617.33	100.00%	6.720	355	80.02	641

✷ RBS Greenwich Capital

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
0	3,832	734,407,294.75	26.20%	7.001	353	80.16	640
12	398	108,357,593.23	3.87%	6.648	352	79.11	655
24	6,909	1,515,722,293.83	54.08%	6.619	357	80.50	637
36	2,459	444,418,435.52	15.86%	6.614	349	78.34	652
Total	**13,598**	**2,802,905,617.33**	**100.00%**	**6.720**	**355**	**80.02**	**641**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
First Lien	13,598	2,802,905,617.33	100.00%	6.720	355	80.02	641
Total	**13,598**	**2,802,905,617.33**	**100.00%**	**6.720**	**355**	**80.02**	**641**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
Full Documentation	9,066	1,757,451,435.01	62.70%	6.817	355	81.26	623
Limited Documentation	36	7,878,709.46	0.28%	7.196	354	77.32	620
Stated Income Documentation	4,496	1,037,575,472.86	37.02%	6.551	353	77.94	672
Total	**13,598**	**2,802,905,617.33**	**100.00%**	**6.720**	**355**	**80.02**	**641**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
Cash Out Refinance	5,447	1,087,132,711.42	38.79%	6.866	352	78.20	620
Purchase	7,257	1,524,463,913.36	54.39%	6.574	357	81.56	658
Rate/Term Refinance	894	191,308,992.55	6.83%	7.044	348	78.04	622
Total	**13,598**	**2,802,905,617.33**	**100.00%**	**6.720**	**355**	**80.02**	**641**

✸ RBS Greenwich Capital

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
Non-owner	1,405	169,312,243.12	6.04%	7.025	351	76.13	664
Owner Occupied	12,110	2,617,791,014.64	93.40%	6.700	355	80.28	639
Second Home	83	15,802,359.57	0.56%	6.749	347	78.49	650
Total	**13,598**	**2,802,905,617.33**	**100.00%**	**6.720**	**355**	**80.02**	**641**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
2-4 Units	881	211,889,633.69	7.56%	6.892	354	79.77	661
Condominium	983	192,714,054.54	6.88%	6.496	357	80.65	654
PUD	1,506	345,728,739.96	12.33%	6.632	356	80.68	635
Single Family	10,191	2,047,619,955.77	73.05%	6.737	354	79.87	639
Townhouse	37	4,953,233.37	0.18%	7.050	357	82.78	635
Total	**13,598**	**2,802,905,617.33**	**100.00%**	**6.720**	**355**	**80.02**	**641**

✖ RBS Greenwich Capital

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
Alabama	139	15,437,301.60	0.55%	7.578	356	82.08	618
Alaska	46	9,428,123.05	0.34%	7.153	358	84.07	642
Arizona	113	17,126,433.39	0.61%	6.640	356	81.20	626
Arkansas	79	8,181,574.02	0.29%	8.056	356	89.28	617
California	4,772	1,365,255,676.97	48.71%	6.374	355	78.78	654
Colorado	744	141,687,971.03	5.06%	6.580	356	80.82	636
Connecticut	124	25,825,464.78	0.92%	6.754	349	80.61	652
Delaware	5	773,628.41	0.03%	7.239	358	76.60	588
District of Columbia	4	992,250.00	0.04%	7.804	359	74.15	598
Florida	969	153,794,001.16	5.49%	6.988	356	81.69	632
Georgia	461	69,282,482.69	2.47%	7.032	353	80.96	636
Hawaii	15	5,423,347.82	0.19%	6.417	336	78.78	639
Idaho	10	1,500,769.79	0.05%	6.997	358	82.19	648
Illinois	496	88,960,479.40	3.17%	7.289	355	82.36	629
Indiana	100	7,060,669.95	0.25%	7.632	352	79.97	599
Iowa	36	3,541,164.74	0.13%	7.807	352	84.22	619
Kansas	5	366,963.44	0.01%	7.582	357	80.46	565
Kentucky	53	5,149,375.75	0.18%	7.351	358	81.14	608
Louisiana	138	14,042,186.07	0.50%	7.874	354	84.42	606
Maine	5	665,680.57	0.02%	6.965	359	85.15	593
Maryland	143	30,304,683.58	1.08%	7.225	358	82.02	626
Massachusetts	138	33,701,144.22	1.20%	6.724	356	77.81	632
Michigan	258	34,114,342.12	1.22%	7.298	356	82.63	609
Minnesota	80	13,247,534.28	0.47%	7.331	353	83.42	618
Missouri	148	12,329,249.82	0.44%	7.801	344	83.84	618
Montana	18	2,708,951.01	0.10%	7.329	351	83.19	626
Nebraska	70	6,916,581.87	0.25%	7.476	357	83.63	625
Nevada	118	26,175,049.16	0.93%	6.666	350	80.94	631
New Hampshire	16	3,235,021.04	0.12%	6.634	358	79.22	619
New Jersey	297	70,922,041.86	2.53%	7.310	352	78.01	606
New Mexico	98	13,388,107.91	0.48%	7.723	351	83.13	600
New York	290	86,511,009.33	3.09%	7.026	349	79.00	643
North Carolina	250	30,096,346.07	1.07%	7.554	355	82.64	614
North Dakota	4	187,953.94	0.01%	7.566	358	81.93	607
Ohio	238	25,316,466.38	0.90%	7.374	354	86.06	612
Oklahoma	80	7,437,395.79	0.27%	7.521	355	82.56	615
Oregon	279	50,169,216.17	1.79%	6.705	356	81.02	640
Pennsylvania	135	15,319,784.26	0.55%	7.809	351	82.83	600
Rhode Island	30	6,025,937.18	0.21%	7.128	358	84.92	627
South Carolina	73	8,763,886.09	0.31%	7.811	345	81.70	599
South Dakota	11	1,153,088.54	0.04%	7.503	357	80.61	614
Tennessee	236	21,537,002.80	0.77%	7.292	345	80.96	623
Texas	1,225	163,729,425.57	5.84%	7.213	353	80.42	627
Utah	179	30,507,121.52	1.09%	6.613	356	82.32	644

Continued on the next page.

❇ RBS Greenwich Capital

40

State (cont.)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
Vermont	2	249,316.92	0.01%	6.709	351	74.16	571
Virginia	160	40,903,896.25	1.46%	6.960	355	80.71	627
Washington	604	119,577,167.19	4.27%	6.607	357	81.26	638
West Virginia	10	1,289,091.20	0.05%	8.535	354	85.25	566
Wisconsin	80	10,760,259.98	0.38%	7.653	358	82.16	620
Wyoming	14	1,833,000.65	0.07%	7.042	355	82.33	640
Total	**13,598**	**2,802,905,617.33**	**100.00%**	**6.720**	**355**	**80.02**	**641**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
3.500 - 3.999	1	89,920.20	0.00%	6.600	358	32.73	596
4.000 - 4.499	1,005	241,930,220.03	10.08%	6.132	357	81.22	679
4.500 - 4.999	8,785	1,899,035,513.09	79.12%	6.617	358	81.08	641
5.000 - 5.499	5	591,561.04	0.02%	6.814	357	80.80	665
5.500 - 5.999	744	149,857,777.92	6.24%	7.765	357	79.48	558
6.000 - 6.499	16	1,687,398.59	0.07%	9.029	349	81.12	548
6.500 - 6.999	528	106,415,554.81	4.43%	7.734	357	74.43	598
7.000 - 7.499	1	156,000.00	0.01%	4.950	358	80.00	713
7.500 - 7.999	1	330,000.00	0.01%	6.350	359	77.65	717
Total	**11,086**	**2,400,093,945.68**	**100.00%**	**6.691**	**358**	**80.69**	**638**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
4.000 - 4.499	1	252,000.00	0.01%	4.150	356	80.00	678
4.500 - 4.999	170	46,014,044.86	1.92%	4.806	357	77.93	689
5.000 - 5.499	546	146,680,215.79	6.11%	5.271	357	79.19	684
5.500 - 5.999	1,560	415,312,850.22	17.30%	5.758	357	79.12	670
6.000 - 6.499	2,048	501,831,877.80	20.91%	6.238	358	80.12	658
6.500 - 6.999	2,394	539,082,220.14	22.46%	6.728	358	81.27	640
7.000 - 7.499	1,379	281,243,663.05	11.72%	7.216	358	82.01	617
7.500 - 7.999	1,263	231,528,837.89	9.65%	7.731	358	82.88	596
8.000 - 8.499	596	96,298,658.71	4.01%	8.207	358	83.29	574
8.500 - 8.999	500	71,454,029.54	2.98%	8.704	357	82.12	552
9.000 - 9.499	275	34,762,775.08	1.45%	9.194	358	82.06	548
9.500 - 9.999	153	15,962,090.40	0.67%	9.718	357	78.00	537
10.000 -10.499	91	9,388,809.53	0.39%	10.200	357	70.36	528
10.500 -10.999	69	6,588,699.54	0.27%	10.718	357	65.52	527
11.000 -11.499	20	1,792,235.64	0.07%	11.202	356	65.95	522
11.500 -11.999	15	1,486,827.76	0.06%	11.763	358	62.82	515
12.000 -12.499	6	414,109.73	0.02%	12.247	359	65.44	512
Total	11,086	2,400,093,945.68	100.00%	6.691	358	80.69	638

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
10.000 -10.499	1	252,000.00	0.01%	4.150	356	80.00	678
10.500 -10.999	169	45,676,869.61	1.90%	4.806	357	77.91	689
11.000 -11.499	544	145,985,509.65	6.08%	5.272	357	79.19	684
11.500 -11.999	1,551	412,525,677.37	17.19%	5.757	357	79.11	670
12.000 -12.499	2,036	498,716,394.03	20.78%	6.236	358	80.11	658
12.500 -12.999	2,389	538,942,157.73	22.46%	6.722	358	81.27	641
13.000 -13.499	1,388	284,320,488.31	11.85%	7.203	358	82.00	617
13.500 -13.999	1,273	233,932,511.69	9.75%	7.716	358	82.83	596
14.000 -14.499	599	96,797,291.68	4.03%	8.200	358	83.31	575
14.500 -14.999	503	72,129,198.16	3.01%	8.693	357	82.18	553
15.000 -15.499	275	34,520,005.74	1.44%	9.189	358	82.14	549
15.500 -15.999	154	15,963,711.82	0.67%	9.704	357	78.07	539
16.000 -16.499	93	9,866,310.55	0.41%	10.143	357	70.82	528
16.500 -16.999	69	6,721,283.09	0.28%	10.695	357	65.80	526
17.000 -17.499	20	1,792,235.64	0.07%	11.202	356	65.95	522
17.500 -17.999	16	1,538,190.88	0.06%	11.737	358	63.40	515
18.000 -18.499	6	414,109.73	0.02%	12.247	359	65.44	512
Total	11,086	2,400,093,945.68	100.00%	6.691	358	80.69	638

Initial Periodic Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
1.000	10,331	2,236,382,931.15	93.18%	6.719	358	80.73	636
2.000	2	517,027.24	0.02%	7.587	357	81.68	560
3.000	753	163,193,987.29	6.80%	6.309	357	80.18	657
Total	**11,086**	**2,400,093,945.68**	**100.00%**	**6.691**	**358**	**80.69**	**638**

Subsequent Periodic Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
1.000	11,086	2,400,093,945.68	100.00%	6.691	358	80.69	638
Total	**11,086**	**2,400,093,945.68**	**100.00%**	**6.691**	**358**	**80.69**	**638**

✖ RBS Greenwich Capital

43

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
09/01/04	1	586,010.59	0.02%	5.950	354	95.00	663
10/01/04	1	202,327.52	0.01%	6.850	337	80.00	762
11/01/04	1	134,664.10	0.01%	10.250	338	85.00	512
12/01/04	8	1,995,651.35	0.08%	7.509	357	82.85	583
01/01/05	4	710,612.65	0.03%	7.845	354	81.23	595
02/01/05	11	3,179,551.11	0.13%	7.854	358	83.94	571
03/01/05	1	245,514.42	0.01%	7.600	342	80.00	655
04/01/05	1	44,274.04	0.00%	7.800	343	80.00	656
05/01/05	1	201,216.79	0.01%	6.700	344	80.00	672
06/01/05	3	317,889.96	0.01%	7.376	345	87.74	647
07/01/05	33	6,267,877.34	0.26%	6.942	346	80.18	648
08/01/05	103	22,356,343.60	0.93%	6.984	347	79.48	638
09/01/05	129	24,945,587.06	1.04%	6.999	348	79.85	631
10/01/05	72	14,252,672.83	0.59%	7.016	347	78.62	634
11/01/05	11	2,330,336.28	0.10%	7.276	350	81.96	639
12/01/05	10	2,431,932.35	0.10%	7.924	351	82.85	561
01/01/06	9	1,367,177.66	0.06%	8.593	352	76.53	592
02/01/06	45	8,329,598.80	0.35%	6.827	353	79.19	617
03/01/06	31	6,341,880.76	0.26%	6.057	354	79.26	635
04/01/06	199	41,492,107.57	1.73%	6.543	355	80.81	623
05/01/06	583	130,667,428.44	5.44%	6.362	356	79.90	629
06/01/06	3,185	706,982,193.71	29.46%	6.405	357	81.12	635
07/01/06	1,762	395,818,577.68	16.49%	6.728	358	80.79	639
08/01/06	4,192	879,645,513.44	36.65%	6.992	359	80.65	638
09/01/06	7	852,706.54	0.04%	6.986	350	80.40	629
10/01/06	2	194,060.56	0.01%	7.892	349	50.16	562
02/01/07	1	102,925.39	0.00%	6.450	353	90.00	628
03/01/07	2	912,558.15	0.04%	5.313	354	70.94	715
04/01/07	5	908,671.50	0.04%	7.079	355	78.41	581
05/01/07	28	6,305,488.35	0.26%	5.943	356	79.11	628
06/01/07	172	41,300,666.56	1.72%	5.927	357	80.20	653
07/01/07	99	21,281,985.19	0.89%	6.168	358	79.61	678
08/01/07	165	33,045,690.00	1.38%	6.679	359	80.74	649
02/01/09	1	123,336.71	0.01%	6.650	353	80.00	651
04/01/09	2	293,652.95	0.01%	5.859	355	77.74	670
05/01/09	11	2,686,968.05	0.11%	6.015	356	78.20	639
06/01/09	98	20,910,733.45	0.87%	6.106	357	79.67	676
07/01/09	35	8,474,844.23	0.35%	6.559	358	80.09	649
08/01/09	62	11,852,718.00	0.49%	7.079	359	79.29	660
Total	**11,086**	**2,400,093,945.68**	**100.00%**	**6.691**	**358**	**80.69**	**638**

❊❊ RBS Greenwich Capital

Group II Mortgage Loans as of the Cut-off Date

			Min		Max
Scheduled Principal Balance	$	921,785,273 $	315,124 $		1,000,000
Number of Mortgage Loans		2,020			
Average Scheduled Principal Balance	$	456,329			
Weighted Average Gross Coupon		6.49%	4.50%		11.10%
Weighted Average FICO Score		647	476		809
Weighted Average Original LTV		79.72	29.67		100.00
Weighted Total Original LTV (includes Silent 2nd)		88.58	29.67		100.00
Weighted Average Original Term		358 months	180 months		360 months
Weighted Average Stated Remaining Term		356 months	167 months		359 months
Weighted Average Seasoning		3 months	1 month		14 months
ARM Characteristics					
Weighted Average Gross Margin		5.03%	4.25%		6.75%
Weighted Average Minimum Interest Rate		6.48%	4.50%		11.10%
Weighted Average Maximum Interest Rate		12.49%	10.50%		17.10%
Weighted Average Initial Rate Cap		1.14%	1.00%		3.00%
Weighted Average Subsequent Rate Cap		1.00%	1.00%		1.00%
Weighted Average Months to Roll		23	0		59
Maturity Date			8/1/18		8/1/34
Maximum Zip Code Concentration		0.96%	95127		
Adjustable Rate		89.93%			
Fixed Rate		10.07%			
2/28 LIBOR		37.34%			
2/28 LIBOR I/O		46.60%			
3/27 LIBOR		2.45%			
3/27 LIBOR I/O		1.76%			
5/25 LIBOR		0.49%			
5/25 LIBOR I/O		0.89%			
6 Month LIBOR		0.40%			
Fixed Rate		10.07%			
No Silent Second		51.49%			
Silent Second		48.51%			
Interest Only		49.25%			
Not Interest Only		50.75%			
First Lien		100.00%			
Full Documentation		58.96%			
Limited Documentation		0.43%			
Stated Income Documentation		40.61%			
2-4 Units		4.02%			
Condominium		4.99%			
PUD		13.77%			
Single Family		77.22%			
Cash Out Refinance		36.41%			
Purchase		54.84%			
Rate/Term Refinance		8.75%			
Non-owner		1.81%			
Owner Occupied		97.81%			
Second Home		0.38%			
Top 5 States					
California		67.62%			
Texas		4.39%			
New York		3.60%			
Florida		3.25%			
Colorado		2.55%			

✕✕ RBS Greenwich Capital

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
300,000.01 - 350,000.00	236	80,562,481.13	8.74%	6.458	357	80.91	651
350,000.01 - 400,000.00	644	241,601,226.32	26.21%	6.378	356	80.31	659
400,000.01 - 450,000.00	380	162,408,536.47	17.62%	6.427	356	80.89	648
450,000.01 - 500,000.00	262	125,074,534.94	13.57%	6.456	356	80.42	652
500,000.01 - 550,000.00	147	77,219,639.81	8.38%	6.615	355	80.65	640
550,000.01 - 600,000.00	125	72,022,295.81	7.81%	6.691	358	81.33	633
600,000.01 - 650,000.00	74	46,668,854.00	5.06%	6.384	353	77.45	637
650,000.01 - 700,000.00	50	33,914,434.58	3.68%	6.817	358	78.74	619
700,000.01 - 750,000.00	41	30,002,105.46	3.25%	6.725	353	73.79	638
750,000.01 - 800,000.00	22	17,084,957.88	1.85%	6.930	357	74.96	618
800,000.01 - 850,000.00	16	13,354,783.12	1.45%	6.654	357	75.08	611
850,000.01 - 900,000.00	5	4,397,946.59	0.48%	6.460	358	76.37	652
900,000.01 - 950,000.00	5	4,675,327.76	0.51%	5.673	358	69.69	660
950,000.01 - 1,000,000.00	13	12,798,149.05	1.39%	6.532	357	65.72	630
Total	**2,020**	**921,785,272.92**	**100.00%**	**6.489**	**356**	**79.72**	**647**

Current Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
4.500 - 4.999	47	19,545,645.24	2.12%	4.818	353	78.22	688
5.000 - 5.499	150	66,411,046.76	7.20%	5.265	355	78.95	690
5.500 - 5.999	431	193,900,583.01	21.04%	5.755	354	78.39	674
6.000 - 6.499	478	215,096,823.65	23.33%	6.237	356	79.34	662
6.500 - 6.999	449	204,625,369.42	22.20%	6.718	357	80.79	643
7.000 - 7.499	212	101,587,182.79	11.02%	7.207	358	80.09	620
7.500 - 7.999	152	71,230,822.31	7.73%	7.738	357	81.38	586
8.000 - 8.499	49	24,964,732.76	2.71%	8.164	358	81.14	569
8.500 - 8.999	34	17,164,811.94	1.86%	8.701	358	81.82	546
9.000 - 9.499	9	3,737,639.21	0.41%	9.095	359	81.17	534
9.500 - 9.999	5	1,927,362.58	0.21%	9.787	357	78.87	525
10.000 -10.499	3	1,250,415.24	0.14%	10.167	358	59.00	535
11.000 -11.499	1	342,838.01	0.04%	11.100	352	80.00	507
Total	**2,020**	**921,785,272.92**	**100.00%**	**6.489**	**356**	**79.72**	**647**

✖ RBS Greenwich Capital

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
400-499	2	858,572.10	0.09%	9.159	349	84.54	486
500-524	42	20,518,075.77	2.23%	8.142	353	75.79	513
525-549	74	37,745,342.90	4.09%	7.741	357	79.70	537
550-574	147	72,728,621.84	7.89%	7.318	357	80.22	563
575-599	163	74,998,399.44	8.14%	6.876	358	80.73	587
600-624	244	113,996,547.83	12.37%	6.580	358	81.60	612
625-649	301	137,593,932.22	14.93%	6.370	356	80.22	639
650-674	367	162,980,340.88	17.68%	6.304	356	79.25	662
675-699	282	125,273,740.56	13.59%	6.049	356	79.25	686
700+	397	174,596,371.72	18.94%	6.018	354	78.73	734
None	1	495,327.66	0.05%	8.800	347	63.32	0
Total	2,020	921,785,272.92	100.00%	6.489	356	79.72	647

Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
0.01- 49.99	14	7,922,933.92	0.86%	6.482	320	42.77	679
50.00- 54.99	11	6,211,004.58	0.67%	6.367	338	52.97	651
55.00- 59.99	22	10,600,705.86	1.15%	6.419	341	58.29	635
60.00- 64.99	36	19,195,302.09	2.08%	6.265	353	62.31	644
65.00- 69.99	53	29,509,893.31	3.20%	6.595	351	67.95	616
70.00- 74.99	95	50,319,000.82	5.46%	6.655	354	72.26	626
75.00- 79.99	159	80,835,942.99	8.77%	6.632	357	77.19	632
80.00	1,173	509,854,989.35	55.31%	6.296	357	80.00	665
80.01- 84.99	54	27,384,451.39	2.97%	6.823	352	83.31	611
85.00- 89.99	166	78,319,432.70	8.50%	6.894	358	86.14	609
90.00- 94.99	181	78,013,158.74	8.46%	6.850	356	90.30	623
95.00- 99.99	48	20,025,042.47	2.17%	7.047	357	95.12	627
100.00	8	3,593,414.70	0.39%	6.920	358	100.00	674
Total	2,020	921,785,272.92	100.00%	6.489	356	79.72	647

❄ RBS Greenwich Capital

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
180	16	7,580,831.96	0.82%	5.986	176	65.75	694
240	1	393,283.89	0.04%	5.990	237	50.97	726
360	2,003	913,811,157.07	99.13%	6.494	357	79.85	646
Total	**2,020**	**921,785,272.92**	**100.00%**	**6.489**	**356**	**79.72**	**647**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
121-180	16	7,580,831.96	0.82%	5.986	176	65.75	694
181-240	1	393,283.89	0.04%	5.990	237	50.97	726
301-360	2,003	913,811,157.07	99.13%	6.494	357	79.85	646
Total	**2,020**	**921,785,272.92**	**100.00%**	**6.489**	**356**	**79.72**	**647**

Silent Second	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
No Silent Second	981	474,657,382.50	51.49%	6.748	354	79.74	623
Silent Second	1,039	447,127,890.42	48.51%	6.215	358	79.70	672
Total	**2,020**	**921,785,272.92**	**100.00%**	**6.489**	**356**	**79.72**	**647**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
ARM	1,822	828,960,681.98	89.93%	6.480	358	80.22	644
Fixed Rate	198	92,824,590.94	10.07%	6.571	341	75.30	670
Total	**2,020**	**921,785,272.92**	**100.00%**	**6.489**	**356**	**79.72**	**647**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
Interest Only	1,020	453,973,469.60	49.25%	6.265	358	80.04	657
Not Interest Only	1,000	467,811,803.32	50.75%	6.707	354	79.42	636
Total	**2,020**	**921,785,272.92**	**100.00%**	**6.489**	**356**	**79.72**	**647**

✖ RBS Greenwich Capital

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
2/28 LIBOR	740	344,221,734.96	37.34%	6.780	357	80.42	626
2/28 LIBOR I/O	967	429,541,018.59	46.60%	6.277	358	79.98	657
3/27 LIBOR	45	22,557,896.34	2.45%	6.084	358	80.19	653
3/27 LIBOR I/O	33	16,266,229.30	1.76%	6.108	358	80.80	652
5/25 LIBOR	10	4,498,482.49	0.49%	6.391	358	78.72	653
5/25 LIBOR I/O	20	8,166,221.71	0.89%	5.990	358	81.56	684
6 Month LIBOR	7	3,709,098.59	0.40%	7.510	358	85.08	582
Fixed Rate	198	92,824,590.94	10.07%	6.571	341	75.30	670
Total	**2,020**	**921,785,272.92**	**100.00%**	**6.489**	**356**	**79.72**	**647**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
0	473	229,037,424.24	24.85%	6.673	355	79.19	647
12	111	51,489,446.73	5.59%	6.526	354	79.02	654
24	1,188	527,163,513.02	57.19%	6.445	358	80.30	643
26	248	114,094,888.93	12.38%	6.310	350	78.43	660
Total	**2,020**	**921,785,272.92**	**100.00%**	**6.489**	**356**	**79.72**	**647**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
First Lien	2,020	921,785,272.92	100.00%	6.489	356	79.72	647
Total	**2,020**	**921,785,272.92**	**100.00%**	**6.489**	**356**	**79.72**	**647**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
Full Documentation	1,153	543,443,282.36	58.96%	6.575	357	80.91	625
Limited Documentation	7	3,988,835.91	0.43%	6.896	357	77.94	643
Stated Income Documentation	860	374,353,154.65	40.61%	6.362	355	78.02	678
Total	**2,020**	**921,785,272.92**	**100.00%**	**6.489**	**356**	**79.72**	**647**

RBS Greenwich Capital

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
Cash Out Refinance	717	335,607,292.64	36.41%	6.698	355	78.31	622
Purchase	1,146	505,511,879.52	54.84%	6.329	358	80.88	666
Rate/Term Refinance	157	80,666,100.76	8.75%	6.626	350	78.33	628
Total	**2,020**	**921,785,272.92**	**100.00%**	**6.489**	**356**	**79.72**	**647**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
Non-owner	39	16,655,326.51	1.81%	6.718	358	69.90	663
Owner Occupied	1,974	901,638,535.26	97.81%	6.484	356	79.89	646
Second Home	7	3,491,411.15	0.38%	6.845	359	82.54	651
Total	**2,020**	**921,785,272.92**	**100.00%**	**6.489**	**356**	**79.72**	**647**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
2-4 Units	69	37,083,187.50	4.02%	6.582	355	79.65	675
Condominium	107	46,016,355.02	4.99%	6.406	358	80.45	657
PUD	268	126,924,927.83	13.77%	6.461	357	79.91	638
Single Family	1,576	711,760,802.57	77.22%	6.495	356	79.65	646
Total	**2,020**	**921,785,272.92**	**100.00%**	**6.489**	**356**	**79.72**	**647**

✹✹ RBS Greenwich Capital

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
Alabama	8	4,521,757.30	0.49%	6.579	358	79.34	637
Alaska	1	782,493.94	0.08%	6.200	357	80.00	686
Arizona	3	1,172,000.00	0.13%	5.727	358	86.44	671
Arkansas	1	409,500.00	0.04%	7.500	359	90.00	649
California	1,399	623,270,698.78	67.62%	6.346	357	79.44	654
Colorado	51	23,548,816.95	2.55%	6.564	357	81.29	634
Connecticut	14	7,063,664.98	0.77%	6.211	346	78.29	661
District of Columbia	1	507,500.00	0.06%	7.600	359	70.00	642
Florida	60	29,933,201.54	3.25%	6.683	358	80.44	627
Georgia	18	8,286,941.54	0.90%	6.383	357	76.28	620
Hawaii	3	1,814,396.27	0.20%	6.148	296	69.01	656
Idaho	1	428,000.00	0.05%	7.500	359	80.00	650
Illinois	29	14,094,452.74	1.53%	7.024	352	79.41	636
Iowa	1	646,704.11	0.07%	5.990	357	80.00	710
Kentucky	1	560,000.00	0.06%	5.625	359	69.14	657
Louisiana	2	884,579.16	0.10%	8.563	359	73.01	612
Maryland	18	8,398,008.96	0.91%	7.273	357	83.26	616
Massachusetts	23	10,680,741.55	1.16%	6.710	357	80.61	620
Michigan	17	8,297,782.86	0.90%	6.592	358	83.10	620
Minnesota	2	1,014,080.51	0.11%	7.794	350	88.30	608
Missouri	1	352,971.00	0.04%	8.400	359	90.00	585
Montana	2	743,000.00	0.08%	7.003	359	85.21	696
Nebraska	1	539,094.50	0.06%	6.900	357	90.00	622
Nevada	15	6,868,550.77	0.75%	7.055	330	81.68	612
New Hampshire	3	1,253,637.18	0.14%	6.429	358	86.02	609
New Jersey	42	19,775,162.23	2.15%	7.154	348	77.71	601
New Mexico	5	1,853,454.97	0.20%	7.735	358	82.86	590
New York	70	33,218,133.72	3.60%	6.856	353	79.27	634
North Carolina	7	3,576,377.94	0.39%	7.365	357	82.10	628
Ohio	3	1,313,782.82	0.14%	6.532	357	83.91	642
Oklahoma	1	368,100.00	0.04%	6.500	359	90.00	684
Oregon	17	8,526,359.42	0.92%	6.760	358	79.68	645
Pennsylvania	7	2,899,343.89	0.31%	7.864	358	81.58	564
Rhode Island	2	726,182.67	0.08%	7.404	358	95.00	621
South Carolina	2	834,000.00	0.09%	8.114	359	77.49	590
Tennessee	3	1,068,363.89	0.12%	6.802	314	68.40	670
Texas	73	40,457,288.65	4.39%	6.620	358	78.88	648
Utah	21	9,163,002.00	0.99%	6.607	358	84.06	640
Virginia	38	18,251,363.13	1.98%	6.885	358	81.99	630
Washington	47	20,632,130.59	2.24%	6.640	357	81.99	633
West Virginia	1	387,384.00	0.04%	7.000	359	85.00	580
Wisconsin	5	2,261,290.00	0.25%	8.158	359	84.22	601
Wyoming	1	400,978.36	0.04%	6.650	348	81.00	690
Total	**2,020**	**921,785,272.92**	**100.00%**	**6.489**	**356**	**79.72**	**647**

✖ RBS Greenwich Capital

51

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
4.000 - 4.499	208	100,531,820.68	12.13%	5.903	357	79.21	683
4.500 - 4.999	1,422	641,216,201.15	77.35%	6.449	358	80.56	646
5.500 - 5.999	109	53,992,464.42	6.51%	7.535	357	79.58	562
6.500 - 6.999	83	33,220,195.73	4.01%	7.112	358	77.65	624
Total	1,822	828,960,681.98	100.00%	6.480	358	80.22	644

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
4.500 - 4.999	46	19,108,668.19	2.31%	4.816	357	78.52	687
5.000 - 5.499	145	64,023,783.32	7.72%	5.265	357	79.51	690
5.500 - 5.999	395	177,149,834.23	21.37%	5.752	357	79.04	672
6.000 - 6.499	429	191,031,249.75	23.04%	6.235	358	79.97	657
6.500 - 6.999	390	177,921,039.89	21.46%	6.721	358	81.22	640
7.000 - 7.499	184	88,047,835.86	10.62%	7.211	358	80.79	615
7.500 - 7.999	138	65,065,609.00	7.85%	7.739	358	81.41	582
8.000 - 8.499	48	24,599,723.01	2.97%	8.167	358	80.94	568
8.500 - 8.999	29	14,754,683.69	1.78%	8.696	357	82.63	543
9.000 - 9.499	9	3,737,639.21	0.45%	9.095	359	81.17	534
9.500 - 9.999	5	1,927,362.58	0.23%	9.787	357	78.87	525
10.000 -10.499	3	1,250,415.24	0.15%	10.167	358	59.00	535
11.000 -11.499	1	342,838.01	0.04%	11.100	352	80.00	507
Total	1,822	828,960,681.98	100.00%	6.480	358	80.22	644

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
10.500 -10.999	45	18,771,492.94	2.26%	4.817	357	78.49	688
11.000 -11.499	144	63,583,783.32	7.67%	5.266	357	79.51	690
11.500 -11.999	392	175,617,126.09	21.19%	5.750	357	79.03	672
12.000 -12.499	426	189,537,324.05	22.86%	6.232	358	79.91	658
12.500 -12.999	391	178,279,070.47	21.51%	6.713	358	81.22	641
13.000 -13.499	188	89,981,761.56	10.85%	7.190	358	80.90	615
13.500 -13.999	141	66,577,461.81	8.03%	7.713	358	81.38	583
14.000 -14.499	48	24,599,723.01	2.97%	8.167	358	80.94	568
14.500 -14.999	29	14,754,683.69	1.78%	8.696	357	82.63	543
15.000 -15.499	8	3,353,639.21	0.40%	9.106	359	81.31	534
15.500 -15.999	5	1,927,362.58	0.23%	9.787	357	78.87	525
16.000 -16.499	4	1,634,415.24	0.20%	9.893	358	63.93	535
17.000 -17.499	1	342,838.01	0.04%	11.100	352	80.00	507
Total	**1,822**	**828,960,681.98**	**100.00%**	**6.480**	**358**	**80.22**	**644**

Initial Periodic Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
1.000	1,700	771,510,630.51	93.07%	6.507	358	80.18	643
2.000	1	350,118.94	0.04%	6.925	356	90.00	585
3.000	121	57,099,932.53	6.89%	6.115	357	80.63	657
Total	**1,822**	**828,960,681.98**	**100.00%**	**6.480**	**358**	**80.22**	**644**

Subsequent Periodic Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	1,822	828,960,681.98	100.00%	6.480	358	80.22	644
Total	**1,822**	**828,960,681.98**	**100.00%**	**6.480**	**358**	**80.22**	**644**

RBS Greenwich Capital

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
09/01/04	1	586,010.59	0.07%	5.950	354	95.00	663
12/01/04	2	1,096,208.00	0.13%	7.675	357	81.22	579
02/01/05	4	2,026,880.00	0.24%	7.871	359	84.30	560
07/01/05	3	1,114,950.46	0.13%	6.120	346	83.50	721
08/01/05	16	7,454,153.53	0.90%	6.545	347	78.08	670
09/01/05	15	6,964,632.55	0.84%	7.054	348	79.01	616
10/01/05	8	3,796,940.75	0.46%	6.452	349	77.28	649
11/01/05	1	435,979.67	0.05%	6.550	350	80.00	771
12/01/05	3	1,097,171.00	0.13%	7.782	351	85.11	570
01/01/06	1	342,838.01	0.04%	11.100	352	80.00	507
02/01/06	4	1,831,633.88	0.22%	6.508	353	85.52	609
03/01/06	3	1,382,821.87	0.17%	5.414	354	73.16	649
04/01/06	27	12,588,898.70	1.52%	6.425	355	81.46	630
05/01/06	93	43,050,734.55	5.19%	6.216	356	78.24	630
06/01/06	570	256,484,064.45	30.94%	6.154	357	80.55	642
07/01/06	290	131,189,639.13	15.83%	6.576	358	80.55	645
08/01/06	673	306,028,295.00	36.92%	6.785	359	80.00	646
03/01/07	2	912,558.15	0.11%	5.313	354	70.94	715
04/01/07	1	348,300.00	0.04%	5.990	355	90.00	588
05/01/07	3	1,687,339.50	0.20%	6.149	356	84.97	601
06/01/07	35	17,912,179.43	2.16%	6.011	357	80.27	638
07/01/07	17	7,296,645.56	0.88%	6.021	358	79.27	679
08/01/07	20	10,667,103.00	1.29%	6.345	359	81.35	665
05/01/09	2	918,597.48	0.11%	5.511	356	80.00	627
06/01/09	14	6,039,762.49	0.73%	5.781	357	80.00	688
07/01/09	8	3,297,244.23	0.40%	6.425	358	82.01	653
08/01/09	6	2,409,100.00	0.29%	6.848	359	80.17	683
Total	1,822	828,960,681.98	100.00%	6.480	358	80.22	644

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

04
2004

14.89	16.86	18.27	9.55	10.53	11.22	16.67	18.56	19.92	10.20	11.13	11.78	18.66	20.32	21.43	10.99	10.99
4,019.09 (0.01%)	4,123.41 (0.01%)	4,418.57 (0.01%)	13,544.37 (0.03%)	20,298.23 (0.04%)	9,728.91 (0.02%)	21,405.28 (0.04%)	12,479.00 (0.03%)	42,652.04 (0.09%)	10,718.27 (0.02%)	16,641.51 (0.03%)	6,578.25 (0.01%)	20,516.54 (0.04%)	11,072.58 (0.02%)	2,740.55 (0.01%)	18,916.12 (0.04%)	2,378.68 (0
50 Pricing Speed	50 Pricing Speed	50 Pricing Speed	100 Pricing Speed	100 Pricing Speed	100 Pricing Speed	50 Pricing Speed	50 Pricing Speed	50 Pricing Speed	100 Pricing Speed	100 Pricing Speed	100 Pricing Speed	50 Pricing Speed	50 Pricing Speed	50 Pricing Speed	100 Pricing Speed	100 Pricing
16.97 CDR	12.64 CDR	10.208 CDR	19.668 CDR	15.155 CDR	12.247 CDR	13.611 CDR	10.372 CDR	8.381 CDR	17.053 CDR	13.002 CDR	10.505 CDR	10.544 CDR	8.099 CDR	6.577 CDR	13.843 CDR	10.53
40%	50%	60%	40%	50%	60%	40%	50%	60%	40%	50%	60%	40%	50%	60%	40%	
100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	
12	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12	
Fast	Fast	Fast	Fast	Fast	Fast	FWD	FWD	FWD	FWD	FWD	FWD	FWD + 200	FWD + 200	FWD + 200	FWD + 200	FWD
FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	C

n Trust 2004-4 - BE Analysis M6　　　　　　AIG

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Trust 2004-4 - Stack Price/Yield M2

AIG

1/7/2004
12/5/2004

Trust 2004-4 - Stack Price/Yield M4   AIG

5/2004
12/4/2004

(Pricing Speed, CDR, Flat, Call scenarios)

Trust 2004-4 - Stack Price/Yield M5

AIG

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Long Beach Mortgage Loan Trust 2004-4 - Price/Yield - 2A4

Alliance First Loss Analysis

Balance	$64,351,000.00	Delay	0
Coupon	2.1	Dated	9/8/2004
Settle	9/8/2004	First Payment	10/25/2004

WAL	6.05	6.04	6.23
Principal Writedown	1,825.52 (0.00%)	56.78 (0.00%)	633.87 (0.00%)
Total Collat Loss	616,388,585.03 (21.99%)	617,512,971.52 (22.03%)	592,380,653.22 (21.13%)

LIBOR	Forward	Forward + 100	Forward + 200bps
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	21.585 CDR	21.652 CDR	20.276 CDR
Loss Severity	50%	50%	50%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Triggers	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)

Long Beach Mortgage Loan Trust 2004-4 - Price/Yield - M8
Alliance First Loss Analysis

Balance	$23,820,000.00	
Coupon	3.45	
Settle	9/8/2004	

Delay	0	
Dated	9/8/2004	
First Payment	10/25/2004	

WAL	14.52	14.49	14.87
Principal Writedown	19,201.20 (0.08%)	24,603.52 (0.10%)	801.70 (0.00%)
Total Collat Loss	276,462,118.94 (9.86%)	279,042,514.42 (9.96%)	249,903,267.21 (8.92%)
LIBOR	Forward	Forward + 100	Forward + 200bps
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	7.319 CDR	7.404 CDR	6.487 CDR
Loss Severity	50%	50%	50%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Triggers	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Long Beach Mortgage Loan Trust 2004-4 - Price/Yield - M5

Atlantic

Balance	$32,233,000.00	Delay 0
Coupon	2.75	Dated 9/8/2004
Settle	9/8/2004	First Payment 10/25/2004
Loss Severity	50%	
Servicer Advances	100%	
Liquidation Lag	12	
Delinq	100%	
Optional Redemption	Call (N)	

Price = 100

		2 CDR	4 CDR	6 CDR	8 CDR	10 CDR	12 CDR	14 CDR
Prepay 12 CPR	Yield	8.773	8.832	3.763	-28.689	-55.200	-71.231	-83.218
	Spread	117	113	-337	-3,608	-6,760	-8,918	NA
	WAL	15.89	18.10	14.62	5.02	3.46	2.91	2.58
	Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	32,233,000.00 (100.00%)	32,233,000.00 (100.00%)	32,233,000.00 (100.00%)	32,233,000.00 (100.00%)	32,233,000.00 (100.00%)
	Total Collat Group Loss (Collat Maturity)	175,873,141.07 (6.27%)	317,107,298.03 (11.31%)	432,310,577.23 (15.42%)	527,877,557.91 (18.83%)	607,712,777.38 (21.68%)	675,729,371.14 (24.11%)	734,193,938.71 (26.19%)
	Total Collat Group Liquidation (Collat Maturity)	346,894,060.26 (12.38%)	626,246,034.29 (22.34%)	854,580,986.54 (30.49%)	1,043,875,124.33 (37.24%)	1,202,892,065.12 (42.92%)	1,338,112,657.42 (47.74%)	1,454,383,980.00 (51.89%)
Prepay 15 CPR	Yield	8.608	8.694	7.949	-23.570	-52.058	-69.028	-81.625
	Spread	117	113	26	-3,051	-6,361	-8,608	NA
	WAL	13.22	15.07	20.80	5.52	3.59	2.97	2.63
	Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	13,359,054.09 (41.45%)	32,233,000.00 (100.00%)	32,233,000.00 (100.00%)	32,233,000.00 (100.00%)	32,233,000.00 (100.00%)
	Total Collat Group Loss (Collat Maturity)	146,484,474.82 (5.23%)	268,293,016.59 (9.57%)	370,872,859.73 (13.23%)	458,275,948.69 (16.35%)	533,549,210.91 (19.04%)	599,009,871.42 (21.37%)	656,440,653.27 (23.42%)
	Total Collat Group Liquidation (Collat Maturity)	289,478,926.83 (10.33%)	530,613,156.14 (18.93%)	733,939,320.31 (26.18%)	907,338,120.48 (32.37%)	1,056,763,621.13 (37.70%)	1,186,762,036.52 (42.34%)	1,300,842,449.14 (46.41%)
Prepay 18 CPR	Yield	8.309	8.522	8.913	-18.034	-48.419	-66.501	-79.763
	Spread	106	112	122	-2,465	-5,909	-8,259	NA
	WAL	11.22	12.75	17.90	6.20	3.75	3.05	2.67
	Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	32,233,000.00 (100.00%)	32,233,000.00 (100.00%)	32,233,000.00 (100.00%)	32,233,000.00 (100.00%)
	Total Collat Group Loss (Collat Maturity)	124,489,077.95 (4.44%)	230,942,125.03 (8.24%)	322,888,019.04 (11.52%)	403,034,810.48 (14.38%)	473,482,451.59 (16.89%)	535,876,536.86 (19.12%)	591,520,097.35 (21.10%)
	Total Collat Group Liquidation (Collat Maturity)	246,317,764.68 (8.79%)	457,176,655.19 (16.31%)	639,444,094.46 (22.81%)	798,411,763.89 (28.49%)	938,197,329.33 (33.47%)	1,062,036,833.87 (37.89%)	1,172,498,703.76 (41.83%)
Prepay 21 CPR	Yield	8.111	8.344	8.692	-11.634	-44.132	-63.608	-77.704
	Spread	105	112	120	-1,811	-5,387	-7,865	-9,853
	WAL	9.67	10.96	13.89	7.25	3.97	3.15	2.73
	Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	32,233,000.00 (100.00%)	32,233,000.00 (100.00%)	32,233,000.00 (100.00%)	32,233,000.00 (100.00%)
	Total Collat Group Loss (Collat Maturity)	107,552,577.48 (3.84%)	201,617,421.52 (7.19%)	284,533,426.85 (10.15%)	358,147,592.80 (12.78%)	423,932,417.14 (15.12%)	483,072,847.24 (17.23%)	536,531,119.55 (19.14%)
	Total Collat Group Liquidation (Collat Maturity)	212,978,340.22 (7.60%)	399,374,026.34 (14.25%)	563,760,135.05 (20.11%)	709,758,796.28 (25.32%)	840,264,934.99 (29.98%)	957,612,960.43 (34.17%)	1,063,701,721.67 (37.95%)
Prepay 24 CPR	Yield	7.941	8.157	8.464	-1.093	-38.856	-60.409	-75.494
	Spread	105	111	119	-818	-4,763	-7,438	-9,530
	WAL	8.55	9.54	11.46	10.07	4.27	3.26	2.79
	Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	31,033,586.97 (96.28%)	32,233,000.00 (100.00%)	32,233,000.00 (100.00%)	32,233,000.00 (100.00%)
	Total Collat Group Loss (Collat Maturity)	94,175,421.71 (3.36%)	178,062,485.57 (6.35%)	253,244,881.01 (9.04%)	321,005,952.81 (11.45%)	382,394,379.63 (13.64%)	438,274,021.56 (15.64%)	489,362,015.23 (17.46%)
	Total Collat Group Liquidation (Collat Maturity)	186,587,074.60 (6.66%)	352,661,784.56 (12.59%)	501,931,638.30 (17.91%)	636,320,219.00 (22.70%)	758,093,344.64 (27.05%)	868,955,265.91 (31.00%)	970,322,488.03 (34.62%)
Prepay 27 CPR	Yield	7.772	7.969	8.243	6.542	-32.220	-56.612	-72.797
	Spread	104	110	117	-82	-4,003	-6,942	-9,141
	WAL	7.63	8.39	9.74	13.04	4.71	3.40	2.86
	Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	12,570,643.14 (39.00%)	32,233,000.00 (100.00%)	32,233,000.00 (100.00%)	32,233,000.00 (100.00%)
	Total Collat Group Loss (Collat Maturity)	83,370,649.84 (2.97%)	158,760,102.26 (5.66%)	227,261,680.87 (8.11%)	289,781,970.06 (10.34%)	347,078,093.75 (12.36%)	399,786,686.92 (14.26%)	448,446,562.25 (16.00%)
	Total Collat Group Liquidation (Collat Maturity)	165,238,094.14 (5.90%)	314,699,744.91 (11.23%)	450,535,957.73 (16.07%)	574,533,069.08 (20.50%)	688,184,818.54 (24.55%)	792,748,563.12 (28.28%)	889,289,398.37 (31.73%)
Prepay 30 CPR	Yield	7.601	7.785	8.029	8.505	-23.790	-52.114	-69.752
	Spread	103	109	115	125	-3,078	-6,369	-8,710
	WAL	6.85	7.45	8.43	11.25	5.43	3.58	2.95
	Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	32,233,000.00 (100.00%)	32,233,000.00 (100.00%)	32,233,000.00 (100.00%)
	Total Collat Group Loss (Collat Maturity)	74,472,130.24 (2.66%)	142,665,007.84 (5.09%)	205,346,447.30 (7.33%)	263,166,184.97 (9.39%)	316,667,345.11 (11.30%)	366,353,502.89 (13.07%)	412,602,332.27 (14.72%)
	Total Collat Group Liquidation (Collat Maturity)	147,637,101.33 (5.27%)	282,851,498.02 (10.09%)	407,156,752.02 (14.53%)	521,035,050.07 (18.62%)	627,976,920.96 (22.40%)	726,524,487.31 (25.92%)	818,278,126.05 (29.19%)

Long Beach Mortgage Loan Trust 2004-4 - Price/Yield - M6   Atlantic

Balance	$35,036,000.00
Coupon	2.95
Settle	9/8/2004

Delay	0
Dated	9/8/2004
First Payment	10/25/2004

Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	12
Deling	100%
Optional Redemption	Call (N)

Price = 100		2 CDR	4 CDR	6 CDR	8 CDR	10 CDR	12 CDR	14 CDR
Prepay 12 CPR	Yield	9.031	9.080	-4.613	-46.055	-67.741	-82.259	-93.441
	Spread	139	132	-1.115	-5.619	-8.429	NA	NA
	WAL	16.84	20.18	9.08	3.85	3.01	2.60	2.34
	Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	35,036,000.00 (100.00%)	35,036,000.00 (100.00%)	35,036,000.00 (100.00%)	35,036,000.00 (100.00%)	35,036,000.00 (100.00%)
	Total Collat Group Loss (Collat Maturity)	175,873,141.07 (6.27%)	317,107,298.03 (11.31%)	432,310,577.23 (15.42%)	527,677,557.91 (18.83%)	607,712,777.38 (21.68%)	675,729,371.14 (24.11%)	734,193,938.71 (26.19%)
	Total Collat Group Liquidation (Collat Maturity)	346,894,060.26 (12.38%)	626,246,034.29 (22.34%)	854,580,986.54 (30.49%)	1,043,875,124.33 (37.24%)	1,202,892,065.12 (42.92%)	1,338,112,657.42 (47.74%)	1,454,383,980.00 (51.89%)
Prepay 15 CPR	Yield	8.891	8.972	-1.219	-42.054	-65.356	-80.511	-92.245
	Spread	140	132	-.793	-5.139	-8.102	NA	NA
	WAL	14.04	16.80	10.48	4.05	3.08	2.65	2.37
	Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	35,036,000.00 (100.00%)	35,036,000.00 (100.00%)	35,036,000.00 (100.00%)	35,036,000.00 (100.00%)	35,036,000.00 (100.00%)
	Total Collat Group Loss (Collat Maturity)	146,484,474.82 (5.23%)	268,293,016.59 (9.57%)	370,872,859.73 (13.23%)	458,275,948.69 (16.35%)	533,549,210.91 (19.04%)	599,009,871.42 (21.37%)	656,440,653.27 (23.42%)
	Total Collat Group Liquidation (Collat Maturity)	289,478,926.83 (10.33%)	530,613,156.14 (18.93%)	733,939,320.31 (26.18%)	907,338,120.48 (32.37%)	1,056,763,621.13 (37.70%)	1,186,762,036.52 (42.34%)	1,300,842,449.14 (46.41%)
Prepay 18 CPR	Yield	8.566	8.828	4.405	-37.149	-62.691	-78.718	-90.604
	Spread	124	132	-.296	-4.565	-7.741	NA	NA
	WAL	11.92	14.15	14.46	4.33	3.17	2.69	2.40
	Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	35,036,000.00 (100.00%)	35,036,000.00 (100.00%)	35,036,000.00 (100.00%)	35,036,000.00 (100.00%)	35,036,000.00 (100.00%)
	Total Collat Group Loss (Collat Maturity)	124,489,077.95 (4.44%)	230,942,125.03 (8.24%)	322,888,019.04 (11.52%)	403,034,810.48 (14.38%)	473,482,451.59 (16.89%)	535,876,536.86 (19.12%)	591,520,097.35 (21.10%)
	Total Collat Group Liquidation (Collat Maturity)	246,317,764.68 (8.79%)	457,176,655.19 (16.31%)	639,444,094.46 (22.81%)	798,411,763.89 (28.49%)	938,197,329.33 (33.47%)	1,062,036,833.87 (37.89%)	1,172,498,703.76 (41.83%)
Prepay 21 CPR	Yield	8.382	8.667	7.646	-31.405	-59.674	-76.751	-89.415
	Spread	124	133	8	-3.912	-7.341	-9.713	NA
	WAL	10.29	12.11	16.62	4.73	3.27	2.75	2.43
	Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	13,324,054.91 (38.03%)	35,036,000.00 (100.00%)	35,036,000.00 (100.00%)	35,036,000.00 (100.00%)	35,036,000.00 (100.00%)
	Total Collat Group Loss (Collat Maturity)	107,552,577.48 (3.84%)	201,617,421.52 (7.19%)	284,533,426.85 (10.15%)	356,147,592.80 (12.78%)	423,932,417.14 (15.12%)	483,072,847.24 (17.23%)	536,531,119.55 (19.14%)
	Total Collat Group Liquidation (Collat Maturity)	212,978,340.22 (7.60%)	399,374,026.34 (14.25%)	563,760,135.05 (20.11%)	709,758,796.28 (25.32%)	840,264,934.99 (29.98%)	957,612,960.43 (34.17%)	1,063,701,721.67 (37.95%)
Prepay 24 CPR	Yield	8.218	8.492	8.975	-24.796	-56.105	-74.442	-87.557
	Spread	124	132	144	-3.186	-6.877	-9.376	NA
	WAL	9.11	10.50	14.93	5.30	3.40	2.81	2.47
	Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	35,036,000.00 (100.00%)	35,036,000.00 (100.00%)	35,038,000.00 (100.00%)	35,036,000.00 (100.00%)
	Total Collat Group Loss (Collat Maturity)	94,175,421.71 (3.36%)	178,062,485.57 (6.35%)	253,244,881.01 (9.04%)	321,005,952.81 (11.45%)	382,394,379.63 (13.64%)	438,274,021.56 (15.64%)	489,362,015.23 (17.46%)
	Total Collat Group Liquidation (Collat Maturity)	186,587,074.60 (6.66%)	352,861,784.56 (12.59%)	501,931,638.30 (17.91%)	636,320,219.00 (22.70%)	758,093,344.64 (27.05%)	868,955,265.91 (31.00%)	970,322,488.03 (34.62%)
Prepay 27 CPR	Yield	8.057	8.304	8.714	-17.038	-51.985	-71.733	-85.723
	Spread	123	131	141	-2.366	-6.353	-8.989	NA
	WAL	8.15	9.20	11.71	6.17	3.57	2.88	2.52
	Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	35,036,000.00 (100.00%)	35,036,000.00 (100.00%)	35,036,000.00 (100.00%)	35,036,000.00 (100.00%)
	Total Collat Group Loss (Collat Maturity)	83,370,649.84 (2.97%)	158,760,102.26 (5.66%)	227,261,680.87 (8.11%)	289,781,970.06 (10.34%)	347,078,093.75 (12.38%)	399,786,686.92 (14.26%)	448,446,562.25 (16.00%)
	Total Collat Group Liquidation (Collat Maturity)	165,238,094.14 (5.90%)	314,699,744.91 (11.23%)	450,535,957.73 (16.07%)	574,533,069.08 (20.50%)	688,184,818.54 (24.55%)	792,748,563.12 (28.26%)	889,289,398.37 (31.73%)
Prepay 30 CPR	Yield	7.892	8.122	8.472	-1.807	-46.936	-68.721	-83.689
	Spread	122	129	139	-.900	-5.728	-8.566	NA
	WAL	7.31	8.14	9.82	8.68	3.79	2.97	2.56
	Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	31,195,116.29 (89.04%)	35,036,000.00 (100.00%)	35,036,000.00 (100.00%)	35,036,000.00 (100.00%)
	Total Collat Group Loss (Collat Maturity)	74,472,130.24 (2.66%)	142,665,007.84 (5.09%)	205,346,447.30 (7.33%)	263,166,184.97 (9.39%)	316,677,345.11 (11.30%)	366,353,502.89 (13.07%)	412,602,332.27 (14.72%)
	Total Collat Group Liquidation (Collat Maturity)	147,637,101.33 (5.27%)	282,851,498.02 (10.09%)	407,156,752.02 (14.53%)	521,835,050.07 (18.62%)	627,978,920.96 (22.40%)	726,524,487.31 (25.92%)	818,278,126.05 (29.19%)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Long Beach Mortgage Loan Trust 2004-4 - Price/Yield - M3
Cheyne Analysis

Balance	$47,649,000.00	
Settle	9/8/2004	
Price	100.000000	

Delay	0	
Dated	9/8/2004	
First Payment	10/25/2004	

Disc Margin	67	67	68	69
WAL	5.71	5.66	5.93	6.41
Total Collat Loss	7.00%	7.00%	7.00%	7.00%
LIBOR	Forward	Forward + 100bps	Forward + 200bps	Forward + 300bps
Prepay (1A)	100 *cheyne_arm	100 *cheyne_arm	100 *cheyne_arm	100 *cheyne_arm
Prepay (1F)	100 *cheyne_frm	100 *cheyne_frm	100 *cheyne_frm	100 *cheyne_frm
Prepay (2A)	100 *cheyne_arm	100 *cheyne_arm	100 *cheyne_arm	100 *cheyne_arm
Prepay (2F)	100 *cheyne_frm	100 *cheyne_frm	100 *cheyne_frm	100 *cheyne_frm
Default	7 *cheyne_loss	7 *cheyne_loss	7 *cheyne_loss	7 *cheyne_loss
Loss Severity	100%	100%	100%	100%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	0	0	0	0
Triggers	Fail	Fail	Fail	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

Long Beach Mortgage Loan Trust 2004-4 - Price/Yield - M6
Cheyne Analysis

Balance	$35,036,000.00		Delay	0
Settle	9/8/2004		Dated	9/8/2004
Price	100.000000		First Payment	10/25/2004

Disc Margin	151	153	141	98
WAL	7.98	7.82	8.60	10.21
Total Collat Loss	7.00%	7.00%	7.00%	7.00%
LIBOR	Forward	Forward + 100bps	Forward + 200bps	Forward + 300bps
Prepay (1A)	100 *cheyne_arm	100 *cheyne_arm	100 *cheyne_arm	100 *cheyne_arm
Prepay (1F)	100 *cheyne_frm	100 *cheyne_frm	100 *cheyne_frm	100 *cheyne_frm
Prepay (2A)	100 *cheyne_arm	100 *cheyne_arm	100 *cheyne_arm	100 *cheyne_arm
Prepay (2F)	100 *cheyne_frm	100 *cheyne_frm	100 *cheyne_frm	100 *cheyne_frm
Default	7 *cheyne_loss	7 *cheyne_loss	7 *cheyne_loss	7 *cheyne_loss
Loss Severity	100%	100%	100%	100%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	0	0	0	0
Triggers	Fail	Fail	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

Long Beach Mortgage Loan Trust 2004-4 - Price/Yield - M3
Cheyne Analysis

Balance	$47,649,000.00		Delay	0
Settle	9/8/2004		Dated	9/8/2004
Price	100.000000		First Payment	10/25/2004

Disc Margin	65	65	65	64
WAL	5.30	5.30	5.30	5.30
Total Collat Loss	7.00%	7.00%	7.00%	7.00%
LIBOR	Forward	Forward + 100bps	Forward + 200bps	Forward + 300bps
Prepay (1A)	100 *cheyne_arm	100 *cheyne_arm	100 *cheyne_arm	100 *cheyne_arm
Prepay (1F)	100 *cheyne_frm	100 *cheyne_frm	100 *cheyne_frm	100 *cheyne_frm
Prepay (2A)	100 *cheyne_arm	100 *cheyne_arm	100 *cheyne_arm	100 *cheyne_arm
Prepay (2F)	100 *cheyne_frm	100 *cheyne_frm	100 *cheyne_frm	100 *cheyne_frm
Default	7 *cheyne_loss	7 *cheyne_loss	7 *cheyne_loss	7 *cheyne_loss
Loss Severity	100%	100%	100%	100%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	0	0	0	0
Triggers	Fail	Fail	Fail	100%
Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)

Long Beach Mortgage Loan Trust 2004-4 - Price/Yield - M6

Cheyne Analysis

Balance	$35,036,000.00	
Settle	9/8/2004	
Price	100.000000	

Delay	0
Dated	9/8/2004
First Payment	10/25/2004

Disc Margin	135	135	135	121
WAL	5.30	5.30	5.30	5.30
Total Collat Loss	7.00%	7.00%	7.00%	7.00%
LIBOR	Forward	Forward + 100bps	Forward + 200bps	Forward + 300bps
Prepay (1A)	100 *cheyne_arm	100 *cheyne_arm	100 *cheyne_arm	100 *cheyne_arm
Prepay (1F)	100 *cheyne_frm	100 *cheyne_frm	100 *cheyne_frm	100 *cheyne_frm
Prepay (2A)	100 *cheyne_arm	100 *cheyne_arm	100 *cheyne_arm	100 *cheyne_arm
Prepay (2F)	100 *cheyne_frm	100 *cheyne_frm	100 *cheyne_frm	100 *cheyne_frm
Default	7 *cheyne_loss	7 *cheyne_loss	7 *cheyne_loss	7 *cheyne_loss
Loss Severity	100%	100%	100%	100%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	0	0	0	0
Triggers	Fail	Fail	Fail	100%
Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

jage Loan Trust 2004-4 - BE Analysis

Declaration

9/8/2004
10/25/2004

	M5	M5	M5 + 150	M5 + 150	M7	M7	M7 + 150	M7 + 150	M8	M8	M8 + 150
WAL	9.63	9.90	9.73	10.40	10.09	10.48	10.71	10.78	10.82	11.41	11.17
al Whtdown	15,261.05 (0.05%)	22,716.08 (0.07%)	5,501.78 (0.02%)	23,299.74 (0.07%)	10,267.08 (0.03%)	881.77 (0.00%)	17,439.47 (0.06%)	14,253.52 (0.05%)	12,420.15 (0.05%)	22,016.94 (0.09%)	4,012.88 (0.02%)
Mat Maturity)	315,777,432.45 (11.27%)	342,404,434.09 (12.22%)	304,795,773.07 (10.87%)	279,758,213.87 (9.98%)	271,193,177.04 (9.68%)	274,727,838.15 (9.80%)	209,406,535.90 (7.47%)	240,055,435.71 (8.56%)	246,338,510.98 (8.79%)	225,944,424.99 (8.06%)	212,464,615.03 (7.58%)
Mat Maturity)	695,456,273.69 (24.81%)	616,623,505.52 (22.00%)	671,289,755.83 (23.95%)	504,175,176.19 (17.99%)	596,897,391.04 (21.30%)	494,677,890.98 (17.65%)	461,238,285.32 (16.46%)	432,485,266.95 (15.43%)	542,158,081.54 (19.34%)	407,030,325.61 (14.52%)	467,853,818.91 (16.69%)
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	12.548 CDR	10.883 CDR	12.023 CDR	8.592 CDR	10.474 CDR	8.427 CDR	7.764 CDR	7.226 CDR	9.363 CDR	6.753 CDR	7.896 CDR
Loss Severity	45%	55%	45%	55%	45%	55%	45%	55%	45%	55%	45%
ber Advances	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
quidation Lag	12	12	12	12	12	12	12	12	12	12	12
LIBOR	FWD	FWD	FWD + 150	FWD + 150	FWD	FWD	FWD + 150	FWD + 150	FWD	FWD	FWD + 150
Triggers	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Long Beach Mortgage Loan Trust 2004-4 - Price/Yield - M10

Balance	$28,030,000.00	Delay	0
Coupon	4.6	Dated	9/8/2004
Settle	9/8/2004	First Payment	10/25/2004
Loss Severity	50%		
Servicer Advances	100%		
Liquidation Lag	6		
Delinq	100%		
Optional Redemption	Call (N)		

Price = 93-21+

Default	75 *hbk_cdr_loss_curve	100 *hbk_cdr_loss_curve	150 *hbk_cdr_loss_curve
75% HBK PPA			
Yield	9.020	8.697	8.784
Disc Margin	408	380	369
WAL for Princ Pmts	13.85	13.93	19.90
Principal Writedown	0.00%	0.00%	0.00%
Total Collat Loss	5.02%	6.47%	9.11%
100% HBK PPA			
Yield	8.987	8.565	8.613
Disc Margin	427	387	371
WAL for Princ Pmts	10.46	11.10	14.17
Principal Writedown	0.00%	0.00%	0.00%
Total Collat Loss	3.59%	4.66%	6.65%
1250% HBK PPA			
Yield	8.420	8.427	8.427
Disc Margin	402	399	382
WAL for Princ Pmts	8.34	8.67	10.25
Principal Writedown	0.00%	0.00%	0.00%
Total Collat Loss	2.62%	3.42%	4.94%

Long Beach Mortgage Loan Trust 2004-4 - Price/Yield - M11

Balance	$21,020,000.00	Delay	0
Coupon	4.6	Dated	9/8/2004
Settle	9/8/2004	First Payment	10/25/2004
Loss Severity	50%		
Servicer Advances	100%		
Liquidation Lag	6		
Delinq	100%		
Optional Redemption	Call (N)		

Price = 87-24+

Default	75 *hbk_cdr_loss_curve	100 *hbk_cdr_loss_curve	150 *hbk_cdr_loss_curve
75% HBK PPA			
Yield	9.827	9.474	3.719
Disc Margin	480	450	-93
WAL for Princ Pmts	15.06	15.43	28.17
Principal Writedown	0.00%	0.00%	94.54%
Total Collat Loss	5.02%	6.47%	9.11%
100% HBK PPA			
Yield	9.931	9.416	5.933
Disc Margin	510	460	105
WAL for Princ Pmts	11.48	12.57	20.02
Principal Writedown	0.00%	0.00%	59.22%
Total Collat Loss	3.59%	4.66%	6.65%
1250% HBK PPA			
Yield	9.416	9.384	8.804
Disc Margin	488	479	393
WAL for Princ Pmts	9.29	9.89	14.43
Principal Writedown	0.00%	0.00%	8.78%
Total Collat Loss	2.62%	3.42%	4.94%

Long Beach Mortgage Loan Trust 2004-4 - Price/Yield - M12

Balance	$25,226,000.00
Coupon	4.6
Settle	9/8/2004
Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	6
Delinq	100%
Optional Redemption	Call (N)

Delay	0
Dated	9/8/2004
First Payment	10/25/2004

Price = 79-16+

Default	75 *hbk_cdr_loss_curve	100 *hbk_cdr_loss_curve	150 *hbk_cdr_loss_curve
75% HBK PPA			
Yield	10.675	10.562	-17.705
Disc Margin	562	550	-2,215
WAL for Princ Pmts	16.62	17.67	0.00
Principal Writedown	0.00%	0.00%	100.00%
Total Collat Loss	5.02%	6.47%	9.11%
100% HBK PPA			
Yield	10.733	10.538	-18.571
Disc Margin	586	556	-2,299
WAL for Princ Pmts	12.82	15.17	0.00
Principal Writedown	0.00%	0.00%	100.00%
Total Collat Loss	3.59%	4.66%	6.65%
1250% HBK PPA			
Yield	10.743	10.585	-13.689
Disc Margin	603	578	-1,794
WAL for Princ Pmts	10.69	12.06	0.00
Principal Writedown	0.00%	0.00%	100.00%
Total Collat Loss	2.62%	3.42%	4.94%

Long Beach Mortgage Loan Trust 2004-4 - Price/Yield - B1

Balance	$28,029,000.00
Coupon	4.6
Settle	9/8/2004
Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	6
Delinq	100%
Optional Redemption	Call (N)

Delay	0
Dated	9/8/2004
First Payment	10/25/2004

Price = 80-30

Default	75 *hbk_cdr_loss_curve	100 *hbk_cdr_loss_curve	150 *hbk_cdr_loss_curve
75% HBK PPA			
Yield	10.314	9.542	-44.704
Disc Margin	522	448	-5,263
WAL for Princ Pmts	19.39	22.67	0.00
Principal Writedown	0.00%	26.79%	100.00%
Total Collat Loss	5.02%	6.47%	9.11%
100% HBK PPA			
Yield	10.309	5.158	-46.578
Disc Margin	533	28	-5,493
WAL for Princ Pmts	15.44	20.91	0.00
Principal Writedown	0.00%	66.98%	100.00%
Total Collat Loss	3.59%	4.66%	6.65%
1250% HBK PPA			
Yield	9.847	3.811	-47.660
Disc Margin	494	-101	-5,629
WAL for Princ Pmts	14.76	17.20	0.00
Principal Writedown	6.75%	64.99%	100.00%
Total Collat Loss	2.62%	3.42%	4.94%

Long Beach Mortgage Loan Trust 2004-4 - Price/Yield - M10

Balance	$28,030,000.00	Delay	0
Coupon	4.6	Dated	9/8/2004
Settle	9/8/2004	First Payment	10/25/2004
Loss Severity	50%		
Servicer Advances	100%		
Liquidation Lag	6		
Delinq	100%		
Optional Redemption	Call (N)		

Price = 93-21+

Default	75 *hbk_cdr_loss_curve	100 *hbk_cdr_loss_curve	150 *hbk_cdr_loss_curve
75% HBK PPA			
Yield	10.065	10.056	-38.702
Disc Margin	314	301	-4,735
WAL for Princ Pmts	15.66	20.26	0.00
Principal Writedown	0.00%	0.00%	100.00%
Total Collat Loss	5.03%	6.49%	9.14%
100% HBK PPA			
Yield	9.803	9.770	-28.706
Disc Margin	304	286	-3,591
WAL for Princ Pmts	12.58	15.35	0.00
Principal Writedown	0.00%	0.00%	100.00%
Total Collat Loss	3.59%	4.67%	6.66%
1250% HBK PPA			
Yield	9.484	9.462	-2.605
Disc Margin	296	281	-938
WAL for Princ Pmts	9.76	11.10	20.19
Principal Writedown	0.00%	0.00%	91.30%
Total Collat Loss	2.62%	3.43%	4.94%

Long Beach Mortgage Loan Trust 2004-4 - Price/Yield - M11

Balance	$21,020,000.00	Delay	0
Coupon	4.6	Dated	9/8/2004
Settle	9/8/2004	First Payment	10/25/2004
Loss Severity	50%		
Servicer Advances	100%		
Liquidation Lag	6		
Delinq	100%		
Optional Redemption	Call (N)		

Price = 87-24+

Default	75 *hbk_cdr_loss_curve	100 *hbk_cdr_loss_curve	150 *hbk_cdr_loss_curve
75% HBK PPA			
Yield	10.837	7.456	-52.657
Disc Margin	384	70	-6,441
WAL for Princ Pmts	17.75	26.65	0.00
Principal Writedown	0.00%	77.07%	100.00%
Total Collat Loss	5.03%	6.49%	9.14%
100% HBK PPA			
Yield	10.598	6.610	-46.801
Disc Margin	370	-18	-5,707
WAL for Princ Pmts	14.85	21.60	0.00
Principal Writedown	0.00%	64.38%	100.00%
Total Collat Loss	3.59%	4.67%	6.66%
1250% HBK PPA			
Yield	10.364	9.178	-39.243
Disc Margin	365	234	-4,796
WAL for Princ Pmts	11.58	15.65	0.00
Principal Writedown	0.00%	19.74%	100.00%
Total Collat Loss	2.62%	3.43%	4.94%

Long Beach Mortgage Loan Trust 2004-4 - Price/Yield - M12

Balance	$25,226,000.00	Delay	0
Coupon	4.6	Dated	9/8/2004
Settle	9/8/2004	First Payment	10/25/2004
Loss Severity	50%		
Servicer Advances	100%		
Liquidation Lag	6		
Delinq	100%		
Optional Redemption	Call (N)		

Price = 79-16+

Default	75 *hbk_cdr_loss_curve	100 *hbk_cdr_loss_curve	150 *hbk_cdr_loss_curve
75% HBK PPA			
Yield	11.931	-26.111	-68.864
Disc Margin	487	-3,324	-8,602
WAL for Princ Pmts	21.72	0.00	0.00
Principal Writedown	0.00%	100.00%	100.00%
Total Collat Loss	5.03%	6.49%	9.14%
100% HBK PPA			
Yield	10.128	-25.268	-65.465
Disc Margin	323	-3,207	-8,130
WAL for Princ Pmts	19.69	0.00	0.00
Principal Writedown	33.87%	100.00%	100.00%
Total Collat Loss	3.59%	4.67%	6.66%
1250% HBK PPA			
Yield	9.778	-19.098	-60.441
Disc Margin	295	-2,543	-7,451
WAL for Princ Pmts	15.82	0.00	0.00
Principal Writedown	26.81%	100.00%	100.00%
Total Collat Loss	2.62%	3.43%	4.94%

Long Beach Mortgage Loan Trust 2004-4 - Price/Yield - B1

Balance	$28,029,000.00	
Coupon	4.6	
Settle	9/8/2004	
Loss Severity	50%	
Servicer Advances	100%	
Liquidation Lag	6	
Delinq	100%	
Optional Redemption	Call (N)	

Delay	0	
Dated	9/8/2004	
First Payment	10/25/2004	

Price = 80-30

Default	75 *hbk_cdr_loss_curve	100 *hbk_cdr_loss_curve	150 *hbk_cdr_loss_curve
75% HBK PPA			
Yield	0.728	-71.061	-101.565
Disc Margin	-630	-8,919	NA
WAL for Princ Pmts	27.89	0.00	0.00
Principal Writedown	89.26%	100.00%	100.00%
Total Collat Loss	5.03%	6.49%	9.14%
100% HBK PPA			
Yield	-27.403	-69.005	-100.057
Disc Margin	-3,469	-8,629	NA
WAL for Princ Pmts	0.00	0.00	0.00
Principal Writedown	100.00%	100.00%	100.00%
Total Collat Loss	3.59%	4.67%	6.66%
1250% HBK PPA			
Yield	-33.983	-65.617	-98.174
Disc Margin	-4,196	-8,160	NA
WAL for Princ Pmts	0.00	0.00	0.00
Principal Writedown	100.00%	100.00%	100.00%
Total Collat Loss	2.62%	3.43%	4.94%

Long Beach Mortgage Loan Trust 2004-4 - Price/Yield - M10

Balance	$28,030,000.00	Delay	0
Coupon	4.6	Dated	9/8/2004
Settle	9/8/2004	First Payment	10/25/2004
Loss Severity	50%		
Servicer Advances	100%		
Liquidation Lag	6		
Delinq	100%		
Optional Redemption	Call (N)		

Price = 93-21+

Default	75 *hbk_cdr_loss_curve	100 *hbk_cdr_loss_curve	150 *hbk_cdr_loss_curve
75% HBK PPA			
Yield	9.941	9.943	-39.088
Disc Margin	313	301	-4,747
WAL for Princ Pmts	15.66	20.27	0.00
Principal Writedown	0.00%	0.00%	100.00%
Total Collat Loss	5.03%	6.49%	9.14%
100% HBK PPA			
Yield	9.666	9.645	-29.047
Disc Margin	303	286	-3,601
WAL for Princ Pmts	12.58	15.35	0.00
Principal Writedown	0.00%	0.00%	100.00%
Total Collat Loss	3.59%	4.67%	6.66%
1250% HBK PPA			
Yield	9.327	9.317	-2.746
Disc Margin	295	280	-941
WAL for Princ Pmts	9.76	11.11	20.20
Principal Writedown	0.00%	0.00%	91.34%
Total Collat Loss	2.62%	3.43%	4.94%

Long Beach Mortgage Loan Trust 2004-4 - Price/Yield - M11

Balance	$21,020,000.00	Delay	0
Coupon	4.6	Dated	9/8/2004
Settle	9/8/2004	First Payment	10/25/2004
Loss Severity	50%		
Servicer Advances	100%		
Liquidation Lag	6		
Delinq	100%		
Optional Redemption	Call (N)		

Price = 87-24+

Default	75 *hbk_cdr_loss_curve	100 *hbk_cdr_loss_curve	150 *hbk_cdr_loss_curve
75% HBK PPA			
Yield	10.707	7.310	-53.154
Disc Margin	382	67	-6,465
WAL for Princ Pmts	17.75	26.66	0.00
Principal Writedown	0.00%	77.13%	100.00%
Total Collat Loss	5.03%	6.49%	9.14%
100% HBK PPA			
Yield	10.459	6.467	-47.265
Disc Margin	368	-21	-5,728
WAL for Princ Pmts	14.85	21.61	0.00
Principal Writedown	0.00%	64.44%	100.00%
Total Collat Loss	3.59%	4.67%	6.66%
1250% HBK PPA			
Yield	10.209	9.036	-39.668
Disc Margin	364	231	-4,812
WAL for Princ Pmts	11.58	15.65	0.00
Principal Writedown	0.00%	19.80%	100.00%
Total Collat Loss	2.62%	3.43%	4.94%

Long Beach Mortgage Loan Trust 2004-4 - Price/Yield - M12

Balance	$25,226,000.00	Delay	0
Coupon	4.6	Dated	9/8/2004
Settle	9/8/2004	First Payment	10/25/2004
Loss Severity	50%		
Servicer Advances	100%		
Liquidation Lag	6		
Delinq	100%		
Optional Redemption	Call (N)		

Price = 79-16+

Default	75 *hbk_cdr_loss_curve	100 *hbk_cdr_loss_curve	150 *hbk_cdr_loss_curve
75% HBK PPA			
Yield	11.788	-26.537	-69.534
Disc Margin	484	-3,346	-8,649
WAL for Princ Pmts	21.72	0.00	0.00
Principal Writedown	0.00%	100.00%	100.00%
Total Collat Loss	5.03%	6.49%	9.14%
100% HBK PPA			
Yield	9.973	-25.678	-66.112
Disc Margin	319	-3,224	-8,174
WAL for Princ Pmts	19.69	0.00	0.00
Principal Writedown	33.92%	100.00%	100.00%
Total Collat Loss	3.59%	4.67%	6.66%
1250% HBK PPA			
Yield	9.615	-19.462	-61.052
Disc Margin	291	-2,557	-7,490
WAL for Princ Pmts	15.82	0.00	0.00
Principal Writedown	26.85%	100.00%	100.00%
Total Collat Loss	2.62%	3.43%	4.94%

Long Beach Mortgage Loan Trust 2004-4 - Price/Yield - B1

Balance	$28,029,000.00		Delay	0
Coupon	4.6		Dated	9/8/2004
Settle	9/8/2004		First Payment	10/25/2004
Loss Severity	50%			
Servicer Advances	100%			
Liquidation Lag	6			
Delinq	100%			
Optional Redemption	Call (N)			

Price = 80-30

Default	75 *hbk_cdr_loss_curve	100 *hbk_cdr_loss_curve	150 *hbk_cdr_loss_curve
75% HBK PPA			
Yield	0.604	-71.721	-102.458
Disc Margin	-634	-8,967	NA
WAL for Princ Pmts	27.90	0.00	0.00
Principal Writedown	89.29%	100.00%	100.00%
Total Collat Loss	5.03%	6.49%	9.14%
100% HBK PPA			
Yield	-27.770	-69.648	-100.930
Disc Margin	-3,485	-8,675	NA
WAL for Princ Pmts	0.00	0.00	0.00
Principal Writedown	100.00%	100.00%	100.00%
Total Collat Loss	3.59%	4.67%	6.66%
1250% HBK PPA			
Yield	-34.405	-66.228	-99.026
Disc Margin	-4,215	-8,201	NA
WAL for Princ Pmts	0.00	0.00	0.00
Principal Writedown	100.00%	100.00%	100.00%
Total Collat Loss	2.62%	3.43%	4.94%

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Long Beach Mortgage Loan Trust 2004-4 - Price/Yield - 2A1
KBC First Loss Analysis

Balance	$200,000,000.00		Delay	0
			Dated	9/8/2004
Settle	9/8/2004		First Payment	10/25/2004

WAL	2.00	2.38	2.05	2.46
Principal Writedown	160.07 (0.00%)	703.47 (0.00%)	169.62 (0.00%)	747.99 (0.00%)
Total Collat Loss	597,167,456.77 (21.31%)	664,927,926.65 (23.72%)	575,438,606.78 (20.53%)	613,306,258.07 (21.88%)
Price	Forward	Forward	Forward + 200bps	Forward + 200bps
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	29.777 CDR	14.691 CDR	27.879 CDR	13.116 CDR
Loss Severity	40%	70%	40%	70%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Delinq	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

Long Beach Mortgage Loan Trust 2004-4 - Price/Yield - M6
KBC First Loss Analysis

Balance	$35,036,000.00	
Settle	9/8/2004	

Delay	0
Dated	9/8/2004
First Payment	10/25/2004

WAL	12.19	13.59	12.57	14.13
Principal Writedown	7,725.21 (0.02%)	17,477.65 (0.05%)	9,302.08 (0.03%)	21,579.20 (0.06%)
Total Collat Loss	323,508,734.20 (11.54%)	371,596,025.98 (13.26%)	298,652,625.61 (10.66%)	316,162,282.06 (11.28%)
Price	Forward	Forward	Forward + 200bps	Forward + 200bps
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	11.791 CDR	6.986 CDR	10.617 CDR	5.764 CDR
Loss Severity	40%	70%	40%	70%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Delinq	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

Long Beach Mortgage Loan Trust 2004-4 - Price/Yield - M9
KBC First Loss Analysis

Balance	$23,820,000.00	Delay	0
Settle	9/8/2004	Dated	9/8/2004
		First Payment	10/25/2004

WAL	14.19	15.21	14.61	15.83
Principal Writedown	1,493.68 (0.01%)	13,662.07 (0.06%)	12,824.51 (0.05%)	39,388.51 (0.17%)
Total Collat Loss	244,510,803.78 (8.72%)	286,318,727.61 (10.22%)	219,128,541.73 (7.82%)	230,873,425.86 (8.24%)
Price	Forward	Forward	Forward + 200bps	Forward + 200bps
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	8.265 CDR	5.159 CDR	7.233 CDR	4.038 CDR
Loss Severity	40%	70%	40%	70%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Delinq	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

jage Loan Trust 2004-4 - BE Analysis

MKP

9/8/2004
10/25/2004

	M5	M5 + 200	M6	M6 + 200	M7	M7 + 200	M8	M8 + 200
WAL	11.70	12.60	12.02	12.90	12.80	13.68	13.83	
al Writedown	1,702.33 (0.01%)	1,866.18 (0.01%)	1,031.20 (0.00%)	2,555.41 (0.01%)	2,045.37 (0.01%)	1,095.24 (0.00%)	1,770.88 (0.01%)	189,42(
ollat Maturity	342,558,721.39 (12.22%)	281,012,191.05 (10.03%)	306,230,553.10 (10.93%)	245,464,664.21 (8.76%)	272,396,337.86 (9.72%)	213,941,917.41 (7.63%)	246,323,398.54 (8.79%)	416,694,
ollat Maturity	753,453,100.95 (26.88%)	618,322,268.12 (22.06%)	673,475,938.77 (24.03%)	540,058,606.60 (19.27%)	599,003,747.36 (21.37%)	470,666,268.56 (16.79%)	541,624,665.20 (19.32%)	
Prepay (ARM)	100 *MKP_ARM_PREPAY	100 *MKP_ARM_PREPAY	100 *MKP_ARM_PREPAY	100 *MKP_ARM_PREPAY	100 *MKP_ARM_PREPAY	100 *MKP_ARM_PREPAY	100 *MKP_ARM_PREPAY	100 *MKP
Prepay (FRM)	100 *MKP_FRM_PREPAY	100 *MKP_FRM_PREPAY	100 *MKP_FRM_PREPAY	100 *MKP_FRM_PREPAY	100 *MKP_FRM_PREPAY	100 *MKP_FRM_PREPAY	100 *MKP_FRM_PREPAY	100 *MKF
Default	195.4 *MKP_CDR	151.387 *MKP_CDR	168.918 *MKP_CDR	128.19 *MKP_CDR	145.78 *MKP_CDR	108.779 *MKP_CDR	128.871 *MKP_CDR	94
Loss Severity	45%	45%	45%	45%	45%	45%	45%	
cer Advances	100%	100%	100%	100%	100%	100%		
LIBOR	FWD	FWD + 200	FWD	FWD + 200	FWD	FWD + 200		
iquidation Lag	12	12	12	12	12	12		
Fail	Fail	Fail	Fail	Fail	Fail	Fail		
al Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)		

	M9	M9 + 200	M10	M10 + 200	M11	M11 + 200	M12	M12 + 20(
WAL	14.21	15.06	14.24	15.03	16.13	16.13	15.28	
al Writedown	1,321.90 (0.01%)	774.66 (0.00%)	1,936.75 (0.01%)	1,671.61 (0.01%)	2,048.73 (0.01%)	1,230.98 (0.01%)	1,043.85 (0.00%)	88,111
ollat Maturity	220,239,311.73 (7.86%)	164,901,203.01 (5.88%)	189,321,766.41 (6.75%)	135,917,967.45 (5.92%)	165,865,017.73 (5.92%)	114,227,875.57 (4.08%)	135,985,910.88 (4.85%)	193,79;
ollat Maturity	484,229,850.09 (17.28%)	362,731,138.21 (12.94%)	416,211,295.40 (14.85%)	298,953,385.23 (10.67%)	364,615,144.14 (13.01%)	251,230,508.67 (8.95%)	288,903,268.87 (10.66%)	
Prepay (ARM)	100 *MKP_ARM_PREPAY	100 *MKP_ARM_PREPAY	100 *MKP_ARM_PREPAY	100 *MKP_ARM_PREPAY	100 *MKP_ARM_PREPAY	100 *MKP_ARM_PREPAY	100 *MKP_ARM_PREPAY	100 *MKP
Prepay (FRM)	100 *MKP_FRM_PREPAY	100 *MKP_FRM_PREPAY	100 *MKP_FRM_PREPAY	100 *MKP_FRM_PREPAY	100 *MKP_FRM_PREPAY	100 *MKP_FRM_PREPAY	100 *MKP_FRM_PREPAY	100 *MKF
Default	112.699 *MKP_CDR	80.543 *MKP_CDR	94.428 *MKP_CDR	64.88 *MKP_ARSIW8_CDR	81.173 *MKP_CDR	53.617 *MKP_CDR	64.996 *MKP_CDR	40.
Loss Severity	45%	45%	45%	45%	45%	45%	45%	
cer Advances	100%	100%	100%	100%	100%	100%	100%	
LIBOR	FWD	FWD + 200	FWD	FWD + 200	FWD	FWD + 200	FWD	
iquidation Lag	12	12	12	12	12	12	12	
Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	
al Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Long Beach Mortgage Loan Trust 2004-4 - BE Analysis

MKP

Settle: 9/8/2004
First Payment: 10/25/2004

	M7	M7 + 200	M8	M8 + 200	M9	M9 + 200
WAL	5.46	5.80	5.55	5.88	5.71	6.05
Principal Writedown	14,107.20 (0.05%)	18,174.55 (0.06%)	24,136.17 (0.10%)	23,446.81 (0.10%)	14,081.23 (0.06%)	15,230.80 (0.06%)
Total Collat Loss (Collat Maturity)	317,521,457.57 (11.33%)	244,012,872.00 (8.71%)	291,742,484.86 (10.41%)	217,479,462.73 (7.76%)	264,656,876.84 (9.44%)	189,833,127.22 (6.77%)
Total Collat Liquidation (Collat Maturity)	698,740,643.76 (24.93%)	537,113,864.19 (19.16%)	641,959,670.51 (22.90%)	478,674,080.91 (17.08%)	582,309,492.47 (20.78%)	417,791,290.88 (14.91%)
Prepay (ARM)	100 *MKP_ARM_PREPAY	100 *MKP_ARM_PREPAY	100 *MKP_ARM_PREPAY	100 *MKP_ARM_PREPAY	100 *MKP_ARM_PREPAY	100 *MKP_ARM_PREPAY
Prepay (FRM)	100 *MKP_FRM_PREPAY	100 *MKP_FRM_PREPAY	100 *MKP_FRM_PREPAY	100 *MKP_FRM_PREPAY	100 *MKP_FRM_PREPAY	100 *MKP_FRM_PREPAY
Default	9.834 CDR	7.167 CDR	8.87 CDR	6.272 CDR	7.894 CDR	5.373 CDR
Loss Severity	45%	45%	45%	45%	45%	45%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
LIBOR	FWD	FWD + 200	FWD	FWD + 200	FWD	FWD + 200
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

age Loan Trust 2004-4 - BE Analysis M7

RABO

9/8/2004
10/25/2004

WAL	16.16	16.99	12.84	13.48	9.64	10.02	18.14	18.69	14.20	14.65	10.45
al Writedown	20,297.41 (0.07%)	4,080.56 (0.01%)	1,296.36 (0.00%)	3,314.38 (0.01%)	17,876.69 (0.06%)	70.42 (0.00%)	1,976.85 (0.01%)	757.03 (0.00%)	12,354.80 (0.04%)	37,521.36 (0.12%)	20,623.42 (0.07%)
ollat Maturity)	346,861,170.12 (12.38%)	303,900,954.08 (10.84%)	290,703,883.77 (10.37%)	248,820,869.22 (8.88%)	241,954,423.82 (8.63%)	205,556,962.35 (7.33%)	373,530,722.21 (13.33%)	327,353,767.09 (11.68%)	305,029,252.51 (10.88%)	260,900,711.03 (9.31%)	248,002,702.56 (8.85%)
ollat Maturity)	858,356,547.73 (30.62%)	752,080,218.30 (26.83%)	719,876,694.81 (25.68%)	616,223,823.74 (21.99%)	599,489,324.41 (21.39%)	509,354,869.16 (18.17%)	568,506,726.66 (20.28%)	498,276,145.75 (17.78%)	464,682,775.08 (16.58%)	397,516,762.77 (14.18%)	378,068,468.08 (13.49%)
repay (ARM)	75 *LB_RABO_ARM	75 *LB_RABO_ARM	100 *LB_RABO_ARM	100 *LB_RABO_ARM	135 *LB_RABO_ARM	135 *LB_RABO_ARM	75 *LB_RABO_ARM	75 *LB_RABO_ARM	100 *LB_RABO_ARM	100 *LB_RABO_ARM	135 *LB_RABO_ARM
repay (FRM)	75 *LB_RABO_FRM	75 *LB_RABO_FRM	100 *LB_RABO_FRM	100 *LB_RABO_FRM	135 *LB_RABO_FRM	135 *LB_RABO_FRM	75 *LB_RABO_FRM	75 *LB_RABO_FRM	100 *LB_RABO_FRM	100 *LB_RABO_FRM	135 *LB_RABO_FRM
Default	9.636 CDR	8.079 CDR	10.146 CDR	8.367 CDR	11.032 CDR	9.127 CDR	5.701 CDR	4.865 CDR	5.999 CDR	5.016 CDR	6.530 CDR
Loss Severity	40%	40%	40%	40%	40%	40%	65%	65%	65%	65%	65%
cer Advances	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
LIBOR	Forward LIBOR	Flat 1-12 Spike 400	Forward LIBOR	Flat 1-12 Spike 400	Forward LIBOR	Flat 1-12 Spike 400	Forward LIBOR	Flat 1-12 Spike 400	Forward LIBOR	Flat 1-12 Spike 400	Forward LIBOR
iquidation Lag	12	12	12	12	12	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
al Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

age Loan Trust 2004-4 - BE Analysis M8   RABO

9/8/2004
10/25/2004

WAL	17.32	18.18	13.79	14.46	10.34	10.76	19.22	19.77	15.08	15.55	11.13
al Writedown	16,069.14 (0.07%)	23,886.73 (0.10%)	8,439.46 (0.04%)	17,959.16 (0.08%)	1,056.37 (0.00%)	14,431.13 (0.06%)	21,914.95 (0.09%)	9,756.81 (0.04%)	6,798.48 (0.03%)	18,999.13 (0.08%)	29,006.63 (0.12%)
Collat Maturity)	323,343,014.93 (11.54%)	279,618,172.80 (9.98%)	266,407,023.35 (9.50%)	224,192,935.86 (8.00%)	217,232,684.48 (7.75%)	180,864,882.05 (6.45%)	347,559,726.28 (12.40%)	300,798,009.67 (10.73%)	279,193,446.31 (9.96%)	234,494,644.26 (8.37%)	222,525,183.48 (7.94%)
Collat Maturity)	800,067,534.84 (28.54%)	691,902,047.26 (24.69%)	659,660,868.87 (23.53%)	555,189,222.14 (19.81%)	538,208,971.67 (19.20%)	448,148,580.04 (15.99%)	528,934,460.61 (18.87%)	457,813,590.95 (16.33%)	425,302,196.97 (15.17%)	357,264,531.27 (12.75%)	339,217,844.40 (12.10%)
Prepay (ARM)	75 *LB_RABO_ARM	75 *LB_RABO_ARM	100 *LB_RABO_ARM	100 *LB_RABO_ARM	135 *LB_RABO_ARM	135 *LB_RABO_ARM	75 *LB_RABO_ARM	75 *LB_RABO_ARM	100 *LB_RABO_ARM	100 *LB_RABO_ARM	135 *LB_RABO_ARM
Prepay (FRM)	75 *LB_RABO_FRM	75 *LB_RABO_FRM	100 *LB_RABO_FRM	100 *LB_RABO_FRM	135 *LB_RABO_FRM	135 *LB_RABO_FRM	75 *LB_RABO_FRM	75 *LB_RABO_FRM	100 *LB_RABO_FRM	100 *LB_RABO_FRM	135 *LB_RABO_FRM
Default	8.771 CDR	7.26 CDR	9.101 CDR	7.382 CDR	9.729 CDR	7.891 CDR	5.228 CDR	4.406 CDR	5.42 CDR	4.45 CDR	5.796 CDR
Loss Severity	40%	40%	40%	40%	40%	40%	65%	65%	65%	65%	65%
cer Advances	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
LIBOR	Forward LIBOR	Flat 1-12 Spike 400	Forward LIBOR	Flat 1-12 Spike 400	Forward LIBOR	Flat 1-12 Spike 400	Forward LIBOR	Flat 1-12 Spike 400	Forward LIBOR	Flat 1-12 Spike 400	Forward LIBOR
iquidation Lag	12	12	12	12	12	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
al Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

18
281

age Loan Trust 2004-4 - BE Analysis M9

RABO

9/8/2004
10/25/2004

WAL	17.72	18.59	14.14	14.80	10.61	11.02	19.48	20.02	15.31	15.76	11.30
al Whitedown	3,782.60 (0.02%)	24,586.41 (0.10%)	11,474.83 (0.05%)	14,435.70 (0.06%)	11,000.53 (0.05%)	18,570.66 (0.08%)	47,742.99 (0.20%)	44,571.70 (0.19%)	13,937.21 (0.06%)	15,104.20 (0.06%)	29,591.67 (0.12%)
Collat Maturity)	298,723,346.10 (10.66%)	253,509,994.57 (9.04%)	241,565,835.61 (8.62%)	197,783,424.50 (7.06%)	192,154,030.11 (6.86%)	154,976,944.16 (5.53%)	320,471,313.93 (11.43%)	272,244,333.50 (9.71%)	252,768,988.05 (9.02%)	206,564,518.22 (7.37%)	196,741,767.70 (7.02%)
Collat Maturity)	739,060,194.09 (26.37%)	627,214,053.29 (22.38%)	598,104,358.22 (21.34%)	489,748,522.70 (17.47%)	476,050,014.68 (16.98%)	383,983,896.93 (13.70%)	487,666,066.74 (17.40%)	414,314,301.45 (14.78%)	385,028,339.20 (13.74%)	314,693,480.80 (11.23%)	299,903,325.46 (10.70%)
Prepay (ARM)	75 *LB_RABO_ARM	75 *LB_RABO_ARM	100 *LB_RABO_ARM	100 *LB_RABO_ARM	135 *LB_RABO_ARM	135 *LB_RABO_ARM	75 *LB_RABO_ARM	75 *LB_RABO_ARM	100 *LB_RABO_ARM	100 *LB_RABO_ARM	135 *LB_RABO_ARM
Prepay (FRM)	75 *LB_RABO_FRM	75 *LB_RABO_FRM	100 *LB_RABO_FRM	100 *LB_RABO_FRM	135 *LB_RABO_FRM	135 *LB_RABO_FRM	75 *LB_RABO_FRM	75 *LB_RABO_FRM	100 *LB_RABO_FRM	100 *LB_RABO_FRM	135 *LB_RABO_FRM
Default	7.908 CDR	6.421 CDR	8.077 CDR	6.37 CDR	8.453 CDR	6.64 CDR	4.749 CDR	3.927 CDR	4.843 CDR	3.867 CDR	5.069 CDR
Loss Severity	40%	40%	40%	40%	40%	40%	65%	65%	65%	65%	65%
cer Advances	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
LIBOR	Forward LIBOR	Flat 1-12 Spike 400	Forward LIBOR	Flat 1-12 Spike 400	Forward LIBOR	Flat 1-12 Spike 400	Forward LIBOR	Flat 1-12 Spike 400	Forward LIBOR	Flat 1-12 Spike 400	Forward LIBOR
iquidation Lag	12	12	12	12	12	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
al Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

15
24

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

✖ RBS Greenwich Capital

Looking for the % of UPB in each of the cells below

Each of the FICO/LTV strat groups will add up to 100%

1st mortgages

LTV	FICO >700	651-700	601-650	551-600	501-550	450-500	<450	Total
>100	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
90.01-100	0.53	1.28	2.99	1.05	0.01	0.00	0.00	5.87
80.01-90	1.53	3.32	5.26	5.59	2.80	0.08	0.00	18.58
70.01-80	13.01	22.31	17.79	8.56	3.94	0.07	0.01	65.69
60-70	0.83	1.06	1.58	1.49	1.23	0.03	0.02	6.24
<60	0.66	0.83	0.87	0.70	0.55	0.01	0.00	3.63
	16.56	28.80	28.49	17.40	8.53	0.19	0.03	100.00

2nd Mortgages

LTV	FICO >700	651-700	601-650	551-600	501-550	450-500	<450	Total
>100								0.00
90.01-100								0.00
80.01-90								0.00
70.01-80								0.00
60-70								0.00
<60								0.00
	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Loss Coverage

	moodys	fitch	s&p Fixed	ARM
BBB+	8.60%	7.25%	2.50%	5.50%
BBB	7.60%	6.25%	2.25%	5.00%
BBB-	6.75%	5.50%	2.00%	4.25%
BB	5.20%	4.00%	1.30%	3.00%
B	3.75%		0.60%	1.40%

Product	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
2/28 LIBOR	6,912	$1,290,573,939.78	0.46	621	81.15
2/28 LIBOR I/O	3,461	$953,564,966.05	0.34	657	80.18
3/27 LIBOR	332	$65,916,052.17	0.02	653	80.31
3/27 LIBOR I/O	150	$39,639,244.31	0.01	658	79.72
5/25 LIBOR	86	$16,342,726.83	0.01	650	78.39
5/25 LIBOR I/O	123	$27,999,526.56	0.01	673	80.22
6 Month LIBOR	22	$6,057,489.98	0.00	585	84.06
Fixed Rate	2,512	$402,811,671.65	0.14	661	75.98
Total	13,598	$2,802,905,617.33	1.00	641	80.02

Amortization	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
Fully Amortizing	9,864	$1,781,701,880.41	0.64	632	79.94
Interest Only	3,734	$1,021,203,736.92	0.36	657	80.16
Total	13,598	$2,802,905,617.33	1.00	641	80.02

Prepayment Penalty	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
No Prepayment Penalty	3,832	$734,407,294.75	0.26	640	80.16
Prepayment Penalty	9,766	$2,068,498,322.58	0.74	641	79.97
Total	13,598	$2,802,905,617.33	1.00	641	80.02

Range Of Principal Balance as of Cut-Off Date	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
0.01- 50,000.00	635	$26,247,931.93	0.01	614	77.29
50,000.01- 100,000.00	2,322	$175,632,753.94	0.06	618	79.40
100,000.01- 150,000.00	2,844	$354,132,699.79	0.13	629	80.13
150,000.01- 200,000.00	2,199	$384,933,944.17	0.14	635	79.93
200,000.01- 250,000.00	1,654	$370,706,995.04	0.13	642	79.99
250,000.01- 300,000.00	1,196	$328,372,824.52	0.12	647	80.95
300,000.01- 350,000.00	848	$274,735,734.22	0.10	652	80.42
350,000.01- 400,000.00	716	$268,600,759.93	0.10	660	80.47
400,000.01- 450,000.00	407	$173,732,157.46	0.06	650	81.03
450,000.01- 500,000.00	273	$130,287,682.19	0.05	652	80.52
500,000.01- 550,000.00	148	$77,738,151.59	0.03	640	80.70
550,000.01- 600,000.00	130	$74,887,424.11	0.03	633	81.39
600,000.01- 650,000.00	74	$46,668,854.00	0.02	637	77.45
650,000.01- 700,000.00	50	$33,914,434.58	0.01	619	78.74
700,000.01- 750,000.00	41	$30,002,105.46	0.01	638	73.79
750,000.01- 800,000.00	22	$17,084,957.88	0.01	618	74.96
800,000.01- 850,000.00	16	$13,354,783.12	0.00	611	75.08
850,000.01- 900,000.00	5	$4,397,946.59	0.00	652	76.37
900,000.01- 950,000.00	5	$4,675,327.76	0.00	660	69.69
950,000.01- 1,000,000.00	13	$12,798,149.05	0.00	630	65.72
Total	13,598	$2,802,905,617.33	1.00	641	80.02

Original Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
120	1	$60,554.35	0.00	557	85.00
180	296	$39,067,186.87	0.01	671	68.20
240	26	$4,148,886.43	0.00	628	69.99
360	13,275	$2,759,628,989.68	0.98	640	80.20
Total	13,598	$2,802,905,617.33	1.00	641	80.02

Range Of Remaining Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
61- 120	1	$60,554.35	0.00	557	85.00
121- 180	296	$39,067,186.87	0.01	671	68.20
181- 240	26	$4,148,886.43	0.00	628	69.99
301- 360	13,275	$2,759,628,989.68	0.98	640	80.20
Total	13,598	$2,802,905,617.33	1.00	641	80.02

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
2-4 Units	881	$211,889,633.69	0.08	661	79.77
Condominium	983	$192,714,054.54	0.07	654	80.65
PUD	1,506	$345,728,739.96	0.12	635	80.68
Single Family	10,191	$2,047,619,955.77	0.73	639	79.87
Townhouse	37	$4,953,233.37	0.00	635	82.78
Total	13,598	$2,802,905,617.33	1.00	641	80.02

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
Non-owner	1,405	$169,312,243.12	0.06	664	76.13
Owner Occupied	12,110	$2,617,791,014.64	0.93	639	80.28
Second Home	83	$15,802,359.57	0.01	650	78.49
Total	13,598	$2,802,905,617.33	1.00	641	80.02

Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
Cash Out Refinance	5,447	$1,087,132,711.42	0.39	620	78.20
Purchase	7,257	$1,524,463,913.36	0.54	658	81.56
Rate/Term Refinance	894	$191,308,992.55	0.07	622	78.04
Total	13,598	$2,802,905,617.33	1.00	641	80.02

Range Of Original Loan-to-Value Ratio	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
10.00- 15.00	1	$162,000.00	0.00	742	14.09
15.01- 20.00	3	$134,797.51	0.00	599	18.00
20.01- 25.00	7	$591,383.67	0.00	591	23.40
25.01- 30.00	22	$2,936,530.82	0.00	671	28.17
30.01- 35.00	35	$4,522,016.26	0.00	654	32.00
35.01- 40.00	48	$7,294,103.52	0.00	643	37.95
40.01- 45.00	53	$8,817,029.25	0.00	643	42.79
45.01- 50.00	101	$16,775,793.03	0.01	640	47.84
50.01- 55.00	130	$23,894,189.44	0.01	625	52.90
55.01- 60.00	185	$36,543,925.12	0.01	626	57.94
60.01- 65.00	381	$74,806,545.19	0.03	612	63.39
65.01- 70.00	489	$99,983,919.98	0.04	620	68.89
70.01- 75.00	804	$157,557,418.26	0.06	624	74.10
75.01- 80.00	7,920	$1,683,603,789.88	0.60	655	79.86
80.01- 85.00	1,021	$219,301,926.41	0.08	600	84.51
85.01- 90.00	1,468	$301,514,138.11	0.11	622	89.66
90.01- 95.00	573	$110,456,068.81	0.04	629	94.78
95.01-100.00	357	$54,010,042.07	0.02	652	99.94
Total	13,598	$2,802,905,617.33	1.00	641	80.02

STATE	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
Alabama	139	$15,437,301.60	0.01	618	82.08
Alaska	46	$9,428,123.05	0.00	642	84.07
Arizona	113	$17,126,433.39	0.01	626	81.20
Arkansas	79	$8,181,574.02	0.00	617	89.28
California	4,772	$1,365,255,676.97	0.49	654	78.78
Colorado	744	$141,687,971.03	0.05	636	80.82
Connecticut	124	$25,825,464.78	0.01	652	80.61
Delaware	5	$773,628.41	0.00	588	76.60
District of Columbia	4	$992,250.00	0.00	598	74.15
Florida	969	$153,794,001.16	0.05	632	81.69
Georgia	461	$69,282,482.69	0.02	636	80.96
Hawaii	15	$5,423,347.82	0.00	639	78.78
Idaho	10	$1,500,769.79	0.00	648	82.19
Illinois	496	$88,960,479.40	0.03	629	82.36
Indiana	100	$7,060,669.95	0.00	599	79.97
Iowa	36	$3,541,164.74	0.00	619	84.22
Kansas	5	$366,963.44	0.00	565	80.46
Kentucky	53	$5,149,375.75	0.00	608	81.14
Louisiana	138	$14,042,186.07	0.01	606	84.42
Maine	5	$665,680.57	0.00	593	85.15
Maryland	143	$30,304,683.58	0.01	626	82.02
Massachusetts	138	$33,701,144.22	0.01	632	77.81
Michigan	258	$34,114,342.12	0.01	609	82.63
Minnesota	80	$13,247,534.28	0.00	618	83.42
Missouri	148	$12,329,249.82	0.00	618	83.84
Montana	18	$2,708,951.01	0.00	626	83.19
Nebraska	70	$6,916,581.87	0.00	625	83.63
Nevada	118	$26,175,049.16	0.01	631	80.94
New Hampshire	16	$3,235,021.04	0.00	619	79.22
New Jersey	297	$70,922,041.86	0.03	606	78.01
New Mexico	98	$13,388,107.91	0.00	600	83.13
New York	290	$86,511,009.33	0.03	643	79.00
North Carolina	250	$30,096,346.07	0.01	614	82.64
North Dakota	4	$187,953.94	0.00	607	81.93
Ohio	238	$25,316,466.38	0.01	612	86.06
Oklahoma	80	$7,437,395.79	0.00	615	82.56
Oregon	279	$50,169,216.17	0.02	640	81.02
Pennsylvania	135	$15,319,784.26	0.01	600	82.83
Rhode Island	30	$6,025,937.18	0.00	627	84.92
South Carolina	73	$8,763,886.09	0.00	599	81.70
South Dakota	11	$1,153,088.54	0.00	614	80.61
Tennessee	236	$21,537,002.80	0.01	623	80.96
Texas	1,225	$163,729,425.57	0.06	627	80.42
Utah	179	$30,507,121.52	0.01	644	82.32
Vermont	2	$249,316.92	0.00	571	74.16
Virginia	160	$40,903,896.25	0.01	627	80.71
Washington	604	$119,577,167.19	0.04	638	81.26
West Virginia	10	$1,289,091.20	0.00	566	85.25
Wisconsin	80	$10,760,259.98	0.00	620	82.16
Wyoming	14	1833000.65	0.00	640	82.33
Total	**13,598**	**$2,802,905,617.33**	**1.00**	**641**	**80.02**

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
Full Documentation	9,066	$1,757,451,435.01	0.63	623	81.26
Limited Documentation	36	$7,878,709.46	0.00	620	77.32
Stated Income Documentation	4,496	$1,037,575,472.86	0.37	672	77.94
Total	**13,598**	**$2,802,905,617.33**	**1.00**	**641**	**80.02**

Lien	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
First Lien	13,598	$2,802,905,617.33	1.00	641	80.02
Total	**13,598**	**$2,802,905,617.33**	**1.00**	**641**	**80.02**

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
A	12,663	$2,642,591,255.57	0.94	646	80.35
B	548	$97,606,632.58	0.03	561	77.90
C	249	$45,063,939.69	0.02	553	72.88
D	138	$17,643,789.49	0.01	543	60.26
Total	**13,598**	**$2,802,905,617.33**	**1.00**	**641**	**80.02**

Range of FICO Scores	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
Not Available	2	$786,471.87	0.00	0	69.49
451-500	36	$5,384,850.39	0.00	491	79.11
501-550	1,446	$239,032,357.63	0.09	529	77.42
551-600	2,588	$487,773,850.90	0.17	578	80.58
601-650	3,882	$798,535,944.57	0.28	628	81.21
651-700	3,628	$807,162,537.45	0.29	672	79.88
701-750	1,512	$344,233,514.92	0.12	722	79.28
751-800	490	$116,790,614.50	0.04	769	78.09
801-850	14	$3,205,475.10	0.00	806	80.31
Total	**13,598**	**$2,802,905,617.33**	**1.00**	**641**	**80.02**

Range Of Gross Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
4.001- 5.000	221	$59,347,686.59	0.02	690	77.12
5.001- 6.000	2,609	$675,293,322.81	0.24	675	78.14
6.001- 7.000	5,318	$1,206,479,414.27	0.43	651	80.02
7.001- 8.000	3,290	$592,236,844.52	0.21	613	82.05
8.001- 9.000	1,363	$189,732,122.72	0.07	570	82.31
9.001- 10.000	532	$56,892,146.69	0.02	551	81.02
10.001- 11.000	200	$17,795,572.04	0.01	530	69.79
11.001- 12.000	50	$4,232,931.66	0.00	524	66.15
12.001- 13.000	15	$895,576.03	0.00	520	68.48
Total	**13,598**	**$2,802,905,617.33**	**1.00**	**641**	**80.02**

Range Of Maximum Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
10.001- 11.000	207	$56,710,552.81	0.02	689	77.65
11.001- 12.000	2,258	$596,074,520.06	0.21	673	79.28
12.001- 13.000	4,361	$1,020,287,060.59	0.36	647	80.74
13.001- 14.000	2,601	$500,841,290.06	0.18	606	82.52
14.001- 15.000	1,050	$158,660,549.19	0.06	563	82.56
15.001- 16.000	413	$48,646,153.44	0.02	546	80.68
16.001- 17.000	158	$15,280,052.63	0.01	526	68.73
17.001- 18.000	32	$3,179,657.17	0.00	517	64.39
18.001- 19.000	6	$414,109.73	0.00	512	65.44
Total	**11,086**	**$2,400,093,945.68**	**1.00**	**638**	**80.69**

Range Of Minimum Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
4.001- 5.000	208	$57,047,728.06	0.02	688	77.67
5.001- 6.000	2,269	$599,556,399.05	0.21	673	79.29
6.001- 7.000	4,378	$1,023,542,606.77	0.37	647	80.75
7.001- 8.000	2,582	$495,360,791.00	0.18	606	82.55
8.001- 9.000	1,045	$157,870,747.60	0.06	562	82.52
9.001- 10.000	410	$48,119,301.36	0.02	545	80.62
10.001- 11.000	157	$15,053,968.06	0.01	526	68.56
11.001- 12.000	31	$3,128,294.05	0.00	518	64.13
12.001- 13.000	6	$414,109.73	0.00	512	65.44
Total	**11,086**	**$2,400,093,945.68**	**1.00**	**638**	**80.69**

Range Of Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
3.501- 4.000	1	$89,920.20	0.00	596	32.73
4.001- 4.500	1,005	$241,930,220.03	0.09	679	81.22
4.501- 5.000	8,786	$1,899,268,633.09	0.68	641	81.08
5.001- 5.500	5	$538,108.49	0.00	662	83.81
5.501- 6.000	743	$149,678,110.47	0.05	558	79.46
6.001- 6.500	16	$1,687,398.59	0.00	548	81.12
6.501- 7.000	529	$106,571,554.81	0.04	599	74.44
7.501- 8.000	1	$330,000.00	0.00	717	77.65
Total	**11,086**	**$2,400,093,945.68**	**1.00**	**638**	**80.69**

Next Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
09/01/04	1	$586,010.59	0.00	663	95.00
10/01/04	1	$202,327.52	0.00	762	80.00
11/01/04	1	$134,664.10	0.00	512	85.00
12/01/04	8	$1,995,651.35	0.00	583	82.85
01/01/05	4	$710,612.65	0.00	595	81.23
02/01/05	11	$3,179,551.11	0.00	571	83.94
03/01/05	1	$245,514.42	0.00	655	80.00
04/01/05	1	$44,274.04	0.00	656	80.00
05/01/05	1	$201,216.79	0.00	672	80.00
06/01/05	3	$317,889.96	0.00	647	87.74
07/01/05	33	$6,267,877.34	0.00	648	80.18
08/01/05	103	$22,356,343.60	0.01	638	79.48
09/01/05	129	$24,945,587.06	0.01	631	79.85
10/01/05	72	$14,252,672.83	0.01	634	78.62
11/01/05	11	$2,330,336.28	0.00	639	81.96
12/01/05	10	$2,431,932.35	0.00	561	82.85
01/01/06	9	$1,367,177.66	0.00	592	76.53
02/01/06	45	$8,329,598.80	0.00	617	79.19
03/01/06	31	$6,341,880.76	0.00	635	79.26
04/01/06	199	$41,492,107.57	0.01	623	80.81
05/01/06	583	$130,667,428.44	0.05	629	79.90
06/01/06	3,185	$706,982,193.71	0.25	635	81.12
07/01/06	1,762	$395,818,577.68	0.14	639	80.79
08/01/06	4,192	$879,645,513.44	0.31	638	80.65
09/01/06	7	$852,706.54	0.00	629	80.40
10/01/06	2	$194,060.56	0.00	562	50.16
02/01/07	1	$102,925.39	0.00	628	90.00
03/01/07	2	$912,558.15	0.00	715	70.94
04/01/07	5	$908,671.50	0.00	581	78.41
05/01/07	28	$6,305,488.35	0.00	628	79.11
06/01/07	172	$41,300,666.56	0.01	653	80.20
07/01/07	99	$21,281,985.19	0.01	678	79.61
08/01/07	165	$33,045,690.00	0.01	649	80.74
02/01/09	1	$123,336.71	0.00	651	80.00
04/01/09	2	$293,652.95	0.00	670	77.74
05/01/09	11	$2,686,968.05	0.00	639	78.20
06/01/09	98	$20,910,733.45	0.01	676	79.67
07/01/09	35	$8,474,844.23	0.00	649	80.09
08/01/09	62	$11,852,718.00	0.00	660	79.29
Total	**11,086**	**$2,400,093,945.68**	**1.00**	**638**	**80.69**

Intial Periodic Cap	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
1.000	10,331	$2,236,382,931.15	0.80	636	80.73
2.000	2	$517,027.24	0.00	560	81.68
3.000	753	$163,193,987.29	0.06	657	80.18
Total	**11,086**	**$2,400,093,945.68**	**1.00**	**638**	**80.69**

Periodic Cap	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
1.000	11,086	$2,400,093,945.68	0.86	638	80.69
Total	**11,086**	**$2,400,093,945.68**	**1.00**	**638**	**80.69**

Product	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
2/28 LIBOR I/O	3,461	$953,564,966.05	93.38%	657	80.18
3/27 LIBOR I/O	150	$39,639,244.31	3.88%	658	79.72
5/25 LIBOR I/O	123	$27,999,526.56	2.74%	673	80.22
Total	3,734	$1,021,203,736.92	100.00%	657	80.16

Amortization	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
Interest Only	3,734	$1,021,203,736.92	100.00%	657	80.16
Total	3,734	$1,021,203,736.92	100.00%	657	80.16

Prepayment Penalty	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
No Prepayment Penalty	614	$161,041,596.62	15.77%	666	80.73
Prepayment Penalty	3,120	$860,162,140.30	84.23%	655	80.05
Total	3,734	$1,021,203,736.92	100.00%	657	80.16

Range Of Principal Balance as of Cut-Off Date	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
0.01- 50,000.00	13	$580,040.00	0.06%	650	77.29
50,000.01- 100,000.00	162	$13,303,084.93	1.30%	645	78.86
100,000.01- 150,000.00	486	$61,733,183.94	6.05%	650	79.73
150,000.01- 200,000.00	611	$107,765,721.48	10.55%	655	80.16
200,000.01- 250,000.00	584	$131,538,608.91	12.88%	656	80.65
250,000.01- 300,000.00	532	$146,426,712.57	14.34%	659	80.32
300,000.01- 350,000.00	403	$130,557,479.89	12.78%	663	80.40
350,000.01- 400,000.00	373	$139,730,005.45	13.68%	670	79.70
400,000.01- 450,000.00	219	$93,403,149.51	9.15%	653	81.24
450,000.01- 500,000.00	140	$67,046,878.08	6.57%	658	80.74
500,000.01- 550,000.00	70	$36,837,917.73	3.61%	653	80.68
550,000.01- 600,000.00	54	$31,159,162.93	3.05%	653	81.00
600,000.01- 650,000.00	34	$21,474,957.56	2.10%	650	78.07
650,000.01- 700,000.00	22	$14,880,525.43	1.46%	633	77.08
700,000.01- 750,000.00	13	$9,514,026.51	0.93%	617	76.20
750,000.01- 800,000.00	7	$5,365,032.00	0.53%	610	77.96
800,000.01- 850,000.00	4	$3,349,750.00	0.33%	645	73.49
850,000.01- 900,000.00	2	$1,760,000.00	0.17%	699	80.00
900,000.01- 950,000.00	2	$1,859,000.00	0.18%	698	65.52
950,000.01- 1,000,000.00	3	$2,918,500.00	0.29%	605	77.93
Total	3,734	$1,021,203,736.92	100.00%	657	80.16

Original Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
360	3,734	$1,021,203,736.92	100.00%	657	80.16
Total	3,734	$1,021,203,736.92	100.00%	657	80.16

Range Of Remaining Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
301- 360	3,734	$1,021,203,736.92	100.00%	657	80.16
Total	3,734	$1,021,203,736.92	100.00%	657	80.16

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
2-4 Units	180	$56,959,098.01	5.58%	678	79.49
Condominium	412	$96,996,541.64	9.50%	667	80.10
PUD	519	$140,630,423.10	13.77%	646	80.68
Single Family	2,617	$725,563,924.18	71.05%	656	80.12
Townhouse	6	$1,053,749.99	0.10%	640	80.66
Total	3,734	$1,021,203,736.92	100.00%	657	80.16

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
Non-owner	247	$46,047,765.31	4.51%	675	77.69
Owner Occupied	3,466	$970,384,872.43	95.02%	656	80.26
Second Home	21	$4,771,099.18	0.47%	651	82.91
Total	3,734	$1,021,203,736.92	100.00%	657	80.16

Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
Cash Out Refinance	1,048	$285,541,560.91	27.96%	633	79.52
Purchase	2,519	$685,579,687.35	67.13%	668	80.47
Rate/Term Refinance	167	$50,082,488.66	4.90%	648	79.56
Total	3,734	$1,021,203,736.92	100.00%	657	80.16

Range Of Original Loan-to-Value Ratio	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
10.00- 15.00	1	$162,000.00	0.02%	742	14.09
15.01- 20.00	1	$54,978.46	0.01%	646	18.30
25.01- 30.00	3	$335,499.99	0.03%	603	26.20
30.01- 35.00	2	$225,099.25	0.02%	648	33.45
35.01- 40.00	2	$545,500.00	0.05%	600	39.68
40.01- 45.00	5	$951,998.50	0.09%	680	42.65
45.01- 50.00	7	$1,966,235.53	0.19%	657	47.67
50.01- 55.00	19	$6,382,216.82	0.62%	639	53.53
55.01- 60.00	23	$5,796,419.87	0.57%	637	58.61
60.01- 65.00	45	$12,349,724.06	1.21%	635	63.64
65.01- 70.00	73	$22,332,454.86	2.19%	633	69.13
70.01- 75.00	124	$35,938,303.99	3.52%	643	73.99
75.01- 80.00	2,843	$768,855,431.88	75.29%	665	79.91
80.01- 85.00	189	$57,591,970.78	5.64%	629	84.40
85.01- 90.00	352	$97,560,204.25	9.55%	626	89.61
90.01- 95.00	42	$9,276,598.68	0.91%	650	94.94
95.01-100.00	3	$879,100.00	0.09%	650	100.00
Total	3,734	$1,021,203,736.92	100.00%	657	80.16

STATE	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
Alaska	4	$760,800.00	0.07%	647	80.00
Arizona	52	$8,865,877.82	0.87%	634	81.00
California	2,334	$734,902,355.87	71.96%	662	79.83
Colorado	313	$61,611,296.44	6.03%	641	80.92
Connecticut	9	$2,145,870.00	0.21%	639	80.03
Florida	191	$36,804,673.80	3.60%	650	80.45
Georgia	143	$24,506,989.02	2.40%	649	80.87
Hawaii	2	$503,399.99	0.05%	642	90.76
Illinois	39	$10,064,388.44	0.99%	643	79.72
Indiana	3	$704,999.99	0.07%	588	80.58
Maryland	31	$8,459,300.05	0.83%	652	82.21
Massachusetts	9	$2,116,970.00	0.21%	671	81.91
Michigan	14	$2,350,859.60	0.23%	647	82.92
Minnesota	13	$2,112,032.63	0.21%	670	81.14
Missouri	1	$144,000.00	0.01%	589	80.00
Nevada	66	$14,655,200.91	1.44%	648	81.23
New Jersey	9	$3,496,550.00	0.34%	625	77.58
New Mexico	3	$525,924.00	0.05%	601	78.40
New York	20	$5,960,884.62	0.58%	659	82.38
North Carolina	28	$4,680,867.58	0.46%	659	82.80
Ohio	13	$1,368,400.00	0.13%	644	85.68
Oregon	57	$11,034,537.51	1.08%	645	81.86
Rhode Island	1	$224,000.00	0.02%	700	78.60
Tennessee	11	$1,355,719.00	0.13%	648	84.14
Texas	83	$19,746,943.06	1.93%	654	81.10
Utah	53	$10,230,241.69	1.00%	642	81.59
Virginia	14	$4,995,392.00	0.49%	641	78.12
Washington	212	$45,716,666.50	4.48%	639	81.13
Wisconsin	6	$1,158,596.40	0.11%	646	80.75
Total	3,734	$1,021,203,736.92	100.00%	657	80.16

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
Full Documentation	2,179	$576,817,286.07	56.48%	639	80.93
Limited Documentation	5	$2,112,250.00	0.21%	641	79.00
Stated Income Documentation	1,550	$442,274,200.85	43.31%	681	79.16
Total	3,734	$1,021,203,736.92	100.00%	657	80.16

Lien	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
First Lien	3,734	$1,021,203,736.92	100.00%	657	80.16
Total	3,734	$1,021,203,736.92	100.00%	657	80.16

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
A	3,674	$1,003,590,891.11	98.28%	658	80.21
B	55	$15,674,195.89	1.53%	585	78.15
C	5	$1,938,649.92	0.19%	596	73.16
Total	3,734	$1,021,203,736.92	100.00%	657	80.16

Range of FICO Scores	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
501-550	37	$11,711,630.47	1.15%	536	78.64
551-600	554	$149,120,371.72	14.60%	580	80.48
601-650	1,125	$300,837,446.64	29.46%	629	80.46
651-700	1,273	$349,474,191.33	34.22%	672	80.09
701-750	560	$157,362,925.00	15.41%	721	79.85
751-800	181	$51,604,845.20	5.05%	769	79.39
801-850	4	$1,092,326.56	0.11%	804	73.65
Total	3,734	$1,021,203,736.92	100.00%	657	80.16

Range Of Gross Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
4.001- 5.000	117	$33,698,327.01	3.30%	696	78.21
5.001- 6.000	1,241	$357,461,308.62	35.00%	677	79.43
6.001- 7.000	1,782	$482,234,641.43	47.22%	653	80.30
7.001- 8.000	539	$134,691,205.75	13.19%	617	81.77
8.001- 9.000	46	$12,152,494.13	1.19%	573	83.46
9.001- 10.000	9	$965,759.98	0.09%	569	80.14
Total	3,734	$1,021,203,736.92	100.00%	657	80.16

Range Of Maximum Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
10.001- 11.000	117	$33,698,327.01	3.30%	696	78.21
11.001- 12.000	1,241	$357,461,308.62	35.00%	677	79.43
12.001- 13.000	1,777	$481,294,726.44	47.13%	653	80.30
13.001- 14.000	544	$135,631,120.74	13.28%	617	81.76
14.001- 15.000	46	$12,152,494.13	1.19%	573	83.46
15.001- 16.000	9	$965,759.98	0.09%	569	80.14
Total	3,734	$1,021,203,736.92	100.00%	657	80.16

Range Of Minimum Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
4.001- 5.000	117	$33,698,327.01	3.30%	696	78.21
5.001- 6.000	1,241	$357,461,308.62	35.00%	677	79.43
6.001- 7.000	1,782	$482,234,641.43	47.22%	653	80.30
7.001- 8.000	539	$134,691,205.75	13.19%	617	81.77
8.001- 9.000	46	$12,152,494.13	1.19%	573	83.46
9.001- 10.000	9	$965,759.98	0.09%	569	80.14
Total	3,734	$1,021,203,736.92	100.00%	657	80.16

Range Of Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
4.001- 4.500	395	$106,404,561.85	10.42%	683	80.58
4.501- 5.000	3,183	$870,734,267.08	85.27%	656	80.12
5.001- 5.500	1	$83,666.00	0.01%	762	80.00
5.501- 6.000	94	$26,874,561.10	2.63%	583	80.41
6.501- 7.000	61	$17,106,680.89	1.68%	653	79.03
Total	3,734	$1,021,203,736.92	100.00%	657	80.16

Next Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
04/01/06	28	$8,198,842.35	0.80%	639	79.94
05/01/06	189	$51,391,836.84	5.03%	658	79.75
06/01/06	1,268	$352,255,962.67	34.49%	657	80.45
07/01/06	764	$208,572,520.59	20.42%	656	80.05
08/01/06	1,212	$333,145,803.60	32.62%	656	80.04
04/01/07	1	$348,300.00	0.03%	588	90.00
05/01/07	13	$3,024,114.12	0.30%	644	79.49
06/01/07	68	$18,959,426.02	1.86%	662	79.63
07/01/07	31	$7,433,655.17	0.73%	666	80.85
08/01/07	37	$9,873,749.00	0.97%	649	78.73
05/01/09	8	$2,023,207.13	0.20%	630	78.15
06/01/09	71	$15,351,011.43	1.50%	684	80.31
07/01/09	19	$4,775,850.00	0.47%	658	79.56
08/01/09	25	$5,849,458.00	0.57%	670	81.25
Total	3,734	$1,021,203,736.92	100.00%	657	80.16

Intial Periodic Cap	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
1.000	3,463	$954,453,377.59	93.46%	657	80.17
3.000	271	$66,750,359.33	6.54%	664	79.95
Total	3,734	$1,021,203,736.92	100.00%	657	80.16

Periodic Cap	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
1.000	3,734	$1,021,203,736.92	100.00%	657	80.16
Total	3,734	$1,021,203,736.92	100.00%	657	80.16

Long Beach Mortgage Loan Trust 2004-6

	Number of loans	Aggreg Prin Bal	% of pool by prin bal	Wtd Avg FICO	WAC	WA LTV	WA loan age	WA DTI	% Full Doc
Prin Bal									
0.01- 50,000.00	635	S 26,247,931.93	0.94%	614.21	8.52	77.29	3	32.84	72.54%
50,000.01- 100,000.00	2,322	S 175,632,753.94	6.27%	618.42	7.70	79.40	3	37.50	76.67%
100,000.01- 150,000.00	2,844	S 354,132,699.79	12.63%	629.15	7.03	80.13	3	39.50	74.03%
150,000.01- 200,000.00	2,199	S 384,933,944.17	13.73%	635.03	6.81	79.93	3	40.54	67.25%
200,000.01- 250,000.00	1,654	S 370,706,995.04	13.23%	642.02	6.60	79.99	3	41.39	60.95%
250,000.01- 300,000.00	1,196	S 328,372,824.52	11.72%	646.99	6.50	80.95	3	41.79	57.35%
300,000.01- 350,000.00	848	S 274,735,734.22	9.80%	652.10	6.47	80.42	3	42.37	52.36%
350,000.01- 400,000.00	716	S 268,600,759.93	9.58%	659.53	6.42	80.47	3	42.87	47.39%
400,000.01- 450,000.00	407	S 173,732,157.46	6.20%	649.74	6.46	81.03	2	42.59	59.34%
450,000.01- 500,000.00	273	S 130,287,682.19	4.65%	652.37	6.48	80.52	2	41.57	57.19%
500,000.01- 550,000.00	148	S 77,738,151.59	2.77%	639.84	6.61	80.70	3	41.50	64.89%
550,000.01- 600,000.00	130	S 74,887,424.11	2.67%	632.66	6.71	81.39	2	40.46	69.10%
600,000.01- 650,000.00	74	S 46,668,854.00	1.67%	637.30	6.38	77.45	3	36.19	64.76%
650,000.01- 700,000.00	50	S 33,914,434.58	1.21%	619.12	6.82	78.74	2	41.13	80.11%
700,000.01- 750,000.00	41	S 30,002,105.46	1.07%	638.41	6.72	73.79	3	39.26	73.19%
750,000.01- 800,000.00	22	S 17,084,957.88	0.61%	617.70	6.93	74.96	3	36.62	82.24%
800,000.01- 850,000.00	16	S 13,354,783.12	0.48%	610.52	6.65	75.08	3	41.64	81.42%
850,000.01- 900,000.00	5	S 4,397,946.59	0.16%	651.90	6.46	76.37	2	30.80	79.99%
900,000.01- 950,000.00	5	S 4,675,327.76	0.17%	659.89	5.67	69.69	2	39.20	60.32%
950,000.01- 1,000,000.00	13	S 12,798,149.05	0.46%	630.22	6.53	65.72	3	37.07	53.90%
Total	13,598	S 2,802,905,617.33	100.00%	640.89	6.72	80.02	3	40.87	62.70%
Term									
120	1	S 60,554.35	0.00%	557.00	8.70	85.00	3	54.00	100.00%
180	296	S 39,067,186.87	1.39%	671.31	6.42	68.20	4	36.17	47.98%
240	26	S 4,148,886.43	0.15%	628.08	6.91	69.99	3	34.98	75.46%
360	13,275	S 2,759,628,989.68	98.46%	640.48	6.72	80.20	3	40.95	62.89%
Total	13,598	S 2,802,905,617.33	100.00%	640.89	6.72	80.02	3	40.87	62.70%
Property Type									
2-4 Units	881	S 211,889,633.69	7.56%	660.90	6.89	79.77	3	41.01	53.49%
Condominium	983	S 192,714,054.54	6.88%	654.48	6.50	80.65	3	41.89	61.25%
PUD	1,506	S 345,728,739.96	12.33%	634.82	6.63	80.68	3	40.98	70.72%
Single Family	10,191	S 2,047,619,955.77	73.05%	638.58	6.74	79.87	3	40.75	62.41%
Townhouse	37	S 4,953,233.37	0.18%	634.87	7.05	82.78	3	38.98	75.11%
Total	13,598	S 2,802,905,617.33	100.00%	640.89	6.72	80.02	3	40.87	62.70%
Occupancy Status									
Non-owner	1,405	S 169,312,243.12	6.04%	664.22	7.03	76.13	3	33.25	61.20%
Owner Occupied	12,110	S 2,617,791,014.64	93.40%	639.32	6.70	80.28	3	41.41	62.78%
Second Home	83	S 15,802,359.57	0.56%	649.70	6.75	78.49	2	33.39	66.32%
Total	13,598	S 2,802,905,617.33	100.00%	640.89	6.72	80.02	3	40.87	62.70%
Purpose									
Cash Out Refinance	5,447	S 1,087,132,711.42	38.79%	619.93	6.87	78.20	3	39.90	71.34%
Purchase	7,257	S 1,524,463,913.36	54.39%	658.25	6.57	81.56	2	41.69	55.52%
Rate/Term Refinance	894	S 191,308,992.55	6.83%	621.57	7.04	78.04	3	39.94	70.86%
Total	13,598	S 2,802,905,617.33	100.00%	640.89	6.72	80.02	3	40.87	62.70%
LTV									
10.00- 15.00	1	S 162,000.00	0.01%	742.00	5.90	14.09	1	11.00	0.00%
15.01- 20.00	3	S 134,797.51	0.00%	598.54	7.49	18.00	4	45.44	40.79%
20.01- 25.00	7	S 591,383.67	0.02%	590.94	8.27	23.40	2	38.19	54.18%
25.01- 30.00	22	S 2,936,530.82	0.10%	670.57	6.62	28.17	2	33.70	49.12%
30.01- 35.00	35	S 4,522,016.26	0.16%	654.49	6.49	32.00	3	31.59	54.76%
35.01- 40.00	48	S 7,294,103.52	0.26%	643.48	6.73	37.95	2	37.23	67.60%
40.01- 45.00	53	S 8,817,029.25	0.31%	642.64	6.66	42.79	4	35.61	44.65%
45.01- 50.00	101	S 16,775,793.03	0.60%	640.30	6.73	47.84	3	36.41	59.98%
50.01- 55.00	130	S 23,894,189.44	0.85%	625.25	6.72	52.90	3	37.45	58.61%
55.01- 60.00	185	S 36,543,925.12	1.30%	625.60	6.74	57.94	3	36.91	56.42%
60.01- 65.00	381	S 74,806,545.19	2.67%	612.02	7.25	63.39	3	37.41	62.15%
65.01- 70.00	489	S 99,983,919.98	3.57%	619.86	6.84	68.89	3	37.48	58.69%
70.01- 75.00	804	S 157,557,418.26	5.62%	624.33	6.83	74.10	3	38.88	52.86%
75.01- 80.00	7,920	S 1,683,603,789.88	60.07%	654.52	6.49	79.86	3	41.87	53.49%
80.01- 85.00	1,021	S 219,301,926.41	7.82%	600.28	7.14	84.51	3	41.06	87.20%
85.01- 90.00	1,468	S 301,514,138.11	10.76%	621.93	7.04	89.66	3	40.15	86.75%
90.01- 95.00	573	S 110,456,068.81	3.94%	629.14	7.20	94.78	2	40.04	93.91%
95.01-100.00	357	S 54,010,042.07	1.93%	652.06	7.95	99.94	2	40.13	100.00%

Long Beach Mortgage Loan Trust 2004-6

	Number of loans		Aggreg Prin Bal	% of pool by prin bal	Wtd Avg FICO	WAC	WA LTV	WA loan age	WA DTI	% Full Doc
Total	13,598	S	2,802,905,617.33	100.00%	640.89	6.72	80.02	3	40.87	62.70%
Combined LTV										
00.01- 50.00	263	S	39,516,664.40	1.41%	642.26	6.75	41.23	3	35.06	56.25%
50.01- 55.00	128	S	23,503,308.83	0.84%	623.81	6.73	52.81	3	37.55	57.21%
55.01- 60.00	183	S	35,543,708.64	1.27%	624.72	6.75	57.94	3	36.77	57.38%
60.01- 65.00	368	S	71,943,588.08	2.57%	613.42	7.23	63.23	3	37.14	62.24%
65.01- 70.00	475	S	95,667,564.34	3.41%	619.28	6.86	68.74	3	37.44	57.67%
70.01- 75.00	769	S	146,854,060.14	5.24%	623.65	6.86	73.86	3	38.73	52.41%
75.01- 80.00	2,076	S	408,363,960.35	14.57%	621.91	6.92	79.51	3	39.50	63.07%
80.01- 85.00	925	S	210,891,965.53	7.52%	602.46	7.09	84.04	3	41.11	85.09%
85.01- 90.00	1,569	S	342,265,043.92	12.21%	628.51	6.92	88.11	3	40.12	80.83%
90.01- 95.00	991	S	221,034,939.47	7.89%	646.02	6.68	87.52	2	40.78	73.48%
95.01-100.00	5,851	S	1,207,320,813.63	43.07%	662.79	6.47	80.91	2	42.66	53.71%
Total	13,598	S	2,802,905,617.33	100.00%	640.89	6.72	80.02	3	40.87	62.70%

Long Beach Mortgage Loan Trust 2004-6

	Number of loans		Aggreg Prin Bal	% of pool by prin bal	Wtd Avg FICO	WAC	WA LTV	WA loan age	WA DTI	% Full Doc
State										
Alabama	139	S	15,437,301.60	0.55%	617.75	7.58	82.08	3	39.39	78.28%
Alaska	46	S	9,428,123.05	0.34%	642.34	7.15	84.07	2	40.21	85.82%
Arizona	113	S	17,126,433.39	0.61%	626.31	6.64	81.20	3	39.34	80.26%
Arkansas	79	S	8,181,574.02	0.29%	617.44	8.06	89.28	2	37.00	87.14%
California	4,772	S	1,365,255,676.97	48.71%	653.86	6.37	78.78	3	42.29	52.10%
Colorado	744	S	141,687,971.03	5.06%	635.71	6.58	80.82	3	40.46	75.47%
Connecticut	124	S	25,825,464.78	0.92%	652.43	6.75	80.61	2	40.21	72.12%
Delaware	5	S	773,628.41	0.03%	587.55	7.24	76.60	2	37.46	67.09%
District of Columbia	4	S	992,250.00	0.04%	598.31	7.80	74.15	1	33.67	100.00%
Florida	969	S	153,794,001.16	5.49%	631.50	6.99	81.69	3	38.48	69.67%
Georgia	461	S	69,282,482.69	2.47%	636.38	7.03	80.96	2	37.76	71.31%
Hawaii	15	S	5,423,347.82	0.19%	638.74	6.42	78.78	4	37.40	86.10%
Idaho	10	S	1,500,769.79	0.05%	648.32	7.00	82.19	2	43.12	65.15%
Illinois	496	S	88,960,479.40	3.17%	628.74	7.29	82.36	2	39.78	73.47%
Indiana	100	S	7,060,669.95	0.25%	598.52	7.63	79.97	3	35.60	83.20%
Iowa	36	S	3,541,164.74	0.13%	619.42	7.81	84.22	3	33.26	84.95%
Kansas	5	S	366,963.44	0.01%	565.39	7.58	80.46	3	39.42	86.84%
Kentucky	53	S	5,149,375.75	0.18%	607.66	7.35	81.14	2	35.67	83.91%
Louisiana	138	S	14,042,186.07	0.50%	605.82	7.87	84.42	2	38.84	84.09%
Maine	5	S	665,680.57	0.02%	593.40	6.96	85.15	1	41.26	100.00%
Maryland	143	S	30,304,683.58	1.08%	626.23	7.23	82.02	2	40.40	71.05%
Massachusetts	138	S	33,701,144.22	1.20%	632.07	6.72	77.81	2	41.20	61.76%
Michigan	258	S	34,114,342.12	1.22%	608.68	7.30	82.63	2	37.14	77.15%
Minnesota	80	S	13,247,534.28	0.47%	618.04	7.33	83.42	3	39.41	80.10%
Missouri	148	S	12,329,249.82	0.44%	617.99	7.80	83.84	2	37.17	89.35%
Montana	18	S	2,708,951.01	0.10%	625.50	7.33	83.19	3	44.25	70.86%
Nebraska	70	S	6,916,581.87	0.25%	624.91	7.48	83.63	3	37.72	82.09%
Nevada	118	S	26,175,049.16	0.93%	630.93	6.67	80.94	2	42.21	73.88%
New Hampshire	16	S	3,235,021.04	0.12%	618.53	6.63	79.22	2	39.51	90.30%
New Jersey	297	S	70,922,041.86	2.53%	606.06	7.31	78.01	3	38.88	70.99%
New Mexico	98	S	13,388,107.91	0.48%	600.23	7.72	83.13	3	40.84	79.88%
New York	290	S	86,511,009.33	3.09%	642.66	7.03	79.00	3	40.66	54.02%
North Carolina	250	S	30,096,346.07	1.07%	613.51	7.55	82.64	3	38.49	76.95%
North Dakota	4	S	187,953.94	0.01%	606.68	7.57	81.93	2	35.89	74.73%
Ohio	238	S	25,316,466.38	0.90%	611.88	7.37	86.06	2	37.37	90.64%
Oklahoma	80	S	7,437,395.79	0.27%	614.55	7.52	82.56	2	38.52	90.28%
Oregon	279	S	50,169,216.17	1.79%	640.05	6.70	81.02	3	40.39	73.50%
Pennsylvania	135	S	15,319,784.26	0.55%	599.70	7.81	82.83	2	38.11	82.46%
Rhode Island	30	S	6,025,937.18	0.21%	626.80	7.13	84.92	2	40.99	71.80%
South Carolina	73	S	8,763,886.09	0.31%	599.43	7.81	81.70	2	38.17	76.33%
South Dakota	11	S	1,153,088.54	0.04%	613.54	7.50	80.61	3	43.94	58.44%
Tennessee	236	S	21,537,002.80	0.77%	622.96	7.29	80.96	3	37.52	72.76%
Texas	1,225	S	163,729,425.57	5.84%	626.83	7.21	80.42	3	39.13	69.84%
Utah	179	S	30,507,121.52	1.09%	643.72	6.61	82.32	3	40.99	75.68%
Vermont	2	S	249,316.92	0.01%	570.90	6.71	74.16	9	48.01	41.60%
Virginia	160	S	40,903,896.25	1.46%	627.31	6.96	80.71	2	41.57	73.32%
Washington	604	S	119,577,167.19	4.27%	638.36	6.61	81.26	3	41.14	73.21%
West Virginia	10	S	1,289,091.20	0.05%	566.36	8.54	85.25	2	40.34	100.00%
Wisconsin	80	S	10,760,259.98	0.38%	619.83	7.65	82.16	2	37.13	81.43%
Wyoming	14	S	1,833,000.65	0.07%	639.56	7.04	82.33	5	38.34	88.75%
Total	13,598	S	2,802,905,617.33	100.00%	640.89	6.72	80.02	3	40.87	62.70%
Documentation										
Full Documentation	9,066	S	1,757,451,435.01	62.70%	622.84	6.82	81.26	2	40.64	100.00%
Limited Documentation	36	S	7,878,709.46	0.28%	620.02	7.20	77.32	3	37.80	0.00%
Stated Income Documentation	4,496	S	1,037,575,472.86	37.02%	671.61	6.55	77.94	3	41.29	0.00%
Total	13,598	S	2,802,905,617.33	100.00%	640.89	6.72	80.02	3	40.87	62.70%

Long Beach Mortgage Loan Trust 2004-6

	Number of loans		Aggreg Prin Bal	% of pool by prin bal	Wtd Avg FICO	WAC	WA LTV	WA loan age	WA DTI	% Full Doc
Credit Score										
0	2	S	786,471.87	0.03%	0.00	7.81	69.49	10	19.25	0.00%
451-500	36	S	5,384,850.39	0.19%	490.60	9.28	79.11	8	44.65	89.46%
501-550	1,446	S	239,032,357.63	8.53%	529.04	8.31	77.42	3	41.14	84.77%
551-600	2,588	S	487,773,850.90	17.40%	578.23	7.20	80.58	2	41.04	86.72%
601-650	3,882	S	798,535,944.57	28.49%	627.63	6.65	81.21	3	41.15	75.97%
651-700	3,628	S	807,162,537.45	28.80%	672.34	6.34	79.88	3	40.66	41.79%
701-750	1,512	S	344,233,514.92	12.28%	721.70	6.18	79.28	3	40.76	38.84%
751-800	490	S	116,790,614.50	4.17%	768.99	6.05	78.09	3	39.63	41.04%
801-850	14	S	3,205,475.10	0.11%	805.65	5.81	80.31	4	40.56	44.04%
Total	13,598	S	2,802,905,617.33	100.00%	640.89	6.72	80.02	3	40.87	62.70%
Curr Loan Rate										
4.001- 5.000	221	S	59,347,686.59	2.12%	689.58	4.84	77.12	3	41.72	73.11%
5.001- 6.000	2,609	S	675,293,322.81	24.09%	675.04	5.68	78.14	3	41.36	58.45%
6.001- 7.000	5,318	S	1,206,479,414.27	43.04%	650.60	6.54	80.02	3	41.04	57.14%
7.001- 8.000	3,290	S	592,236,844.52	21.13%	613.04	7.49	82.05	2	40.21	69.95%
8.001- 9.000	1,363	S	189,732,122.72	6.77%	569.63	8.48	82.31	2	40.37	80.03%
9.001- 10.000	532	S	56,892,146.69	2.03%	551.04	9.40	81.02	3	39.78	80.01%
10.001- 11.000	200	S	17,795,572.04	0.63%	529.68	10.45	69.79	3	39.42	80.14%
11.001- 12.000	50	S	4,232,931.66	0.15%	523.66	11.44	66.15	3	40.87	81.80%
12.001- 13.000	15	S	895,576.03	0.03%	519.69	12.31	68.48	1	37.75	74.44%
Total	13,598	S	2,802,905,617.33	100.00%	640.89	6.72	80.02	3	40.87	62.70%
Gross Margin										
3.501- 4.000	1	S	89,920.20	0.00%	596.00	6.60	32.73	2	34.00	100.00%
4.001- 4.500	1,005	S	241,930,220.03	10.08%	679.37	6.13	81.22	3	38.94	41.84%
4.501- 5.000	8,786	S	1,899,268,633.09	79.13%	640.74	6.62	81.08	2	41.57	64.00%
5.001- 5.500	5	S	538,108.49	0.02%	662.03	6.55	83.81	6	41.06	84.45%
5.501- 6.000	743	S	149,678,110.47	6.24%	557.59	7.77	79.46	3	42.42	81.63%
6.001- 6.500	16	S	1,687,398.59	0.07%	547.70	9.03	81.12	11	36.82	95.49%
6.501- 7.000	529	S	106,571,554.81	4.44%	598.57	7.73	74.44	3	42.25	55.65%
7.501- 8.000	1	S	330,000.00	0.01%	717.00	6.35	77.65	1	50.00	0.00%
Total	11,086	S	2,400,093,945.68	100.00%	637.54	6.69	80.69	2	41.38	62.52%
Max Loan Rate										
10.001- 11.000	207	S	56,710,552.81	2.36%	688.82	4.84	77.65	3	41.94	74.37%
11.001- 12.000	2,258	S	596,074,520.06	24.84%	672.99	5.67	79.28	3	41.82	57.31%
12.001- 13.000	4,361	S	1,020,287,060.59	42.51%	647.42	6.53	80.74	2	41.58	56.73%
13.001- 14.000	2,601	S	500,841,290.06	20.87%	606.14	7.48	82.52	2	40.82	71.07%
14.001- 15.000	1,050	S	158,660,549.19	6.61%	562.87	8.46	82.56	2	40.62	80.69%
15.001- 16.000	413	S	48,646,153.44	2.03%	545.99	9.39	80.68	3	40.13	78.45%
16.001- 17.000	158	S	15,280,052.63	0.64%	526.03	10.43	68.73	3	39.56	83.09%
17.001- 18.000	32	S	3,179,657.17	0.13%	517.39	11.47	64.39	3	41.36	84.35%
18.001- 19.000	6	S	414,109.73	0.02%	512.01	12.25	65.44	1	36.97	78.53%
Total	11,086	S	2,400,093,945.68	100.00%	637.54	6.69	80.69	2	41.38	62.52%
Min Loan Rate										
4.001- 5.000	208	S	57,047,728.06	2.38%	688.33	4.84	77.67	3	41.97	74.52%
5.001- 6.000	2,269	S	599,556,399.05	24.98%	673.22	5.67	79.29	3	41.83	57.12%
6.001- 7.000	4,378	S	1,023,542,606.77	42.65%	647.12	6.53	80.75	2	41.57	56.84%
7.001- 8.000	2,582	S	495,360,791.00	20.64%	605.78	7.49	82.55	2	40.81	71.27%
8.001- 9.000	1,045	S	157,870,747.60	6.58%	562.35	8.47	82.52	2	40.59	80.59%
9.001- 10.000	410	S	48,119,301.36	2.00%	545.37	9.40	80.62	3	40.15	79.01%
10.001- 11.000	157	S	15,053,968.06	0.63%	526.43	10.45	68.56	3	39.45	82.83%
11.001- 12.000	31	S	3,128,294.05	0.13%	517.67	11.48	64.13	3	41.38	84.10%
12.001- 13.000	6	S	414,109.73	0.02%	512.01	12.25	65.44	1	36.97	78.53%
Total	11,086	S	2,400,093,945.68	100.00%	637.54	6.69	80.69	2	41.38	62.52%

Long Beach Mortgage Loan Trust 2004-6

	Number of loans		Aggreg Prin Bal	% of pool by prin bal	Wtd Avg FICO	WAC	WA LTV	WA loan age	WA DTI	% Full Doc
Next Adj Date										
09/01/04	1	S	586,010.59	0.02%	663.00	5.95	95.00	6	28.00	100.00%
10/01/04	1	S	202,327.52	0.01%	762.00	6.85	80.00	23	27.00	0.00%
11/01/04	1	S	134,664.10	0.01%	512.00	10.25	85.00	22	38.00	100.00%
12/01/04	8	S	1,995,651.35	0.08%	582.58	7.51	82.85	3	51.03	64.34%
01/01/05	4	S	710,612.65	0.03%	595.05	7.84	81.23	6	48.02	42.75%
02/01/05	11	S	3,179,551.11	0.13%	571.36	7.85	83.94	2	42.74	65.66%
03/01/05	1	S	245,514.42	0.01%	655.00	7.60	80.00	18	45.00	0.00%
04/01/05	1	S	44,274.04	0.00%	656.00	7.80	80.00	17	37.00	0.00%
05/01/05	1	S	201,216.79	0.01%	672.00	6.70	80.00	16	41.00	0.00%
06/01/05	3	S	317,889.96	0.01%	646.68	7.38	87.74	15	42.46	0.00%
07/01/05	33	S	6,267,877.34	0.26%	648.28	6.94	80.18	14	39.76	35.89%
08/01/05	103	S	22,356,343.60	0.93%	637.51	6.98	79.48	13	40.29	30.40%
09/01/05	129	S	24,945,587.06	1.04%	631.01	7.00	79.85	12	42.33	36.04%
10/01/05	72	S	14,252,672.83	0.59%	634.32	7.02	78.62	11	41.07	35.68%
11/01/05	11	S	2,330,336.28	0.10%	639.35	7.28	81.96	10	46.41	30.22%
12/01/05	10	S	2,431,932.35	0.10%	561.45	7.92	82.85	9	45.40	72.87%
01/01/06	9	S	1,367,177.66	0.06%	591.63	8.59	76.53	8	42.18	28.68%
02/01/06	45	S	8,329,598.80	0.35%	616.83	6.83	79.19	7	40.77	52.74%
03/01/06	31	S	6,341,880.76	0.26%	634.61	6.06	79.26	6	35.01	57.01%
04/01/06	199	S	41,492,107.57	1.73%	623.19	6.54	80.81	5	40.77	54.63%
05/01/06	583	S	130,667,428.44	5.44%	629.36	6.36	79.90	4	40.42	60.89%
06/01/06	3,185	S	706,982,193.71	29.46%	635.26	6.41	81.12	3	41.32	64.89%
07/01/06	1,762	S	395,818,577.68	16.49%	638.59	6.73	80.79	2	42.10	60.50%
08/01/06	4,192	S	879,645,513.44	36.65%	638.38	6.99	80.65	1	41.41	61.76%
09/01/06	7	S	852,706.54	0.04%	628.56	6.99	80.40	10	43.73	59.74%
10/01/06	2	S	194,060.56	0.01%	561.68	7.89	50.16	11	15.34	0.00%
02/01/07	1	S	102,925.39	0.00%	628.00	6.45	90.00	7	27.00	100.00%
03/01/07	2	S	912,558.15	0.04%	714.97	5.31	70.94	6	43.72	0.00%
04/01/07	5	S	908,671.50	0.04%	580.85	7.08	78.41	5	43.43	51.50%
05/01/07	28	S	6,305,488.35	0.26%	628.29	5.94	79.11	4	36.11	96.16%
06/01/07	172	S	41,300,666.56	1.72%	653.35	5.93	80.20	3	41.28	79.70%
07/01/07	99	S	21,281,985.19	0.89%	677.72	6.17	79.61	2	41.52	81.33%
08/01/07	165	S	33,045,690.00	1.38%	648.89	6.68	80.74	1	41.93	85.91%
02/01/09	1	S	123,336.71	0.01%	651.00	6.65	80.00	7	48.00	0.00%
04/01/09	2	S	293,652.95	0.01%	670.02	5.86	77.74	5	32.60	0.00%
05/01/09	11	S	2,686,968.05	0.11%	638.50	6.01	78.20	4	43.87	66.95%
06/01/09	98	S	20,910,733.45	0.87%	675.85	6.11	79.67	3	38.74	66.21%
07/01/09	35	S	8,474,844.23	0.35%	649.18	6.56	80.09	2	36.11	84.10%
08/01/09	62	S	11,852,718.00	0.49%	659.95	7.08	79.29	1	43.09	83.27%
Total	11,086	S	2,400,093,945.68	100.00%	637.54	6.69	80.69	2	41.38	62.52%
Init Cap										
1.00	10,331	S	2,236,382,931.15	93.18%	636.15	6.72	80.73	2	41.42	61.46%
2.00	2	S	517,027.24	0.02%	559.82	7.59	81.68	3	35.54	100.00%
3.00	753	S	163,193,987.29	6.80%	656.82	6.31	80.18	3	40.95	76.87%
Total	11,086	S	2,400,093,945.68	100.00%	637.54	6.69	80.69	2	41.38	62.52%
Periodic Cap										
1.00	11,086	S	2,400,093,945.68	100.00%	637.54	6.69	80.69	2	41.38	62.52%
Total	11,086	S	2,400,093,945.68	100.00%	637.54	6.69	80.69	2	41.38	62.52%
Product										
2/28 LIBOR	6,912	S	1,290,573,939.78	46.04%	621.37	7.02	81.15	3	40.71	66.00%
2/28 LIBOR I/O	3,461	S	953,564,966.05	34.02%	656.61	6.31	80.18	2	42.38	55.15%
3/27 LIBOR	332	S	65,916,052.17	2.35%	652.74	6.32	80.31	2	40.61	83.94%
3/27 LIBOR I/O	150	S	39,639,244.31	1.41%	657.69	6.07	79.72	2	42.01	77.81%
5/25 LIBOR	86	S	16,342,726.83	0.58%	649.63	6.72	78.39	2	38.38	76.57%
5/25 LIBOR I/O	123	S	27,999,526.56	1.00%	672.60	6.29	80.22	2	40.47	71.88%
6 Month LIBOR	22	S	6,057,489.98	0.22%	584.79	7.52	84.06	2	45.16	66.40%
Fixed Rate	2,512	S	402,811,671.65	14.37%	660.85	6.89	75.98	4	37.85	63.80%
Total	13,598	S	2,802,905,617.33	100.00%	640.89	6.72	80.02	3	40.87	62.70%
Prepay Penalty Term										
No Prepayment Penalty	3,832	S	734,407,294.75	26.20%	639.89	7.00	80.16	3	39.18	60.92%
Prepayment Penalty	9,766	S	2,068,498,322.58	73.80%	641.24	6.62	79.97	3	41.48	63.34%
Total	13,598	S	2,802,905,617.33	100.00%	640.89	6.72	80.02	3	40.87	62.70%

Long Beach Mortgage Loan Trust 2004-6

Prepay Penalty	Number of loans		Aggreg Prin Bal	% of pool by prin bal	Wtd Avg FICO	WAC	WA LTV	WA loan age	WA DTI	% Full Doc
No Prepayment Penalty	3,832	S	734,407,294.75	26.20%	639.89	7.00	80.16	3	39.18	60.92%
1% Penalty on 80% Balance	416	S	50,638,049.40	1.81%	606.15	7.34	84.28	2	37.37	85.80%
2 Mo. Int. on 100% Balance	74	S	12,240,203.10	0.44%	617.40	7.33	83.49	3	39.33	80.88%
2% Penalty on 100% Balance	142	S	34,290,394.38	1.22%	613.98	7.02	81.71	3	42.19	77.67%
2% Penalty on 80% Balance	125	S	10,728,804.19	0.38%	605.18	7.87	83.87	2	38.50	92.19%
3 Mo. Int. on 100% Balance	122	S	29,258,983.09	1.04%	629.10	6.75	78.09	2	41.58	62.87%
3-2-1%	8,887	S	1,931,341,888.42	68.90%	643.18	6.58	79.81	3	41.60	62.23%
Total	13,598	S	2,802,905,617.33	100.00%	640.89	6.72	80.02	3	40.87	62.70%

Long Beach Mortgage Loan Trust 2004-6

DTI	Number of loans		Aggreg Prin Bal	% of pool by prin bal	Wtd Avg FICO	WAC	WA LTV	WA loan age	WA DTI	% Full Doc
N/A	6	S	1,110,297.86	0.04%	619.90	7.22	80.00	3	57.23	58.40%
00.00- 20.00	728	S	124,825,170.76	4.45%	640.51	6.83	77.06	3	14.11	73.35%
20.01- 25.00	623	S	106,436,742.98	3.80%	635.65	6.87	78.53	3	23.27	71.60%
25.01- 30.00	942	S	161,190,078.54	5.75%	639.73	6.83	78.68	3	28.14	67.30%
30.01- 35.00	1,499	S	271,420,753.77	9.68%	641.10	6.81	79.66	3	33.16	64.23%
35.01- 40.00	2,030	S	400,171,748.19	14.28%	643.84	6.76	80.05	3	38.13	57.97%
40.01- 45.00	2,902	S	618,651,817.69	22.07%	645.22	6.69	80.65	3	43.18	58.33%
45.01- 50.00	4,095	S	957,440,136.01	34.16%	646.00	6.56	80.78	2	48.22	61.35%
50.01- 55.00	773	S	161,658,871.53	5.77%	591.37	7.21	78.18	3	53.15	77.94%
Total	13,598	S	2,802,905,617.33	100.00%	640.89	6.72	80.02	3	40.87	62.70%

Mortgage Loans as of the Cut-off Date

			Min	Max
Scheduled Principal Balance	$	2,802,905,617	$ 19,893 $	1,000,000
Number of Mortgage Loans		13,598		
Average Scheduled Principal Balance	$	206,126		
Weighted Average Gross Coupon		6.72%	4.15%	12.85%
Weighted Average FICO Score		641	461	814
Weighted Average Original LTV		80.02	14.09	100.00
Weighted Total Original LTV (includes Silent 2nd)		89.02	14.09	100.00
Weighted Average Original Term		357 months	120 months	360 months
Weighted Average Stated Remaining Term		355 months	117 months	360 months
Weighted Average Seasoning		3 months	0 months	23 months

ARM Characteristics

		Min	Max
Weighted Average Gross Margin	5.05%	3.99%	7.99%
Weighted Average Minimum Interest Rate	6.69%	4.15%	12.45%
Weighted Average Maximum Interest Rate	12.70%	10.15%	18.45%
Weighted Average Initial Rate Cap	1.14%	1.00%	3.00%
Weighted Average Subsequent Rate Cap	1.00%	1.00%	1.00%
Weighted Average Months to Roll	23	0	59
Maturity Date		6/1/14	9/1/34
Maximum Zip Code Concentration	0.41%	94603	

Adjustable Rate	85.63%
Fixed Rate	14.37%
2/28 LIBOR	46.04%
2/28 LIBOR I/O	34.02%
3/27 LIBOR	2.35%
3/27 LIBOR I/O	1.41%
5/25 LIBOR	0.58%
5/25 LIBOR I/O	1.00%
6 Month LIBOR	0.22%
Fixed Rate	14.37%
No Silent Second	52.51%
Silent Second	47.49%
Interest Only	36.43%
Not Interest Only	63.57%
First Lien	100.00%
Full Documentation	62.70%
Limited Documentation	0.28%
Stated Income Documentation	37.02%
2-4 Units	7.56%
Condominium	6.88%
PUD	12.33%
Single Family	73.05%
Townhouse	0.18%
Cash Out Refinance	38.79%
Purchase	54.39%
Rate/Term Refinance	6.83%
Non-owner	6.04%
Owner Occupied	93.40%
Second Home	0.56%

Top 5 States

California	48.71%
Texas	5.84%
Florida	5.49%
Colorado	5.06%
Washington	4.27%

	Total Collateral	ARM	Fixed Rate
Scheduled Principal Balance	$2,802,905,617	$2,400,093,946	$402,811,672
Number of Mortgage Loans	13,598	11,086	2,512
Average Scheduled Principal Balance	$206,126	$216,498	$160,355
Weighted Average Gross Coupon	6.72%	6.69%	6.89%
Weighted Average FICO Score	641	638	661
Weighted Average Original LTV	80.02	80.69	75.98
Weighted Total Original LTV (includes Silent 2nd)	89.02	90.60	79.59
Weighted Average Original Term	357 months	360 months	341 months
Weighted Average Stated Remaining Term	355 months	358 months	338 months
Weighted Average Seasoning	3 months	2 months	4 months
ARM Characteristics			
Weighted Average Gross Margin	5.05%	5.05%	0.00%
Weighted Average Minimum Interest Rate	6.69%	6.69%	0.00%
Weighted Average Maximum Interest Rate	12.70%	12.70%	0.00%
Weighted Average Initial Rate Cap	1.14%	1.14%	0.00%
Weighted Average Subsequent Rate Cap	1.00%	1.00%	0.00%
Weighted Average Months to Roll	23	23	0
Adjustable Rate	85.63%	100.00%	0.00%
Fixed Rate	14.37%	0.00%	100.00%
2/28 LIBOR	46.04%	53.77%	0.00%
2/28 LIBOR I/O	34.02%	39.73%	0.00%
3/27 LIBOR	2.35%	2.75%	0.00%
3/27 LIBOR I/O	1.41%	1.65%	0.00%
5/25 LIBOR	0.58%	0.68%	0.00%
5/25 LIBOR I/O	1.00%	1.17%	0.00%
6 Month LIBOR	0.22%	0.25%	0.00%
Fixed Rate	14.37%	0.00%	100.00%
No Silent Second	52.51%	47.84%	80.33%
Silent Second	47.49%	52.16%	19.67%
Interest Only	36.43%	42.55%	0.00%
Not Interest Only	63.57%	57.45%	100.00%
First Lien	100.00%	100.00%	100.00%
Full Documentation	62.70%	62.52%	63.80%
Limited Documentation	0.28%	0.30%	0.20%
Stated Income Documentation	37.02%	37.19%	36.00%
2-4 Units	7.56%	6.93%	11.34%
Condominium	6.88%	7.45%	3.44%
PUD	12.33%	12.83%	9.38%
Single Family	73.05%	72.60%	75.73%
Townhouse	0.18%	0.19%	0.11%
Cash Out Refinance	38.79%	35.22%	60.05%
Purchase	54.39%	58.63%	29.10%
Rate/Term Refinance	6.83%	6.15%	10.85%
Non-owner	6.04%	4.65%	14.31%
Owner Occupied	93.40%	94.91%	84.39%
Second Home	0.56%	0.44%	1.30%
Top 5 States	CA 48.71%	CA 51.28%	CA 33.39%
	TX 5.84%	FL 5.54%	TX 11.95%
	FL 5.49%	CO 5.30%	NY 8.37%
	CO 5.06%	TX 4.82%	FL 5.18%
	WA 4.27%	WA 4.27%	WA 4.27%

✳ RBS Greenwich Capital

33

Current Principal Balance ($)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
0.01 - 50,000.00	635	26,247,931.93	0.94%	8.525	341	77.29	614
50,000.01 - 100,000.00	2,322	175,632,753.94	6.27%	7.698	351	79.40	618
100,000.01 - 150,000.00	2,844	354,132,699.79	12.63%	7.033	353	80.13	629
150,000.01 - 200,000.00	2,199	384,933,944.17	13.73%	6.811	354	79.93	635
200,000.01 - 250,000.00	1,654	370,706,995.04	13.23%	6.605	355	79.99	642
250,000.01 - 300,000.00	1,196	328,372,824.52	11.72%	6.501	356	80.95	647
300,000.01 - 350,000.00	848	274,735,734.22	9.80%	6.474	355	80.42	652
350,000.01 - 400,000.00	716	268,600,759.93	9.58%	6.419	356	80.47	660
400,000.01 - 450,000.00	407	173,732,157.46	6.20%	6.459	356	81.03	650
450,000.01 - 500,000.00	273	130,287,682.19	4.65%	6.481	356	80.52	652
500,000.01 - 550,000.00	148	77,738,151.59	2.77%	6.612	355	80.70	640
550,000.01 - 600,000.00	130	74,887,424.11	2.67%	6.714	358	81.39	633
600,000.01 - 650,000.00	74	46,668,854.00	1.67%	6.384	353	77.45	637
650,000.01 - 700,000.00	50	33,914,434.58	1.21%	6.817	358	78.74	619
700,000.01 - 750,000.00	41	30,002,105.46	1.07%	6.725	353	73.79	638
750,000.01 - 800,000.00	22	17,084,957.88	0.61%	6.930	357	74.96	618
800,000.01 - 850,000.00	16	13,354,783.12	0.48%	6.654	357	75.08	611
850,000.01 - 900,000.00	5	4,397,946.59	0.16%	6.460	358	76.37	652
900,000.01 - 950,000.00	5	4,675,327.76	0.17%	5.673	358	69.69	660
950,000.01 - 1,000,000.00	13	12,798,149.05	0.46%	6.532	357	65.72	630
Total	13,598	2,802,905,617.33	100.00%	6.720	355	80.02	641

✹ RBS Greenwich Capital

Current Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
4.000 - 4.499	1	252,000.00	0.01%	4.150	356	80.00	678
4.500 - 4.999	178	47,479,202.97	1.69%	4.808	351	77.32	690
5.000 - 5.499	586	154,650,959.38	5.52%	5.272	352	78.29	685
5.500 - 5.999	1,837	477,282,738.08	17.03%	5.762	352	77.91	673
6.000 - 6.499	2,381	575,305,252.42	20.53%	6.238	355	79.25	661
6.500 - 6.999	2,974	647,284,646.29	23.09%	6.727	355	80.67	644
7.000 - 7.499	1,759	338,615,889.90	12.08%	7.215	356	81.34	624
7.500 - 7.999	1,627	277,352,653.08	9.90%	7.725	356	82.40	604
8.000 - 8.499	747	110,380,031.54	3.94%	8.207	356	83.01	580
8.500 - 8.999	674	89,613,682.97	3.20%	8.710	354	82.07	562
9.000 - 9.499	355	41,462,520.93	1.48%	9.193	357	82.16	555
9.500 - 9.999	205	19,083,530.54	0.68%	9.720	355	78.61	543
10.000 -10.499	114	11,029,032.89	0.39%	10.203	354	71.20	534
10.500 -10.999	90	7,795,199.30	0.28%	10.725	351	67.49	526
11.000 -11.499	34	2,566,321.05	0.09%	11.198	338	68.75	528
11.500 -11.999	21	1,856,379.96	0.07%	11.734	356	63.27	521
12.000 -12.499	14	849,176.03	0.03%	12.277	349	67.85	519
12.500 -12.999	1	46,400.00	0.00%	12.850	359	80.00	532
Total	**13,598**	**2,802,905,617.33**	**100.00%**	**6.720**	**355**	**80.02**	**641**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
400-499	21	3,451,999.90	0.12%	9.553	349	82.66	485
500-524	589	92,079,409.89	3.29%	8.665	355	75.29	513
525-549	832	141,165,597.62	5.04%	8.110	357	78.83	538
550-574	970	195,304,356.80	6.97%	7.497	356	79.72	562
575-599	1,576	285,324,224.31	10.18%	7.029	356	81.04	587
600-624	1,789	355,651,700.85	12.69%	6.773	356	81.70	612
625-649	2,080	436,514,137.28	15.57%	6.548	355	80.85	638
650-674	2,213	481,895,950.45	17.19%	6.441	354	80.03	661
675-699	1,465	334,861,506.13	11.95%	6.230	354	79.72	686
700+	2,061	475,870,262.23	16.98%	6.149	353	78.98	733
None	2	786,471.87	0.03%	7.810	350	69.49	0
Total	**13,598**	**2,802,905,617.33**	**100.00%**	**6.720**	**355**	**80.02**	**641**

✖ RBS Greenwich Capital

Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
0.01- 49.99	258	39,835,570.07	1.42%	6.667	328	40.99	646
50.00- 54.99	132	23,974,553.86	0.86%	6.742	326	52.61	623
55.00- 59.99	172	34,014,596.76	1.21%	6.777	346	57.59	623
60.00- 64.99	257	54,170,953.58	1.93%	6.803	350	62.42	626
65.00- 69.99	384	81,772,889.23	2.92%	7.077	350	67.14	612
70.00- 74.99	594	120,354,787.40	4.29%	6.820	349	72.05	623
75.00- 79.99	1,031	215,918,990.84	7.70%	6.752	353	77.08	632
80.00	7,351	1,547,581,100.19	55.21%	6.486	357	80.00	656
80.01- 84.99	266	66,831,658.18	2.38%	6.914	354	83.39	608
85.00- 89.99	1,027	218,461,786.84	7.79%	7.129	355	86.05	603
90.00- 94.99	1,289	254,798,688.34	9.09%	7.085	355	90.28	623
95.00- 99.99	488	92,930,198.07	3.32%	7.230	357	95.06	629
100.00	349	52,259,843.97	1.86%	7.973	358	100.00	652
Total	**13,598**	**2,802,905,617.33**	**100.00%**	**6.720**	**355**	**80.02**	**641**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
120	1	60,554.35	0.00%	8.700	117	85.00	557
180	296	39,067,186.87	1.39%	6.417	176	68.20	671
240	26	4,148,886.43	0.15%	6.909	237	69.99	628
360	13,275	2,759,628,989.68	98.46%	6.724	357	80.20	640
Total	**13,598**	**2,802,905,617.33**	**100.00%**	**6.720**	**355**	**80.02**	**641**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
61-120	1	60,554.35	0.00%	8.700	117	85.00	557
121-180	296	39,067,186.87	1.39%	6.417	176	68.20	671
181-240	26	4,148,886.43	0.15%	6.909	237	69.99	628
301-360	13,275	2,759,628,989.68	98.46%	6.724	357	80.20	640
Total	**13,598**	**2,802,905,617.33**	**100.00%**	**6.720**	**355**	**80.02**	**641**

✖ RBS Greenwich Capital

Silent Second	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
No Silent Second	7,454	1,471,796,560.82	52.51%	7.018	352	80.16	621
Silent Second	6,144	1,331,109,056.51	47.49%	6.390	357	79.86	663
Total	13,598	2,802,905,617.33	100.00%	6.720	355	80.02	641

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
ARM	11,086	2,400,093,945.68	85.63%	6.691	358	80.69	638
Fixed Rate	2,512	402,811,671.65	14.37%	6.890	338	75.98	661
Total	13,598	2,802,905,617.33	100.00%	6.720	355	80.02	641

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
Interest Only	3,734	1,021,203,736.92	36.43%	6.299	358	80.16	657
Not Interest Only	9,864	1,781,701,880.41	63.57%	6.961	353	79.94	632
Total	13,598	2,802,905,617.33	100.00%	6.720	355	80.02	641

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
2/28 LIBOR	6,912	1,290,573,939.78	46.04%	7.016	357	81.15	621
2/28 LIBOR I/O	3,461	953,564,966.05	34.02%	6.308	358	80.18	657
3/27 LIBOR	332	65,916,052.17	2.35%	6.323	358	80.31	653
3/27 LIBOR I/O	150	39,639,244.31	1.41%	6.072	358	79.72	658
5/25 LIBOR	86	16,342,726.83	0.58%	6.717	358	78.39	650
5/25 LIBOR I/O	123	27,999,526.56	1.00%	6.289	358	80.22	673
6 Month LIBOR	22	6,057,489.98	0.22%	7.521	358	84.06	585
Fixed Rate	2,512	402,811,671.65	14.37%	6.890	338	75.98	661
Total	13,598	2,802,905,617.33	100.00%	6.720	355	80.02	641

✖ RBS Greenwich Capital

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
0	3,832	734,407,294.75	26.20%	7.001	353	80.16	640
12	398	108,357,593.23	3.87%	6.648	352	79.11	655
24	6,909	1,515,722,293.83	54.08%	6.619	357	80.50	637
36	2,459	444,418,435.52	15.86%	6.614	349	78.34	652
Total	**13,598**	**2,802,905,617.33**	**100.00%**	**6.720**	**355**	**80.02**	**641**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
First Lien	13,598	2,802,905,617.33	100.00%	6.720	355	80.02	641
Total	**13,598**	**2,802,905,617.33**	**100.00%**	**6.720**	**355**	**80.02**	**641**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
Full Documentation	9,066	1,757,451,435.01	62.70%	6.817	355	81.26	623
Limited Documentation	36	7,878,709.46	0.28%	7.196	354	77.32	620
Stated Income Documentation	4,496	1,037,575,472.86	37.02%	6.551	353	77.94	672
Total	**13,598**	**2,802,905,617.33**	**100.00%**	**6.720**	**355**	**80.02**	**641**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
Cash Out Refinance	5,447	1,087,132,711.42	38.79%	6.866	352	78.20	620
Purchase	7,257	1,524,463,913.36	54.39%	6.574	357	81.56	658
Rate/Term Refinance	894	191,308,992.55	6.83%	7.044	348	78.04	622
Total	**13,598**	**2,802,905,617.33**	**100.00%**	**6.720**	**355**	**80.02**	**641**

❄ RBS Greenwich Capital

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
Non-owner	1,405	169,312,243.12	6.04%	7.025	351	76.13	664
Owner Occupied	12,110	2,617,791,014.64	93.40%	6.700	355	80.28	639
Second Home	83	15,802,359.57	0.56%	6.749	347	78.49	650
Total	13,598	2,802,905,617.33	100.00%	6.720	355	80.02	641

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
2-4 Units	881	211,889,633.69	7.56%	6.892	354	79.77	661
Condominium	983	192,714,054.54	6.88%	6.496	357	80.65	654
PUD	1,506	345,728,739.96	12.33%	6.632	356	80.68	635
Single Family	10,191	2,047,619,955.77	73.05%	6.737	354	79.87	639
Townhouse	37	4,953,233.37	0.18%	7.050	357	82.78	635
Total	13,598	2,802,905,617.33	100.00%	6.720	355	80.02	641

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
Alabama	139	15,437,301.60	0.55%	7.578	356	82.08	618
Alaska	46	9,428,123.05	0.34%	7.153	358	84.07	642
Arizona	113	17,126,433.39	0.61%	6.640	356	81.20	626
Arkansas	79	8,181,574.02	0.29%	8.056	356	89.28	617
California	4,772	1,365,255,676.97	48.71%	6.374	355	78.78	654
Colorado	744	141,687,971.03	5.06%	6.580	356	80.82	636
Connecticut	124	25,825,464.78	0.92%	6.754	349	80.61	652
Delaware	5	773,628.41	0.03%	7.239	358	76.60	588
District of Columbia	4	992,250.00	0.04%	7.804	359	74.15	598
Florida	969	153,794,001.16	5.49%	6.988	356	81.69	632
Georgia	461	69,282,482.69	2.47%	7.032	353	80.96	636
Hawaii	15	5,423,347.82	0.19%	6.417	336	78.78	639
Idaho	10	1,500,769.79	0.05%	6.997	358	82.19	648
Illinois	496	88,960,479.40	3.17%	7.289	355	82.36	629
Indiana	100	7,060,669.95	0.25%	7.632	352	79.97	599
Iowa	36	3,541,164.74	0.13%	7.807	352	84.22	619
Kansas	5	366,963.44	0.01%	7.582	357	80.46	565
Kentucky	53	5,149,375.75	0.18%	7.351	358	81.14	608
Louisiana	138	14,042,186.07	0.50%	7.874	354	84.42	606
Maine	5	665,680.57	0.02%	6.965	359	85.15	593
Maryland	143	30,304,683.58	1.08%	7.225	358	82.02	626
Massachusetts	138	33,701,144.22	1.20%	6.724	356	77.81	632
Michigan	258	34,114,342.12	1.22%	7.298	356	82.63	609
Minnesota	80	13,247,534.28	0.47%	7.331	353	83.42	618
Missouri	148	12,329,249.82	0.44%	7.801	344	83.84	618
Montana	18	2,708,951.01	0.10%	7.329	351	83.19	626
Nebraska	70	6,916,581.87	0.25%	7.476	357	83.63	625
Nevada	118	26,175,049.16	0.93%	6.666	350	80.94	631
New Hampshire	16	3,235,021.04	0.12%	6.634	358	79.22	619
New Jersey	297	70,922,041.86	2.53%	7.310	352	78.01	606
New Mexico	98	13,388,107.91	0.48%	7.723	351	83.13	600
New York	290	86,511,009.33	3.09%	7.026	349	79.00	643
North Carolina	250	30,096,346.07	1.07%	7.554	355	82.64	614
North Dakota	4	187,953.94	0.01%	7.566	358	81.93	607
Ohio	238	25,316,466.38	0.90%	7.374	354	86.06	612
Oklahoma	80	7,437,395.79	0.27%	7.521	355	82.56	615
Oregon	279	50,169,216.17	1.79%	6.705	356	81.02	640
Pennsylvania	135	15,319,784.26	0.55%	7.809	351	82.83	600
Rhode Island	30	6,025,937.18	0.21%	7.128	358	84.92	627
South Carolina	73	8,763,886.09	0.31%	7.811	345	81.70	599
South Dakota	11	1,153,088.54	0.04%	7.503	357	80.61	614
Tennessee	236	21,537,002.80	0.77%	7.292	345	80.96	623
Texas	1,225	163,729,425.57	5.84%	7.213	353	80.42	627
Utah	179	30,507,121.52	1.09%	6.613	356	82.32	644

Continued on the next page.

RBS Greenwich Capital

40

State (cont.)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
Vermont	2	249,316.92	0.01%	6.709	351	74.16	571
Virginia	160	40,903,896.25	1.46%	6.960	355	80.71	627
Washington	604	119,577,167.19	4.27%	6.607	357	81.26	638
West Virginia	10	1,289,091.20	0.05%	8.535	354	85.25	566
Wisconsin	80	10,760,259.98	0.38%	7.653	358	82.16	620
Wyoming	14	1,833,000.65	0.07%	7.042	355	82.33	640
Total	**13,598**	**2,802,905,617.33**	**100.00%**	**6.720**	**355**	**80.02**	**641**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
3.500 - 3.999	1	89,920.20	0.00%	6.600	358	32.73	596
4.000 - 4.499	1,005	241,930,220.03	10.08%	6.132	357	81.22	679
4.500 - 4.999	8,785	1,899,035,513.09	79.12%	6.617	358	81.08	641
5.000 - 5.499	5	591,561.04	0.02%	6.814	357	80.80	665
5.500 - 5.999	744	149,857,777.92	6.24%	7.765	357	79.48	558
6.000 - 6.499	16	1,687,398.59	0.07%	9.029	349	81.12	548
6.500 - 6.999	528	106,415,554.81	4.43%	7.734	357	74.43	598
7.000 - 7.499	1	156,000.00	0.01%	4.950	358	80.00	713
7.500 - 7.999	1	330,000.00	0.01%	6.350	359	77.65	717
Total	**11,086**	**2,400,093,945.68**	**100.00%**	**6.691**	**358**	**80.69**	**638**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
4.000 - 4.499	1	252,000.00	0.01%	4.150	356	80.00	678
4.500 - 4.999	170	46,014,044.86	1.92%	4.806	357	77.93	689
5.000 - 5.499	546	146,680,215.79	6.11%	5.271	357	79.19	684
5.500 - 5.999	1,560	415,312,850.22	17.30%	5.758	357	79.12	670
6.000 - 6.499	2,048	501,831,877.80	20.91%	6.238	358	80.12	658
6.500 - 6.999	2,394	539,082,220.14	22.46%	6.728	358	81.27	640
7.000 - 7.499	1,379	281,243,663.05	11.72%	7.216	358	82.01	617
7.500 - 7.999	1,263	231,528,837.89	9.65%	7.731	358	82.88	596
8.000 - 8.499	596	96,298,658.71	4.01%	8.207	358	83.29	574
8.500 - 8.999	500	71,454,029.54	2.98%	8.704	357	82.12	552
9.000 - 9.499	275	34,762,775.08	1.45%	9.194	358	82.06	548
9.500 - 9.999	153	15,962,090.40	0.67%	9.718	357	78.00	537
10.000 -10.499	91	9,388,809.53	0.39%	10.200	357	70.36	528
10.500 -10.999	69	6,588,699.54	0.27%	10.718	357	65.52	527
11.000 -11.499	20	1,792,235.64	0.07%	11.202	356	65.95	522
11.500 -11.999	15	1,486,827.76	0.06%	11.763	358	62.82	515
12.000 -12.499	6	414,109.73	0.02%	12.247	359	65.44	512
Total	**11,086**	**2,400,093,945.68**	**100.00%**	**6.691**	**358**	**80.69**	**638**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
10.000 -10.499	1	252,000.00	0.01%	4.150	356	80.00	678
10.500 -10.999	169	45,676,869.61	1.90%	4.806	357	77.91	689
11.000 -11.499	544	145,985,509.65	6.08%	5.272	357	79.19	684
11.500 -11.999	1,551	412,525,677.37	17.19%	5.757	357	79.11	670
12.000 -12.499	2,036	498,716,394.03	20.78%	6.236	358	80.11	658
12.500 -12.999	2,389	538,942,157.73	22.46%	6.722	358	81.27	641
13.000 -13.499	1,388	284,320,488.31	11.85%	7.203	358	82.00	617
13.500 -13.999	1,273	233,932,511.69	9.75%	7.716	358	82.83	596
14.000 -14.499	599	96,797,291.68	4.03%	8.200	358	83.31	575
14.500 -14.999	503	72,129,198.16	3.01%	8.693	357	82.18	553
15.000 -15.499	275	34,520,005.74	1.44%	9.189	358	82.14	549
15.500 -15.999	154	15,963,711.82	0.67%	9.704	357	78.07	539
16.000 -16.499	93	9,866,310.55	0.41%	10.143	357	70.82	528
16.500 -16.999	69	6,721,283.09	0.28%	10.695	357	65.80	526
17.000 -17.499	20	1,792,235.64	0.07%	11.202	356	65.95	522
17.500 -17.999	16	1,538,190.88	0.06%	11.737	358	63.40	515
18.000 -18.499	6	414,109.73	0.02%	12.247	359	65.44	512
Total	**11,086**	**2,400,093,945.68**	**100.00%**	**6.691**	**358**	**80.69**	**638**

Initial Periodic Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
1.000	10,331	2,236,382,931.15	93.18%	6.719	358	80.73	636
2.000	2	517,027.24	0.02%	7.587	357	81.68	560
3.000	753	163,193,987.29	6.80%	6.309	357	80.18	657
Total	**11,086**	**2,400,093,945.68**	**100.00%**	**6.691**	**358**	**80.69**	**638**

Subsequent Periodic Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
1.000	11,086	2,400,093,945.68	100.00%	6.691	358	80.69	638
Total	**11,086**	**2,400,093,945.68**	**100.00%**	**6.691**	**358**	**80.69**	**638**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon (%)	Weighted Average Stated Remaining Term (months)	Weighted Average Combined Orig LTV (%)	Weighted Average FICO
09/01/04	1	586,010.59	0.02%	5.950	354	95.00	663
10/01/04	1	202,327.52	0.01%	6.850	337	80.00	762
11/01/04	1	134,664.10	0.01%	10.250	338	85.00	512
12/01/04	8	1,995,651.35	0.08%	7.509	357	82.85	583
01/01/05	4	710,612.65	0.03%	7.845	354	81.23	595
02/01/05	11	3,179,551.11	0.13%	7.854	358	83.94	571
03/01/05	1	245,514.42	0.01%	7.600	342	80.00	655
04/01/05	1	44,274.04	0.00%	7.800	343	80.00	656
05/01/05	1	201,216.79	0.01%	6.700	344	80.00	672
06/01/05	3	317,889.96	0.01%	7.376	345	87.74	647
07/01/05	33	6,267,877.34	0.26%	6.942	346	80.18	648
08/01/05	103	22,356,343.60	0.93%	6.984	347	79.48	638
09/01/05	129	24,945,587.06	1.04%	6.999	348	79.85	631
10/01/05	72	14,252,672.83	0.59%	7.016	347	78.62	634
11/01/05	11	2,330,336.28	0.10%	7.276	350	81.96	639
12/01/05	10	2,431,932.35	0.10%	7.924	351	82.85	561
01/01/06	9	1,367,177.66	0.06%	8.593	352	76.53	592
02/01/06	45	8,329,598.80	0.35%	6.827	353	79.19	617
03/01/06	31	6,341,880.76	0.26%	6.057	354	79.26	635
04/01/06	199	41,492,107.57	1.73%	6.543	355	80.81	623
05/01/06	583	130,667,428.44	5.44%	6.362	356	79.90	629
06/01/06	3,185	706,982,193.71	29.46%	6.405	357	81.12	635
07/01/06	1,762	395,818,577.68	16.49%	6.728	358	80.79	639
08/01/06	4,192	879,645,513.44	36.65%	6.992	359	80.65	638
09/01/06	7	852,706.54	0.04%	6.986	350	80.40	629
10/01/06	2	194,060.56	0.01%	7.892	349	50.16	562
02/01/07	1	102,925.39	0.00%	6.450	353	90.00	628
03/01/07	2	912,558.15	0.04%	5.313	354	70.94	715
04/01/07	5	908,671.50	0.04%	7.079	355	78.41	581
05/01/07	28	6,305,488.35	0.26%	5.943	356	79.11	628
06/01/07	172	41,300,666.56	1.72%	5.927	357	80.20	653
07/01/07	99	21,281,985.19	0.89%	6.168	358	79.61	678
08/01/07	165	33,045,690.00	1.38%	6.679	359	80.74	649
02/01/09	1	123,336.71	0.01%	6.650	353	80.00	651
04/01/09	2	293,652.95	0.01%	5.859	355	77.74	670
05/01/09	11	2,686,968.05	0.11%	6.015	356	78.20	639
06/01/09	98	20,910,733.45	0.87%	6.106	357	79.67	676
07/01/09	35	8,474,844.23	0.35%	6.559	358	80.09	649
08/01/09	62	11,852,718.00	0.49%	7.079	359	79.29	660
Total	**11,086**	**2,400,093,945.68**	**100.00%**	**6.691**	**358**	**80.69**	**638**

✖ RBS Greenwich Capital

℀ RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

LONG BEACH MORTGAGE LOAN TRUST 2004-6
Scheduled 9/01/04 Balances

POOL GROUP:	Group I& Group II	
LIEN:	First Lien	
AGENCY:	Conforming& Non-Conforming	

TOTAL CURRENT BALANCE:	1,021,203,736.92	
TOTAL ORIGINAL LOAN AMOUNT:	1,021,236,082.10	

NUMBER OF LOANS: 3,734

		Minimum	Maximum
AVG CURRENT BALANCE:	$273,487.88	$32,340.00	$998,500.00
AVG ORIGINAL LOAN AMOUNT:	$273,496.54	$32,340.00	$998,500.00
WAVG GROSS COUPON:	6.2988 %	4.1500	9.9500 %
WAVG GROSS MARGIN:	4.9652 %	4.2500	7.0000 %
WAVG INITIAL RATE CAP:	1.1307 %	1.0000	3.0000 %
WAVG PERIODIC RATE CAP:	1.0000 %	1.0000	1.0000 %
WAVG MINIMUM RATE:	6.2988 %	4.1500	9.9500 %
WAVG MAXIMUM RATE:	12.2997 %	10.1500	15.9500 %
WAVG INITIAL RESET FREQUENCY:	25 months	24	60 months
WAVG RESET FREQUENCY:	6 months	6	6 months
WAVG NEXT RESET:	23.28 months	19.00	59.00 months
WAVG COMB. ORIGINAL LTV:	80.16 %	14.09	100.00 %
WAVG BACK RATIO:	42.31 %	3.00	59.00 %
WAVG FICO SCORE:	657	503	808
WAVG ORIGINAL TERM:	360 months	360	360 months
WAVG REMAINING TERM:	358 months	355	359 months
WAVG SEASONING:	2 months	1	5 months
WAVG PREPAY TERM:	25 months	0	36 months

TOP STATE CONCENTRATIONS ($): 71.96 % California, 6.03 % Colorado, 4.48 % Washington
MAXIMUM ZIP CODE CONCENTRATION 0.89 % 94603 (Oakland, CA)

FIRST PAY DATE:	May 01, 2004	Sep 01, 2004
PAID TO DATE:	Jun 01, 2004	Oct 01, 2004
NEXT RATE CHANGE DATE:	Apr 01, 2006	Aug 01, 2009
MATURE DATE:	Apr 01, 2034	Aug 01, 2034

PRODUCT:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
2/28 LIBOR I/O	953,564,966.05	93.38	3,461	92.69
3/27 LIBOR I/O	39,639,244.31	3.88	150	4.02
5/25 LIBOR I/O	27,999,526.56	2.74	123	3.29
TOTAL	1,021,203,736.92	100.00	3,734	100.00

For internal use only. All Amounts subject to change.   (Tue Aug 17 13:54:03 EDT 2004) [rmg] Page: 1 of 6

ALTA PRODUCT:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
Alt A	122,162,670.02	11.96	457	12.24
Non Alt A	899,041,066.90	88.04	3,277	87.76
TOTAL	1,021,203,736.92	100.00	3,734	100.00

SILENT SECOND:				
Silent Second	684,644,528.75	67.04	2,539	68.00
No Silent Second	336,559,208.17	32.96	1,195	32.00
TOTAL	1,021,203,736.92	100.00	3,734	100.00

INDEX:				
6 Mo Libor	1,021,203,736.92	100.00	3,734	100.00
TOTAL	1,021,203,736.92	100.00	3,734	100.00

STATUS:				
C	1,021,203,736.92	100.00	3,734	100.00
TOTAL	1,021,203,736.92	100.00	3,734	100.00

ORIGINAL BALANCE:				
32,340.00 - 100,000.00	13,883,124.93	1.36	175	4.69
100,000.01 - 200,000.00	169,498,905.42	16.60	1,097	29.38
200,000.01 - 300,000.00	277,965,321.48	27.22	1,116	29.89
300,000.01 - 400,000.00	270,287,485.34	26.47	776	20.78
400,000.01 - 500,000.00	160,450,027.59	15.71	359	9.61
500,000.01 - 600,000.00	67,997,080.66	6.66	124	3.32
600,000.01 - 700,000.00	36,355,482.99	3.56	56	1.50
700,000.01 - 800,000.00	14,879,058.51	1.46	20	0.54
800,000.01 - 900,000.00	5,109,750.00	0.50	6	0.16
900,000.01 - 998,500.00	4,777,500.00	0.47	5	0.13
TOTAL	1,021,203,736.92	100.00	3,734	100.00

CURRENT BALANCE:				
32,340.00 - 50,000.00	580,040.00	0.06	13	0.35
50,000.01 - 100,000.00	13,303,084.93	1.30	162	4.34
100,000.01 - 150,000.00	61,733,183.94	6.05	486	13.02
150,000.01 - 200,000.00	107,765,721.48	10.55	611	16.36
200,000.01 - 250,000.00	131,538,608.91	12.88	584	15.64
250,000.01 - 300,000.00	146,426,712.57	14.34	532	14.25
300,000.01 - 350,000.00	130,557,479.89	12.78	403	10.79
350,000.01 - 400,000.00	139,730,005.45	13.68	373	9.99
400,000.01 - 450,000.00	93,403,149.51	9.15	219	5.87
450,000.01 - 500,000.00	67,046,878.08	6.57	140	3.75
500,000.01 - 550,000.00	36,837,917.73	3.61	70	1.87
550,000.01 - 600,000.00	31,159,162.93	3.05	54	1.45
600,000.01 - 650,000.00	21,474,957.56	2.10	34	0.91
650,000.01 - 700,000.00	14,880,525.43	1.46	22	0.59
700,000.01 - 750,000.00	9,514,026.51	0.93	13	0.35
750,000.01 - 800,000.00	5,365,032.00	0.53	7	0.19
800,000.01 - 850,000.00	3,349,750.00	0.33	4	0.11
850,000.01 - 900,000.00	1,760,000.00	0.17	2	0.05
900,000.01 - 950,000.00	1,859,000.00	0.18	2	0.05
950,000.01 - 998,500.00	2,918,500.00	0.29	3	0.08
TOTAL	1,021,203,736.92	100.00	3,734	100.00

GROSS COUPON:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
4.150 - 5.000	33,698,327.01	3.30	117	3.13
5.001 - 6.000	357,461,308.62	35.00	1,241	33.24
6.001 - 7.000	482,234,641.43	47.22	1,782	47.72
7.001 - 8.000	134,691,205.75	13.19	539	14.43
8.001 - 9.000	12,152,494.13	1.19	46	1.23
9.001 - 9.950	965,759.98	0.09	9	0.24
TOTAL	1,021,203,736.92	100.00	3,734	100.00

GROSS MARGIN:				
4.250 - 5.000	977,138,828.93	95.69	3,578	95.82
5.001 - 6.000	26,958,227.10	2.64	95	2.54
6.001 - 7.000	17,106,680.89	1.68	61	1.63
TOTAL	1,021,203,736.92	100.00	3,734	100.00

COMB. ORIGINAL LTV:				
14.09 - 15.00	162,000.00	0.02	1	0.03
15.01 - 20.00	54,978.46	0.01	1	0.03
25.01 - 30.00	335,499.99	0.03	3	0.08
30.01 - 35.00	225,099.25	0.02	2	0.05
35.01 - 40.00	545,500.00	0.05	2	0.05
40.01 - 45.00	951,998.50	0.09	5	0.13
45.01 - 50.00	1,966,235.53	0.19	7	0.19
50.01 - 55.00	6,382,216.82	0.62	19	0.51
55.01 - 60.00	5,796,419.87	0.57	23	0.62
60.01 - 65.00	12,349,724.06	1.21	45	1.21
65.01 - 70.00	22,332,454.86	2.19	73	1.96
70.01 - 75.00	35,938,303.99	3.52	124	3.32
75.01 - 80.00	768,855,431.88	75.29	2,843	76.14
80.01 - 85.00	57,591,970.78	5.64	189	5.06
85.01 - 90.00	97,560,204.25	9.55	352	9.43
90.01 - 95.00	9,276,598.68	0.91	42	1.12
95.01 - 100.00	879,100.00	0.09	3	0.08
TOTAL	1,021,203,736.92	100.00	3,734	100.00

FICO:				
503 - 550	11,711,630.47	1.15	37	0.99
551 - 600	149,120,371.72	14.60	554	14.84
601 - 650	300,837,446.64	29.46	1,125	30.13
651 - 700	349,474,191.33	34.22	1,273	34.09
701 - 750	157,362,925.00	15.41	560	15.00
751 - 800	51,604,845.20	5.05	181	4.85
801 - 808	1,092,326.56	0.11	4	0.11
TOTAL	1,021,203,736.92	100.00	3,734	100.00

MAXIMUM RATE:				
10.150 - 11.000	33,698,327.01	3.30	117	3.13
11.001 - 12.000	357,461,308.62	35.00	1,241	33.24
12.001 - 13.000	481,294,726.44	47.13	1,777	47.59
13.001 - 14.000	135,631,120.74	13.28	544	14.57
14.001 - 15.000	12,152,494.13	1.19	46	1.23
15.001 - 15.950	965,759.98	0.09	9	0.24
TOTAL	1,021,203,736.92	100.00	3,734	100.00

✖ RBS Greenwich Capital

	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
MINIMUM RATE:				
4.150 - 5.000	33,698,327.01	3.30	117	3.13
5.001 - 6.000	357,461,308.62	35.00	1,241	33.24
6.001 - 7.000	482,234,641.43	47.22	1,782	47.72
7.001 - 8.000	134,691,205.75	13.19	539	14.43
8.001 - 9.000	12,152,494.13	1.19	46	1.23
9.001 - 9.950	965,759.98	0.09	9	0.24
TOTAL	1,021,203,736.92	100.00	3,734	100.00
INITIAL RATE CAP:				
1.000	954,453,377.59	39.77	3,463	31.24
3.000	66,750,359.33	2.78	271	2.44
TOTAL	1,021,203,736.92	100.00	3,734	100.00
PERIODIC RATE CAP:				
1.000	1,021,203,736.92	42.55	3,734	33.68
TOTAL	1,021,203,736.92	100.00	3,734	100.00
NEXT RATE CHANGE DATE:				
04/01/06 - 04/30/06	8,198,842.35	0.80	28	0.75
05/01/06 - 05/31/06	51,391,836.84	5.03	189	5.06
06/01/06 - 06/30/06	352,255,962.67	34.49	1,268	33.96
07/01/06 - 07/31/06	208,572,520.59	20.42	764	20.46
08/01/06 - 08/31/06	333,145,803.60	32.62	1,212	32.46
04/01/07 - 04/30/07	348,300.00	0.03	1	0.03
05/01/07 - 05/31/07	3,024,114.12	0.30	13	0.35
06/01/07 - 06/30/07	18,959,426.02	1.86	68	1.82
07/01/07 - 07/31/07	7,433,655.17	0.73	31	0.83
08/01/07 - 08/31/07	9,873,749.00	0.97	37	0.99
05/01/09 - 05/31/09	2,023,207.13	0.20	8	0.21
06/01/09 - 06/30/09	15,351,011.43	1.50	71	1.90
07/01/09 - 07/31/09	4,775,850.00	0.47	19	0.51
08/01/09 - 08/31/09	5,849,458.00	0.57	25	0.67
TOTAL	1,021,203,736.92	100.00	3,734	100.00
IO TERM:				
24	953,564,966.05	93.38	3,461	92.69
36	39,639,244.31	3.88	150	4.02
60	27,999,526.56	2.74	123	3.29
TOTAL	1,021,203,736.92	100.00	3,734	100.00
ORIGINAL TERM:				
360	1,021,203,736.92	100.00	3,734	100.00
TOTAL	1,021,203,736.92	100.00	3,734	100.00
REMAINING TERM:				
355	8,547,142.35	0.84	29	0.78
356	56,439,158.09	5.53	210	5.62
357	386,566,400.12	37.85	1,407	37.68
358	220,782,025.76	21.62	814	21.80
359	348,869,010.60	34.16	1,274	34.12
TOTAL	1,021,203,736.92	100.00	3,734	100.00

SEASONING:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
1	348,869,010.60	34.16	1,274	34.12
2	220,782,025.76	21.62	814	21.80
3	386,566,400.12	37.85	1,407	37.68
4	56,439,158.09	5.53	210	5.62
5	8,547,142.35	0.84	29	0.78
TOTAL	1,021,203,736.92	100.00	3,734	100.00
AMORTIZATION:				
Interest Only	1,021,203,736.92	100.00	3,734	100.00
TOTAL	1,021,203,736.92	100.00	3,734	100.00
SILENT SECOND:				
Silent Second	684,644,528.75	67.04	2,539	68.00
No Silent Second	336,559,208.17	32.96	1,195	32.00
TOTAL	1,021,203,736.92	100.00	3,734	100.00
PREPAYMENT PENALTY:				
Prepayment Penalty	860,162,140.30	84.23	3,120	83.56
No Prepayment Penalty	161,041,596.62	15.77	614	16.44
TOTAL	1,021,203,736.92	100.00	3,734	100.00
PREPAY TERM:				
0	161,041,596.62	15.77	614	16.44
12	42,206,026.60	4.13	141	3.78
24	724,587,687.10	70.95	2,590	69.36
36	93,368,426.60	9.14	389	10.42
TOTAL	1,021,203,736.92	100.00	3,734	100.00
LIEN POSITION:				
First Lien	1,021,203,736.92	100.00	3,734	100.00
TOTAL	1,021,203,736.92	100.00	3,734	100.00
PROPERTY TYPE:				
Single Family	725,563,924.18	71.05	2,617	70.09
PUD	140,630,423.10	13.77	519	13.90
Condominium	96,996,541.64	9.50	412	11.03
2-4 Units	56,959,098.01	5.58	180	4.82
Townhouse	1,053,749.99	0.10	6	0.16
TOTAL	1,021,203,736.92	100.00	3,734	100.00
PURPOSE:				
Purchase	685,579,687.35	67.13	2,519	67.46
Cash Out Refinance	285,541,560.91	27.96	1,048	28.07
Rate/Term Refinance	50,082,488.66	4.90	167	4.47
TOTAL	1,021,203,736.92	100.00	3,734	100.00
OCCUPANCY:				
Owner Occupied	970,384,872.43	95.02	3,466	92.82
Non-owner	46,047,765.31	4.51	247	6.61
Second Home	4,771,099.18	0.47	21	0.56
TOTAL	1,021,203,736.92	100.00	3,734	100.00

❈ RBS Greenwich Capital

DOCUMENTATION:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
Full Documentation	576,817,286.07	56.48	2,179	58.36
Stated Income Documentation	442,274,200.85	43.31	1,550	41.51
Limited Documentation	2,112,250.00	0.21	5	0.13
TOTAL	1,021,203,736.92	100.00	3,734	100.00

RISK:				
A-1	2,718,926.04	0.27	10	0.27
A-2	4,939,614.00	0.48	13	0.35
A-4	2,686,400.00	0.26	8	0.21
A-5	8,937,185.29	0.88	28	0.75
A1	543,976,331.64	53.27	1,953	52.30
A2	71,216,787.45	6.97	269	7.20
A3	246,952,976.67	24.18	936	25.07
AA	122,162,670.02	11.96	457	12.24
B	14,530,995.89	1.42	50	1.34
B+	1,143,200.00	0.11	5	0.13
C	1,938,649.92	0.19	5	0.13
TOTAL	1,021,203,736.92	100.00	3,734	100.00

STATE:				
Alaska	760,800.00	0.07	4	0.11
Arizona	8,865,877.82	0.87	52	1.39
California	734,902,355.87	71.96	2,334	62.51
Colorado	61,611,296.44	6.03	313	8.38
Connecticut	2,145,870.00	0.21	9	0.24
Florida	36,804,673.80	3.60	191	5.12
Georgia	24,506,989.02	2.40	143	3.83
Hawaii	503,399.99	0.05	2	0.05
Illinois	10,064,388.44	0.99	39	1.04
Indiana	704,999.99	0.07	3	0.08
Maryland	8,459,300.05	0.83	31	0.83
Massachusetts	2,116,970.00	0.21	9	0.24
Michigan	2,350,859.60	0.23	14	0.37
Minnesota	2,112,032.63	0.21	13	0.35
Missouri	144,000.00	0.01	1	0.03
Nevada	14,655,200.91	1.44	66	1.77
New Jersey	3,496,550.00	0.34	9	0.24
New Mexico	525,924.00	0.05	3	0.08
New York	5,960,884.62	0.58	20	0.54
North Carolina	4,680,867.58	0.46	28	0.75
Ohio	1,368,400.00	0.13	13	0.35
Oregon	11,034,537.51	1.08	57	1.53
Rhode Island	224,000.00	0.02	1	0.03
Tennessee	1,355,719.00	0.13	11	0.29
Texas	19,746,943.06	1.93	83	2.22
Utah	10,230,241.69	1.00	53	1.42
Virginia	4,995,392.00	0.49	14	0.37
Washington	45,716,666.50	4.48	212	5.68
Wisconsin	1,158,596.40	0.11	6	0.16
TOTAL	1,021,203,736.92	100.00	3,734	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

✖ RBS Greenwich Capital

LONG BEACH MORTGAGE LOAN TRUST 2004-6
Scheduled 9/01/04 Balances

POOL GROUP:	Group I& Group II		
LIEN:	First Lien		
AGENCY:	Conforming& Non-Conforming		

TOTAL CURRENT BALANCE:	1,021,203,736.92		
TOTAL ORIGINAL LOAN AMOUNT:	1,021,236,082.10		

NUMBER OF LOANS:	3,734		

		Minimum	Maximum
AVG CURRENT BALANCE:	$273,487.88	$32,340.00	$998,500.00
AVG ORIGINAL LOAN AMOUNT:	$273,496.54	$32,340.00	$998,500.00
WAVG GROSS COUPON:	6.2988 %	4.1500	9.9500 %
WAVG GROSS MARGIN:	4.9652 %	4.2500	7.0000 %
WAVG INITIAL RATE CAP:	1.1307 %	1.0000	3.0000 %
WAVG PERIODIC RATE CAP:	1.0000 %	1.0000	1.0000 %
WAVG MINIMUM RATE:	6.2988 %	4.1500	9.9500 %
WAVG MAXIMUM RATE:	12.2997 %	10.1500	15.9500 %
WAVG INITIAL RESET FREQUENCY:	25 months	24	60 months
WAVG RESET FREQUENCY:	6 months	6	6 months
WAVG NEXT RESET:	23.28 months	19.00	59.00 months
WAVG COMB. ORIGINAL LTV:	80.16 %	14.09	100.00 %
WAVG BACK RATIO:	42.31 %	3.00	59.00 %
WAVG FICO SCORE:	657	503	808
WAVG ORIGINAL TERM:	360 months	360	360 months
WAVG REMAINING TERM:	358 months	355	359 months
WAVG SEASONING:	2 months	1	5 months
WAVG PREPAY TERM:	25 months	0	36 months

TOP STATE CONCENTRATIONS ($):	71.96 % California, 6.03 % Colorado, 4.48 % Washington	
MAXIMUM ZIP CODE CONCENTRATION	0.89 % 94603 (Oakland, CA)	

FIRST PAY DATE:	May 01, 2004	Sep 01, 2004
PAID TO DATE:	Jun 01, 2004	Oct 01, 2004
NEXT RATE CHANGE DATE:	Apr 01, 2006	Aug 01, 2009
MATURE DATE:	Apr 01, 2034	Aug 01, 2034

PRODUCT:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
2/28 LIBOR I/O	953,564,966.05	93.38	3,461	92.69
3/27 LIBOR I/O	39,639,244.31	3.88	150	4.02
5/25 LIBOR I/O	27,999,526.56	2.74	123	3.29
TOTAL	1,021,203,736.92	100.00	3,734	100.00

✖ RBS Greenwich Capital

ALTA PRODUCT:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
Alt A	122,162,670.02	11.96	457	12.24
Non Alt A	899,041,066.90	88.04	3,277	87.76
TOTAL	1,021,203,736.92	100.00	3,734	100.00

INDEX:				
6 Mo Libor	1,021,203,736.92	100.00	3,734	100.00
TOTAL	1,021,203,736.92	100.00	3,734	100.00

STATUS:				
C	1,021,203,736.92	100.00	3,734	100.00
TOTAL	1,021,203,736.92	100.00	3,734	100.00

ORIGINAL BALANCE:				
32,340.00 - 100,000.00	13,883,124.93	1.36	175	4.69
100,000.01 - 200,000.00	169,498,905.42	16.60	1,097	29.38
200,000.01 - 300,000.00	277,965,321.48	27.22	1,116	29.89
300,000.01 - 400,000.00	270,287,485.34	26.47	776	20.78
400,000.01 - 500,000.00	160,450,027.59	15.71	359	9.61
500,000.01 - 600,000.00	67,997,080.66	6.66	124	3.32
600,000.01 - 700,000.00	36,355,482.99	3.56	56	1.50
700,000.01 - 800,000.00	14,879,058.51	1.46	20	0.54
800,000.01 - 900,000.00	5,109,750.00	0.50	6	0.16
900,000.01 - 998,500.00	4,777,500.00	0.47	5	0.13
TOTAL	1,021,203,736.92	100.00	3,734	100.00

CURRENT BALANCE:				
32,340.00 - 50,000.00	580,040.00	0.06	13	0.35
50,000.01 - 100,000.00	13,303,084.93	1.30	162	4.34
100,000.01 - 150,000.00	61,733,183.94	6.05	486	13.02
150,000.01 - 200,000.00	107,765,721.48	10.55	611	16.36
200,000.01 - 250,000.00	131,538,608.91	12.88	584	15.64
250,000.01 - 300,000.00	146,426,712.57	14.34	532	14.25
300,000.01 - 350,000.00	130,557,479.89	12.78	403	10.79
350,000.01 - 400,000.00	139,730,005.45	13.68	373	9.99
400,000.01 - 450,000.00	93,403,149.51	9.15	219	5.87
450,000.01 - 500,000.00	67,046,878.08	6.57	140	3.75
500,000.01 - 550,000.00	36,837,917.73	3.61	70	1.87
550,000.01 - 600,000.00	31,159,162.93	3.05	54	1.45
600,000.01 - 650,000.00	21,474,957.56	2.10	34	0.91
650,000.01 - 700,000.00	14,880,525.43	1.46	22	0.59
700,000.01 - 750,000.00	9,514,026.51	0.93	13	0.35
750,000.01 - 800,000.00	5,365,032.00	0.53	7	0.19
800,000.01 - 850,000.00	3,349,750.00	0.33	4	0.11
850,000.01 - 900,000.00	1,760,000.00	0.17	2	0.05
900,000.01 - 950,000.00	1,859,000.00	0.18	2	0.05
950,000.01 - 998,500.00	2,918,500.00	0.29	3	0.08
TOTAL	1,021,203,736.92	100.00	3,734	100.00

✶ RBS Greenwich Capital

GROSS COUPON:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
4.150 - 5.000	33,698,327.01	3.30	117	3.13
5.001 - 6.000	357,461,308.62	35.00	1,241	33.24
6.001 - 7.000	482,234,641.43	47.22	1,782	47.72
7.001 - 8.000	134,691,205.75	13.19	539	14.43
8.001 - 9.000	12,152,494.13	1.19	46	1.23
9.001 - 9.950	965,759.98	0.09	9	0.24
TOTAL	1,021,203,736.92	100.00	3,734	100.00

GROSS MARGIN:				
4.250 - 5.000	977,138,828.93	95.69	3,578	95.82
5.001 - 6.000	26,958,227.10	2.64	95	2.54
6.001 - 7.000	17,106,680.89	1.68	61	1.63
TOTAL	1,021,203,736.92	100.00	3,734	100.00

COMB. ORIGINAL LTV:				
14.09 - 15.00	162,000.00	0.02	1	0.03
15.01 - 20.00	54,978.46	0.01	1	0.03
25.01 - 30.00	335,499.99	0.03	3	0.08
30.01 - 35.00	225,099.25	0.02	2	0.05
35.01 - 40.00	545,500.00	0.05	2	0.05
40.01 - 45.00	951,998.50	0.09	5	0.13
45.01 - 50.00	1,966,235.53	0.19	7	0.19
50.01 - 55.00	6,382,216.82	0.62	19	0.51
55.01 - 60.00	5,796,419.87	0.57	23	0.62
60.01 - 65.00	12,349,724.06	1.21	45	1.21
65.01 - 70.00	22,332,454.86	2.19	73	1.96
70.01 - 75.00	35,938,303.99	3.52	124	3.32
75.01 - 80.00	768,855,431.88	75.29	2,843	76.14
80.01 - 85.00	57,591,970.78	5.64	189	5.06
85.01 - 90.00	97,560,204.25	9.55	352	9.43
90.01 - 95.00	9,276,598.68	0.91	42	1.12
95.01 - 100.00	879,100.00	0.09	3	0.08
TOTAL	1,021,203,736.92	100.00	3,734	100.00

FICO:				
503 - 550	11,711,630.47	1.15	37	0.99
551 - 600	149,120,371.72	14.60	554	14.84
601 - 650	300,837,446.64	29.46	1,125	30.13
651 - 700	349,474,191.33	34.22	1,273	34.09
701 - 750	157,362,925.00	15.41	560	15.00
751 - 800	51,604,845.20	5.05	181	4.85
801 - 808	1,092,326.56	0.11	4	0.11
TOTAL	1,021,203,736.92	100.00	3,734	100.00

MAXIMUM RATE:				
10.150 - 11.000	33,698,327.01	3.30	117	3.13
11.001 - 12.000	357,461,308.62	35.00	1,241	33.24
12.001 - 13.000	481,294,726.44	47.13	1,777	47.59
13.001 - 14.000	135,631,120.74	13.28	544	14.57
14.001 - 15.000	12,152,494.13	1.19	46	1.23
15.001 - 15.950	965,759.98	0.09	9	0.24
TOTAL	1,021,203,736.92	100.00	3,734	100.00

✖ RBS Greenwich Capital

MINIMUM RATE:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
4.150 - 5.000	33,698,327.01	3.30	117	3.13
5.001 - 6.000	357,461,308.62	35.00	1,241	33.24
6.001 - 7.000	482,234,641.43	47.22	1,782	47.72
7.001 - 8.000	134,691,205.75	13.19	539	14.43
8.001 - 9.000	12,152,494.13	1.19	46	1.23
9.001 - 9.950	965,759.98	0.09	9	0.24
TOTAL	1,021,203,736.92	100.00	3,734	100.00

INITIAL RATE CAP:				
1.000	954,453,377.59	39.77	3,463	31.24
3.000	66,750,359.33	2.78	271	2.44
TOTAL	1,021,203,736.92	100.00	3,734	100.00

PERIODIC RATE CAP:				
1.000	1,021,203,736.92	42.55	3,734	33.68
TOTAL	1,021,203,736.92	100.00	3,734	100.00

NEXT RATE CHANGE DATE:				
04/01/06 - 04/30/06	8,198,842.35	0.80	28	0.75
05/01/06 - 05/31/06	51,391,836.84	5.03	189	5.06
06/01/06 - 06/30/06	352,255,962.67	34.49	1,268	33.96
07/01/06 - 07/31/06	208,572,520.59	20.42	764	20.46
08/01/06 - 08/31/06	333,145,803.60	32.62	1,212	32.46
04/01/07 - 04/30/07	348,300.00	0.03	1	0.03
05/01/07 - 05/31/07	3,024,114.12	0.30	13	0.35
06/01/07 - 06/30/07	18,959,426.02	1.86	68	1.82
07/01/07 - 07/31/07	7,433,655.17	0.73	31	0.83
08/01/07 - 08/31/07	9,873,749.00	0.97	37	0.99
05/01/09 - 05/31/09	2,023,207.13	0.20	8	0.21
06/01/09 - 06/30/09	15,351,011.43	1.50	71	1.90
07/01/09 - 07/31/09	4,775,850.00	0.47	19	0.51
08/01/09 - 08/31/09	5,849,458.00	0.57	25	0.67
TOTAL	1,021,203,736.92	100.00	3,734	100.00

IO TERM:				
24	953,564,966.05	93.38	3,461	92.69
36	39,639,244.31	3.88	150	4.02
60	27,999,526.56	2.74	123	3.29
TOTAL	1,021,203,736.92	100.00	3,734	100.00

ORIGINAL TERM:				
360	1,021,203,736.92	100.00	3,734	100.00
TOTAL	1,021,203,736.92	100.00	3,734	100.00

REMAINING TERM:				
355	8,547,142.35	0.84	29	0.78
356	56,439,158.09	5.53	210	5.62
357	386,566,400.12	37.85	1,407	37.68
358	220,782,025.76	21.62	814	21.80
359	348,869,010.60	34.16	1,274	34.12
TOTAL	1,021,203,736.92	100.00	3,734	100.00

✖ RBS Greenwich Capital

SEASONING:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
1	348,869,010.60	34.16	1,274	34.12
2	220,782,025.76	21.62	814	21.80
3	386,566,400.12	37.85	1,407	37.68
4	56,439,158.09	5.53	210	5.62
5	8,547,142.35	0.84	29	0.78
TOTAL	1,021,203,736.92	100.00	3,734	100.00

AMORTIZATION:				
Interest Only	1,021,203,736.92	100.00	3,734	100.00
TOTAL	1,021,203,736.92	100.00	3,734	100.00

PREPAYMENT PENALTY:				
Prepayment Penalty	860,162,140.30	84.23	3,120	83.56
No Prepayment Penalty	161,041,596.62	15.77	614	16.44
TOTAL	1,021,203,736.92	100.00	3,734	100.00

PREPAY TERM:				
0	161,041,596.62	15.77	614	16.44
12	42,206,026.60	4.13	141	3.78
24	724,587,687.10	70.95	2,590	69.36
36	93,368,426.60	9.14	389	10.42
TOTAL	1,021,203,736.92	100.00	3,734	100.00

LIEN POSITION:				
First Lien	1,021,203,736.92	100.00	3,734	100.00
TOTAL	1,021,203,736.92	100.00	3,734	100.00

PROPERTY TYPE:				
Single Family	725,563,924.18	71.05	2,617	70.09
PUD	140,630,423.10	13.77	519	13.90
Condominium	96,996,541.64	9.50	412	11.03
2-4 Units	56,959,098.01	5.58	180	4.82
Townhouse	1,053,749.99	0.10	6	0.16
TOTAL	1,021,203,736.92	100.00	3,734	100.00

PURPOSE:				
Purchase	685,579,687.35	67.13	2,519	67.46
Cash Out Refinance	285,541,560.91	27.96	1,048	28.07
Rate/Term Refinance	50,082,488.66	4.90	167	4.47
TOTAL	1,021,203,736.92	100.00	3,734	100.00

OCCUPANCY:				
Owner Occupied	970,384,872.43	95.02	3,466	92.82
Non-owner	46,047,765.31	4.51	247	6.61
Second Home	4,771,099.18	0.47	21	0.56
TOTAL	1,021,203,736.92	100.00	3,734	100.00

✖ RBS Greenwich Capital

DOCUMENTATION:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
Full Documentation	576,817,286.07	56.48	2,179	58.36
Stated Income Documentation	442,274,200.85	43.31	1,550	41.51
Limited Documentation	2,112,250.00	0.21	5	0.13
TOTAL	1,021,203,736.92	100.00	3,734	100.00

RISK:				
A-1	2,718,926.04	0.27	10	0.27
A-2	4,939,614.00	0.48	13	0.35
A-4	2,686,400.00	0.26	8	0.21
A-5	8,937,185.29	0.88	28	0.75
A1	543,976,331.64	53.27	1,953	52.30
A2	71,216,787.45	6.97	269	7.20
A3	246,952,976.67	24.18	936	25.07
AA	122,162,670.02	11.96	457	12.24
B	14,530,995.89	1.42	50	1.34
B+	1,143,200.00	0.11	5	0.13
C	1,938,649.92	0.19	5	0.13
TOTAL	1,021,203,736.92	100.00	3,734	100.00

STATE:				
Alaska	760,800.00	0.07	4	0.11
Arizona	8,865,877.82	0.87	52	1.39
California	734,902,355.87	71.96	2,334	62.51
Colorado	61,611,296.44	6.03	313	8.38
Connecticut	2,145,870.00	0.21	9	0.24
Florida	36,804,673.80	3.60	191	5.12
Georgia	24,506,989.02	2.40	143	3.83
Hawaii	503,399.99	0.05	2	0.05
Illinois	10,064,388.44	0.99	39	1.04
Indiana	704,999.99	0.07	3	0.08
Maryland	8,459,300.05	0.83	31	0.83
Massachusetts	2,116,970.00	0.21	9	0.24
Michigan	2,350,859.60	0.23	14	0.37
Minnesota	2,112,032.63	0.21	13	0.35
Missouri	144,000.00	0.01	1	0.03
Nevada	14,655,200.91	1.44	66	1.77
New Jersey	3,496,550.00	0.34	9	0.24
New Mexico	525,924.00	0.05	3	0.08
New York	5,960,884.62	0.58	20	0.54
North Carolina	4,680,867.58	0.46	28	0.75
Ohio	1,368,400.00	0.13	13	0.35
Oregon	11,034,537.51	1.08	57	1.53
Rhode Island	224,000.00	0.02	1	0.03
Tennessee	1,355,719.00	0.13	11	0.29
Texas	19,746,943.06	1.93	83	2.22
Utah	10,230,241.69	1.00	53	1.42
Virginia	4,995,392.00	0.49	14	0.37
Washington	45,716,666.50	4.48	212	5.68
Wisconsin	1,158,596.40	0.11	6	0.16
TOTAL	1,021,203,736.92	100.00	3,734	100.00

RBS Greenwich Capital

LONG BEACH MORTGAGE LOAN TRUST 2004-6
Scheduled 9/01/04 Balances

POOL GROUP:	Group I& Group II		
LIEN:	First Lien		
AGENCY:	Conforming& Non-Conforming		

TOTAL CURRENT BALANCE:	315,522,134.14	
TOTAL ORIGINAL LOAN AMOUNT:	315,864,995.00	

NUMBER OF LOANS:	504	

		Minimum	Maximum
AVG CURRENT BALANCE:	$626,035.98	$500,650.00	$1,000,000.00
AVG ORIGINAL LOAN AMOUNT:	$626,716.26	$500,650.00	$1,000,000.00
WAVG GROSS COUPON:	6.6351 %	4.5500	10.0000 %
WAVG GROSS MARGIN:	4.9890 %	4.2500	6.7500 %
WAVG INITIAL RATE CAP:	1.1584 %	1.0000	3.0000 %
WAVG PERIODIC RATE CAP:	1.0000 %	1.0000	1.0000 %
WAVG MINIMUM RATE:	6.6415 %	4.5500	10.0000 %
WAVG MAXIMUM RATE:	12.6522 %	10.5500	16.0000 %
WAVG INITIAL RESET FREQUENCY:	25 months	6	60 months
WAVG RESET FREQUENCY:	6 months	6	6 months
WAVG NEXT RESET:	22.45 months	0.00	58.00 months
WAVG COMB. ORIGINAL LTV:	78.14 %	29.67	100.00 %
WAVG CLTV (with Silent 2nd):	83.41 %	29.67	100.00 %
WAVG BACK RATIO:	39.59 %	5.00	55.00 %
WAVG FICO SCORE:	633	502	795
WAVG ORIGINAL TERM:	358 months	180	360 months
WAVG REMAINING TERM:	356 months	177	359 months
WAVG SEASONING:	3 months	1	13 months
WAVG PREPAY TERM:	25 months	0	36 months

TOP STATE CONCENTRATIONS ($):	57.03 % California, 8.25 % Texas, 5.16 % Florida
MAXIMUM ZIP CODE CONCENTRATION	1.13 % 94401 (San Mateo, CA)

FIRST PAY DATE:	Sep 01, 2003	Sep 01, 2004
PAID TO DATE:	Jun 01, 2004	Sep 01, 2004
NEXT RATE CHANGE DATE:	Sep 01, 2004	Jul 01, 2009
MATURE DATE:	Jun 01, 2019	Aug 01, 2034

PRODUCT:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
2/28 LIBOR	137,987,653.27	43.73	220	43.65
2/28 LIBOR I/O	121,524,172.16	38.52	199	39.48
3/27 LIBOR	11,460,038.48	3.63	18	3.57
3/27 LIBOR I/O	7,074,700.00	2.24	11	2.18
5/25 LIBOR	1,517,111.44	0.48	2	0.40
5/25 LIBOR I/O	520,000.00	0.16	1	0.20
6 Month LIBOR	2,608,726.36	0.83	4	0.79
Fixed Rate 15 Year	3,038,535.69	0.96	5	0.99
Fixed Rate 30 Year	29,791,196.74	9.44	44	8.73
TOTAL	315,522,134.14	100.00	504	100.00

AGENCY:				
Conforming	3,383,640.08	1.07	6	1.19
Non-Conforming	312,138,494.06	98.93	498	98.81
TOTAL	315,522,134.14	100.00	504	100.00

ALTA PRODUCT:				
Alt A	60,936,706.80	19.31	93	18.45
Non Alt A	254,585,427.34	80.69	411	81.55
TOTAL	315,522,134.14	100.00	504	100.00

SILENT SECOND:				
No Silent Second	213,888,268.29	67.79	333	66.07
Silent Second	101,633,865.85	32.21	171	33.93
TOTAL	315,522,134.14	100.00	504	100.00

INDEX:				
6 Mo Libor	282,692,401.71	89.60	455	90.28
Fixed Rate	32,829,732.43	10.40	49	9.72
TOTAL	315,522,134.14	100.00	504	100.00

STATUS:				
C	315,522,134.14	100.00	504	100.00
TOTAL	315,522,134.14	100.00	504	100.00

ORIGINAL BALANCE:				
500,650.00 - 600,000.00	152,625,575.70	48.37	278	55.16
600,000.01 - 700,000.00	80,583,288.58	25.54	124	24.60
700,000.01 - 800,000.00	47,087,063.34	14.92	63	12.50
800,000.01 - 900,000.00	17,752,729.71	5.63	21	4.17
900,000.01 - 1,000,000.00	17,473,476.81	5.54	18	3.57
TOTAL	315,522,134.14	100.00	504	100.00

CURRENT BALANCE:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
500,650.00 - 550,000.00	77,738,151.59	24.64	148	29.37
550,000.01 - 600,000.00	74,887,424.11	23.73	130	25.79
600,000.01 - 650,000.00	46,668,854.00	14.79	74	14.68
650,000.01 - 700,000.00	33,914,434.58	10.75	50	9.92
700,000.01 - 750,000.00	30,002,105.46	9.51	41	8.13
750,000.01 - 800,000.00	17,084,957.88	5.41	22	4.37
800,000.01 - 850,000.00	13,354,783.12	4.23	16	3.17
850,000.01 - 900,000.00	4,397,946.59	1.39	5	0.99
900,000.01 - 950,000.00	4,675,327.76	1.48	5	0.99
950,000.01 - 1,000,000.00	12,798,149.05	4.06	13	2.58
TOTAL	315,522,134.14	100.00	504	100.00

GROSS COUPON:				
4.550 - 5.000	5,408,655.69	1.71	9	1.79
5.001 - 6.000	82,794,463.99	26.24	132	26.19
6.001 - 7.000	132,905,689.27	42.12	211	41.87
7.001 - 8.000	71,754,832.46	22.74	116	23.02
8.001 - 9.000	21,588,492.73	6.84	34	6.75
9.001 - 10.000	1,070,000.00	0.34	2	0.40
TOTAL	315,522,134.14	100.00	504	100.00

GROSS MARGIN:				
0.000 - 5.000	249,012,676.93	88.09	400	87.91
5.001 - 6.000	28,658,588.97	10.14	46	10.11
6.001 - 6.750	5,021,135.81	1.78	9	1.98
TOTAL	282,692,401.71	100.00	455	100.00

COMB. ORIGINAL LTV:				
29.67 - 30.00	979,000.00	0.31	1	0.20
40.01 - 45.00	1,692,513.23	0.54	2	0.40
45.01 - 50.00	1,986,231.40	0.63	3	0.60
50.01 - 55.00	4,179,278.02	1.32	6	1.19
55.01 - 60.00	5,462,585.55	1.73	8	1.59
60.01 - 65.00	9,680,500.94	3.07	13	2.58
65.01 - 70.00	26,144,638.90	8.29	36	7.14
70.01 - 75.00	35,218,989.70	11.16	52	10.32
75.01 - 80.00	156,319,502.85	49.54	259	51.39
80.01 - 85.00	41,219,998.81	13.06	68	13.49
85.01 - 90.00	26,830,623.25	8.50	46	9.13
90.01 - 95.00	3,951,738.82	1.25	7	1.39
95.01 - 100.00	1,856,532.67	0.59	3	0.60
TOTAL	315,522,134.14	100.00	504	100.00

FICO:				
502 - 550	35,316,229.05	11.19	56	11.11
551 - 600	59,541,041.84	18.87	93	18.45
601 - 650	90,756,245.92	28.76	144	28.57
651 - 700	87,409,007.18	27.70	143	28.37
701 - 750	31,081,557.29	9.85	50	9.92
751 - 795	11,418,052.86	3.62	18	3.57
TOTAL	315,522,134.14	100.00	504	100.00

MAXIMUM RATE:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
0.000 - 11.000	5,408,655.69	1.91	9	1.98
11.001 - 12.000	73,643,992.43	26.05	118	25.93
12.001 - 13.000	114,540,756.27	40.52	184	40.44
13.001 - 14.000	67,672,639.69	23.94	110	24.18
14.001 - 15.000	20,356,357.63	7.20	32	7.03
15.001 - 16.000	1,070,000.00	0.38	2	0.44
TOTAL	282,692,401.71	100.00	455	100.00

MINIMUM RATE:				
0.000 - 5.000	5,408,655.69	1.91	9	1.98
5.001 - 6.000	74,372,127.86	26.31	119	26.15
6.001 - 7.000	116,114,274.05	41.07	187	41.10
7.001 - 8.000	65,370,986.48	23.12	106	23.30
8.001 - 9.000	20,356,357.63	7.20	32	7.03
9.001 - 10.000	1,070,000.00	0.38	2	0.44
TOTAL	282,692,401.71	100.00	455	100.00

INITIAL RATE CAP:				
1.000	260,306,623.06	10.85	420	3.79
3.000	22,385,778.65	0.93	35	0.32
TOTAL	282,692,401.71	100.00	455	100.00

PERIODIC RATE CAP:				
1.000	282,692,401.71	11.78	455	4.10
TOTAL	282,692,401.71	100.00	455	100.00

NEXT RATE CHANGE DATE:				
< **/**/**	32,829,732.43	10.40	49	9.72
09/01/04 - 09/30/04	586,010.59	0.19	1	0.20
12/01/04 - 12/31/04	736,835.77	0.23	1	0.20
02/01/05 - 02/28/05	1,285,880.00	0.41	2	0.40
08/01/05 - 08/31/05	3,106,271.85	0.98	5	0.99
09/01/05 - 09/30/05	3,534,822.70	1.12	6	1.19
10/01/05 - 10/31/05	1,517,404.26	0.48	2	0.40
02/01/06 - 02/28/06	555,101.93	0.18	1	0.20
03/01/06 - 03/31/06	608,884.54	0.19	1	0.20
04/01/06 - 04/30/06	4,836,093.20	1.53	7	1.39
05/01/06 - 05/31/06	17,834,604.54	5.65	28	5.56
06/01/06 - 06/30/06	85,988,802.52	27.25	139	27.58
07/01/06 - 07/31/06	42,350,335.89	13.42	68	13.49
08/01/06 - 08/31/06	99,179,504.00	31.43	162	32.14
05/01/07 - 05/31/07	1,215,859.91	0.39	2	0.40
06/01/07 - 06/30/07	9,506,824.57	3.01	15	2.98
07/01/07 - 07/31/07	1,237,500.00	0.39	2	0.40
08/01/07 - 08/31/07	6,574,554.00	2.08	10	1.98
05/01/09 - 05/31/09	520,000.00	0.16	1	0.20
06/01/09 - 06/30/09	867,710.56	0.28	1	0.20
07/01/09 - 07/31/09	649,400.88	0.21	1	0.20
TOTAL	315,522,134.14	100.00	504	100.00

ORIGINAL TERM:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
180	3,038,535.69	0.96	5	0.99
360	312,483,598.45	99.04	499	99.01
TOTAL	315,522,134.14	100.00	504	100.00

REMAINING TERM:				
177	1,783,735.69	0.57	3	0.60
179	1,254,800.00	0.40	2	0.40
347	5,209,225.44	1.65	8	1.59
348	6,054,558.35	1.92	10	1.98
349	1,517,404.26	0.48	2	0.40
353	555,101.93	0.18	1	0.20
354	1,194,895.13	0.38	2	0.40
355	4,836,093.20	1.53	7	1.39
356	20,224,890.08	6.41	32	6.35
357	111,232,176.71	35.25	176	34.92
358	46,615,615.35	14.77	75	14.88
359	115,043,638.00	36.46	186	36.90
TOTAL	315,522,134.14	100.00	504	100.00

SEASONING:				
1	116,298,438.00	36.86	188	37.30
2	46,615,615.35	14.77	75	14.88
3	113,015,912.40	35.82	179	35.52
4	20,224,890.08	6.41	32	6.35
5	4,836,093.20	1.53	7	1.39
6	1,194,895.13	0.38	2	0.40
7	555,101.93	0.18	1	0.20
11	1,517,404.26	0.48	2	0.40
12	6,054,558.35	1.92	10	1.98
13	5,209,225.44	1.65	8	1.59
TOTAL	315,522,134.14	100.00	504	100.00

AMORTIZATION:				
Fully Amortizing	186,403,261.98	59.08	293	58.13
Interest Only	129,118,872.16	40.92	211	41.87
TOTAL	315,522,134.14	100.00	504	100.00

SILENT SECOND:				
No Silent Second	213,888,268.29	67.79	333	66.07
Silent Second	101,633,865.85	32.21	171	33.93
TOTAL	315,522,134.14	100.00	504	100.00

PREPAYMENT PENALTY:				
Prepayment Penalty	212,212,992.00	67.26	344	68.25
No Prepayment Penalty	103,309,142.14	32.74	160	31.75
TOTAL	315,522,134.14	100.00	504	100.00

PREPAY TERM:				
0	103,309,142.14	32.74	160	31.75
12	18,967,287.29	6.01	29	5.75
24	154,504,098.11	48.97	254	50.40
36	38,741,606.60	12.28	61	12.10
TOTAL	315,522,134.14	100.00	504	100.00

LIEN POSITION:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
First Lien	315,522,134.14	100.00	504	100.00
TOTAL	315,522,134.14	100.00	504	100.00

PROPERTY TYPE:				
Single Family	224,123,786.51	71.03	356	70.63
PUD	56,198,760.26	17.81	91	18.06
2-4 Units	23,459,426.33	7.44	38	7.54
Condominium	11,740,161.04	3.72	19	3.77
TOTAL	315,522,134.14	100.00	504	100.00

PURPOSE:				
Purchase	139,122,714.53	44.09	226	44.84
Cash Out Refinance	131,378,898.22	41.64	208	41.27
Rate/Term Refinance	45,020,521.39	14.27	70	13.89
TOTAL	315,522,134.14	100.00	504	100.00

OCCUPANCY:				
Owner Occupied	309,234,268.24	98.01	494	98.02
Non-owner	3,971,079.75	1.26	6	1.19
Second Home	2,316,786.15	0.73	4	0.79
TOTAL	315,522,134.14	100.00	504	100.00

DOCUMENTATION:				
Full Documentation	219,702,708.52	69.63	349	69.25
Stated Income Documentation	93,723,978.05	29.70	152	30.16
Limited Documentation	2,095,447.57	0.66	3	0.60
TOTAL	315,522,134.14	100.00	504	100.00

RISK:				
A-1	1,172,000.00	0.37	2	0.40
A-2	5,085,596.55	1.61	8	1.59
A-4	2,861,237.04	0.91	5	0.99
A-5	11,710,151.01	3.71	17	3.37
A1	90,841,512.65	28.79	151	29.96
A2	22,585,156.14	7.16	36	7.14
A3	100,262,582.83	31.78	159	31.55
AA	64,184,956.80	20.34	98	19.44
B	11,669,964.40	3.70	19	3.77
B+	600,000.00	0.19	1	0.20
B1	561,828.40	0.18	1	0.20
C	3,987,148.32	1.26	7	1.39
TOTAL	315,522,134.14	100.00	504	100.00

✖✖ RBS Greenwich Capital

STATE:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
Alabama	3,394,709.65	1.08	5	0.99
Alaska	782,493.94	0.25	1	0.20
California	179,945,699.54	57.03	291	57.74
Colorado	9,932,357.93	3.15	16	3.17
Connecticut	3,463,974.30	1.10	5	0.99
District of Columbia	507,500.00	0.16	1	0.20
Florida	16,272,414.45	5.16	26	5.16
Georgia	4,089,817.05	1.30	7	1.39
Hawaii	2,382,978.18	0.76	4	0.79
Illinois	5,742,038.59	1.82	9	1.79
Iowa	646,704.11	0.20	1	0.20
Kentucky	560,000.00	0.18	1	0.20
Louisiana	550,000.00	0.17	1	0.20
Maryland	3,885,725.16	1.23	7	1.39
Massachusetts	3,718,028.69	1.18	6	1.19
Michigan	3,723,290.67	1.18	6	1.19
Minnesota	668,530.06	0.21	1	0.20
Nebraska	539,094.50	0.17	1	0.20
Nevada	2,420,263.48	0.77	4	0.79
New Jersey	8,564,268.20	2.71	14	2.78
New York	13,618,405.41	4.32	20	3.97
North Carolina	1,839,377.94	0.58	3	0.60
Ohio	521,532.67	0.17	1	0.20
Oregon	4,386,605.52	1.39	7	1.39
Pennsylvania	650,000.00	0.21	1	0.20
Texas	26,044,586.06	8.25	38	7.54
Utah	2,940,714.00	0.93	5	0.99
Virginia	7,826,837.00	2.48	12	2.38
Washington	5,330,437.04	1.69	9	1.79
Wisconsin	573,750.00	0.18	1	0.20
TOTAL	**315,522,134.14**	**100.00**	**504**	**100.00**

✖✖ RBS Greenwich Capital

LONG BEACH MORTGAGE LOAN TRUST 2004-6
Scheduled 9/01/04 Balances

LIEN:	First Lien
POOL:	Conforming& Non-Conforming

TOTAL CURRENT BALANCE:	402,811,671.65
TOTAL ORIGINAL LOAN AMOUNT:	404,263,048.40

NUMBER OF LOANS:	2,512

		Minimum	Maximum
AVG CURRENT BALANCE:	$160,354.96	$19,892.93	$998,089.39
AVG ORIGINAL LOAN AMOUNT:	$160,932.74	$20,000.00	$1,000,000.00
WAVG GROSS COUPON:	6.8897 %	4.7500	12.8500 %
WAVG COMB. ORIGINAL LTV:	75.98 %	21.96	100.00 %
WAVG BACK RATIO:	37.85 %	2.00	55.00 %
WAVG FICO SCORE:	661	461	814
WAVG ORIGINAL TERM:	341 months	120	360 months
WAVG REMAINING TERM:	338 months	117	359 months
WAVG SEASONING:	4 months	1	20 months
WAVG PREPAY TERM:	32 months	0	36 months

TOP STATE CONCENTRATIONS ($): 33.39 % California, 11.95 % Texas, 8.37 % New York
MAXIMUM ZIP CODE CONCENTRATION 0.38 % 93021 (Moorpark, CA)

FIRST PAY DATE:		Feb 01, 2003	Sep 01, 2004
PAID TO DATE:		Jun 01, 2004	Oct 01, 2004
MATURE DATE:		Jun 01, 2014	Aug 01, 2034

PRODUCT:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
Fixed Rate 10 Year	60,554.35	0.02	1	0.04
Fixed Rate 15 Year	39,067,186.87	9.70	296	11.78
Fixed Rate 20 Year	3,966,487.95	0.98	25	1.00
Fixed Rate 30 Year	359,717,442.48	89.30	2,190	87.18
TOTAL	402,811,671.65	100.00	2,512	100.00

ALTA PRODUCT:				
Alt A	141,456,428.35	35.12	875	34.83
Non Alt A	261,355,243.30	64.88	1,637	65.17
TOTAL	402,811,671.65	100.00	2,512	100.00

SILENT SECOND:				
No Silent Second	323,568,063.06	80.33	2,014	80.18
Silent Second	79,243,608.59	19.67	498	19.82
TOTAL	402,811,671.65	100.00	2,512	100.00

INDEX:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
Fixed Rate	402,811,671.65	100.00	2,512	100.00
TOTAL	402,811,671.65	100.00	2,512	100.00

STATUS:				
C	402,811,671.65	100.00	2,512	100.00
TOTAL	402,811,671.65	100.00	2,512	100.00

ORIGINAL BALANCE:				
20,000.00 - 25,000.00	93,517.06	0.02	4	0.16
25,000.01 - 50,000.00	11,046,073.98	2.74	269	10.71
50,000.01 - 75,000.00	26,274,962.91	6.52	420	16.72
75,000.01 - 100,000.00	22,988,883.16	5.71	263	10.47
100,000.01 - 125,000.00	32,723,713.39	8.12	291	11.58
125,000.01 - 150,000.00	33,298,690.56	8.27	242	9.63
150,000.01 - 175,000.00	32,881,639.36	8.16	203	8.08
175,000.01 - 200,000.00	30,000,961.67	7.45	160	6.37
200,000.01 - 225,000.00	27,481,909.95	6.82	130	5.18
225,000.01 - 250,000.00	22,869,614.75	5.68	97	3.86
250,000.01 - 275,000.00	17,841,229.63	4.43	68	2.71
275,000.01 - 300,000.00	20,168,056.51	5.01	70	2.79
300,000.01 - 325,000.00	18,127,997.89	4.50	58	2.31
325,000.01 - 350,000.00	14,045,568.43	3.49	42	1.67
350,000.01 - 375,000.00	12,311,220.19	3.06	34	1.35
375,000.01 - 400,000.00	14,003,076.92	3.48	36	1.43
400,000.01 - 425,000.00	8,237,542.00	2.05	20	0.80
425,000.01 - 450,000.00	10,510,879.85	2.61	24	0.96
450,000.01 - 475,000.00	9,649,699.50	2.40	21	0.84
475,000.01 - 500,000.00	4,930,714.25	1.22	10	0.40
500,000.01 - 525,000.00	1,517,916.02	0.38	3	0.12
525,000.01 - 550,000.00	3,231,344.41	0.80	6	0.24
550,000.01 - 575,000.00	3,351,161.91	0.83	6	0.24
575,000.01 - 600,000.00	4,120,232.06	1.02	7	0.28
600,000.01 - 625,000.00	2,449,064.72	0.61	4	0.16
625,000.01 - 650,000.00	3,193,723.81	0.79	5	0.20
650,000.01 - 675,000.00	1,322,956.45	0.33	2	0.08
675,000.01 - 700,000.00	684,200.00	0.17	1	0.04
700,000.01 - 725,000.00	1,431,800.00	0.36	2	0.08
725,000.01 - 750,000.00	2,946,014.56	0.73	4	0.16
750,000.01 - 775,000.00	745,374.13	0.19	1	0.04
775,000.01 - 800,000.00	798,477.90	0.20	1	0.04
800,000.01 - 825,000.00	808,264.06	0.20	1	0.04
850,000.01 - 875,000.00	870,236.03	0.22	1	0.04
900,000.01 - 925,000.00	923,290.26	0.23	1	0.04
975,000.01 - 1,000,000.00	4,931,663.37	1.22	5	0.20
TOTAL	402,811,671.65	100.00	2,512	100.00

✹ RBS Greenwich Capital

CURRENT BALANCE:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
19,892.93 - 50,000.00	11,189,477.27	2.78	274	10.91
50,000.01 - 100,000.00	49,611,419.94	12.32	686	27.31
100,000.01 - 150,000.00	66,365,126.14	16.48	534	21.26
150,000.01 - 200,000.00	62,517,205.67	15.52	360	14.33
200,000.01 - 250,000.00	50,715,996.65	12.59	228	9.08
250,000.01 - 300,000.00	37,270,027.26	9.25	135	5.37
300,000.01 - 350,000.00	32,173,566.32	7.99	100	3.98
350,000.01 - 400,000.00	26,710,707.66	6.63	71	2.83
400,000.01 - 450,000.00	20,137,411.53	5.00	47	1.87
450,000.01 - 500,000.00	13,291,000.78	3.30	28	1.11
500,000.01 - 550,000.00	4,253,273.17	1.06	8	0.32
550,000.01 - 600,000.00	7,471,393.97	1.85	13	0.52
600,000.01 - 650,000.00	5,642,788.53	1.40	9	0.36
650,000.01 - 700,000.00	2,007,156.45	0.50	3	0.12
700,000.01 - 750,000.00	5,123,188.69	1.27	7	0.28
750,000.01 - 800,000.00	798,477.90	0.20	1	0.04
800,000.01 - 850,000.00	808,264.06	0.20	1	0.04
850,000.01 - 900,000.00	870,236.03	0.22	1	0.04
900,000.01 - 950,000.00	923,290.26	0.23	1	0.04
950,000.01 - 998,089.39	4,931,663.37	1.22	5	0.20
TOTAL	402,811,671.65	100.00	2,512	100.00

GROSS COUPON:				
4.750 - 5.000	2,299,958.53	0.57	13	0.52
5.001 - 6.000	75,736,923.76	18.80	340	13.54
6.001 - 7.000	182,936,807.50	45.41	940	37.42
7.001 - 8.000	96,876,053.52	24.05	708	28.18
8.001 - 9.000	31,861,375.12	7.91	318	12.66
9.001 - 10.000	8,772,845.33	2.18	122	4.86
10.001 - 11.000	2,741,603.98	0.68	43	1.71
11.001 - 12.000	1,104,637.61	0.27	19	0.76
12.001 - 12.850	481,466.30	0.12	9	0.36
TOTAL	402,811,671.65	100.00	2,512	100.00

COMB. ORIGINAL LTV:				
21.96 - 25.00	299,751.60	0.07	4	0.16
25.01 - 30.00	1,884,497.26	0.47	10	0.40
30.01 - 35.00	2,672,576.89	0.66	18	0.72
35.01 - 40.00	4,816,950.74	1.20	29	1.15
40.01 - 45.00	4,399,122.35	1.09	27	1.07
45.01 - 50.00	8,508,288.00	2.11	57	2.27
50.01 - 55.00	8,878,431.88	2.20	50	1.99
55.01 - 60.00	15,350,637.73	3.81	76	3.03
60.01 - 65.00	20,301,826.52	5.04	112	4.46
65.01 - 70.00	31,270,626.43	7.76	177	7.05
70.01 - 75.00	40,855,745.68	10.14	296	11.78
75.01 - 80.00	172,643,711.85	42.86	1,091	43.43
80.01 - 85.00	27,499,897.08	6.83	162	6.45
85.01 - 90.00	41,747,034.79	10.36	270	10.75
90.01 - 95.00	17,027,756.42	4.23	100	3.98
95.01 - 100.00	4,654,816.43	1.16	33	1.31
TOTAL	402,811,671.65	100.00	2,512	100.00

RBS Greenwich Capital

FICO:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
461 - 500	322,715.53	0.08	2	0.08
501 - 550	14,092,204.05	3.50	144	5.73
551 - 600	42,074,206.93	10.45	325	12.94
601 - 650	118,687,964.91	29.46	714	28.42
651 - 700	130,071,890.11	32.29	781	31.09
701 - 750	71,290,716.92	17.70	402	16.00
751 - 800	25,742,862.53	6.39	140	5.57
801 - 814	529,110.67	0.13	4	0.16
TOTAL	402,811,671.65	100.00	2,512	100.00

ORIGINAL TERM:				
120	60,554.35	0.02	1	0.04
180	39,067,186.87	9.70	296	11.78
240	3,966,487.95	0.98	25	1.00
360	359,717,442.48	89.30	2,190	87.18
TOTAL	402,811,671.65	100.00	2,512	100.00

RBS Greenwich Capital

REMAINING TERM:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
117	60,554.35	0.02	1	0.04
166	747,253.14	0.19	6	0.24
167	2,020,981.78	0.50	10	0.40
168	2,163,075.31	0.54	12	0.48
169	428,973.30	0.11	4	0.16
170	126,566.39	0.03	1	0.04
173	308,906.73	0.08	1	0.04
174	226,553.04	0.06	2	0.08
175	530,782.42	0.13	5	0.20
176	1,967,101.03	0.49	15	0.60
177	12,592,148.70	3.13	97	3.86
178	5,494,151.03	1.36	43	1.71
179	12,460,694.00	3.09	100	3.98
226	43,042.17	0.01	1	0.04
228	72,286.05	0.02	1	0.04
236	683,084.89	0.17	4	0.16
237	1,938,672.50	0.48	11	0.44
238	668,652.34	0.17	4	0.16
239	560,750.00	0.14	4	0.16
340	62,898.17	0.02	1	0.04
342	148,125.66	0.04	1	0.04
344	355,926.92	0.09	2	0.08
345	338,912.99	0.08	2	0.08
346	3,902,202.05	0.97	21	0.84
347	17,149,747.94	4.26	85	3.38
348	18,373,157.56	4.56	91	3.62
349	4,360,008.71	1.08	34	1.35
350	1,324,744.97	0.33	7	0.28
352	681,899.91	0.17	3	0.12
353	875,200.42	0.22	6	0.24
354	592,894.24	0.15	6	0.24
355	6,192,234.76	1.54	43	1.71
356	26,046,397.80	6.47	162	6.45
357	126,635,887.10	31.44	749	29.82
358	54,323,527.28	13.49	325	12.94
359	98,353,676.00	24.42	652	25.96
TOTAL	402,811,671.65	100.00	2,512	100.00

SEASONING:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
1	111,375,120.00	27.65	756	30.10
2	60,486,330.65	15.02	372	14.81
3	141,227,262.65	35.06	858	34.16
4	28,696,583.72	7.12	181	7.21
5	6,723,017.18	1.67	48	1.91
6	819,447.28	0.20	8	0.32
7	1,184,107.15	0.29	7	0.28
8	681,899.91	0.17	3	0.12
10	1,451,311.36	0.36	8	0.32
11	4,788,982.01	1.19	38	1.51
12	20,608,518.92	5.12	104	4.14
13	19,170,729.72	4.76	95	3.78
14	4,692,497.36	1.16	28	1.11
15	338,912.99	0.08	2	0.08
16	355,926.92	0.09	2	0.08
18	148,125.66	0.04	1	0.04
20	62,898.17	0.02	1	0.04
TOTAL	402,811,671.65	100.00	2,512	100.00

AMORTIZATION:				
Fully Amortizing	402,811,671.65	100.00	2,512	100.00
TOTAL	402,811,671.65	100.00	2,512	100.00

SILENT SECOND:				
No Silent Second	323,568,063.06	80.33	2,014	80.18
Silent Second	79,243,608.59	19.67	498	19.82
TOTAL	402,811,671.65	100.00	2,512	100.00

PREPAYMENT PENALTY:				
Prepayment Penalty	271,162,888.27	67.32	1,611	64.13
No Prepayment Penalty	131,648,783.38	32.68	901	35.87
TOTAL	402,811,671.65	100.00	2,512	100.00

PREPAY TERM:				
0	131,648,783.38	32.68	901	35.87
12	31,842,637.98	7.91	122	4.86
24	20,546,347.60	5.10	132	5.25
36	218,773,902.69	54.31	1,357	54.02
TOTAL	402,811,671.65	100.00	2,512	100.00

LIEN POSITION:				
First Lien	402,811,671.65	100.00	2,512	100.00
TOTAL	402,811,671.65	100.00	2,512	100.00

PROPERTY TYPE:				
Single Family	305,052,027.69	75.73	1,988	79.14
2-4 Units	45,682,479.05	11.34	241	9.59
PUD	37,785,496.60	9.38	193	7.68
Condominium	13,850,507.22	3.44	86	3.42
Townhouse	441,161.09	0.11	4	0.16
TOTAL	402,811,671.65	100.00	2,512	100.00

PURPOSE:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
Cash Out Refinance	241,874,908.54	60.05	1,513	60.23
Purchase	117,214,868.47	29.10	745	29.66
Rate/Term Refinance	43,721,894.64	10.85	254	10.11
TOTAL	402,811,671.65	100.00	2,512	100.00

OCCUPANCY:				
Owner Occupied	339,950,061.76	84.39	1,875	74.64
Non-owner	57,624,734.56	14.31	611	24.32
Second Home	5,236,875.33	1.30	26	1.04
TOTAL	402,811,671.65	100.00	2,512	100.00

DOCUMENTATION:				
Full Documentation	256,989,362.28	63.80	1,668	66.40
Stated Income Documentation	145,030,686.58	36.00	841	33.48
Limited Documentation	791,622.79	0.20	3	0.12
TOTAL	402,811,671.65	100.00	2,512	100.00

RISK:				
A+	160,000.00	0.04	1	0.04
A-1	343,937.91	0.09	2	0.08
A-2	3,459,265.19	0.86	29	1.15
A-3	86,776.03	0.02	1	0.04
A-4	1,059,768.38	0.26	5	0.20
A-5	4,196,478.26	1.04	28	1.11
A1	122,732,269.33	30.47	671	26.71
A2	29,722,527.11	7.38	167	6.65
A3	83,047,911.97	20.62	606	24.12
AA	148,075,968.26	36.76	917	36.50
B	5,132,985.31	1.27	42	1.67
B+	314,900.00	0.08	3	0.12
B1	686,098.25	0.17	7	0.28
B2	132,853.03	0.03	1	0.04
B4	236,455.57	0.06	1	0.04
C	2,558,601.61	0.64	22	0.88
D	864,875.44	0.21	9	0.36
TOTAL	402,811,671.65	100.00	2,512	100.00

STATE:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
Alabama	3,068,873.74	0.76	41	1.63
Alaska	818,895.28	0.20	4	0.16
Arizona	877,368.65	0.22	6	0.24
Arkansas	2,595,311.42	0.64	24	0.96
California	134,518,853.02	33.39	582	23.17
Colorado	14,588,454.96	3.62	74	2.95
Connecticut	8,923,932.00	2.22	44	1.75
Florida	20,885,630.07	5.18	171	6.81
Georgia	9,738,445.30	2.42	82	3.26
Hawaii	3,544,734.42	0.88	9	0.36
Idaho	139,898.66	0.03	1	0.04
Illinois	8,552,561.72	2.12	56	2.23
Indiana	2,130,687.12	0.53	47	1.87
Iowa	998,564.78	0.25	6	0.24
Kentucky	994,810.54	0.25	12	0.48
Louisiana	5,041,860.46	1.25	51	2.03
Maryland	3,299,168.07	0.82	18	0.72
Massachusetts	5,561,578.08	1.38	23	0.92
Michigan	3,857,949.48	0.96	38	1.51
Minnesota	1,310,033.23	0.33	11	0.44
Missouri	3,396,234.53	0.84	47	1.87
Montana	620,200.00	0.15	3	0.12
Nebraska	1,034,745.88	0.26	12	0.48
Nevada	2,715,141.32	0.67	10	0.40
New Hampshire	548,284.14	0.14	4	0.16
New Jersey	11,514,626.80	2.86	53	2.11
New Mexico	2,619,692.27	0.65	29	1.15
New York	33,719,838.83	8.37	118	4.70
North Carolina	5,311,107.94	1.32	53	2.11
Ohio	8,304,661.34	2.06	89	3.54
Oklahoma	2,322,120.44	0.58	28	1.11
Oregon	11,405,476.46	2.83	70	2.79
Pennsylvania	3,456,194.25	0.86	38	1.51
Rhode Island	911,343.44	0.23	3	0.12
South Carolina	1,418,735.93	0.35	12	0.48
Tennessee	7,677,812.82	1.91	92	3.66
Texas	48,122,993.11	11.95	395	15.72
Utah	3,071,146.97	0.76	19	0.76
Vermont	103,715.04	0.03	1	0.04
Virginia	4,261,575.35	1.06	25	1.00
Washington	17,196,225.00	4.27	96	3.82
West Virginia	33,751.08	0.01	1	0.04
Wisconsin	617,332.14	0.15	7	0.28
Wyoming	981,105.57	0.24	7	0.28
TOTAL	402,811,671.65	100.00	2,512	100.00

RBS Greenwich Capital

LONG BEACH MORTGAGE LOAN TRUST 2004-6
Scheduled 9/01/04 Balances

POOL GROUP:	Group I& Group II		
LIEN:	First Lien		
AGENCY:	Conforming& Non-Conforming		

TOTAL CURRENT BALANCE:	1,021,203,736.92		
TOTAL ORIGINAL LOAN AMOUNT:	1,021,236,082.10		

NUMBER OF LOANS:	3,734		

		Minimum	Maximum
AVG CURRENT BALANCE:	$273,487.88	$32,340.00	$998,500.00
AVG ORIGINAL LOAN AMOUNT:	$273,496.54	$32,340.00	$998,500.00
WAVG GROSS COUPON:	6.2988 %	4.1500	9.9500 %
WAVG GROSS MARGIN:	4.9652 %	4.2500	7.0000 %
WAVG INITIAL RATE CAP:	1.1307 %	1.0000	3.0000 %
WAVG PERIODIC RATE CAP:	1.0000 %	1.0000	1.0000 %
WAVG MINIMUM RATE:	6.2988 %	4.1500	9.9500 %
WAVG MAXIMUM RATE:	12.2997 %	10.1500	15.9500 %
WAVG INITIAL RESET FREQUENCY:	25 months	24	60 months
WAVG RESET FREQUENCY:	6 months	6	6 months
WAVG NEXT RESET:	23.28 months	19.00	59.00 months
WAVG COMB. ORIGINAL LTV:	80.16 %	14.09	100.00 %
WAVG BACK RATIO:	42.31 %	3.00	59.00 %
WAVG FICO SCORE:	657	503	808
WAVG ORIGINAL TERM:	360 months	360	360 months
WAVG REMAINING TERM:	358 months	355	359 months
WAVG SEASONING:	2 months	1	5 months
WAVG PREPAY TERM:	25 months	0	36 months

TOP STATE CONCENTRATIONS ($): 71.96 % California, 6.03 % Colorado, 4.48 % Washington
MAXIMUM ZIP CODE CONCENTRATION 0.89 % 94603 (Oakland, CA)

FIRST PAY DATE:		May 01, 2004	Sep 01, 2004
PAID TO DATE:		Jun 01, 2004	Oct 01, 2004
NEXT RATE CHANGE DATE:		Apr 01, 2006	Aug 01, 2009
MATURE DATE:		Apr 01, 2034	Aug 01, 2034

PRODUCT:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
2/28 LIBOR I/O	953,564,966.05	93.38	3,461	92.69
3/27 LIBOR I/O	39,639,244.31	3.88	150	4.02
5/25 LIBOR I/O	27,999,526.56	2.74	123	3.29
TOTAL	1,021,203,736.92	100.00	3,734	100.00

ALTA PRODUCT:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
Alt A	122,162,670.02	11.96	457	12.24
Non Alt A	899,041,066.90	88.04	3,277	87.76
TOTAL	1,021,203,736.92	100.00	3,734	100.00

SILENT SECOND:				
Silent Second	684,644,528.75	67.04	2,539	68.00
No Silent Second	336,559,208.17	32.96	1,195	32.00
TOTAL	1,021,203,736.92	100.00	3,734	100.00

INDEX:				
6 Mo Libor	1,021,203,736.92	100.00	3,734	100.00
TOTAL	1,021,203,736.92	100.00	3,734	100.00

STATUS:				
C	1,021,203,736.92	100.00	3,734	100.00
TOTAL	1,021,203,736.92	100.00	3,734	100.00

ORIGINAL BALANCE:				
32,340.00 - 100,000.00	13,883,124.93	1.36	175	4.69
100,000.01 - 200,000.00	169,498,905.42	16.60	1,097	29.38
200,000.01 - 300,000.00	277,965,321.48	27.22	1,116	29.89
300,000.01 - 400,000.00	270,287,485.34	26.47	776	20.78
400,000.01 - 500,000.00	160,450,027.59	15.71	359	9.61
500,000.01 - 600,000.00	67,997,080.66	6.66	124	3.32
600,000.01 - 700,000.00	36,355,482.99	3.56	56	1.50
700,000.01 - 800,000.00	14,879,058.51	1.46	20	0.54
800,000.01 - 900,000.00	5,109,750.00	0.50	6	0.16
900,000.01 - 998,500.00	4,777,500.00	0.47	5	0.13
TOTAL	1,021,203,736.92	100.00	3,734	100.00

CURRENT BALANCE:				
32,340.00 - 50,000.00	580,040.00	0.06	13	0.35
50,000.01 - 100,000.00	13,303,084.93	1.30	162	4.34
100,000.01 - 150,000.00	61,733,183.94	6.05	486	13.02
150,000.01 - 200,000.00	107,765,721.48	10.55	611	16.36
200,000.01 - 250,000.00	131,538,608.91	12.88	584	15.64
250,000.01 - 300,000.00	146,426,712.57	14.34	532	14.25
300,000.01 - 350,000.00	130,557,479.89	12.78	403	10.79
350,000.01 - 400,000.00	139,730,005.45	13.68	373	9.99
400,000.01 - 450,000.00	93,403,149.51	9.15	219	5.87
450,000.01 - 500,000.00	67,046,878.08	6.57	140	3.75
500,000.01 - 550,000.00	36,837,917.73	3.61	70	1.87
550,000.01 - 600,000.00	31,159,162.93	3.05	54	1.45
600,000.01 - 650,000.00	21,474,957.56	2.10	34	0.91
650,000.01 - 700,000.00	14,880,525.43	1.46	22	0.59
700,000.01 - 750,000.00	9,514,026.51	0.93	13	0.35
750,000.01 - 800,000.00	5,365,032.00	0.53	7	0.19
800,000.01 - 850,000.00	3,349,750.00	0.33	4	0.11
850,000.01 - 900,000.00	1,760,000.00	0.17	2	0.05
900,000.01 - 950,000.00	1,859,000.00	0.18	2	0.05
950,000.01 - 998,500.00	2,918,500.00	0.29	3	0.08
TOTAL	1,021,203,736.92	100.00	3,734	100.00

GROSS COUPON:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
4.150 - 5.000	33,698,327.01	3.30	117	3.13
5.001 - 6.000	357,461,308.62	35.00	1,241	33.24
6.001 - 7.000	482,234,641.43	47.22	1,782	47.72
7.001 - 8.000	134,691,205.75	13.19	539	14.43
8.001 - 9.000	12,152,494.13	1.19	46	1.23
9.001 - 9.950	965,759.98	0.09	9	0.24
TOTAL	1,021,203,736.92	100.00	3,734	100.00

GROSS MARGIN:				
4.250 - 5.000	977,138,828.93	95.69	3,578	95.82
5.001 - 6.000	26,958,227.10	2.64	95	2.54
6.001 - 7.000	17,106,680.89	1.68	61	1.63
TOTAL	1,021,203,736.92	100.00	3,734	100.00

COMB. ORIGINAL LTV:				
14.09 - 15.00	162,000.00	0.02	1	0.03
15.01 - 20.00	54,978.46	0.01	1	0.03
25.01 - 30.00	335,499.99	0.03	3	0.08
30.01 - 35.00	225,099.25	0.02	2	0.05
35.01 - 40.00	545,500.00	0.05	2	0.05
40.01 - 45.00	951,998.50	0.09	5	0.13
45.01 - 50.00	1,966,235.53	0.19	7	0.19
50.01 - 55.00	6,382,216.82	0.62	19	0.51
55.01 - 60.00	5,796,419.87	0.57	23	0.62
60.01 - 65.00	12,349,724.06	1.21	45	1.21
65.01 - 70.00	22,332,454.86	2.19	73	1.96
70.01 - 75.00	35,938,303.99	3.52	124	3.32
75.01 - 80.00	768,855,431.88	75.29	2,843	76.14
80.01 - 85.00	57,591,970.78	5.64	189	5.06
85.01 - 90.00	97,560,204.25	9.55	352	9.43
90.01 - 95.00	9,276,598.68	0.91	42	1.12
95.01 - 100.00	879,100.00	0.09	3	0.08
TOTAL	1,021,203,736.92	100.00	3,734	100.00

FICO:				
503 - 550	11,711,630.47	1.15	37	0.99
551 - 600	149,120,371.72	14.60	554	14.84
601 - 650	300,837,446.64	29.46	1,125	30.13
651 - 700	349,474,191.33	34.22	1,273	34.09
701 - 750	157,362,925.00	15.41	560	15.00
751 - 800	51,604,845.20	5.05	181	4.85
801 - 808	1,092,326.56	0.11	4	0.11
TOTAL	1,021,203,736.92	100.00	3,734	100.00

MAXIMUM RATE:				
10.150 - 11.000	33,698,327.01	3.30	117	3.13
11.001 - 12.000	357,461,308.62	35.00	1,241	33.24
12.001 - 13.000	481,294,726.44	47.13	1,777	47.59
13.001 - 14.000	135,631,120.74	13.28	544	14.57
14.001 - 15.000	12,152,494.13	1.19	46	1.23
15.001 - 15.950	965,759.98	0.09	9	0.24
TOTAL	1,021,203,736.92	100.00	3,734	100.00

	CURRENT			
MINIMUM RATE:	PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
4.150 - 5.000	33,698,327.01	3.30	117	3.13
5.001 - 6.000	357,461,308.62	35.00	1,241	33.24
6.001 - 7.000	482,234,641.43	47.22	1,782	47.72
7.001 - 8.000	134,691,205.75	13.19	539	14.43
8.001 - 9.000	12,152,494.13	1.19	46	1.23
9.001 - 9.950	965,759.98	0.09	9	0.24
TOTAL	1,021,203,736.92	100.00	3,734	100.00

INITIAL RATE CAP:				
1.000	954,453,377.59	39.77	3,463	31.24
3.000	66,750,359.33	2.78	271	2.44
TOTAL	1,021,203,736.92	100.00	3,734	100.00

PERIODIC RATE CAP:				
1.000	1,021,203,736.92	42.55	3,734	33.68
TOTAL	1,021,203,736.92	100.00	3,734	100.00

NEXT RATE CHANGE DATE:				
04/01/06 - 04/30/06	8,198,842.35	0.80	28	0.75
05/01/06 - 05/31/06	51,391,836.84	5.03	189	5.06
06/01/06 - 06/30/06	352,255,962.67	34.49	1,268	33.96
07/01/06 - 07/31/06	208,572,520.59	20.42	764	20.46
08/01/06 - 08/31/06	333,145,803.60	32.62	1,212	32.46
04/01/07 - 04/30/07	348,300.00	0.03	1	0.03
05/01/07 - 05/31/07	3,024,114.12	0.30	13	0.35
06/01/07 - 06/30/07	18,959,426.02	1.86	68	1.82
07/01/07 - 07/31/07	7,433,655.17	0.73	31	0.83
08/01/07 - 08/31/07	9,873,749.00	0.97	37	0.99
05/01/09 - 05/31/09	2,023,207.13	0.20	8	0.21
06/01/09 - 06/30/09	15,351,011.43	1.50	71	1.90
07/01/09 - 07/31/09	4,775,850.00	0.47	19	0.51
08/01/09 - 08/31/09	5,849,458.00	0.57	25	0.67
TOTAL	1,021,203,736.92	100.00	3,734	100.00

IO TERM:				
24	953,564,966.05	93.38	3,461	92.69
36	39,639,244.31	3.88	150	4.02
60	27,999,526.56	2.74	123	3.29
TOTAL	1,021,203,736.92	100.00	3,734	100.00

ORIGINAL TERM:				
360	1,021,203,736.92	100.00	3,734	100.00
TOTAL	1,021,203,736.92	100.00	3,734	100.00

REMAINING TERM:				
355	8,547,142.35	0.84	29	0.78
356	56,439,158.09	5.53	210	5.62
357	386,566,400.12	37.85	1,407	37.68
358	220,782,025.76	21.62	814	21.80
359	348,869,010.60	34.16	1,274	34.12
TOTAL	1,021,203,736.92	100.00	3,734	100.00

SEASONING:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
1	348,869,010.60	34.16	1,274	34.12
2	220,782,025.76	21.62	814	21.80
3	386,566,400.12	37.85	1,407	37.68
4	56,439,158.09	5.53	210	5.62
5	8,547,142.35	0.84	29	0.78
TOTAL	1,021,203,736.92	100.00	3,734	100.00

AMORTIZATION:				
Interest Only	1,021,203,736.92	100.00	3,734	100.00
TOTAL	1,021,203,736.92	100.00	3,734	100.00

SILENT SECOND:				
Silent Second	684,644,528.75	67.04	2,539	68.00
No Silent Second	336,559,208.17	32.96	1,195	32.00
TOTAL	1,021,203,736.92	100.00	3,734	100.00

PREPAYMENT PENALTY:				
Prepayment Penalty	860,162,140.30	84.23	3,120	83.56
No Prepayment Penalty	161,041,596.62	15.77	614	16.44
TOTAL	1,021,203,736.92	100.00	3,734	100.00

PREPAY TERM:				
0	161,041,596.62	15.77	614	16.44
12	42,206,026.60	4.13	141	3.78
24	724,587,687.10	70.95	2,590	69.36
36	93,368,426.60	9.14	389	10.42
TOTAL	1,021,203,736.92	100.00	3,734	100.00

LIEN POSITION:				
First Lien	1,021,203,736.92	100.00	3,734	100.00
TOTAL	1,021,203,736.92	100.00	3,734	100.00

PROPERTY TYPE:				
Single Family	725,563,924.18	71.05	2,617	70.09
PUD	140,630,423.10	13.77	519	13.90
Condominium	96,996,541.64	9.50	412	11.03
2-4 Units	56,959,098.01	5.58	180	4.82
Townhouse	1,053,749.99	0.10	6	0.16
TOTAL	1,021,203,736.92	100.00	3,734	100.00

PURPOSE:				
Purchase	685,579,687.35	67.13	2,519	67.46
Cash Out Refinance	285,541,560.91	27.96	1,048	28.07
Rate/Term Refinance	50,082,488.66	4.90	167	4.47
TOTAL	1,021,203,736.92	100.00	3,734	100.00

OCCUPANCY:				
Owner Occupied	970,384,872.43	95.02	3,466	92.82
Non-owner	46,047,765.31	4.51	247	6.61
Second Home	4,771,099.18	0.47	21	0.56
TOTAL	1,021,203,736.92	100.00	3,734	100.00

DOCUMENTATION:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
Full Documentation	576,817,286.07	56.48	2,179	58.36
Stated Income Documentation	442,274,200.85	43.31	1,550	41.51
Limited Documentation	2,112,250.00	0.21	5	0.13
TOTAL	1,021,203,736.92	100.00	3,734	100.00

RISK:				
A-1	2,718,926.04	0.27	10	0.27
A-2	4,939,614.00	0.48	13	0.35
A-4	2,686,400.00	0.26	8	0.21
A-5	8,937,185.29	0.88	28	0.75
A1	543,976,331.64	53.27	1,953	52.30
A2	71,216,787.45	6.97	269	7.20
A3	246,952,976.67	24.18	936	25.07
AA	122,162,670.02	11.96	457	12.24
B	14,530,995.89	1.42	50	1.34
B+	1,143,200.00	0.11	5	0.13
C	1,938,649.92	0.19	5	0.13
TOTAL	1,021,203,736.92	100.00	3,734	100.00

STATE:				
Alaska	760,800.00	0.07	4	0.11
Arizona	8,865,877.82	0.87	52	1.39
California	734,902,355.87	71.96	2,334	62.51
Colorado	61,611,296.44	6.03	313	8.38
Connecticut	2,145,870.00	0.21	9	0.24
Florida	36,804,673.80	3.60	191	5.12
Georgia	24,506,989.02	2.40	143	3.83
Hawaii	503,399.99	0.05	2	0.05
Illinois	10,064,388.44	0.99	39	1.04
Indiana	704,999.99	0.07	3	0.08
Maryland	8,459,300.05	0.83	31	0.83
Massachusetts	2,116,970.00	0.21	9	0.24
Michigan	2,350,859.60	0.23	14	0.37
Minnesota	2,112,032.63	0.21	13	0.35
Missouri	144,000.00	0.01	1	0.03
Nevada	14,655,200.91	1.44	66	1.77
New Jersey	3,496,550.00	0.34	9	0.24
New Mexico	525,924.00	0.05	3	0.08
New York	5,960,884.62	0.58	20	0.54
North Carolina	4,680,867.58	0.46	28	0.75
Ohio	1,368,400.00	0.13	13	0.35
Oregon	11,034,537.51	1.08	57	1.53
Rhode Island	224,000.00	0.02	1	0.03
Tennessee	1,355,719.00	0.13	11	0.29
Texas	19,746,943.06	1.93	83	2.22
Utah	10,230,241.69	1.00	53	1.42
Virginia	4,995,392.00	0.49	14	0.37
Washington	45,716,666.50	4.48	212	5.68
Wisconsin	1,158,596.40	0.11	6	0.16
TOTAL	1,021,203,736.92	100.00	3,734	100.00

EXHIBIT 99.2

FILED BY PAPER

DISCLAIMER

The accompanying electronic file (the "Distributed Materials") contains modeling information distributed to you by Greenwich Capital Markets, Inc. ("Greenwich Capital") for the purpose of assisting you in making a preliminary analysis of the referenced securities, and does not constitute an offer to sell, or a solicitation to buy, such securities. The Distributed Materials are intended for the exclusive use of the party to whom Greenwich Capital has directly distributed such materials (the "Recipient"). By accepting the Distributed Materials, Recipient agrees that it will not (a) use the Distributed Materials or any information, tables and other statistical analyses that Recipient may generate on the basis of the Distributed Materials (such generated information, the "Hypothetical Performance Data", and together with the Distributed Materials, the "Information") for any purpose other than to make a preliminary analysis of the referenced securities, or (b) provide any Information to any person other than its legal, tax financial and/or accounting advisors for the purposes of making a preliminary analysis of the referenced securities. Recipient agrees and acknowledges that the Hypothetical Performance Data will be generated by or on behalf of the Recipient, and that neither Greenwich Capital not anyone acting on its behalf has generated or will generate or is in any way responsible for any Hypothetical Performance Data.

Although the Distributed Materials have been sent to you by Greenwich Capital, and not the issuer of the securities, the Information is based on information furnished by the issuer of the securities and its affiliates and other third parties, the accuracy and completeness of which has not been verified by Greenwich Capital or any other person. Further, numerous assumptions were used in preparing the Distributed Materials, which assumptions may not be reflected in the Distributed Materials or the Hypothetical Performance Data. Any weighted average lives, yields, principal payment periods and other information shown in the Hypothetical Performance Data will be based on various assumptions, and changes in such assumptions may dramatically affect such weighted average lives, yields, principal payment periods and other information. Neither Greenwich Capital nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets, payments or yield on the securities or other assumptions used in generating the Hypothetical Performance Data. Further, the specific characteristics of the actual securities may differ from those shown in the Information due to, among other things, differences between (a) the actual underlying assets and the hypothetical underlying assets used in preparing the Information and (b) the assumptions used by you in producing the Hypothetical Performance Data and the actual assumptions used in pricing the actual securities. As such, no assurance can be given as to the Information's accuracy, appropriateness or completeness in any particular context; nor as to whether the Information and/or the assumptions upon which it is based reflect present market conditions or future market performance. The Information should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Although a registration statement (including a prospectus) relating to the securities referenced in the Distributed Materials has been filed with the Securities and Exchange

Commission and is effective, the final prospectus supplement relating to the actual securities to be offered has not yet been filed with the Securities and Exchange Commission. Neither the Distributed Materials nor any other materials or communications shall constitute an offer to sell or the solicitation of an offer to buy the referenced securities in any state in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification of such securities under the securities laws of any such state. The principal amount, designation and terms of any security described in the Information are preliminary and subject to change prior to issuance. Prospective purchasers are referred to the final prospectus supplement relating to the actual securities to be offered that are preliminarily discussed in the Information for final principal amount, designation and terms of any security described in the Information prior to committing to purchase any such security. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Trading Desk at (203) 625-6160.

The Distributed Materials supercede all information relating to the subject securities that have been made available to you previously. In addition, the Information will be superseded in its entirety by any information made available to you after the date hereof (if any), as well as by the final prospectus supplement and prospectus relating to the actual securities preliminarily discussed in the Information.

Please be advised that the securities described in the Information may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of the securities described therein.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by electronic mail.

! Z_LBML0404_MKT.CDI #CMOVER_3.0D ASSET_BACKED_HOMEEQUITY PORTFOLIO !
MAX_CF_VECTSIZE 620
!
!! Created by Intex Deal Maker v3.7.175 , subroutines 3.1a1
!! 08/19/2004 11:27 AM
!
! Modeled in the Intex CMO Modeling Language, (GPWWS189)
! which is copyright (c) 2004 by Intex Solutions, Inc.
! Intex shall not be held liable for the accuracy of this data
! nor for the accuracy of information which is derived from this data.
!
COLLAT_GROUPS 1 2
GROUP 1 = "1A" "1F"
GROUP 2 = "2A" "2F"
!
  DEFINE PREPAY PPC GROUP "1A" RISE_PERS 1 START_CPR 27 END_CPR 27
  DEFINE PREPAY PPC GROUP "1F" RISE_PERS 12 START_CPR 4 END_CPR 20
  DEFINE PREPAY PPC GROUP "2A" RISE_PERS 1 START_CPR 27 END_CPR 27
  DEFINE PREPAY PPC GROUP "2F" RISE_PERS 12 START_CPR 4 END_CPR 20
!
  DEFINE CONSTANT #OrigCollBal = 2802905617.33
  DEFINE CONSTANT #OrigCollBal1 = 1881120344.41
  DEFINE CONSTANT #OrigCollBal1A = 1571133263.70
  DEFINE CONSTANT #OrigCollBal1F = 309987080.71
  DEFINE CONSTANT #OrigCollBal2 = 921785272.92
  DEFINE CONSTANT #OrigCollBal2A = 828960681.98
  DEFINE CONSTANT #OrigCollBal2F = 92824590.94
!
  DEFINE CONSTANT #OrigBondBal = 2788891000.00
  DEFINE CONSTANT #OrigBondBal1 = 1881120344.41
  DEFINE CONSTANT #OrigBondBal2 = 921785272.92
!
  DEFINE CONSTANT #SpecSenEnhPct = 35.7%
  DEFINE CONSTANT #SNRTargPct = 64.30%
  DEFINE CONSTANT #M1TargPct = 69.80%
  DEFINE CONSTANT #M2TargPct = 75.10%
  DEFINE CONSTANT #M3TargPct = 78.50%
  DEFINE CONSTANT #M4TargPct = 81.30%
  DEFINE CONSTANT #M5TargPct = 83.60%
  DEFINE CONSTANT #M6TargPct = 86.10%
  DEFINE CONSTANT #M7TargPct = 88.30%
  DEFINE CONSTANT #M8TargPct = 90.00%
  DEFINE CONSTANT #M9TargPct = 91.70%
  DEFINE CONSTANT #M10TargPct = 93.70%
  DEFINE CONSTANT #M11TargPct = 95.20%
  DEFINE CONSTANT #M12TargPct = 97.00%
  DEFINE CONSTANT #B1TargPct = 99.00%
  DEFINE #BondBal   = 2788891000.00
  DEFINE #BondBal1   = 1545348000.00
  DEFINE #BondBal2   = 757251000.00
!
  FULL_DEALNAME: Long Beach Mortgage Loan Trust 2004-4
!
  DEAL SIZE: $ 2788891000.00
  PRICING SPEED: GROUP "1A" PPC 100%
  PRICING SPEED: GROUP "1F" PPC 115%

```
PRICING SPEED:      GROUP "2A" PPC 100%
PRICING SPEED:      GROUP "2F" PPC 115%
! ISSUE DATE:       20040901
  SETTLEMENT DATE:    20040908
!
  Record date delay:   24
!
DEFINE TR_INDEXDEPS_ALL
!
DEFINE TRANCHE "EXP", "CAP_IN", "CAP_IN2", "CAP_IN3", "1A1", "2A1", "2A2", "2A3", "2A4", "M1",
"M2", "M3", "M4", "M5", "M6", "M7", "M8", "M9", "M10", "M11", "M12", "B1", "R", "OC"
!
DEFINE SCHEDULE "S-IO1","S-IO2"
!
DEFINE VARNAMES #ReqPerc, #TrigEnhFrac, #CumLossShft, #TrigCumLossFrac, #FGBal,
#StepDown
!
  DEAL_CLOCK_INFO _
    ISSUE_CDU_DATE        20040901 _
    DEAL_FIRSTPAY_DATE      20041025
!
!
DEFINE TABLE "CapNotional" (51, 2) = "CURDATE" "Balance"
    20041025.1    1,545,348,000.00
    20041125.1    1,500,657,649.00
    20041225.1    1,456,611,375.00
    20050125.1    1,413,188,460.00
    20050225.1    1,370,370,929.00
    20050325.1    1,328,143,577.00
    20050425.1    1,286,493,640.00
    20050525.1    1,245,411,032.00
    20050625.1    1,205,029,422.00
    20050725.1    1,165,359,856.00
    20050825.1    1,126,680,344.00
    20050925.1    1,088,994,369.00
    20051025.1    1,052,276,362.00
    20051125.1    1,016,501,454.00
    20051225.1    981,645,458.00
    20060125.1    947,684,803.00
    20060225.1    914,596,559.00
    20060325.1    882,358,408.00
    20060425.1    850,948,482.00
    20060525.1    820,345,507.00
    20060625.1    790,528,786.00
    20060725.1    761,483,740.00
    20060825.1    733,258,081.00
    20060925.1    705,502,122.00
    20061025.1    678,462,631.00
    20061125.1    652,121,148.00
    20061225.1    626,459,713.00
    20070125.1    601,464,868.00
    20070225.1    577,168,499.00
    20070325.1    553,540,791.00
    20070425.1    530,520,972.00
    20070525.1    508,093,431.00
    20070625.1    486,242,976.00
```

```
20070725.1    464,957,813.00
20070825.1    444,265,176.00
20070925.1    424,131,783.00
20071025.1    404,514,807.00
20071125.1    404,514,807.00
20071225.1    404,514,807.00
20080125.1    404,514,807.00
20080225.1    404,514,807.00
20080325.1    404,514,807.00
20080425.1    404,514,807.00
20080525.1    396,446,871.00
20080625.1    386,232,910.00
20080725.1    376,281,473.00
20080825.1    366,599,659.00
20080925.1    357,177,321.00
20081025.1    0.00
20081125.1    339,048,474.00
20081225.1    0.00
!
DEFINE TABLE "CapRateSch" (51, 2) = "CURDATE" "Rate"
20041025.1    4.007610
20041125.1    6.076590
20041225.1    6.279680
20050125.1    6.077780
20050225.1    6.079010
20050325.1    6.731050
20050425.1    6.080050
20050525.1    6.283080
20050625.1    6.080750
20050725.1    6.284000
20050825.1    6.082410
20050925.1    6.083000
20051025.1    6.286140
20051125.1    6.083740
20051225.1    6.286930
20060125.1    6.084720
20060225.1    6.085890
20060325.1    6.738660
20060425.1    6.086960
20060525.1    6.290320
20060625.1    6.117750
20060725.1    6.752730
20060825.1    6.837970
20060925.1    6.838260
20061025.1    7.066290
20061125.1    6.838440
20061225.1    7.096510
20070125.1    7.274200
20070225.1    7.574810
20070325.1    8.386250
20070425.1    7.574320
20070525.1    7.826450
20070625.1    7.602590
20070725.1    8.329600
20070825.1    8.403550
20070925.1    8.403830
```

```
        20071025.1    8.683120
        20071125.1    8.400690
        20071225.1    8.708040
        20080125.1    8.845760
        20080225.1    9.155040
        20080325.1    9.783630
        20080425.1    9.149490
        20080525.1    9.452200
        20080625.1    9.174000
        20080725.1    9.911070
        20080825.1    9.899680
        20080925.1    9.897540
        20081025.1    0.000000
        20081125.1    9.892660
        20081225.1    0.000000
!
  DEFINE DYNAMIC #CapBal = LOOKUP_TBL( "STEP", Curdate, "CapNotional", "CURDATE", "Balance"
)
!
  DEFINE DYNAMIC #CapBalEnd = LOOKUP_TBL( "STEP", Curdate + 30, "CapNotional", "CURDATE",
"Balance" )
!
  DEFINE DYNAMIC #CapRate = LOOKUP_TBL( "STEP", Curdate, "CapRateSch", "CURDATE", "Rate" )
!'
!
 DEFINE TABLE "Cap2Notional" (51, 2) = "CURDATE" "Balance"
        20041025.1    757,251,000.00
        20041125.1    734,480,859.00
        20041225.1    712,148,241.00
        20050125.1    690,240,840.00
        20050225.1    668,747,003.00
        20050325.1    647,656,454.00
        20050425.1    626,959,426.00
        20050525.1    606,647,218.00
        20050625.1    586,712,102.00
        20050725.1    567,261,528.00
        20050825.1    548,306,582.00
        20050925.1    529,839,818.00
        20051025.1    511,850,259.00
        20051125.1    494,325,546.00
        20051225.1    477,253,684.00
        20060125.1    460,623,067.00
        20060225.1    444,422,226.00
        20060325.1    428,640,205.00
        20060425.1    413,266,093.00
        20060525.1    398,289,328.00
        20060625.1    383,699,898.00
        20060725.1    369,488,559.00
        20060825.1    355,674,520.00
        20060925.1    342,003,418.00
        20061025.1    328,689,264.00
        20061125.1    315,722,752.00
        20061225.1    303,095,022.00
        20070125.1    290,797,825.00
        20070225.1    278,843,164.00
        20070325.1    267,233,177.00
```

```
20070425.1    255,925,238.00
20070525.1    244,911,500.00
20070625.1    234,184,474.00
20070725.1    223,737,145.00
20070825.1    213,577,046.00
20070925.1    203,705,781.00
20071025.1    194,090,542.00
20071125.1    194,090,542.00
20071225.1    194,090,542.00
20080125.1    194,090,542.00
20080225.1    194,090,542.00
20080325.1    194,090,542.00
20080425.1    194,090,542.00
20080525.1    191,649,318.00
20080625.1    186,656,903.00
20080725.1    181,793,847.00
20080825.1    177,062,364.00
20080925.1    172,462,723.00
20081025.1    0.00
20081125.1    163,616,536.00
20081225.1    0.00
!
DEFINE TABLE "Cap2RateSch" (51, 2) = "CURDATE" "Rate"
20041025.1    3.820190
20041125.1    5.791960
20041225.1    5.986130
20050125.1    5.793070
20050225.1    5.795380
20050325.1    6.416970
20050425.1    5.795970
20050525.1    5.989150
20050625.1    5.796930
20050725.1    5.990110
20050825.1    5.799110
20050925.1    5.799640
20051025.1    5.992910
20051125.1    5.799540
20051225.1    5.993840
20060125.1    5.800450
20060225.1    5.802660
20060325.1    6.424960
20060425.1    5.803140
20060525.1    5.999160
20060625.1    5.816510
20060725.1    6.355160
20060825.1    6.620060
20060925.1    6.620310
20061025.1    6.840650
20061125.1    6.622200
20061225.1    6.853850
20070125.1    6.952400
20070225.1    7.420760
20070325.1    8.215740
20070425.1    7.419990
20070525.1    7.669240
20070625.1    7.432020
```

```
          20070725.1    8.014820
          20070825.1    8.336770
          20070925.1    8.336290
          20071025.1    8.613070
          20071125.1    8.336700
          20071225.1    8.623660
          20080125.1    8.664760
          20080225.1    9.165270
          20080325.1    9.795870
          20080425.1    9.162480
          20080525.1    9.469070
          20080625.1    9.172040
          20080725.1    9.806560
          20080825.1    9.989010
          20080925.1    9.987300
          20081025.1    0.000000
          20081125.1    9.986400
          20081225.1    0.000000
!
   DEFINE DYNAMIC #CapBal2 = LOOKUP_TBL( "STEP", Curdate, "Cap2Notional", "CURDATE",
"Balance" )
!
   DEFINE DYNAMIC #CapBal2End = LOOKUP_TBL( "STEP", Curdate + 30, "Cap2Notional",
"CURDATE", "Balance" )
!
   DEFINE DYNAMIC #CapRate2 = LOOKUP_TBL( "STEP", Curdate, "Cap2RateSch", "CURDATE",
"Rate" )
!
!
DEFINE TABLE "Cap3Notional" (51, 2) = "CURDATE" "Balance"
          20041025.1    486,292,000.00
          20041125.1    486,292,000.00
          20041225.1    486,292,000.00
          20050125.1    486,292,000.00
          20050225.1    486,292,000.00
          20050325.1    486,292,000.00
          20050425.1    486,292,000.00
          20050525.1    486,292,000.00
          20050625.1    486,292,000.00
          20050725.1    486,292,000.00
          20050825.1    486,292,000.00
          20050925.1    486,292,000.00
          20051025.1    486,292,000.00
          20051125.1    486,292,000.00
          20051225.1    486,292,000.00
          20060125.1    486,292,000.00
          20060225.1    486,292,000.00
          20060325.1    486,292,000.00
          20060425.1    486,292,000.00
          20060525.1    486,292,000.00
          20060625.1    486,292,000.00
          20060725.1    486,292,000.00
          20060825.1    486,292,000.00
          20060925.1    486,292,000.00
          20061025.1    486,292,000.00
          20061125.1    486,292,000.00
```

```
20061225.1    486,292,000.00
20070125.1    486,292,000.00
20070225.1    486,292,000.00
20070325.1    486,292,000.00
20070425.1    486,292,000.00
20070525.1    486,292,000.00
20070625.1    486,292,000.00
20070725.1    486,292,000.00
20070825.1    486,292,000.00
20070925.1    486,292,000.00
20071025.1    486,292,000.00
20071125.1    457,812,455.00
20071225.1    430,066,362.00
20080125.1    403,037,427.00
20080225.1    376,747,473.00
20080325.1    351,178,303.00
20080425.1    326,265,813.00
20080525.1    312,502,329.00
20080625.1    304,059,598.00
20080725.1    295,834,445.00
20080825.1    287,832,039.00
20080925.1    280,046,896.00
20081025.1    0.00
20081125.1    265,070,089.00
20081225.1    0.00
!
DEFINE TABLE "Cap3RateSch" (51, 2) = "CURDATE" "Rate"
20041025.1    3.967090
20041125.1    6.014840
20041225.1    6.215870
20050125.1    6.015640
20050225.1    6.017040
20050325.1    6.662200
20050425.1    6.017530
20050525.1    6.218140
20050625.1    6.017890
20050725.1    6.218620
20050825.1    6.019270
20050925.1    6.019600
20051025.1    6.220240
20051125.1    6.019580
20051225.1    6.220560
20060125.1    6.020010
20060225.1    6.021250
20060325.1    6.666750
20060425.1    6.021570
20060525.1    6.223140
20060625.1    6.046040
20060725.1    6.649930
20060825.1    6.793040
20060925.1    6.792990
20061025.1    7.019020
20061125.1    6.793050
20061225.1    7.042930
20070125.1    7.193380
20070225.1    7.548790
```

```
        20070325.1   8.357030
        20070425.1   7.547430
        20070525.1   7.799000
        20070625.1   7.569550
        20070725.1   8.249470
        20070825.1   8.403790
        20070925.1   8.403370
        20071025.1   8.682090
        20071125.1   8.401510
        20071225.1   8.703480
        20080125.1   8.809270
        20080225.1   9.182050
        20080325.1   9.813600
        20080425.1   9.178670
        20080525.1   9.483710
        20080625.1   9.198530
        20080725.1   9.903040
        20080825.1   9.953950
        20080925.1   9.951950
        20081025.1   0.000000
        20081125.1   9.948360
        20081225.1   0.000000
!
  DEFINE DYNAMIC #CapBal3 = LOOKUP_TBL( "STEP", Curdate, "Cap3Notional", "CURDATE",
"Balance" )
!
  DEFINE DYNAMIC #CapBal3End = LOOKUP_TBL( "STEP", Curdate + 30, "Cap3Notional",
"CURDATE", "Balance" )
!
  DEFINE DYNAMIC #CapRate3 = LOOKUP_TBL( "STEP", Curdate, "Cap3RateSch", "CURDATE",
"Rate" )
!
!
  DEFINE #FloorFixed        = 14014528.09
  DEFINE #SpecOCTarg        = 0.50% * #OrigCollBal
  DEFINE STANDARDIZE OC_ACTUAL_VAL          #OC        = 14014617.33
  DEFINE STANDARDIZE OCT_INITVAL       CONSTANT #InitOCTarg  = 0.50% * #OrigCollBal
  DEFINE STANDARDIZE OCT_STEPDOWN_MONTH  CONSTANT #StepDownDate = 37
  DEFINE STANDARDIZE OCT_STEPDOWN_FRAC   CONSTANT #StepOCFrac  = 0.01
  DEFINE STANDARDIZE EXCESS_INTEREST        #XSSpread     = 0
  DEFINE STANDARDIZE OCT_FLOOR         CONSTANT #FloorOCTarg  = #FloorFixed
  DEFINE STANDARDIZE OCT_VAL          DYNAMIC #Octval      = #SpecOCTarg
!
  DEFINE DYNAMIC STICKY #NetRate = ( COLL_I_MISC("COUPON") ) / COLL_PREV_BAL * 1200
  DEFINE DYNAMIC STICKY #NetRate1 = ( COLL_I_MISC("COUPON", 1) ) / COLL_PREV_BAL(1) *
1200
  DEFINE DYNAMIC STICKY #NetRate2 = ( COLL_I_MISC("COUPON", 2) ) / COLL_PREV_BAL(2) *
1200
  DEFINE DYNAMIC STICKY #NetRate1A = ( COLL_I_MISC("COUPON","1A") ) /
COLL_PREV_BAL("1A") * 1200
  DEFINE DYNAMIC STICKY #NetRate1F = ( COLL_I_MISC("COUPON","1F") ) /
COLL_PREV_BAL("1F") * 1200
!
  DEFINE DYNAMIC STICKY #NetRate2A = ( COLL_I_MISC("COUPON","2A") ) /
COLL_PREV_BAL("2A") * 1200
  DEFINE DYNAMIC STICKY #NetRate2F = ( COLL_I_MISC("COUPON","2F") ) /
```

```
COLL_PREV_BAL("2F") * 1200
!
!
  DEFINE DYNAMIC STICKY #NetRateActual360 = #Netrate * 30 / DAYS_DIFF(CURDATE ,
MONTHS_ADD(CURDATE,-1))
!
  DEFINE DYNAMIC STICKY #Grp1XSBal = COLL_PREV_BAL(1) - BBAL("1A1#1")
  DEFINE DYNAMIC STICKY #Grp2XSBal = COLL_PREV_BAL(2) - BBAL("2A1#1", "2A2#1", "2A3#1",
"2A4#1")
  DEFINE DYNAMIC STICKY #AggSubBal = #Grp1XSBal + #Grp2XSBal
  DEFINE DYNAMIC STICKY #MezWacCap = ( #NetRate1 * #Grp1XSBal / #AggSubBal ) + _
                  ( #NetRate2 * #Grp2XSBal / #AggSubBal )
!
  DEFINE #FGWrapBal = 1545348000
!
  DEFINE TABLE "OC_CUMLOSS0" (39, 2) = "MONTH" "OC_CUMLOSS_FRAC0"
     36.1  1
     37.1  0.035
     38.1  0.03583333
     39.1  0.03666667
     40.1  0.0375
     41.1  0.03833333
     42.1  0.03916667
     43.1  0.04
     44.1  0.04083333
     45.1  0.04166667
     46.1  0.0425
     47.1  0.04333333
     48.1  0.04416667
     49.1  0.045
     50.1  0.04583333
     51.1  0.04666667
     52.1  0.0475
     53.1  0.04833333
     54.1  0.04916667
     55.1  0.05
     56.1  0.05083333
     57.1  0.05166667
     58.1  0.0525
     59.1  0.05333333
     60.1  0.05416667
     61.1  0.055
     62.1  0.05520833
     63.1  0.05541667
     64.1  0.055625
     65.1  0.05583333
     66.1  0.05604167
     67.1  0.05625
     68.1  0.05645833
     69.1  0.05666667
     70.1  0.056875
     71.1  0.05708333
     72.1  0.05729167
     73.1  0.0575
    460.1  0.0575
!
```

```
!
TOLERANCE WRITEDOWN_0LOSS 1.00
!
  DEFINE DYNAMIC #LIBOR_1MO = LIBOR_1MO
  DEFINE DYNAMIC #LIBOR_6MO = LIBOR_6MO
!
  DEFINE DYNAMIC STICKY #NetRate1EXP = ( COLL_I_MISC("COUPON", 1) -
OPTIMAL_INTPMT("EXP") ) / COLL_PREV_BAL(1) * 1200
  DEFINE DYNAMIC STICKY #Netrate1Act360 = #Netrate1EXP * 30 / DAYS_DIFF(CURDATE ,
MONTHS_ADD(CURDATE,-1))
  DEFINE DYNAMIC STICKY #Netrate2Act360 = #Netrate2 * 30 / DAYS_DIFF(CURDATE ,
MONTHS_ADD(CURDATE,-1))
  DEFINE DYNAMIC STICKY #MezWacCapAct360 = #MezWacCap * 30 / DAYS_DIFF(CURDATE ,
MONTHS_ADD(CURDATE,-1))
  INITIAL INDEX    LIBOR_1MO        1.60000
  INITIAL INDEX    LIBOR_6MO        1.89600
!
ifdef #CMOVER_3.0E3 _
DEFINE MACRO #TotalPaybackDue[1] = TOTAL_PAYBACK_DUE({#1})
!
ifndef #CMOVER_3.0E3 _
DEFINE MACRO #TotalPaybackDue[1] = COLL_BAL
!
!
Tranche "EXP" SEN_FEE_NO
  Block ( #FGWrapBal ); at 0.06 NOTIONAL WITH FORMULA BEGIN ( IF COLL_PREV_BAL > 0 THEN
#FGWrapBal ELSE 0 ); _
                                     END ( IF COLL_BAL > 0 THEN #FGWrapBal ELSE 0 ); _
      DAYCOUNT 30360 FREQ M _
      Delay 24  Dated 20040901  Next 20041025
!
DEFINE DYNAMIC #HedgeRestrictBal1 = BBAL("1A1#1")
!
DEFINE DYNAMIC #HedgeCapBeginBal = MIN( #HedgeRestrictBal1, #CapBal )
!
DEFINE DYNAMIC #HedgeCapEndBal = MIN( #HedgeRestrictBal1, #CapBalEnd )
!
DEFINE DYNAMIC #HedgeRestrictBal2 = BBAL("2A1#1","2A2#1","2A3#1","2A4#1")
!
DEFINE DYNAMIC #HedgeCapBeginBal2 = MIN( #HedgeRestrictBal2, #CapBal2 )
!
DEFINE DYNAMIC #HedgeCapEndBal2 = MIN( #HedgeRestrictBal2, #CapBal2End )
!
DEFINE DYNAMIC #HedgeRestrictBal3 =
BBAL("M1#1","M2#1","M3#1","M4#1","M5#1","M6#1","M7#1","M8#1","M9#1","M10#1","M11#1","M12#1","
B1#1")
!
DEFINE DYNAMIC #HedgeCapBeginBal3 = MIN( #HedgeRestrictBal3, #CapBal3 )
!
DEFINE DYNAMIC #HedgeCapEndBal3 = MIN( #HedgeRestrictBal3, #CapBal3End )
!
Tranche "CAP_IN" PSEUDO HEDGE
  Block $ 1,545,348,000.00 at 0.00 FLOAT NOTIONAL WITH FORMULA BEGIN ( #HedgeCapBeginBal );
END ( #HedgeCapEndBal ); _
      DAYCOUNT ACTUAL360 BUSINESS_DAY NONE FREQ M _
      Delay 0  Dated 20040908  Next 20041025
```

```
      ((1 * MIN(10.0, LIBOR_1MO)) + (-1 * #CapRate))
      0    999
!
Tranche "CAP_IN2" PSEUDO HEDGE
   Block $ 757,251,000.00 at 0.00 FLOAT NOTIONAL WITH FORMULA BEGIN ( #HedgeCapBeginBal2 );
END ( #HedgeCapEndBal2 ); _
      DAYCOUNT ACTUAL360 BUSINESS_DAY NONE FREQ M _
      Delay 0  Dated 20040908  Next 20041025
   ((1 * MIN(10.0, LIBOR_1MO)) + (-1 * #CapRate2))
      0    999
!
Tranche "CAP_IN3" PSEUDO HEDGE
   Block $ 486,292,000.00 at 0.00 FLOAT NOTIONAL WITH FORMULA BEGIN ( #HedgeCapBeginBal3 );
END ( #HedgeCapEndBal3 ); _
      DAYCOUNT ACTUAL360 BUSINESS_DAY NONE FREQ M _
      Delay 0  Dated 20040908  Next 20041025
   ((1 * MIN(10.0, LIBOR_1MO)) + (-1 * #CapRate3))
      0    999
!
Tranche "1A1" SEN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"1A1"} LT 0.01);
   Block 1545348000.00 at 1.88 GROUP 1  FREQ M FLOAT RESET M _
      COUPONCAP 30360 NONE ( #NetRate1EXP ); _
      DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
      Delay 0  Dated 20040908  Next 20041025
   (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.56 ELSE 0.28 ))
      0    999
!
Tranche "2A1" SEN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"2A1"} LT 0.01);
   Block 200000000.00 at 1.95 GROUP 2  FREQ M FLOAT RESET M _
      COUPONCAP 30360 NONE ( #NetRate2 * 30 / (IF CURDATE EQ DEAL_FIRST_PAYDATE THEN
47 ELSE 30) ); _
      DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
      Delay 0  Dated 20040908  Next 20041025
   (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.7 ELSE 0.35 ))
      0    999
!
Tranche "2A2" SEN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"2A2"} LT 0.01);
   Block 316000000.00 at 1.75 GROUP 2  FREQ M FLOAT RESET M _
      COUPONCAP 30360 NONE ( #NetRate2 * 30 / (IF CURDATE EQ DEAL_FIRST_PAYDATE THEN
47 ELSE 30) ); _
      DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
      Delay 0  Dated 20040908  Next 20041025
   (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.3 ELSE 0.15 ))
      0    999
!
Tranche "2A3" SEN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"2A3"} LT 0.01);
   Block 176900000.00 at 1.93 GROUP 2  FREQ M FLOAT RESET M _
      COUPONCAP 30360 NONE ( #NetRate2 * 30 / (IF CURDATE EQ DEAL_FIRST_PAYDATE THEN
47 ELSE 30) ); _
      DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
      Delay 0  Dated 20040908  Next 20041025
   (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.66 ELSE 0.33 ))
      0    999
!
Tranche "2A4" SEN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"2A4"} LT 0.01);
   Block 64351000.00 at 2.1 GROUP 2  FREQ M FLOAT RESET M _
```

```
        COUPONCAP 30360 NONE ( #NetRate2 * 30 / (IF CURDATE EQ DEAL_FIRST_PAYDATE THEN
47 ELSE 30) ); _
        DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
        Delay 0  Dated 20040908  Next 20041025
    (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 1. ELSE 0.5 ))
    0    999
!
Tranche "M1" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M1"} LT 0.01);
  Block 77080000.00 at 2.15  FREQ M FLOAT RESET M _
        COUPONCAP 30360 NONE ( #MezWacCap * 30 / (IF CURDATE EQ DEAL_FIRST_PAYDATE
THEN 47 ELSE 30) ); _
        DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
        Delay 0  Dated 20040908  Next 20041025
    (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.825 ELSE 0.55 ))
    0    999
!
Tranche "M2" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M2"} LT 0.01);
  Block 74277000.00 at 2.2  FREQ M FLOAT RESET M _
        COUPONCAP 30360 NONE ( #MezWacCap * 30 / (IF CURDATE EQ DEAL_FIRST_PAYDATE
THEN 47 ELSE 30) ); _
        DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
        Delay 0  Dated 20040908  Next 20041025
    (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.9 ELSE 0.6 ))
    0    999
!
Tranche "M3" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M3"} LT 0.01);
  Block 47649000.00 at 2.25  FREQ M FLOAT RESET M _
        COUPONCAP 30360 NONE ( #MezWacCap * 30 / (IF CURDATE EQ DEAL_FIRST_PAYDATE
THEN 47 ELSE 30) ); _
        DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
        Delay 0  Dated 20040908  Next 20041025
    (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.975 ELSE 0.65 ))
    0    999
!
Tranche "M4" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M4"} LT 0.01);
  Block 39240000.00 at 2.6  FREQ M FLOAT RESET M _
        COUPONCAP 30360 NONE ( #MezWacCap * 30 / (IF CURDATE EQ DEAL_FIRST_PAYDATE
THEN 47 ELSE 30) ); _
        DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
        Delay 0  Dated 20040908  Next 20041025
    (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 1.5 ELSE 1 ))
    0    999
!
Tranche "M5" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M5"} LT 0.01);
  Block 32233000.00 at 2.75  FREQ M FLOAT RESET M _
        COUPONCAP 30360 NONE ( #MezWacCap * 30 / (IF CURDATE EQ DEAL_FIRST_PAYDATE
THEN 47 ELSE 30) ); _
        DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
        Delay 0  Dated 20040908  Next 20041025
    (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 1.725 ELSE 1.15 ))
    0    999
!
Tranche "M6" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M6"} LT 0.01);
  Block 35036000.00 at 2.95  FREQ M FLOAT RESET M _
        COUPONCAP 30360 NONE ( #MezWacCap * 30 / (IF CURDATE EQ DEAL_FIRST_PAYDATE
THEN 47 ELSE 30) ); _
```

DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
    Delay 0 Dated 20040908 Next 20041025
  (1 * LIBOR_1MO + (IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 2.025 ELSE 1.35))
   0   999
!
Tranche "M7" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M7"} LT 0.01);
  Block 30832000.00 at 3.35 FREQ M FLOAT RESET M _
    COUPONCAP 30360 NONE (#MezWacCap * 30 / (IF CURDATE EQ DEAL_FIRST_PAYDATE
THEN 47 ELSE 30)); _
    DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
    Delay 0 Dated 20040908 Next 20041025
  (1 * LIBOR_1MO + (IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 2.625 ELSE 1.75))
   0   999
!
Tranche "M8" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M8"} LT 0.01);
  Block 23820000.00 at 3.45 FREQ M FLOAT RESET M _
    COUPONCAP 30360 NONE (#MezWacCap * 30 / (IF CURDATE EQ DEAL_FIRST_PAYDATE
THEN 47 ELSE 30)); _
    DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
    Delay 0 Dated 20040908 Next 20041025
  (1 * LIBOR_1MO + (IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 2.775 ELSE 1.85))
   0   999
!
Tranche "M9" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M9"} LT 0.01);
  Block 23820000.00 at 4.6 FREQ M FLOAT RESET M _
    COUPONCAP 30360 NONE (#MezWacCap * 30 / (IF CURDATE EQ DEAL_FIRST_PAYDATE
THEN 47 ELSE 30)); _
    DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
    Delay 0 Dated 20040908 Next 20041025
  (1 * LIBOR_1MO + (IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 4.5 ELSE 3))
   0   999
!
Tranche "M10" JUN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M10"} LT 0.01);
  Block 28030000.00 at 4.6 FREQ M FLOAT RESET M _
    COUPONCAP 30360 NONE (#MezWacCap * 30 / (IF CURDATE EQ DEAL_FIRST_PAYDATE
THEN 47 ELSE 30)); _
    DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
    Delay 0 Dated 20040908 Next 20041025
  (1 * LIBOR_1MO + (IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 4.5 ELSE 3))
   0   999
!
Tranche "M11" JUN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M11"} LT 0.01);
  Block 21020000.00 at 4.6 FREQ M FLOAT RESET M _
    COUPONCAP 30360 NONE (#MezWacCap * 30 / (IF CURDATE EQ DEAL_FIRST_PAYDATE
THEN 47 ELSE 30)); _
    DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
    Delay 0 Dated 20040908 Next 20041025
  (1 * LIBOR_1MO + (IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 4.5 ELSE 3))
   0   999
!
Tranche "M12" JUN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M12"} LT 0.01);
  Block 25226000.00 at 4.6 FREQ M FLOAT RESET M _
    COUPONCAP 30360 NONE (#MezWacCap * 30 / (IF CURDATE EQ DEAL_FIRST_PAYDATE
THEN 47 ELSE 30)); _
    DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
    Delay 0 Dated 20040908 Next 20041025

```
      (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 4.5 ELSE 3 ))
      0    999
!
Tranche "B1" JUN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"B1"} LT 0.01);
   Block 28029000.00 at 4.6  FREQ M FLOAT RESET M _
      COUPONCAP 30360 NONE ( #MezWacCap * 30 / (IF CURDATE EQ DEAL_FIRST_PAYDATE
THEN 47 ELSE 30) ); _
      DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
      Delay 0  Dated 20040908  Next 20041025
   (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 4.5 ELSE 3 ))
      0    999
!
Tranche "R" SEN_RES
   Block 2802905617.33 at 0 NOTIONAL WITH GROUP 0 SURPLUS _
      DAYCOUNT 30360 BUSINESS_DAY NONE _
      FREQ M   Delay 24  Dated 20040901  Next 20041025
!
Tranche "OC" JUN_OC_RES
   Block 14014617.33 at 0 _
      DAYCOUNT 30360 BUSINESS_DAY NONE _
      FREQ M   Delay 24  Dated 20040901  Next 20041025
!
  Tranche "#OC"          SYMVAR
  Tranche "#SpecOCTarg"    SYMVAR
!
!
DEFINE PSEUDO_TRANCHE COLLAT _
   Delay 24 Dated 20040901 Next 20041025 Settle 20040908
DEFINE PSEUDO_TRANCHE COLLAT GROUP 1 _
   Delay 24 Dated 20040901 Next 20041025 Settle 20040908
DEFINE PSEUDO_TRANCHE COLLAT GROUP 2 _
   Delay 24 Dated 20040901 Next 20041025 Settle 20040908
!
  HEDGE "CAP" _
          TYPE  CAP _
          LEG  "FLT"   DEAL_RECEIVES   OPTIMAL_INTPMT  "CAP_IN"
!
  HEDGE "CAP2" _
          TYPE  CAP _
          LEG  "FLT"   DEAL_RECEIVES   OPTIMAL_INTPMT  "CAP_IN2"
!
  HEDGE "CAP3" _
          TYPE  CAP _
          LEG  "FLT"   DEAL_RECEIVES   OPTIMAL_INTPMT  "CAP_IN3"
!

  FINANCIAL_GUARANTY "FG" _
         ON TRANCHE "1A1" _
         COVERS DELINQ LOSSES _
         COVERS INTEREST SHORTFALLS
!
  CLASS "EXP"    NO_BUILD_TRANCHE _
          = "EXP"
  CLASS "RESID"    = "R#1" "OC#1"
  CLASS "SNR_1"    NO_BUILD_TRANCHE _
          SHORTFALL_PAYBACK  COUPONCAP TRUE _
```

```
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "1A1"
CLASS "2A1"     NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "2A1"
CLASS "2A2"     NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "2A2"
CLASS "2A3"     NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "2A3"
CLASS "2A4"     NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "2A4"
CLASS "M1"     NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "M1"
CLASS "M2"     NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "M2"
CLASS "M3"     NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "M3"
CLASS "M4"     NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "M4"
CLASS "M5"     NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "M5"
CLASS "M6"     NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "M6"
CLASS "M7"     NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "M7"
CLASS "M8"     NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "M8"
CLASS "M9"     NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "M9"
CLASS "M10"     NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK COUPONCAP TRUE _
```

```
                    SHORTFALL_EARN_INT COUPONCAP TRUE _
                    = "M10"
      CLASS "M11"    NO_BUILD_TRANCHE _
                    SHORTFALL_PAYBACK COUPONCAP TRUE _
                    SHORTFALL_EARN_INT COUPONCAP TRUE _
                    = "M11"
      CLASS "M12"    NO_BUILD_TRANCHE _
                    SHORTFALL_PAYBACK COUPONCAP TRUE _
                    SHORTFALL_EARN_INT COUPONCAP TRUE _
                    = "M12"
      CLASS "B1"     NO_BUILD_TRANCHE _
                    SHORTFALL_PAYBACK COUPONCAP TRUE _
                    SHORTFALL_EARN_INT COUPONCAP TRUE _
                    = "B1"
      CLASS "SNR_22" DISTRIB_CLASS PRORATA  WRITEDOWN_BAL PRORATA _
                    = "2A2" "2A3" "2A4"
      CLASS "SNR_2"  WRITEDOWN_BAL PRORATA ALLOCATION _
                    = "2A1" "SNR_22"
      CLASS "SNR"    DISTRIB_CLASS PRORATA  WRITEDOWN_BAL PRORATA ALLOCATION _
                    = "SNR_1" "SNR_2"
  !
  !
  CLASS "ROOT" _
          WRITEDOWN_BAL RULES _
          DISTRIB_CLASS RULES _
          SHORTFALL_PAYBACK PRINCIPAL_LOSS TRUE _
          SHORTFALL_EARN_INT INTEREST TRUE _
          = "EXP" "SNR" "M1" "M2" "M3" "M4" "M5" "M6" "M7" "M8" "M9" "M10" "M11" "M12" "B1"
"RESID"
  !
   DEFINE PSEUDO_TRANCHE CLASS "SNR"       Delay 0  Dated 20040925  Next 20041025
DAYCOUNT ACTUAL360 BUSINESS_DAY NONE
  !
   DEFINE PSEUDO_TRANCHE CLASS "SNR_2"     Delay 0  Dated 20040908  Next 20041025
DAYCOUNT ACTUAL360 BUSINESS_DAY NONE
  !
   DEFINE PSEUDO_TRANCHE CLASS "SNR_22"    Delay 0  Dated 20040908  Next 20041025
DAYCOUNT ACTUAL360 BUSINESS_DAY NONE
  !
  !
   CROSSOVER When 0
  !
TRIGGER "StepUp-CumLoss" _
     FULL_NAME  "Step Up Cumulative Loss Trigger" _
     ORIG_TESTVAL  0.000% _
     TESTVAL     ( #TrigCumLossFrac); _
     ORIG_TARGETVAL 100.00000000% _
     TARGETVAL    (#CumLossShft); _
     TRIGVAL      LODIFF
  !
TRIGGER "StepUp-DlqEnh" _
     FULL_NAME  "Step Up Enhancement Delinquency Trigger" _
     ORIG_TESTVAL  0.000% _
     TESTVAL     ( #TrigEnhFrac); _
     ORIG_TARGETVAL  8.03230677503021% _
     TARGETVAL    (#ReqPerc); _
```

```
            TRIGVAL        LODIFF
!
TRIGGER "STEPUP_TRIGGER" _
      FULL_NAME   "Step Up Trigger" _
      DEFINITION "A Step Up Trigger exists, if_
;(1) a percentage calculated as the quotient of the amount of cumulative_
realized losses divided by the original collateral balance exceeds the target defined by a schedule;_
            Month <=      %;_
            36        100.00000000%;  _
            37        3.500000%;  _
            38        3.583333%;  _
            39        3.666667%;  _
            40        3.750000%;  _
            41        3.833333%;  _
            42        3.916667%;  _
            43        4.000000%;  _
            44        4.083333%;  _
            45        4.166667%;  _
            46        4.250000%;  _
            47        4.333333%;  _
            48        4.416667%;  _
            49        4.500000%;  _
            50        4.583333%;  _
            51        4.666667%;  _
            52        4.750000%;  _
            53        4.833333%;  _
            54        4.916667%;  _
            55        5.000000%;  _
            56        5.083333%;  _
            57        5.166667%;  _
            58        5.250000%;  _
            59        5.333333%;  _
            60        5.416667%;  _
            61        5.500000%;  _
            62        5.520833%;  _
            63        5.541667%;  _
            64        5.562500%;  _
            65        5.583333%;  _
            66        5.604167%;  _
            67        5.625000%;  _
            68        5.645833%;  _
            69        5.666667%;  _
            70        5.687500%;  _
            71        5.708333%;  _
            72        5.729167%;  _
            73        5.750000%;  _
            460         5.750000%;  _
      _
or;(2) the aggregate principal balance of all delinquent loans * 1_
as a percentage of the respective collateral balance exceeds :_
45% * the Senior Enhancement Percentage."_
      IMPACT    "If a Step Up Trigger is in effect the OC target will change to_
the last value before the trigger occurred if a stepdown has_
occurred. It has no effect if a stepdown has not occurred." _
      EFFECTIVE_WHEN (If #StepDown Then TRIG_EFFECTIVE_YES Else
TRIG_EFFECTIVE_ALWAYSPASS); _
```

```
      TRIGVAL FORMULA ( min(TRIGGER("StepUp-CumLoss","TRIGVAL"), TRIGGER("StepUp-
DlqEnh","TRIGVAL")));
!
  OPTIONAL REDEMPTION:   "CLEANUP" _
             COLL_FRAC 10% _
             PRICE_P ( COLL_BAL ); _
             DISTR_P RULES "OPTR_DEAL"
!
!
 INTEREST_SHORTFALL GROUP 1 FULL_PREPAY   Compensate Pro_rata _
             PARTIAL_PREPAY Compensate Pro_rata _
             LOSS       NO_Compensate SUBORDINATED ACCUM
!
 INTEREST_SHORTFALL GROUP 2 FULL_PREPAY   Compensate Pro_rata _
             PARTIAL_PREPAY Compensate Pro_rata _
             LOSS       NO_Compensate SUBORDINATED ACCUM
!
 DEFINE MACRO BLOCK #SNR_Int =
{
------------------------------------
     from :  CLASS ( "SNR" )
      pay :  CLASS INTEREST PRO_RATA  ( "SNR_1"; "SNR_2" )
------------------------------------

------------------------------------
     from :  CLASS ( "SNR_2" )
      pay :  CLASS INTEREST PRO_RATA  ( "2A1"; "SNR_22" )
------------------------------------

------------------------------------
     from :  CLASS ( "SNR_22" )
      pay :  CLASS INTEREST PRO_RATA  ( "2A2"; "2A3"; "2A4" )
------------------------------------

}
 DEFINE MACRO BLOCK #SNR_InS =
{
------------------------------------
     from :  CLASS ( "SNR" )
      pay :  CLASS INTSHORT PRO_RATA  ( "SNR_1"; "SNR_2" )
------------------------------------

------------------------------------
     from :  CLASS ( "SNR_2" )
      pay :  CLASS INTSHORT PRO_RATA  ( "2A1"; "SNR_22" )
------------------------------------

------------------------------------
     from :  CLASS ( "SNR_22" )
      pay :  CLASS INTSHORT PRO_RATA  ( "2A2"; "2A3"; "2A4" )
------------------------------------

}
 DEFINE MACRO BLOCK #SNR_Prn[1] =
{
------------------------------------
     when :  IS_TRUE( {#1} )
  calculate : #SeniorPrinc        = #PrincPmt / #DistribAmt * #ClassSNRPDA
  calculate : #SeniorXtraP        = #ClassSNRPDA - #SeniorPrinc
!
  calculate : #SeniorPDA1         = MAX( 0, MIN( #ClassSNR_1PDA, #SenDistribAmt1 ) ) + _
                    MIN( #ClassSNR_1PDADefic, #ClassSNR_1PDADefic/#TotalSenPDADefic *
```

```
#TotalExcessDistrib)
  calculate : #SeniorPDA2       = MAX( 0, MIN( #ClassSNR_2PDA, #SenDistribAmt2 ) ) + _
                          MIN( #ClassSNR_2PDADefic, #ClassSNR_2PDADefic/#TotalSenPDADefic *
#TotalExcessDistrib)
      ------------------------------------
      from :  SUBACCOUNT ( #SeniorPDA1, CLASS "SNR" )
      pay :  CLASS BALANCE SEQUENTIAL ( "SNR_1" )
      ------------------------------------
      from :  SUBACCOUNT ( #SeniorPDA2, CLASS "SNR" )
      pay :  CLASS BALANCE SEQUENTIAL ( "SNR_2" )
      ------------------------------------
      from :  CLASS ( "SNR" )
      pay :  CLASS BALANCE PRO_RATA ( "SNR_1"; "SNR_2" )
      ------------------------------------
  !
      from :  CLASS ( "SNR_2" )
      pay :  CLASS BALANCE PRO_RATA ( "2A1" ; "SNR_22" )
      ------------------------------------
  !
      from :  CLASS ( "SNR_22" )
      pay :  CLASS BALANCE SEQUENTIAL ( "2A2", "2A3", "2A4" )
      ------------------------------------
  !
      ------------------------------------
      from :  CLASS ( "SNR_1" )
      pay :  SEQUENTIAL ( "1A1#1" )
      ------------------------------------
      from :  CLASS ( "2A1" )
      pay :  SEQUENTIAL ( "2A1#1" )
      ------------------------------------
      from :  CLASS ( "2A2" )
      pay :  SEQUENTIAL ( "2A2#1" )
      ------------------------------------
      from :  CLASS ( "2A3" )
      pay :  SEQUENTIAL ( "2A3#1" )
      ------------------------------------
      from :  CLASS ( "2A4" )
      pay :  SEQUENTIAL ( "2A4#1" )
      ------------------------------------
}
 DEFINE MACRO BLOCK #M1_Prn =
{
      ------------------------------------
      from :  CLASS ( "M1" )
      pay :  SEQUENTIAL ( "M1#1" )
      ------------------------------------
}
 DEFINE MACRO BLOCK #M2_Prn =
{
      ------------------------------------
      from :  CLASS ( "M2" )
      pay :  SEQUENTIAL ( "M2#1" )
      ------------------------------------
}
 DEFINE MACRO BLOCK #M3_Prn =
{
```

```
-----------------------------------
     from :  CLASS ( "M3" )
     pay :  SEQUENTIAL ( "M3#1" )
-----------------------------------
}
 DEFINE MACRO BLOCK #M4_Prn =
{
-----------------------------------
     from :  CLASS ( "M4" )
     pay :  SEQUENTIAL ( "M4#1" )
-----------------------------------
}
 DEFINE MACRO BLOCK #M5_Prn =
{
-----------------------------------
     from :  CLASS ( "M5" )
     pay :  SEQUENTIAL ( "M5#1" )
-----------------------------------
}
 DEFINE MACRO BLOCK #M6_Prn =
{
-----------------------------------
     from :  CLASS ( "M6" )
     pay :  SEQUENTIAL ( "M6#1" )
-----------------------------------
}
 DEFINE MACRO BLOCK #M7_Prn =
{
-----------------------------------
     from :  CLASS ( "M7" )
     pay :  SEQUENTIAL ( "M7#1" )
-----------------------------------
}
 DEFINE MACRO BLOCK #M8_Prn =
{
-----------------------------------
     from :  CLASS ( "M8" )
     pay :  SEQUENTIAL ( "M8#1" )
-----------------------------------
}
 DEFINE MACRO BLOCK #M9_Prn =
{
-----------------------------------
     from :  CLASS ( "M9" )
     pay :  SEQUENTIAL ( "M9#1" )
-----------------------------------
}
 DEFINE MACRO BLOCK #M10_Prn =
{
-----------------------------------
     from :  CLASS ( "M10" )
     pay :  SEQUENTIAL ( "M10#1" )
-----------------------------------
}
 DEFINE MACRO BLOCK #M11_Prn =
{
```

```
------------------------------------
     from :  CLASS ( "M11" )
     pay :  SEQUENTIAL ( "M11#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M12_Prn =
{
------------------------------------
     from :  CLASS ( "M12" )
     pay :  SEQUENTIAL ( "M12#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #B1_Prn =
{
------------------------------------
     from :  CLASS ( "B1" )
     pay :  SEQUENTIAL ( "B1#1" )
------------------------------------
}
 !
 !
 CMO Block Payment Rules
------------------------------------
   calculate : #CC_1A1_BAL          = BBAL("SNR_1")
   calculate : #CC_2A1_BAL          = BBAL("2A1")
   calculate : #CC_2A2_BAL          = BBAL("2A2")
   calculate : #CC_2A3_BAL          = BBAL("2A3")
   calculate : #CC_2A4_BAL          = BBAL("2A4")
   calculate : #CC_M1_BAL           = BBAL("M1")
   calculate : #CC_M2_BAL           = BBAL("M2")
   calculate : #CC_M3_BAL           = BBAL("M3")
   calculate : #CC_M4_BAL           = BBAL("M4")
   calculate : #CC_M5_BAL           = BBAL("M5")
   calculate : #CC_M6_BAL           = BBAL("M6")
   calculate : #CC_M7_BAL           = BBAL("M7")
   calculate : #CC_M8_BAL           = BBAL("M8")
   calculate : #CC_M9_BAL           = BBAL("M9")
   calculate : #CC_M10_BAL          = BBAL("M10")
   calculate : #CC_M11_BAL          = BBAL("M11")
   calculate : #CC_M12_BAL          = BBAL("M12")
   calculate : #CC_B1_BAL           = BBAL("B1")
------------------------------------
   calculate : #HedgePaySave = 0.00
------------------------------------
   calculate : #PrincFrac1          = COLL_P(1) / COLL_P
   calculate : #PrincFrac2          = COLL_P(2) / COLL_P
 !
   calculate : #XtraPFrac1          = COLL_P(1) / COLL_P
   calculate : #XtraPFrac2          = COLL_P(2) / COLL_P
 !
   calculate : #Princ          = COLL_P
 !
   calculate : #Interest          = COLL_I
 !
   calculate : #PrevSpecOC          = #SpecOCTarg
 !
```

```
calculate : #CurrentOC      = MAX( 0, COLL_BAL - (BBAL("1A1#1", "2A1#1", "2A2#1", "2A3#1",
"2A4#1", "M1#1", "M2#1", "M3#1", "M4#1", "M5#1", "M6#1", "M7#1", "M8#1", "M9#1", "M10#1", "M11#1",
"M12#1", "B1#1") - #Princ))
!
calculate : #XSSpread       = MAX( 0, #Interest - OPTIMAL_INTPMT("ROOT") -
INTSHORT_ACCUM("ROOT") + COUPONCAP_SHORTFALL("ROOT") )
!
calculate : #FloorOCTotal   = #FloorOCTarg
!
calculate : #StepOCTarg     = COLL_BAL * #StepOCFrac
!
calculate : #StepDownDatePass   = CURMONTH GE #StepDownDate
!
!!!********** BEGINNING OF SENIOR ENHANCEMENT PCT CALCULATION **********
!!! ASSUME STEPDOWN IN ORDER TO CALCULATE SENIOR ENHANCMENT PCT
calculate : #SpecOCTarg     = MAX( MIN( #InitOCTarg, #StepOCTarg ) , #FloorOCTotal )
!
calculate : #SpecOCTarg     = MIN( #SpecOCTarg, COLL_BAL )
!
calculate : #SpecOCTarg     = #Octval
!
calculate : #OCDeficiency   = MAX(0, #SpecOCTarg - #CurrentOC)
!
calculate : #OCSurplus      = MINMAX(0, #CurrentOC - #SpecOCTarg, COLL_P)
!
calculate : #PrincPmt       = MAX(0, COLL_P - #OCSurplus)
!
calculate : #XSIntRem       = MAX( 0, #Interest - OPTIMAL_INTPMT("ROOT") -
INTSHORT_ACCUM("ROOT") + #OCSurplus + COUPONCAP_SHORTFALL("ROOT"))
!
calculate : #SubDefic       = MAX ( 0, ( BBAL("ROOT") - BBAL( "OC#1" ) - #Princ ) - COLL_BAL )
!
calculate : #AddPrinc       = MIN( #XSIntRem, #SubDefic )
calculate : #XSIntRem       = MAX( 0, #XSIntRem - #AddPrinc )
!
calculate : #XtraPDA        = MIN( #OCDeficiency, #XSIntRem )
calculate : #XSIntRem       = MAX( 0, #XSIntRem - #XtraPDA )
!
!
calculate : #DistribAmt     = #PrincPmt + #AddPrinc + #XtraPDA
!
calculate : #SenDistribAmt1     = #PrincPmt * #PrincFrac1 + (#DistribAmt - #PrincPmt) * #XtraPFrac1
calculate : #SenDistribAmt2     = #PrincPmt * #PrincFrac2 + (#DistribAmt - #PrincPmt) * #XtraPFrac2
!
calculate : #FloorOCTotal1  = 9405601.72
calculate : #FloorOCTotal2  = 4608926.36
!
calculate : #ClassSNR_1PDA      = BBAL("1A1") _
                    - MIN(COLL_BAL(1) - #FloorOCTotal1, #SNRTargPct * COLL_BAL(1))
calculate : #ClassSNR_1PDA      = MAX( 0.0, MIN(BBAL("1A1"), #ClassSNR_1PDA ))
calculate : #ClassSNR_2PDA      = BBAL("2A1", "2A2", "2A3", "2A4") _
                    - MIN(COLL_BAL(2) - #FloorOCTotal2, #SNRTargPct * COLL_BAL(2))
calculate : #ClassSNR_2PDA      = MAX( 0.0, MIN(BBAL("2A1", "2A2", "2A3", "2A4"),
#ClassSNR_2PDA ))
!
calculate : #ClassSNR_1PDADefic = MAX( 0.0, #ClassSNR_1PDA - #SenDistribAmt1 )
```

```
calculate : #ClassSNR_2PDADefic = MAX( 0.0, #ClassSNR_2PDA - #SenDistribAmt2 )
calculate : #TotalSenPDADefic  = #ClassSNR_1PDADefic + #ClassSNR_2PDADefic
!
calculate : #ExcessDistrib1    = MAX( 0.0, #SenDistribAmt1 - #ClassSNR_1PDA )
calculate : #ExcessDistrib2    = MAX( 0.0, #SenDistribAmt2 - #ClassSNR_2PDA )
calculate : #TotalExcessDistrib = #ExcessDistrib1 + #ExcessDistrib2
!
calculate : #ExcessBalance1    = BBAL("SNR_1") - MIN( #SenDistribAmt1, #ClassSNR_1PDA )
calculate : #ExcessBalance2    = BBAL("SNR_2") - MIN( #SenDistribAmt2, #ClassSNR_2PDA )
calculate : #ExcessBalance     = #ExcessBalance1 + #ExcessBalance2
!
calculate : #ExcessDistrib     = 0
!
calculate : #ClassSNRPDA       = #ClassSNR_1PDA + #ClassSNR_2PDA + #ExcessDistrib
calculate : #ClassSNRPDA       = MIN( #ClassSNRPDA, #DistribAmt )
!
!!!********** END OF SENIOR ENHANCEMENT PCT CALCULATION **********
!
calculate : #SenEnhancePct     = (COLL_BAL - (BBAL("SNR") - #ClassSNRPDA )) / COLL_BAL
!
calculate : #StepDownBal       = (#SenEnhancePct - #SpecSenEnhPct) + 1E-8 GE 0.00
!
calculate : #StepDown          = #StepDown OR ( BBAL("SNR") LT 0.01 ) OR ( #StepDownDatePass
AND #StepDownBal )
!
calculate : #ReqPerc           = 45% * (COLL_PREV_BAL - BBAL("SNR") ) / COLL_PREV_BAL
!
calculate : #TrigEnhFrac       = 1 * AVG_COLL("RATE",-1,2,1)
!
calculate : #CumLossShft       = LOOKUP_TBL( "STEP", CURMONTH   , "OC_CUMLOSS0",
"MONTH", "OC_CUMLOSS_FRAC0" )
calculate : #TrigCumLossFrac   = DELINQ_LOSS_ACCUM / #OrigCollBal
!
calculate : #TrigEvent         = TRIGGER("STEPUP_TRIGGER")
!
calculate : #TrigOCTargPost    = #PrevSpecOC
!
calculate : #SpecOCTarg        = IF #StepDown _
                  THEN IF #TrigEvent _
                     THEN MAX( MIN( #InitOCTarg, #StepOCTarg ) , #TrigOCTargPost,
#FloorOCTotal ) _
                     ELSE MAX( MIN( #InitOCTarg, #StepOCTarg ) , #FloorOCTotal ) _
                  ELSE MAX ( #InitOCTarg, #FloorOCTotal )
!
calculate : #SpecOCTarg        = MIN( #SpecOCTarg, COLL_BAL )
!
calculate : #SpecOCTarg        = #Octval
!
calculate : #OCDeficiency      = MAX(0, #SpecOCTarg - #CurrentOC)
!
calculate : #OCSurplus         = MINMAX(0, #CurrentOC - #SpecOCTarg, COLL_P)
!
calculate : #PrincPmt          = MAX(0, COLL_P - #OCSurplus)
!
!
calculate : #XSIntRem          = MAX( 0, #Interest - OPTIMAL_INTPMT("ROOT") -
```

```
INTSHORT_ACCUM("ROOT") + #OCSurplus + COUPONCAP_SHORTFALL("ROOT"))
!
  calculate : #SubDefic        = MAX ( 0, ( BBAL("ROOT") - BBAL( "OC#1" ) - #Princ ) - COLL_BAL )
!
  calculate : #AddPrinc        = MIN( #XSIntRem, #SubDefic )
  calculate : #XSIntRem         = MAX( 0, #XSIntRem - #AddPrinc )
!
  calculate : #XtraPDA         = MIN( #OCDeficiency, #XSIntRem )
  calculate : #XSIntRem        = MAX( 0, #XSIntRem - #XtraPDA )
!
!
  calculate : #DistribAmt       = #PrincPmt + #AddPrinc + #XtraPDA
!
  calculate : #SenDistribAmt1     = #PrincPmt * #PrincFrac1 + (#DistribAmt - #PrincPmt) * #XtraPFrac1
  calculate : #SenDistribAmt2     = #PrincPmt * #PrincFrac2 + (#DistribAmt - #PrincPmt) * #XtraPFrac2
!
  calculate : #FloorOCTotal1    = 9405601.72
  calculate : #FloorOCTotal2    = 4608926.36
!
  calculate : #ClassSNR_1PDA     = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                    THEN #SenDistribAmt1 _
                    ELSE BBAL("1A1") _
                    - MIN(COLL_BAL(1) - #FloorOCTotal1, #SNRTargPct * COLL_BAL(1))
  calculate : #ClassSNR_1PDA     = MAX( 0.0, MIN(BBAL("1A1"), #ClassSNR_1PDA ))
  calculate : #ClassSNR_2PDA     = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                    THEN #SenDistribAmt2 _
                    ELSE BBAL("2A1", "2A2", "2A3", "2A4") _
                    - MIN(COLL_BAL(2) - #FloorOCTotal2, #SNRTargPct * COLL_BAL(2))
  calculate : #ClassSNR_2PDA     = MAX( 0.0, MIN(BBAL("2A1", "2A2", "2A3", "2A4"),
#ClassSNR_2PDA ))
!
  calculate : #ClassSNR_1PDADefic = MAX( 0.0, #ClassSNR_1PDA - #SenDistribAmt1 )
  calculate : #ClassSNR_2PDADefic = MAX( 0.0, #ClassSNR_2PDA - #SenDistribAmt2 )
  calculate : #TotalSenPDADefic  = #ClassSNR_1PDADefic + #ClassSNR_2PDADefic
!
  calculate : #ExcessDistrib1     = MAX( 0.0, #SenDistribAmt1 - #ClassSNR_1PDA )
  calculate : #ExcessDistrib2     = MAX( 0.0, #SenDistribAmt2 - #ClassSNR_2PDA )
  calculate : #TotalExcessDistrib = #ExcessDistrib1 + #ExcessDistrib2
!
  calculate : #ExcessBalance1     = BBAL("SNR_1") - MIN( #SenDistribAmt1, #ClassSNR_1PDA )
  calculate : #ExcessBalance2     = BBAL("SNR_2") - MIN( #SenDistribAmt2, #ClassSNR_2PDA )
  calculate : #ExcessBalance      = #ExcessBalance1 + #ExcessBalance2
!
  calculate : #ExcessDistrib      = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                    THEN MIN( #ExcessBalance, #ExcessDistrib1 + #ExcessDistrib2 ) _
                    ELSE 0
!
  calculate : #ClassSNRPDA       = #ClassSNR_1PDA + #ClassSNR_2PDA + #ExcessDistrib
  calculate : #ClassSNRPDA       = MIN( #ClassSNRPDA, #DistribAmt )
!
  calculate : #ClassM1PDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                    THEN #DistribAmt - #ClassSNRPDA _
                    ELSE BBAL("1A1", "2A1", "2A2", "2A3", "2A4", "M1") - #ClassSNRPDA _
                    - MIN(COLL_BAL - #FloorOCTotal, #M1TargPct * COLL_BAL)
  calculate : #ClassM1PDA        = MAX( 0.0, MIN(BBAL("M1"), #ClassM1PDA ))
  calculate : #ClassM1PDA        = MAX( 0, MIN( #ClassM1PDA, #DistribAmt - #ClassSNRPDA ) )
```

```
!
!
  calculate : #ClassM2PDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                    THEN #DistribAmt - #ClassSNRPDA - #ClassM1PDA _
                    ELSE BBAL("1A1", "2A1", "2A2", "2A3", "2A4", "M1", "M2") - #ClassSNRPDA -
#ClassM1PDA _
                    - MIN(COLL_BAL - #FloorOCTotal, #M2TargPct * COLL_BAL)
  calculate : #ClassM2PDA        = MAX( 0.0, MIN(BBAL("M2"), #ClassM2PDA ))
  calculate : #ClassM2PDA        = MAX( 0, MIN( #ClassM2PDA, #DistribAmt - #ClassSNRPDA -
#ClassM1PDA ) )
!
!
  calculate : #ClassM3PDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                    THEN #DistribAmt - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA _
                    ELSE BBAL("1A1", "2A1", "2A2", "2A3", "2A4", "M1", "M2", "M3") -
#ClassSNRPDA - #ClassM1PDA - #ClassM2PDA _
                    - MIN(COLL_BAL - #FloorOCTotal, #M3TargPct * COLL_BAL)
  calculate : #ClassM3PDA        = MAX( 0.0, MIN(BBAL("M3"), #ClassM3PDA ))
  calculate : #ClassM3PDA        = MAX( 0, MIN( #ClassM3PDA, #DistribAmt - #ClassSNRPDA -
#ClassM1PDA - #ClassM2PDA ) )
!
!
  calculate : #ClassM4PDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                    THEN #DistribAmt - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA -
#ClassM3PDA _
                    ELSE BBAL("1A1", "2A1", "2A2", "2A3", "2A4", "M1", "M2", "M3", "M4") -
#ClassSNRPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA _
                    - MIN(COLL_BAL - #FloorOCTotal, #M4TargPct * COLL_BAL)
  calculate : #ClassM4PDA        = MAX( 0.0, MIN(BBAL("M4"), #ClassM4PDA ))
  calculate : #ClassM4PDA        = MAX( 0, MIN( #ClassM4PDA, #DistribAmt - #ClassSNRPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA ) )
!
!
  calculate : #ClassM5PDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                    THEN #DistribAmt - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA -
#ClassM3PDA - #ClassM4PDA _
                    ELSE BBAL("1A1", "2A1", "2A2", "2A3", "2A4", "M1", "M2", "M3", "M4", "M5") -
#ClassSNRPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA _
                    - MIN(COLL_BAL - #FloorOCTotal, #M5TargPct * COLL_BAL)
  calculate : #ClassM5PDA        = MAX( 0.0, MIN(BBAL("M5"), #ClassM5PDA ))
  calculate : #ClassM5PDA        = MAX( 0, MIN( #ClassM5PDA, #DistribAmt - #ClassSNRPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA ) )
!
!
  calculate : #ClassM6PDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                    THEN #DistribAmt - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA -
#ClassM3PDA - #ClassM4PDA - #ClassM5PDA _
                    ELSE BBAL("1A1", "2A1", "2A2", "2A3", "2A4", "M1", "M2", "M3", "M4", "M5",
"M6") - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA -
#ClassM5PDA _
                    - MIN(COLL_BAL - #FloorOCTotal, #M6TargPct * COLL_BAL)
  calculate : #ClassM6PDA        = MAX( 0.0, MIN(BBAL("M6"), #ClassM6PDA ))
  calculate : #ClassM6PDA        = MAX( 0, MIN( #ClassM6PDA, #DistribAmt - #ClassSNRPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA ) )
!
!
```

```
   calculate : #ClassM7PDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                        THEN #DistribAmt - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA -
#ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA _
                        ELSE BBAL("1A1", "2A1", "2A2", "2A3", "2A4", "M1", "M2", "M3", "M4", "M5",
"M6", "M7") - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA -
#ClassM5PDA - #ClassM6PDA _
                        - MIN(COLL_BAL - #FloorOCTotal, #M7TargPct * COLL_BAL)
   calculate : #ClassM7PDA        = MAX( 0.0, MIN(BBAL("M7"), #ClassM7PDA ))
   calculate : #ClassM7PDA        = MAX( 0, MIN( #ClassM7PDA, #DistribAmt - #ClassSNRPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA ) )
!
!
   calculate : #ClassM8PDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                        THEN #DistribAmt - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA -
#ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA - #ClassM7PDA _
                        ELSE BBAL("1A1", "2A1", "2A2", "2A3", "2A4", "M1", "M2", "M3", "M4", "M5",
"M6", "M7", "M8") - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA -
#ClassM5PDA - #ClassM6PDA - #ClassM7PDA _
                        - MIN(COLL_BAL - #FloorOCTotal, #M8TargPct * COLL_BAL)
   calculate : #ClassM8PDA        = MAX( 0.0, MIN(BBAL("M8"), #ClassM8PDA ))
   calculate : #ClassM8PDA        = MAX( 0, MIN( #ClassM8PDA, #DistribAmt - #ClassSNRPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA -
#ClassM7PDA ) )
!
!
   calculate : #ClassM9PDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                        THEN #DistribAmt - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA -
#ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA - #ClassM7PDA - #ClassM8PDA _
                        ELSE BBAL("1A1", "2A1", "2A2", "2A3", "2A4", "M1", "M2", "M3", "M4", "M5",
"M6", "M7", "M8", "M9") - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA - #ClassM5PDA - #ClassM6PDA - #ClassM7PDA - #ClassM8PDA _
                        - MIN(COLL_BAL - #FloorOCTotal, #M9TargPct * COLL_BAL)
   calculate : #ClassM9PDA        = MAX( 0.0, MIN(BBAL("M9"), #ClassM9PDA ))
   calculate : #ClassM9PDA        = MAX( 0, MIN( #ClassM9PDA, #DistribAmt - #ClassSNRPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA -
#ClassM7PDA - #ClassM8PDA ) )
!
!
   calculate : #ClassM10PDA       = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                        THEN #DistribAmt - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA -
#ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA - #ClassM7PDA - #ClassM8PDA -
#ClassM9PDA _
                        ELSE BBAL("1A1", "2A1", "2A2", "2A3", "2A4", "M1", "M2", "M3", "M4", "M5",
"M6", "M7", "M8", "M9", "M10") - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA - #ClassM5PDA - #ClassM6PDA - #ClassM7PDA - #ClassM8PDA - #ClassM9PDA _
                        - MIN(COLL_BAL - #FloorOCTotal, #M10TargPct * COLL_BAL)
   calculate : #ClassM10PDA       = MAX( 0.0, MIN(BBAL("M10"), #ClassM10PDA ))
   calculate : #ClassM10PDA       = MAX( 0, MIN( #ClassM10PDA, #DistribAmt - #ClassSNRPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA -
#ClassM7PDA - #ClassM8PDA - #ClassM9PDA ) )
!
!
   calculate : #ClassM11PDA       = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                        THEN #DistribAmt - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA -
#ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA - #ClassM7PDA - #ClassM8PDA -
#ClassM9PDA - #ClassM10PDA _
```

```
                                 ELSE BBAL("1A1", "2A1", "2A2", "2A3", "2A4", "M1", "M2", "M3", "M4", "M5",
"M6", "M7", "M8", "M9", "M10", "M11") - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA
- #ClassM4PDA - #ClassM5PDA - #ClassM6PDA - #ClassM7PDA - #ClassM8PDA - #ClassM9PDA -
#ClassM10PDA _
                                 - MIN(COLL_BAL - #FloorOCTotal, #M11TargPct * COLL_BAL)
    calculate : #ClassM11PDA       = MAX( 0.0, MIN(BBAL("M11"), #ClassM11PDA ))
    calculate : #ClassM11PDA       = MAX( 0, MIN( #ClassM11PDA, #DistribAmt - #ClassSNRPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA -
#ClassM7PDA - #ClassM8PDA - #ClassM9PDA - #ClassM10PDA ) )
    !
    !
    calculate : #ClassM12PDA       = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                                 THEN #DistribAmt - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA -
#ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA - #ClassM7PDA - #ClassM8PDA -
#ClassM9PDA - #ClassM10PDA - #ClassM11PDA _
                                 ELSE BBAL("1A1", "2A1", "2A2", "2A3", "2A4", "M1", "M2", "M3", "M4", "M5",
"M6", "M7", "M8", "M9", "M10", "M11", "M12") - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA -
#ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA - #ClassM7PDA - #ClassM8PDA -
#ClassM9PDA - #ClassM10PDA - #ClassM11PDA _
                                 - MIN(COLL_BAL - #FloorOCTotal, #M12TargPct * COLL_BAL)
    calculate : #ClassM12PDA       = MAX( 0.0, MIN(BBAL("M12"), #ClassM12PDA ))
    calculate : #ClassM12PDA       = MAX( 0, MIN( #ClassM12PDA, #DistribAmt - #ClassSNRPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA -
#ClassM7PDA - #ClassM8PDA - #ClassM9PDA - #ClassM10PDA - #ClassM11PDA ) )
    !
    !
    calculate : #ClassB1PDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                                 THEN #DistribAmt - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA -
#ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA - #ClassM7PDA - #ClassM8PDA -
#ClassM9PDA - #ClassM10PDA - #ClassM11PDA - #ClassM12PDA _
                                 ELSE BBAL("1A1", "2A1", "2A2", "2A3", "2A4", "M1", "M2", "M3", "M4", "M5",
"M6", "M7", "M8", "M9", "M10", "M11", "M12", "B1") - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA -
#ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA - #ClassM7PDA - #ClassM8PDA -
#ClassM9PDA - #ClassM10PDA - #ClassM11PDA - #ClassM12PDA _
                                 - MIN(COLL_BAL - #FloorOCTotal, #B1TargPct * COLL_BAL)
    calculate : #ClassB1PDA        = MAX( 0.0, MIN(BBAL("B1"), #ClassB1PDA ))
    calculate : #ClassB1PDA        = MAX( 0, MIN( #ClassB1PDA, #DistribAmt - #ClassSNRPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA -
#ClassM7PDA - #ClassM8PDA - #ClassM9PDA - #ClassM10PDA - #ClassM11PDA - #ClassM12PDA ) )
    !
    !
    calculate : "SNR" _
    NO_CHECK CUSTOM  AMOUNT      = #ClassSNRPDA
    !
    calculate : "M1" _
    NO_CHECK CUSTOM  AMOUNT      = #ClassM1PDA
    !
    calculate : "M2" _
    NO_CHECK CUSTOM  AMOUNT      = #ClassM2PDA
    !
    calculate : "M3" _
    NO_CHECK CUSTOM  AMOUNT      = #ClassM3PDA
    !
    calculate : "M4" _
    NO_CHECK CUSTOM  AMOUNT      = #ClassM4PDA
    !
```

```
  calculate : "M5" _
NO_CHECK CUSTOM   AMOUNT      = #ClassM5PDA
!
  calculate : "M6" _
NO_CHECK CUSTOM   AMOUNT      = #ClassM6PDA
!
  calculate : "M7" _
NO_CHECK CUSTOM   AMOUNT      = #ClassM7PDA
!
  calculate : "M8" _
NO_CHECK CUSTOM   AMOUNT      = #ClassM8PDA
!
  calculate : "M9" _
NO_CHECK CUSTOM   AMOUNT      = #ClassM9PDA
!
  calculate : "M10" _
NO_CHECK CUSTOM   AMOUNT      = #ClassM10PDA
!
  calculate : "M11" _
NO_CHECK CUSTOM   AMOUNT      = #ClassM11PDA
!
  calculate : "M12" _
NO_CHECK CUSTOM   AMOUNT      = #ClassM12PDA
!
  calculate : "B1" _
NO_CHECK CUSTOM   AMOUNT      = #ClassB1PDA
!
  calculate : "RESID" _
NO_CHECK CUSTOM   AMOUNT      = MAX(0, #Princ - OPTIMAL_PRINCPMT("SNR", "M1", "M2",
"M3", "M4", "M5", "M6", "M7", "M8", "M9", "M10", "M11", "M12", "B1"))
!
-----------------------------------
    pay : CLASS ENTIRETY  SEQUENTIAL ( "EXP" )
-----------------------------------
    pay : CLASS INTEREST  PRO_RATA  ( "SNR" )
-----------------------------------
{#SNR_Int}
-----------------------------------
    pay : CLASS INTSHORT  PRO_RATA  ( "SNR" )
-----------------------------------
{#SNR_InS}
-----------------------------------
    pay : CLASS INTEREST  PRO_RATA  ( "M1" )
    pay : CLASS INTSHORT  PRO_RATA  ( "M1" )
    pay : CLASS INTEREST  PRO_RATA  ( "M2" )
    pay : CLASS INTSHORT  PRO_RATA  ( "M2" )
    pay : CLASS INTEREST  PRO_RATA  ( "M3" )
    pay : CLASS INTSHORT  PRO_RATA  ( "M3" )
    pay : CLASS INTEREST  PRO_RATA  ( "M4" )
    pay : CLASS INTSHORT  PRO_RATA  ( "M4" )
    pay : CLASS INTEREST  PRO_RATA  ( "M5" )
    pay : CLASS INTSHORT  PRO_RATA  ( "M5" )
    pay : CLASS INTEREST  PRO_RATA  ( "M6" )
    pay : CLASS INTSHORT  PRO_RATA  ( "M6" )
    pay : CLASS INTEREST  PRO_RATA  ( "M7" )
    pay : CLASS INTSHORT  PRO_RATA  ( "M7" )
```

```
      pay : CLASS INTEREST  PRO_RATA  ( "M8" )
      pay : CLASS INTSHORT  PRO_RATA  ( "M8" )
      pay : CLASS INTEREST  PRO_RATA  ( "M9" )
      pay : CLASS INTSHORT  PRO_RATA  ( "M9" )
      pay : CLASS INTEREST  PRO_RATA  ( "M10" )
      pay : CLASS INTSHORT  PRO_RATA  ( "M10" )
      pay : CLASS INTEREST  PRO_RATA  ( "M11" )
      pay : CLASS INTSHORT  PRO_RATA  ( "M11" )
      pay : CLASS INTEREST  PRO_RATA  ( "M12" )
      pay : CLASS INTSHORT  PRO_RATA  ( "M12" )
      pay : CLASS INTEREST  PRO_RATA  ( "B1" )
      pay : CLASS INTSHORT  PRO_RATA  ( "B1" )
      pay : CLASS PRINCIPAL SEQUENTIAL ( "SNR" )
----------------------------------
{#SNR_Prn}{1}
----------------------------------
      pay :  CLASS PRINCIPAL SEQUENTIAL ( "M1" )
----------------------------------
{#M1_Prn}
----------------------------------
      pay :  CLASS PRINCIPAL SEQUENTIAL ( "M2" )
----------------------------------
{#M2_Prn}
----------------------------------
      pay :  CLASS PRINCIPAL SEQUENTIAL ( "M3" )
----------------------------------
{#M3_Prn}
----------------------------------
      pay :  CLASS PRINCIPAL SEQUENTIAL ( "M4" )
----------------------------------
{#M4_Prn}
----------------------------------
      pay :  CLASS PRINCIPAL SEQUENTIAL ( "M5" )
----------------------------------
{#M5_Prn}
----------------------------------
      pay :  CLASS PRINCIPAL SEQUENTIAL ( "M6" )
----------------------------------
{#M6_Prn}
----------------------------------
      pay :  CLASS PRINCIPAL SEQUENTIAL ( "M7" )
----------------------------------
{#M7_Prn}
----------------------------------
      pay :  CLASS PRINCIPAL SEQUENTIAL ( "M8" )
----------------------------------
{#M8_Prn}
----------------------------------
      pay :  CLASS PRINCIPAL SEQUENTIAL ( "M9" )
----------------------------------
{#M9_Prn}
----------------------------------
      pay :  CLASS PRINCIPAL SEQUENTIAL ( "M10" )
----------------------------------
{#M10_Prn}
----------------------------------
```

```
      pay :  CLASS PRINCIPAL SEQUENTIAL ( "M11" )
--------------------------------
{#M11_Prn}
--------------------------------
      pay :  CLASS PRINCIPAL SEQUENTIAL ( "M12" )
--------------------------------
{#M12_Prn}
--------------------------------
      pay :  CLASS PRINCIPAL SEQUENTIAL ( "B1" )
--------------------------------
{#B1_Prn}
--------------------------------

--------------------------------
      pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M1" )
--------------------------------
      pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M2" )
--------------------------------
      pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M3" )
--------------------------------
      pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M4" )
--------------------------------
      pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M5" )
--------------------------------
      pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M6" )
--------------------------------
      pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M7" )
--------------------------------
      pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M8" )
--------------------------------
      pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M9" )
--------------------------------
      pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M10" )
--------------------------------
      pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M11" )
--------------------------------
      pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M12" )
--------------------------------
      pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "B1" )
--------------------------------
   calculate : #1A1_BAL_CCS        = BBAL("SNR_1") * (COUPONCAP_ACCUM_SHORTFALL("SNR_1")
GT .01)
   calculate : #2A1_BAL_CCS        = BBAL("2A1") * (COUPONCAP_ACCUM_SHORTFALL("2A1") GT
.01)
   calculate : #2A2_BAL_CCS        = BBAL("2A2") * (COUPONCAP_ACCUM_SHORTFALL("2A2") GT
.01)
   calculate : #2A3_BAL_CCS        = BBAL("2A3") * (COUPONCAP_ACCUM_SHORTFALL("2A3") GT
.01)
   calculate : #2A4_BAL_CCS        = BBAL("2A4") * (COUPONCAP_ACCUM_SHORTFALL("2A4") GT
.01)
--------------------------------
      from :  CLASS ( "ROOT" )
 subject to :  PROPORTION ( (#1A1_BAL_CCS); (#2A1_BAL_CCS); (#2A2_BAL_CCS);
(#2A3_BAL_CCS); (#2A4_BAL_CCS) )
      pay :  CLASS COUPONCAP_SHORT ASIS CONCURRENT ( "SNR_1" ; "2A1" ; "2A2" ; "2A3" ;
"2A4" )
--------------------------------
```

```
        from :  CLASS ( "ROOT" )
        pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "SNR_1" ; "2A1" ; "2A2" ; "2A3" ; "2A4" )
------------------------------------
        from :  CLASS ( "ROOT" )
        pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "M1" )
------------------------------------
        from :  CLASS ( "ROOT" )
        pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "M2" )
------------------------------------
        from :  CLASS ( "ROOT" )
        pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "M3" )
------------------------------------
        from :  CLASS ( "ROOT" )
        pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "M4" )
------------------------------------
        from :  CLASS ( "ROOT" )
        pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "M5" )
------------------------------------
        from :  CLASS ( "ROOT" )
        pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "M6" )
------------------------------------
        from :  CLASS ( "ROOT" )
        pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "M7" )
------------------------------------
        from :  CLASS ( "ROOT" )
        pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "M8" )
------------------------------------
        from :  CLASS ( "ROOT" )
        pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "M9" )
------------------------------------
        from :  CLASS ( "ROOT" )
        pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "M10" )
------------------------------------
        from :  CLASS ( "ROOT" )
        pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "M11" )
------------------------------------
        from :  CLASS ( "ROOT" )
        pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "M12" )
------------------------------------
        from :  CLASS ( "ROOT" )
        pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "B1" )
------------------------------------
        from :  HEDGE ("CAP")
  subject to :  CEILING ((HEDGE ("CAP", "OPTIMAL_PMT") - HEDGE ("CAP", "ACTUAL_PMT")))
        pay :  CLASS COUPONCAP_SHORT PRO_RATA("SNR_1")
------------------------------------
   calculate : #2A1_BAL_CCS        = #CC_2A1_BAL * (COUPONCAP_ACCUM_SHORTFALL("2A1") GT
.01)
   calculate : #2A2_BAL_CCS        = #CC_2A2_BAL * (COUPONCAP_ACCUM_SHORTFALL("2A2") GT
.01)
   calculate : #2A3_BAL_CCS        = #CC_2A3_BAL * (COUPONCAP_ACCUM_SHORTFALL("2A3") GT
.01)
   calculate : #2A4_BAL_CCS        = #CC_2A4_BAL * (COUPONCAP_ACCUM_SHORTFALL("2A4") GT
.01)
------------------------------------
        from :  HEDGE ("CAP2")
```

subject to : CEILING ((HEDGE ("CAP2", "OPTIMAL_PMT") - HEDGE ("CAP2", "ACTUAL_PMT")))
subject to : PROPORTION ((#2A1_BAL_CCS); (#2A2_BAL_CCS); (#2A3_BAL_CCS);
(#2A4_BAL_CCS))
    pay : CLASS COUPONCAP_SHORT ASIS CONCURRENT("2A1"; "2A2"; "2A3"; "2A4")
----
    from : HEDGE ("CAP2")
subject to : CEILING ((HEDGE ("CAP2", "OPTIMAL_PMT") - HEDGE ("CAP2", "ACTUAL_PMT")))
    pay : CLASS COUPONCAP_SHORT PRO_RATA("2A1"; "2A2"; "2A3"; "2A4")
----
  calculate : #M1_BAL_CCS   = #CC_M1_BAL * (COUPONCAP_ACCUM_SHORTFALL("M1") GT
.01)
  calculate : #M2_BAL_CCS   = #CC_M2_BAL * (COUPONCAP_ACCUM_SHORTFALL("M2") GT
.01)
  calculate : #M3_BAL_CCS   = #CC_M3_BAL * (COUPONCAP_ACCUM_SHORTFALL("M3") GT
.01)
  calculate : #M4_BAL_CCS   = #CC_M4_BAL * (COUPONCAP_ACCUM_SHORTFALL("M4") GT
.01)
  calculate : #M5_BAL_CCS   = #CC_M5_BAL * (COUPONCAP_ACCUM_SHORTFALL("M5") GT
.01)
  calculate : #M6_BAL_CCS   = #CC_M6_BAL * (COUPONCAP_ACCUM_SHORTFALL("M6") GT
.01)
  calculate : #M7_BAL_CCS   = #CC_M7_BAL * (COUPONCAP_ACCUM_SHORTFALL("M7") GT
.01)
  calculate : #M8_BAL_CCS   = #CC_M8_BAL * (COUPONCAP_ACCUM_SHORTFALL("M8") GT
.01)
  calculate : #M9_BAL_CCS   = #CC_M9_BAL * (COUPONCAP_ACCUM_SHORTFALL("M9") GT
.01)
  calculate : #M10_BAL_CCS   = #CC_M10_BAL * (COUPONCAP_ACCUM_SHORTFALL("M10") GT
.01)
  calculate : #M11_BAL_CCS   = #CC_M11_BAL * (COUPONCAP_ACCUM_SHORTFALL("M11") GT
.01)
  calculate : #M12_BAL_CCS   = #CC_M12_BAL * (COUPONCAP_ACCUM_SHORTFALL("M12") GT
.01)
  calculate : #B1_BAL_CCS   = #CC_B1_BAL * (COUPONCAP_ACCUM_SHORTFALL("B1") GT .01)
----
    from : HEDGE ("CAP3")
subject to : CEILING ((HEDGE ("CAP3", "OPTIMAL_PMT") - HEDGE ("CAP3", "ACTUAL_PMT")))
subject to : PROPORTION ((#M1_BAL_CCS); (#M2_BAL_CCS); (#M3_BAL_CCS); (#M4_BAL_CCS);
(#M5_BAL_CCS); (#M6_BAL_CCS); (#M7_BAL_CCS); (#M8_BAL_CCS); (#M9_BAL_CCS);
(#M10_BAL_CCS); (#M11_BAL_CCS); (#M12_BAL_CCS); (#B1_BAL_CCS))
    pay : CLASS COUPONCAP_SHORT ASIS CONCURRENT("M1"; "M2"; "M3"; "M4"; "M5"; "M6";
"M7"; "M8"; "M9"; "M10"; "M11"; "M12"; "B1")
----
    from : HEDGE ("CAP3")
subject to : CEILING ((HEDGE ("CAP3", "OPTIMAL_PMT") - HEDGE ("CAP3", "ACTUAL_PMT")))
    pay : CLASS COUPONCAP_SHORT PRO_RATA("M1"; "M2"; "M3"; "M4"; "M5"; "M6"; "M7"; "M8";
"M9"; "M10"; "M11"; "M12"; "B1")
----
    from : HEDGE ("CAP")
    pay : AS_INTEREST ("R#1")
----
    from : HEDGE ("CAP2")
    pay : AS_INTEREST ("R#1")
----
    from : HEDGE ("CAP3")
    pay : AS_INTEREST ("R#1")

```
------------------------------------
      from :  CLASS ( "ROOT" )
      pay :  CLASS PRINCIPAL SEQUENTIAL  ( "RESID" )
      pay :  AS_INTEREST ( "OC#1" )
------------------------------------
      pay :  SEQUENTIAL  ( "OC#1" )
------------------------------------
   calculate :  #WriteDown = MAX(0.0,
BBAL("1A1#1","2A1#1","2A2#1","2A3#1","2A4#1","M1#1","M2#1","M3#1","M4#1","M5#1","M6#1","M7#1","
M8#1","M9#1","M10#1","M11#1","M12#1","B1#1","OC#1") - COLL_BAL)
------------------------------------
      from :  SUBACCOUNT ( #Writedown )
      pay :  WRITEDOWN PRO_RATA ( "OC#1" )
------------------------------------
      from :  SUBACCOUNT ( #Writedown )
      pay :  WRITEDOWN SEQUENTIAL ( "B1#1" )
------------------------------------
      from :  SUBACCOUNT ( #Writedown )
      pay :  WRITEDOWN SEQUENTIAL ( "M12#1" )
------------------------------------
      from :  SUBACCOUNT ( #Writedown )
      pay :  WRITEDOWN SEQUENTIAL ( "M11#1" )
------------------------------------
      from :  SUBACCOUNT ( #Writedown )
      pay :  WRITEDOWN SEQUENTIAL ( "M10#1" )
------------------------------------
      from :  SUBACCOUNT ( #Writedown )
      pay :  WRITEDOWN SEQUENTIAL ( "M9#1" )
------------------------------------
      from :  SUBACCOUNT ( #Writedown )
      pay :  WRITEDOWN SEQUENTIAL ( "M8#1" )
------------------------------------
      from :  SUBACCOUNT ( #Writedown )
      pay :  WRITEDOWN SEQUENTIAL ( "M7#1" )
------------------------------------
      from :  SUBACCOUNT ( #Writedown )
      pay :  WRITEDOWN SEQUENTIAL ( "M6#1" )
------------------------------------
      from :  SUBACCOUNT ( #Writedown )
      pay :  WRITEDOWN SEQUENTIAL ( "M5#1" )
------------------------------------
      from :  SUBACCOUNT ( #Writedown )
      pay :  WRITEDOWN SEQUENTIAL ( "M4#1" )
------------------------------------
      from :  SUBACCOUNT ( #Writedown )
      pay :  WRITEDOWN SEQUENTIAL ( "M3#1" )
------------------------------------
      from :  SUBACCOUNT ( #Writedown )
      pay :  WRITEDOWN SEQUENTIAL ( "M2#1" )
------------------------------------
      from :  SUBACCOUNT ( #Writedown )
      pay :  WRITEDOWN SEQUENTIAL ( "M1#1" )
------------------------------------
   calculate :  #Write = MAX(0.0,
BBAL("1A1#1","2A1#1","2A2#1","2A3#1","2A4#1","M1#1","M2#1","M3#1","M4#1","M5#1","M6#1","M7#1","
M8#1","M9#1","M10#1","M11#1","M12#1","B1#1") - COLL_BAL)
```

```
------------------------------------
   calculate :  #CoverFG = #Write * BBAL("1A1#1") / BBAL("1A1#1","2A1#1","2A2#1","2A3#1","2A4#1")
------------------------------------
      from :  CREDIT_ENHANCEMENT ("FG")
 subject to :  CEILING ( #CoverFG )
       pay :  PRO_RATA ( "1A1#1" )
------------------------------------
   calculate : #BondBal    =
BBAL("1A1#1","2A1#1","2A2#1","2A3#1","2A4#1","M1#1","M2#1","M3#1","M4#1","M5#1","M6#1","M7#1","
M8#1","M9#1","M10#1","M11#1","M12#1","B1#1")
   calculate : #BondBal1   = BBAL("SNR_1")
   calculate : #BondBal2   = BBAL("SNR_2")
   calculate : #OC         = MAX( 0, COLL_BAL - #BondBal )
   calculate : #IncrOC     = MAX( 0, #OC - BBAL( "OC#1" ) )
   calculate : #DecrOC     = MAX( 0, BBAL( "OC#1" ) - #OC)
------------------------------------
      from :  SUBACCOUNT ( #IncrOC )
       pay :  WRITEUP SEQUENTIAL ( "OC#1" )
------------------------------------
      from :  SUBACCOUNT ( #DecrOC )
       pay :  WRITEDOWN SEQUENTIAL ( "OC#1" )
------------------------------------
   calculate : #FGWrapBal = BBAL("1A1#1")
------------------------------------
   calculate : #LastFGBal = #FGBal
   calculate : #FGBal = CREDIT_ENHANCEMENT("FG")
   calculate : #FGDraw = MAX( 0, #FGBal - #LastFGBal )
------------------------------------
------------------------------------
calculate: #CallBalDeal = COLL_BAL
------------------------------------
---------------------- SECTION: "OPTR_DEAL"
------------------------------------
      from :  CASH_ACCOUNT (100)
 subject to :  CEILING ( #CallBalDeal)
       pay :  CLASS BALANCE SEQUENTIAL ( "ROOT" )
       pay :  CLASS MORE_INTEREST SEQUENTIAL ( "ROOT" )
------------------------------------
      from :  CLASS ( "ROOT" )
       pay :  PRO_RATA ( "1A1#1"; "2A1#1"; "2A2#1"; "2A3#1"; "2A4#1" )
------------------------------------
      from :  CLASS ( "ROOT" )
       pay :  PRO_RATA ( "M1#1" )
------------------------------------
      from :  CLASS ( "ROOT" )
       pay :  PRO_RATA ( "M2#1" )
------------------------------------
      from :  CLASS ( "ROOT" )
       pay :  PRO_RATA ( "M3#1" )
------------------------------------
      from :  CLASS ( "ROOT" )
       pay :  PRO_RATA ( "M4#1" )
------------------------------------
      from :  CLASS ( "ROOT" )
       pay :  PRO_RATA ( "M5#1" )
------------------------------------
```

```
        from :  CLASS ( "ROOT" )
        pay :  PRO_RATA ( "M6#1" )
------------------------------------
        from :  CLASS ( "ROOT" )
        pay :  PRO_RATA ( "M7#1" )
------------------------------------
        from :  CLASS ( "ROOT" )
        pay :  PRO_RATA ( "M8#1" )
------------------------------------
        from :  CLASS ( "ROOT" )
        pay :  PRO_RATA ( "M9#1" )
------------------------------------
        from :  CLASS ( "ROOT" )
        pay :  PRO_RATA ( "M10#1" )
------------------------------------
        from :  CLASS ( "ROOT" )
        pay :  PRO_RATA ( "M11#1" )
------------------------------------
        from :  CLASS ( "ROOT" )
        pay :  PRO_RATA ( "M12#1" )
------------------------------------
        from :  CLASS ( "ROOT" )
        pay :  PRO_RATA ( "B1#1" )
------------------------------------
        from :  CLASS ( "ROOT" )
        pay :  PRO_RATA ( "OC#1" )
------------------------------------
        from :  CLASS ( "ROOT" )
        pay :  AS_INTEREST ( "OC#1" )
------------------------------------
Schedule "S-IO1" GROUP 1
DECLARE
VALUES OK
    20040725        319,304,000.00
    20040825        319,304,000.00
    20040925        319,304,000.00
    20041025        294,742,000.00
    20041125        294,742,000.00
    20041225        294,742,000.00
    20050125        270,180,000.00
    20050225        270,180,000.00
    20050325        270,180,000.00
    20050425        233,338,000.00
    20050525        233,338,000.00
    20050625        233,338,000.00
    20050725        221,057,000.00
    20050825        221,057,000.00
    20050925        221,057,000.00
    20051025        213,688,000.00
    20051125        213,688,000.00
    20051225        213,688,000.00
    20060125        164,564,000.00
    20060225        164,564,000.00
    20060325        164,564,000.00
    20060425        147,371,000.00
    20060525        147,371,000.00
```

```
    20060625      147,371,000.00
    20060725      122,809,000.00
    20060825      122,809,000.00
    20060925      122,809,000.00
    20061025       98,247,000.00
    20061125       98,247,000.00
    20061225       98,247,000.00
    20070125            0.00
!
Schedule "S-IO2" GROUP 2
DECLARE
VALUES OK
    20040725      131,471,000.00
    20040825      131,471,000.00
    20040925      131,471,000.00
    20041025      121,358,000.00
    20041125      121,358,000.00
    20041225      121,358,000.00
    20050125      111,245,000.00
    20050225      111,245,000.00
    20050325      111,245,000.00
    20050425       96,075,000.00
    20050525       96,075,000.00
    20050625       96,075,000.00
    20050725       91,018,000.00
    20050825       91,018,000.00
    20050925       91,018,000.00
    20051025       87,984,000.00
    20051125       87,984,000.00
    20051225       87,984,000.00
    20060125       67,758,000.00
    20060225       67,758,000.00
    20060325       67,758,000.00
    20060425       60,679,000.00
    20060525       60,679,000.00
    20060625       60,679,000.00
    20060725       50,566,000.00
    20060825       50,566,000.00
    20060925       50,566,000.00
    20061025       40,453,000.00
    20061125       40,453,000.00
    20061225       40,453,000.00
    20070125            0.00
!
!
Collateral OVER
!
!    Factor     --Delay--
! Type  Date      P/Y   BV   Use BV for 0
  WL  20040901   9999 9999  FALSE
!
! Pool# Type   Gross    Current   Original  --Fee-- Maturity Orig  ARM        Gross #mos #mos
P#mos P#mos Life  Reset Life  Max  Look
!          Coupon   Factor    Balance   P/Y BV P/Y BV Term  Index        Margin ToRst RstPer
ToRst RstPer Cap   Cap  Floor  Negam  Back
!! BEGINNING OF COLLATERAL
```

M   1 "2/28 LIBOR"   WL   00   WAC   7.36997 (300510478.16 /   300510478.16);
300510478.16   .5045   .5045   357:3   357:3   360 NO_CHECK ARM
LIBOR_6MO   5.01873 22 6 SYNC_INT   13.37340   1.00000   7.36997   0
0 INIT_PERCAP   1.00838 ORIG_GROSSRATE   7.36997   GROUP "1A"
TEASER
M   2 "2/28 LIBOR"   WL   00   WAC   6.95570 (5730765.65 /   5730765.65);
5730765.65   .5045   .5045   358:2   358:2   360 NO_CHECK ARM LIBOR_6MO
4.99653 23 6 SYNC_INT   12.95570   1.00000   6.95570   0   0
ORIG_GROSSRATE   6.95570   GROUP "1A"   TEASER
M   3 "2/28 LIBOR"   WL   00   WAC   7.00048 (14057700.84 /   14057700.84);
14057700.84   .5045   .5045   357:3   357:3   360 NO_CHECK ARM LIBOR_6MO
4.98803 22 6 SYNC_INT   13.00048   1.00000   7.00048   0   0
ORIG_GROSSRATE   7.00048   GROUP "1A"   TEASER
M   4 "2/28 LIBOR"   WL   00   WAC   7.33164 (64498728.91 /   64498728.91);
64498728.91   .5045   .5045   358:2   358:2   360 NO_CHECK ARM LIBOR_6MO
5.20903 23 6 SYNC_INT   13.33309   1.00000   7.33164   0   0 INIT_PERCAP
1.00290 ORIG_GROSSRATE   7.33164   GROUP "1A"   TEASER
M   5 "2/28 LIBOR"   WL   00   WAC   6.94370 (503083224.59 /   503083224.59);
503083224.59   .5045   .5045   357:3   357:3   360 NO_CHECK ARM
LIBOR_6MO   5.18140 22 6 SYNC_INT   12.95331   1.00000   6.94369   0
0 INIT_PERCAP   1.02835 ORIG_GROSSRATE   6.94370   GROUP "1A"
TEASER
M   6 "2/28 LIBOR"   WL   00   WAC   7.34395 (9703181.80 /   9703181.80);
9703181.80   .5045   .5045   356:4   356:4   360 NO_CHECK ARM LIBOR_6MO
5.13892 21 6 SYNC_INT   13.34395   1.00000   7.34395   0   0
ORIG_GROSSRATE   7.34395   GROUP "1A"   TEASER
M   7 "2/28 LIBOR"   WL   00   WAC   6.77730 (48768124.87 /   48768124.87);
48768124.87   .5045   .5045   356:4   356:4   360 NO_CHECK ARM LIBOR_6MO
5.09103 21 6 SYNC_INT   12.78629   1.00000   6.77730   0   0 INIT_PERCAP
1.02897 ORIG_GROSSRATE   6.77730   GROUP "1A"   TEASER
M   8 "2/28 LIBOR I/O"   WL   00   WAC   6.47624 (85741548.36 /   85741548.36);
85741548.36   .5045   .5045   358:2   358:2   360 NO_CHECK ARM LIBOR_6MO
4.70821 23 6 SYNC_INT   12.47624   1.00000   6.47624   0   0
ORIG_GROSSRATE   6.47624 AMORT NONE FOR   24 GROUP "1A"   TEASER
M   9 "2/28 LIBOR I/O"   WL   00   WAC   6.23969 (172100.00 /   172100.00);
172100.00   .5045   .5045   358:2   358:2   360 NO_CHECK ARM LIBOR_6MO
4.60474 23 6 SYNC_INT   12.23969   1.00000   6.23969   0   0
ORIG_GROSSRATE   6.23969 AMORT NONE FOR   24 GROUP "1A"   TEASER
M   10 "2/28 LIBOR I/O"   WL   00   WAC   6.48812 (17808055.83 /   17808055.83);
17808055.83   .5045   .5045   358:2   358:2   360 NO_CHECK ARM LIBOR_6MO
4.76471 23 6 SYNC_INT   12.48812   1.00000   6.48812   0   0
ORIG_GROSSRATE   6.48812 AMORT NONE FOR   24 GROUP "1A"   TEASER
M   11 "2/28 LIBOR I/O"   WL   00   WAC   6.73615 (5086325.00 /   5086325.00);
5086325.00   .5045   .5045   358:2   358:2   360 NO_CHECK ARM LIBOR_6MO
5.03846 23 6 SYNC_INT   12.73615   1.00000   6.73615   0   0
ORIG_GROSSRATE   6.73615 AMORT NONE FOR   24 GROUP "1A"   TEASER
M   12 "2/28 LIBOR I/O"   WL   00   WAC   6.29547 (387600948.21 /   387600948.21);
387600948.21   .5045   .5045   358:2   358:2   360 NO_CHECK ARM
LIBOR_6MO   5.02035 23 6 SYNC_INT   12.29789   1.00000   6.29547   0
0 INIT_PERCAP   1.00352 ORIG_GROSSRATE   6.29547 AMORT NONE FOR   24 GROUP
"1A"   TEASER
M   13 "2/28 LIBOR I/O"   WL   00   WAC   6.58351 (799416.75 /   799416.75);
799416.75   .5045   .5045   358:2   358:2   360 NO_CHECK ARM LIBOR_6MO
4.91765 23 6 SYNC_INT   12.58351   1.00000   6.58351   0   0
ORIG_GROSSRATE   6.58351 AMORT NONE FOR   24 GROUP "1A"   TEASER
M   14 "2/28 LIBOR I/O"   WL   00   WAC   6.26313 (26815553.31 /   26815553.31);

26815553.31   .5045   .5045   358:2   358:2   360 NO_CHECK ARM LIBOR_6MO
4.95512 23 6 SYNC_INT   12.26313   1.00000   6.26313   0   0
ORIG_GROSSRATE   6.26313 AMORT NONE FOR   24 GROUP "1A"   TEASER
M   15 "3/27 LIBOR"   WL   00   WAC   6.70462 (8764651.80 /   8764651.80);
8764651.80   .5045   .5045   358:2   358:2   360 NO_CHECK ARM LIBOR_6MO
5.03509 35 6 SYNC_INT   12.70462   1.00000   6.70462   0   0 INIT_PERCAP
2.95660 ORIG_GROSSRATE   6.70462   GROUP "1A"   TEASER
M   16 "3/27 LIBOR"   WL   00   WAC   7.27131 (238193.28 /   238193.28);
238193.28   .5045   .5045   358:2   358:2   360 NO_CHECK ARM LIBOR_6MO
4.99000 35 6 SYNC_INT   13.27131   1.00000   7.27131   0   0 INIT_PERCAP
3.00000 ORIG_GROSSRATE   7.27131   GROUP "1A"   TEASER
M   17 "3/27 LIBOR"   WL   00   WAC   9.05000 (193600.00 /   193600.00);
193600.00   .5045   .5045   359:1   359:1   360 NO_CHECK ARM LIBOR_6MO
4.99000 36 6 SYNC_INT   15.05000   1.00000   9.05000   0   0 INIT_PERCAP
3.00000 ORIG_GROSSRATE   9.05000   GROUP "1A"   TEASER
M   18 "3/27 LIBOR"   WL   00   WAC   6.57504 (4170793.51 /   4170793.51);
4170793.51   .5045   .5045   357:3   357:3   360 NO_CHECK ARM LIBOR_6MO
4.99000 34 6 SYNC_INT   12.57504   1.00000   6.57504   0   0 INIT_PERCAP
3.00000 ORIG_GROSSRATE   6.57504   GROUP "1A"   TEASER
M   19 "3/27 LIBOR"   WL   00   WAC   7.22638 (960962.32 /   960962.32);
960962.32   .5045   .5045   358:2   358:2   360 NO_CHECK ARM LIBOR_6MO
5.18616 35 6 SYNC_INT   13.22638   1.00000   7.22638   0   0 INIT_PERCAP
3.00000 ORIG_GROSSRATE   7.22638   GROUP "1A"   TEASER
M   20 "3/27 LIBOR"   WL   00   WAC   6.30086 (29029954.92 /   29029954.92);
29029954.92   .5045   .5045   357:3   357:3   360 NO_CHECK ARM LIBOR_6MO
5.04349 34 6 SYNC_INT   12.30466   1.00000   6.30086   0   0 INIT_PERCAP
2.96771 ORIG_GROSSRATE   6.30086   GROUP "1A"   TEASER
M   21 "3/27 LIBOR I/O"   WL   00   WAC   6.40422 (2355799.99 /   2355799.99);
2355799.99   .5045   .5045   358:2   358:2   360 NO_CHECK ARM LIBOR_6MO
4.99000 35 6 SYNC_INT   12.40422   1.00000   6.40422   0   0 INIT_PERCAP
3.00000 ORIG_GROSSRATE   6.40422 AMORT NONE FOR   36 GROUP "1A"   TEASER
M   22 "3/27 LIBOR I/O"   WL   00   WAC   4.95000 (156000.00 /   156000.00);
156000.00   .5045   .5045   358:2   358:2   360 NO_CHECK ARM LIBOR_6MO
7.00000 35 6 SYNC_INT   10.95000   1.00000   4.95000   0   0 INIT_PERCAP
3.00000 ORIG_GROSSRATE   4.95000 AMORT NONE FOR   36 GROUP "1A"   TEASER
M   23 "3/27 LIBOR I/O"   WL   00   WAC   6.17965 (788703.00 /   788703.00);
788703.00   .5045   .5045   357:3   357:3   360 NO_CHECK ARM LIBOR_6MO
4.99000 34 6 SYNC_INT   12.17965   1.00000   6.17965   0   0 INIT_PERCAP
3.00000 ORIG_GROSSRATE   6.17965 AMORT NONE FOR   36 GROUP "1A"   TEASER
M   24 "3/27 LIBOR I/O"   WL   00   WAC   5.93152 (2708910.16 /   2708910.16);
2708910.16   .5045   .5045   357:3   357:3   360 NO_CHECK ARM LIBOR_6MO
5.06697 34 6 SYNC_INT   11.93152   1.00000   5.93152   0   0 INIT_PERCAP
3.00000 ORIG_GROSSRATE   5.93152 AMORT NONE FOR   36 GROUP "1A"   TEASER
M   25 "3/27 LIBOR I/O"   WL   00   WAC   6.49987 (392000.00 /   392000.00);
392000.00   .5045   .5045   359:1   359:1   360 NO_CHECK ARM LIBOR_6MO
4.99000 36 6 SYNC_INT   12.49987   1.00000   6.49987   0   0 INIT_PERCAP
3.00000 ORIG_GROSSRATE   6.49987 AMORT NONE FOR   36 GROUP "1A"   TEASER
M   26 "3/27 LIBOR I/O"   WL   00   WAC   6.00966 (16971601.86 /   16971601.86);
16971601.86   .5045   .5045   358:2   358:2   360 NO_CHECK ARM LIBOR_6MO
4.99752 35 6 SYNC_INT   12.00966   1.00000   6.00966   0   0 INIT_PERCAP
2.96217 ORIG_GROSSRATE   6.00966 AMORT NONE FOR   36 GROUP "1A"   TEASER
M   27 "5/25 LIBOR"   WL   00   WAC   6.97952 (914705.46 /   914705.46);
914705.46   .5045   .5045   357:3   357:3   360 NO_CHECK ARM LIBOR_6MO
4.99000 58 6 SYNC_INT   12.97952   1.00000   6.97952   0   0 INIT_PERCAP
3.00000 ORIG_GROSSRATE   6.97952   GROUP "1A"   TEASER
M   28 "5/25 LIBOR"   WL   00   WAC   8.17500 (65000.00 /   65000.00);

```
65000.00              .5045    .5045    359:1   359:1    360 NO_CHECK ARM LIBOR_6MO
4.99000  60  6 SYNC_INT      14.17500   1.00000   8.17500     0    0 INIT_PERCAP
3.00000 ORIG_GROSSRATE   8.17500              GROUP "1A"   TEASER
M    29  "5/25 LIBOR"      WL   00   WAC      6.17500 (    100000.00 /    100000.00 );
100000.00             .5045    .5045    359:1   359:1    360 NO_CHECK ARM LIBOR_6MO
4.99000  60  6 SYNC_INT      12.17500   1.00000   6.17500     0    0 INIT_PERCAP
3.00000 ORIG_GROSSRATE   6.17500              GROUP "1A"   TEASER
M    30  "5/25 LIBOR"      WL   00   WAC      6.60842 (    669051.06 /    669051.06 );
669051.06             .5045    .5045    358:2   358:2    360 NO_CHECK ARM LIBOR_6MO
4.99000  59  6 SYNC_INT      12.60842   1.00000   6.60842     0    0 INIT_PERCAP
3.00000 ORIG_GROSSRATE   6.60842              GROUP "1A"   TEASER
M    31  "5/25 LIBOR"      WL   00   WAC      7.34461 (    689215.81 /    689215.81 );
689215.81             .5045    .5045    358:2   358:2    360 NO_CHECK ARM LIBOR_6MO
5.16594  59  6 SYNC_INT      13.34461   1.00000   7.34461     0    0 INIT_PERCAP
3.00000 ORIG_GROSSRATE   7.34461              GROUP "1A"   TEASER
M    32  "5/25 LIBOR"      WL   00   WAC      6.80432 (   9406272.01 /   9406272.01 );
9406272.01            .5045    .5045    358:2   358:2    360 NO_CHECK ARM LIBOR_6MO
5.05278  59  6 SYNC_INT      12.80432   1.00000   6.80432     0    0 INIT_PERCAP
2.93203 ORIG_GROSSRATE   6.80432              GROUP "1A"   TEASER
M    33  "5/25 LIBOR I/O"   WL   00   WAC      6.73970 (   1186459.49 /   1186459.49 );
1186459.49            .5045    .5045    357:3   357:3    360 NO_CHECK ARM LIBOR_6MO
4.99000  58  6 SYNC_INT      12.73970   1.00000   6.73970     0    0 INIT_PERCAP
3.00000 ORIG_GROSSRATE   6.73970 AMORT NONE FOR     60 GROUP "1A"   TEASER
M    34  "5/25 LIBOR I/O"   WL   00   WAC      6.45000 (    224000.00 /    224000.00 );
224000.00             .5045    .5045    358:2   358:2    360 NO_CHECK ARM LIBOR_6MO
4.99000  59  6 SYNC_INT      12.45000   1.00000   6.45000     0    0 INIT_PERCAP
3.00000 ORIG_GROSSRATE   6.45000 AMORT NONE FOR     60 GROUP "1A"   TEASER
M    35  "5/25 LIBOR I/O"   WL   00   WAC      6.45000 (    240000.00 /    240000.00 );
240000.00             .5045    .5045    356:4   356:4    360 NO_CHECK ARM LIBOR_6MO
4.99000  57  6 SYNC_INT      12.45000   1.00000   6.45000     0    0 INIT_PERCAP
3.00000 ORIG_GROSSRATE   6.45000 AMORT NONE FOR     60 GROUP "1A"   TEASER
M    36  "5/25 LIBOR I/O"   WL   00   WAC      6.46756 (   2495784.21 /   2495784.21 );
2495784.21            .5045    .5045    358:2   358:2    360 NO_CHECK ARM LIBOR_6MO
5.04688  59  6 SYNC_INT      12.46756   1.00000   6.46756     0    0 INIT_PERCAP
2.86537 ORIG_GROSSRATE   6.46756 AMORT NONE FOR     60 GROUP "1A"   TEASER
M    37  "5/25 LIBOR I/O"   WL   00   WAC      6.32232 (   1148357.63 /   1148357.63 );
1148357.63            .5045    .5045    357:3   357:3    360 NO_CHECK ARM LIBOR_6MO
5.43864  58  6 SYNC_INT      12.32232   1.00000   6.32232     0    0 INIT_PERCAP
3.00000 ORIG_GROSSRATE   6.32232 AMORT NONE FOR     60 GROUP "1A"   TEASER
M    38  "5/25 LIBOR I/O"   WL   00   WAC      6.38256 (   14538703.52 /   14538703.52 );
14538703.52           .5045    .5045    358:2   358:2    360 NO_CHECK ARM LIBOR_6MO
4.99953  59  6 SYNC_INT      12.38256   1.00000   6.38256     0    0 INIT_PERCAP
2.91255 ORIG_GROSSRATE   6.38256 AMORT NONE FOR     60 GROUP "1A"   TEASER
M    39  "6 Month LIBOR"    WL   00   WAC      7.99250 (   1519770.23 /   1519770.23 );
1519770.23            .5045    .5045    358:2   358:2    360 NO_CHECK ARM LIBOR_6MO
5.41202   5  6 SYNC_INT      13.99250   1.00000   7.99250     0    0
ORIG_GROSSRATE   7.99250              GROUP "1A"   TEASER
M    40  "6 Month LIBOR"    WL   00   WAC      7.65000 (    93500.00 /    93500.00 );
93500.00              .5045    .5045    359:1   359:1    360 NO_CHECK ARM LIBOR_6MO
4.99000   6  6 SYNC_INT      13.65000   1.00000   7.65000     0    0
ORIG_GROSSRATE   7.65000              GROUP "1A"   TEASER
M    41  "6 Month LIBOR"    WL   00   WAC      7.02496 (    355900.00 /    355900.00 );
355900.00             .5045    .5045    359:1   359:1    360 NO_CHECK ARM LIBOR_6MO
4.99000   6  6 SYNC_INT      13.02496   1.00000   7.02496     0    0
ORIG_GROSSRATE   7.02496              GROUP "1A"   TEASER
M    42  "6 Month LIBOR"    WL   00   WAC      7.00000 (    179704.04 /    179704.04 );
```

```
179704.04            .5045    .5045        357:3   357:3    360 NO_CHECK ARM LIBOR_6MO
4.99000   4  6 SYNC_INT     13.00000     1.00000    7.00000     0    0
ORIG_GROSSRATE   7.00000                    GROUP "1A"   TEASER
M      43  "6 Month LIBOR"   WL   00   WAC      5.45000 (    199517.12 /      199517.12 );
199517.12            .5045    .5045        357:3   357:3    360 NO_CHECK ARM LIBOR_6MO
4.99000   4  6 SYNC_INT     11.45000     1.00000    5.45000     0    0
ORIG_GROSSRATE   5.45000                    GROUP "1A"   TEASER
M      44  "Fixed Rate 10 Year"  WL   00   WAC      8.70000 (     60554.35 /       60554.35 );
60554.35            .5045    .5045        117:3   117:3    120 NO_CHECK
GROUP "1F"
M      45  "Fixed Rate 15 Year"  WL   00   WAC      6.66818 (   13880135.02 /   13880135.02 );
13880135.02            .5045    .5045        176:4   176:4    180 NO_CHECK
GROUP "1F"
M      46  "Fixed Rate 15 Year"  WL   00   WAC      6.52306 (    2182959.60 /    2182959.60 );
2182959.60            .5045    .5045        177:3   177:3    180 NO_CHECK
GROUP "1F"
M      47  "Fixed Rate 15 Year"  WL   00   WAC     11.14519 (     59621.71 /      59621.71 );
59621.71            .5045    .5045        178:2   178:2    180 NO_CHECK
GROUP "1F"
M      48  "Fixed Rate 15 Year"  WL   00   WAC      6.53153 (    1099735.48 /    1099735.48 );
1099735.48            .5045    .5045        178:2   178:2    180 NO_CHECK
GROUP "1F"
M      49  "Fixed Rate 15 Year"  WL   00   WAC      6.42758 (    2605770.24 /    2605770.24 );
2605770.24            .5045    .5045        177:3   177:3    180 NO_CHECK
GROUP "1F"
M      50  "Fixed Rate 15 Year"  WL   00   WAC      6.34095 (   11658132.86 /   11658132.86 );
11658132.86            .5045    .5045        177:3   177:3    180 NO_CHECK
GROUP "1F"
M      51  "Fixed Rate 20 Year"  WL   00   WAC      7.80594 (    1297279.83 /    1297279.83 );
1297279.83            .5045    .5045        236:4   236:4    240 NO_CHECK
GROUP "1F"
M      52  "Fixed Rate 20 Year"  WL   00   WAC      6.33140 (     428205.84 /     428205.84 );
428205.84            .5045    .5045        237:3   237:3    240 NO_CHECK
GROUP "1F"
M      53  "Fixed Rate 20 Year"  WL   00   WAC      5.99000 (     154127.45 /     154127.45 );
154127.45            .5045    .5045        237:3   237:3    240 NO_CHECK
GROUP "1F"
M      54  "Fixed Rate 20 Year"  WL   00   WAC      7.67500 (     134521.25 /     134521.25 );
134521.25            .5045    .5045        237:3   237:3    240 NO_CHECK
GROUP "1F"
M      55  "Fixed Rate 20 Year"  WL   00   WAC      6.54870 (    1559069.69 /    1559069.69 );
1559069.69            .5045    .5045        237:3   237:3    240 NO_CHECK
GROUP "1F"
M      56  "Fixed Rate 30 Year"  WL   00   WAC      7.17697 (   89199042.17 /   89199042.17 );
89199042.17            .5045    .5045        355:5   355:5    360 NO_CHECK
GROUP "1F"
M      57  "Fixed Rate 30 Year"  WL   00   WAC      7.39943 (    1089331.31 /    1089331.31 );
1089331.31            .5045    .5045        358:2   358:2    360 NO_CHECK
GROUP "1F"
M      58  "Fixed Rate 30 Year"  WL   00   WAC      6.83366 (   13687131.15 /   13687131.15 );
13687131.15            .5045    .5045        358:2   358:2    360 NO_CHECK
GROUP "1F"
M      59  "Fixed Rate 30 Year"  WL   00   WAC      7.83022 (    2426609.69 /    2426609.69 );
2426609.69            .5045    .5045        358:2   358:2    360 NO_CHECK
GROUP "1F"
M      60  "Fixed Rate 30 Year"  WL   00   WAC      7.07918 (   13761920.83 /   13761920.83 );
```

```
13761920.83              .5045    .5045      357:3   357:3    360 NO_CHECK
GROUP "1F"
M     61  "Fixed Rate 30 Year"  WL   00    WAC        7.57344 (   10912462.88 /   10912462.88 );
10912462.88             .5045    .5045      357:3   357:3    360 NO_CHECK
GROUP "1F"
M     62  "Fixed Rate 30 Year"  WL   00    WAC        6.91023 (   143790469.36 /   143790469.36 );
143790469.36            .5045    .5045      357:3   357:3    360 NO_CHECK
GROUP "1F"
M     63  "2/28 LIBOR"      WL   00    WAC        6.88406 (  122180682.93 /  122180682.93 );
122180682.93            .5045    .5045      357:3   357:3    360 NO_CHECK ARM
LIBOR_6MO          4.92483  22   6 SYNC_INT         12.88406     1.00000      6.88406      0
0 INIT_PERCAP    1.00287 ORIG_GROSSRATE   6.88406                  GROUP "2A"
TEASER
M     64  "2/28 LIBOR"      WL   00    WAC        7.23967 (   1098414.31 /   1098414.31 );
1098414.31              .5045    .5045      358:2   358:2    360 NO_CHECK ARM LIBOR_6MO
4.99000   23   6 SYNC_INT        13.23967     1.00000      7.23967      0    0
ORIG_GROSSRATE   7.23967               GROUP "2A"   TEASER
M     65  "2/28 LIBOR"      WL   00    WAC        6.69214 (   12725905.60 /   12725905.60 );
12725905.60             .5045    .5045      357:3   357:3    360 NO_CHECK ARM LIBOR_6MO
4.93887   22   6 SYNC_INT        12.74936     1.00000      6.69214      0    0 INIT_PERCAP
1.11443 ORIG_GROSSRATE   6.69214               GROUP "2A"   TEASER
M     66  "2/28 LIBOR"      WL   00    WAC        6.95667 (   17667046.47 /   17667046.47 );
17667046.47             .5045    .5045      358:2   358:2    360 NO_CHECK ARM LIBOR_6MO
5.08215   23   6 SYNC_INT        12.95667     1.00000      6.95667      0    0
ORIG_GROSSRATE   6.95667               GROUP "2A"   TEASER
M     67  "2/28 LIBOR"      WL   00    WAC        6.70309 (   178377404.00 /   178377404.00 );
178377404.00            .5045    .5045      357:3   357:3    360 NO_CHECK ARM
LIBOR_6MO          5.23679  22   6 SYNC_INT         12.72851     1.00000      6.70309      0
0 INIT_PERCAP    1.05974 ORIG_GROSSRATE   6.70309                  GROUP "2A"
TEASER
M     68  "2/28 LIBOR"      WL   00    WAC        6.78508 (   2483456.37 /   2483456.37 );
2483456.37              .5045    .5045      355:5   355:5    360 NO_CHECK ARM LIBOR_6MO
4.99000   20   6 SYNC_INT        12.78508     1.00000      6.78508      0    0
ORIG_GROSSRATE   6.78508               GROUP "2A"   TEASER
M     69  "2/28 LIBOR"      WL   00    WAC        6.62266 (   9688825.28 /   9688825.28 );
9688825.28              .5045    .5045      356:4   356:4    360 NO_CHECK ARM LIBOR_6MO
5.03695   21   6 SYNC_INT        12.62266     1.00000      6.62266      0    0
ORIG_GROSSRATE   6.62266               GROUP "2A"   TEASER
M     70  "2/28 LIBOR I/O"   WL   00    WAC        6.30328 (   70420709.19 /   70420709.19 );
70420709.19             .5045    .5045      358:2   358:2    360 NO_CHECK ARM LIBOR_6MO
4.71225   23   6 SYNC_INT        12.30328     1.00000      6.30328      0    0
ORIG_GROSSRATE   6.30328 AMORT NONE FOR       24 GROUP "2A"   TEASER
M     71  "2/28 LIBOR I/O"   WL   00    WAC        6.23394 (   21809567.77 /   21809567.77 );
21809567.77             .5045    .5045      358:2   358:2    360 NO_CHECK ARM LIBOR_6MO
4.70101   23   6 SYNC_INT        12.23394     1.00000      6.23394      0    0
ORIG_GROSSRATE   6.23394 AMORT NONE FOR       24 GROUP "2A"   TEASER
M     72  "2/28 LIBOR I/O"   WL   00    WAC        6.41920 (   3396600.00 /   3396600.00 );
3396600.00              .5045    .5045      358:2   358:2    360 NO_CHECK ARM LIBOR_6MO
4.71296   23   6 SYNC_INT        12.41920     1.00000      6.41920      0    0
ORIG_GROSSRATE   6.41920 AMORT NONE FOR       24 GROUP "2A"   TEASER
M     73  "2/28 LIBOR I/O"   WL   00    WAC        6.27716 (   319203423.98 /   319203423.98 );
319203423.98            .5045    .5045      358:2   358:2    360 NO_CHECK ARM
LIBOR_6MO          5.04072  23   6 SYNC_INT         12.27716     1.00000      6.27716      0
0            ORIG_GROSSRATE   6.27716 AMORT NONE FOR       24 GROUP "2A"
TEASER
M     74  "2/28 LIBOR I/O"   WL   00    WAC        6.16472 (   14710717.65 /   14710717.65 );
```

```
14710717.65            .5045    .5045       358:2   358:2    360 NO_CHECK ARM LIBOR_6MO
5.06061  23  6 SYNC_INT       12.16472    1.00000    6.16472      0    0
ORIG_GROSSRATE   6.16472 AMORT NONE FOR        24 GROUP "2A"   TEASER
M     75  "3/27 LIBOR"      WL   00   WAC       6.44349 (   4942674.83 /    4942674.83 );
4942674.83            .5045    .5045       358:2   358:2    360 NO_CHECK ARM LIBOR_6MO
5.31378  35  6 SYNC_INT       12.56682    1.00000    6.44349      0    0 INIT_PERCAP
3.00000  ORIG_GROSSRATE   6.44349                GROUP "2A"   TEASER
M     76  "3/27 LIBOR"      WL   00   WAC       6.34397 (   2265326.77 /    2265326.77 );
2265326.77            .5045    .5045       358:2   358:2    360 NO_CHECK ARM LIBOR_6MO
4.99000  35  6 SYNC_INT       12.34397    1.00000    6.34397      0    0 INIT_PERCAP
3.00000  ORIG_GROSSRATE   6.34397                GROUP "2A"   TEASER
M     77  "3/27 LIBOR"      WL   00   WAC       5.92957 (   15349894.74 /    15349894.74 );
15349894.74            .5045    .5045       358:2   358:2    360 NO_CHECK ARM LIBOR_6MO
5.03573  35  6 SYNC_INT       11.96907    1.00000    5.92957      0    0 INIT_PERCAP
3.00000  ORIG_GROSSRATE   5.92957                GROUP "2A"   TEASER
M     78  "3/27 LIBOR I/O"   WL   00   WAC       6.00169 (   1337079.59 /    1337079.59 );
1337079.59            .5045    .5045       357:3   357:3    360 NO_CHECK ARM LIBOR_6MO
4.99000  34  6 SYNC_INT       12.00169    1.00000    6.00169      0    0 INIT_PERCAP
3.00000  ORIG_GROSSRATE   6.00169 AMORT NONE FOR        36 GROUP "2A"   TEASER
M     79  "3/27 LIBOR I/O"   WL   00   WAC       5.99000 (    487600.00 /     487600.00 );
487600.00            .5045    .5045       357:3   357:3    360 NO_CHECK ARM LIBOR_6MO
4.99000  34  6 SYNC_INT       11.99000    1.00000    5.99000      0    0 INIT_PERCAP
3.00000  ORIG_GROSSRATE   5.99000 AMORT NONE FOR        36 GROUP "2A"   TEASER
M     80  "3/27 LIBOR I/O"   WL   00   WAC       5.99147 (   3328628.71 /    3328628.71 );
3328628.71            .5045    .5045       358:2   358:2    360 NO_CHECK ARM LIBOR_6MO
4.99000  35  6 SYNC_INT       11.99147    1.00000    5.99147      0    0 INIT_PERCAP
3.00000  ORIG_GROSSRATE   5.99147 AMORT NONE FOR        36 GROUP "2A"   TEASER
M     81  "3/27 LIBOR I/O"   WL   00   WAC       6.16129 (   11112921.00 /    11112921.00 );
11112921.00            .5045    .5045       358:2   358:2    360 NO_CHECK ARM LIBOR_6MO
4.99000  35  6 SYNC_INT       12.16129    1.00000    6.16129      0    0 INIT_PERCAP
3.00000  ORIG_GROSSRATE   6.16129 AMORT NONE FOR        36 GROUP "2A"   TEASER
M     82  "5/25 LIBOR"      WL   00   WAC       7.35502 (    699743.34 /     699743.34 );
699743.34            .5045    .5045       358:2   358:2    360 NO_CHECK ARM LIBOR_6MO
4.99000  59  6 SYNC_INT       13.35502    1.00000    7.35502      0    0 INIT_PERCAP
3.00000  ORIG_GROSSRATE   7.35502                GROUP "2A"   TEASER
M     83  "5/25 LIBOR"      WL   00   WAC       5.90000 (    392948.97 /     392948.97 );
392948.97            .5045    .5045       357:3   357:3    360 NO_CHECK ARM LIBOR_6MO
4.99000  58  6 SYNC_INT       11.90000    1.00000    5.90000      0    0 INIT_PERCAP
3.00000  ORIG_GROSSRATE   5.90000                GROUP "2A"   TEASER
M     84  "5/25 LIBOR"      WL   00   WAC       6.15000 (    413000.00 /     413000.00 );
413000.00            .5045    .5045       359:1   359:1    360 NO_CHECK ARM LIBOR_6MO
4.99000  60  6 SYNC_INT       12.15000    1.00000    6.15000      0    0 INIT_PERCAP
3.00000  ORIG_GROSSRATE   6.15000                GROUP "2A"   TEASER
M     85  "5/25 LIBOR"      WL   00   WAC       6.26363 (   2992790.18 /    2992790.18 );
2992790.18            .5045    .5045       357:3   357:3    360 NO_CHECK ARM LIBOR_6MO
4.99000  58  6 SYNC_INT       12.26363    1.00000    6.26363      0    0 INIT_PERCAP
3.00000  ORIG_GROSSRATE   6.26363                GROUP "2A"   TEASER
M     86  "5/25 LIBOR I/O"   WL   00   WAC       5.75000 (    520000.00 /     520000.00 );
520000.00            .5045    .5045       356:4   356:4    360 NO_CHECK ARM LIBOR_6MO
4.99000  57  6 SYNC_INT       11.75000    1.00000    5.75000      0    0 INIT_PERCAP
3.00000  ORIG_GROSSRATE   5.75000 AMORT NONE FOR        60 GROUP "2A"   TEASER
M     87  "5/25 LIBOR I/O"   WL   00   WAC       5.62693 (    767066.83 /     767066.83 );
767066.83            .5045    .5045       357:3   357:3    360 NO_CHECK ARM LIBOR_6MO
4.99000  58  6 SYNC_INT       11.62693    1.00000    5.62693      0    0 INIT_PERCAP
3.00000  ORIG_GROSSRATE   5.62693 AMORT NONE FOR        60 GROUP "2A"   TEASER
M     88  "5/25 LIBOR I/O"   WL   00   WAC       6.04831 (   6879154.88 /    6879154.88 );
```

6879154.88   .5045   .5045   358:2   358:2   360 NO_CHECK ARM LIBOR_6MO
4.99000   59 6 SYNC_INT   12.04831   1.00000   6.04831   0   0 INIT_PERCAP
2.87062 ORIG_GROSSRATE   6.04831 AMORT NONE FOR   60 GROUP "2A"   TEASER
M   89 "6 Month LIBOR"   WL   00   WAC   7.90351 (2184208.00 /   2184208.00);
2184208.00   .5045   .5045   358:2   358:2   360 NO_CHECK ARM LIBOR_6MO
5.24638   5 6 SYNC_INT   13.90351   1.00000   7.90351   0   0
ORIG_GROSSRATE   7.90351   GROUP "2A"   TEASER
M   90 "6 Month LIBOR"   WL   00   WAC   6.42204 (966010.59 /   966010.59);
966010.59   .5045   .5045   356:4   356:4   360 NO_CHECK ARM LIBOR_6MO
4.99000   3 6 SYNC_INT   12.42204   1.00000   6.42204   0   0
ORIG_GROSSRATE   6.42204   GROUP "2A"   TEASER
M   91 "6 Month LIBOR"   WL   00   WAC   7.85000 (558880.00 /   558880.00);
558880.00   .5045   .5045   359:1   359:1   360 NO_CHECK ARM LIBOR_6MO
4.99000   6 6 SYNC_INT   13.85000   1.00000   7.85000   0   0
ORIG_GROSSRATE   7.85000   GROUP "2A"   TEASER
M   92 "Fixed Rate 15 Year" WL   00   WAC   6.33883 (1960802.51 /   1960802.51);
1960802.51   .5045   .5045   176:4   176:4   180 NO_CHECK
GROUP "2F"
M   93 "Fixed Rate 15 Year" WL   00   WAC   6.91772 (898739.63 /   898739.63);
898739.63   .5045   .5045   178:2   178:2   180 NO_CHECK
GROUP "2F"
M   94 "Fixed Rate 15 Year" WL   00   WAC   5.85000 (315123.78 /   315123.78);
315123.78   .5045   .5045   167:13 167:13   180 NO_CHECK
GROUP "2F"
M   95 "Fixed Rate 15 Year" WL   00   WAC   5.64925 (4406166.04 /   4406166.04);
4406166.04   .5045   .5045   176:4   176:4   180 NO_CHECK
GROUP "2F"
M   96 "Fixed Rate 20 Year" WL   00   WAC   5.99000 (393283.89 /   393283.89);
393283.89   .5045   .5045   237:3   237:3   240 NO_CHECK
GROUP "2F"
M   97 "Fixed Rate 30 Year" WL   00   WAC   6.67813 (24918239.96 /   24918239.96);
24918239.96   .5045   .5045   356:4   356:4   360 NO_CHECK
GROUP "2F"
M   98 "Fixed Rate 30 Year" WL   00   WAC   6.64715 (790000.00 /   790000.00);
790000.00   .5045   .5045   359:1   359:1   360 NO_CHECK
GROUP "2F"
M   99 "Fixed Rate 30 Year" WL   00   WAC   6.83382 (12766270.45 /   12766270.45);
12766270.45   .5045   .5045   357:3   357:3   360 NO_CHECK
GROUP "2F"
M   100 "Fixed Rate 30 Year" WL   00   WAC   6.25000 (340000.00 /   340000.00);
340000.00   .5045   .5045   359:1   359:1   360 NO_CHECK
GROUP "2F"
M   101 "Fixed Rate 30 Year" WL   00   WAC   6.89956 (2389208.66 /   2389208.66);
2389208.66   .5045   .5045   358:2   358:2   360 NO_CHECK
GROUP "2F"
M   102 "Fixed Rate 30 Year" WL   00   WAC   6.61958 (1759415.25 /   1759415.25);
1759415.25   .5045   .5045   357:3   357:3   360 NO_CHECK
GROUP "2F"
M   103 "Fixed Rate 30 Year" WL   00   WAC   6.51855 (41887340.77 /   41887340.77);
41887340.77   .5045   .5045   356:4   356:4   360 NO_CHECK
GROUP "2F"